ASIAN DEVELOPMENT BANK

FINANCIAL REPORT 2013



MANAGEMENT'S DISCUSSION AND ANALYSIS
AND ANNUAL FINANCIAL STATEMENTS

ADB

ADB

Management's Discussion and Analysis and Annual Financial Statements

31 December 2013

ASIAN DEVELOPMENT BANK

CONTENTS

Management's Discussion and Analysis

Financial Statements, Management's Report on Internal Control over Financial Reporting, and Independent Auditors' Reports

IX. Asia Pacific Disaster Response Fund (APDRF)

X. Financial Sector Development Partnership Special Fund (FSDPSF)

MANAGEMENT'S DISCUSSION AND ANALYSIS

I. OVERVIEW

The vision of the Asian Development Bank (ADB), an international development financial institution, is for an Asia and Pacific region free of poverty. ADB was established in 1966 through the Agreement Establishing the Asian Development Bank (the Charter).[1] ADB is owned by 67 members, 48 of which are in the region.

ADB provides various forms of financial assistance to its developing member countries (DMCs). The main instruments are loans, technical assistance (TA), grants, guarantees, and equity investments. These instruments are financed through ordinary capital resources (OCR), Special Funds, and trust funds. ADB operations are financed from OCR and Special Funds. The Charter requires that funds from each resource be kept and used separately. Trust funds are generally financed by contributions and administered by ADB as the trustee.

ADB also provides policy dialogue and advisory services, and mobilizes financial resources through its cofinancing operations, which access official, commercial, and export credit sources to maximize the development impact of its assistance. Cofinancing for ADB projects can be in the form of external loans, grants for TA and components of loan projects, and credit enhancement products such as guarantees and syndications.

II. ORDINARY CAPITAL RESOURCES

Funding for OCR operations comes from three distinct sources: funds borrowed from capital markets and private placements, paid-in capital provided by shareholders, and accumulated retained income (reserves). The financial strength of ADB is based on the support it has received from its shareholders and on its financial policies and practices. Shareholder support is reflected in the form of capital subscriptions from members and in the record of borrowing members in meeting their debt service obligations.

Borrowed funds, together with equity, are used to fund OCR lending and investment activities and other general operations. Loans are generally provided to DMCs that have attained higher economic development and to nonsovereign borrowers. Sovereign loans are priced on a cost pass-through basis, which means the cost of funding the loans plus a contractual spread is passed to the borrowers. ADB applies market-based pricing for nonsovereign loans. In addition to direct lending, ADB also provides guarantees to assist DMC governments and nonsovereign borrowers in securing commercial funds for ADB-assisted projects.

A. Basis of Financial Reporting

Statutory reporting. ADB prepares OCR financial statements in accordance with accounting principles generally accepted in the United States of America (US GAAP), referred to in this document as the "statutory reporting basis."

ADB manages its balance sheet by selectively using derivatives to minimize interest rate and currency risks associated with its financial instruments. Derivatives are used to enhance asset and liability management of individual positions and overall portfolios. ADB has elected not to define any qualifying hedging relationships, not because economic hedges do not exist, but rather because the application of hedging criteria under US GAAP does not make fully evident ADB's risk management strategies.

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[1] ADB. 1966. *Agreement Establishing the Asian Development Bank*. Manila.

ADB reports all derivative instruments on the balance sheet at fair value and recognizes the changes in fair value for the period as part of net income. ADB also elects to measure financial instruments at fair value on a selective basis and opts to measure borrowings with associated swaps at fair value to apply a consistent accounting treatment between the borrowings and their related swaps. ADB continues to report its loans and borrowings that are not swapped at amortized cost and reports most of its investments (except time deposits that are recorded at cost) at fair value.

Management reporting. Since certain financial instruments (including all derivatives, swapped borrowings, and certain investments) are recorded at their fair value, while loans and a portion of borrowings and investments are recorded at amortized cost, Management believes that statutory income may not fully reflect the overall economic value of ADB's financial position because of the asymmetric accounting treatment. Accordingly, ADB also reports operating income, which excludes the impact of the fair value adjustments associated with financial instruments from the results of OCR operations. ADB uses operating income as the key measure to manage its financial position, make financial management decisions, and monitor financial ratios and parameters.

Operating income does not include unrealized gains or losses of the portfolio. The unrealized gains or losses, although an important indicator of the portfolio performance, generally represent changes in income as a result of fluctuations in the fair value of swapped borrowings and derivatives. Since ADB does not actively trade these financial instruments, such gains or losses are generally not realized unless ADB is forced to do so by risk events before maturity. ADB has instituted conservative risk management policies to mitigate such risks.

Since ADB intends to hold most borrowings and related swaps until maturity or call, the interim unrealized gains and losses reported under the statutory reporting basis will eventually converge with the net realized income and expenses ADB recognizes over the life of the transaction.

The management reporting basis balance sheet reconciled from the statutory reporting basis balance sheet as of 31 December 2013 is provided in the Appendix.

B. Selected Financial Data

Table 1 presents selected financial data on two bases: statutory reporting basis and management reporting basis. The rates of return on equity and earning assets under the statutory reporting basis were higher for 2013, compared to 2012, mainly from the favorable change in fair value of some derivatives and associated borrowings. The lower rate of return on loans and cost of borrowings were generally in line with the market trend compared with 2012 (Table 2), while return on investments decreased due to the lag effect between the rising medium-term market interest rate environment and actual return from investments. A discussion on revenue and expenses is in the Overall Financial Results section.

C. Overall Financial Results

Net income. Table 3 presents overall financial results for 2013. Net income was $566 million compared with $142 million for 2012. The increased net income is mainly attributed to the unrealized gains from ADB's derivatives and associated borrowings, compared with the unrealized losses in 2012.

Table 1: Selected Financial Data for the Year Ended 31 December

($ million)

Item	2013	2012	2011	2010	2009
Statutory Reporting Basis					
Revenue					
From Loans	646	770	650	681	960
From Investments	339	390	365	368	459
From Guarantees	18	18	16	11	9
From Equity Investments	10	39	44	58	24
From Other Sources	22	21	20	24	19
Total Revenue	**1,035**	**1,238**	**1,095**	**1,142**	**1,471**
Borrowings and Related Expenses	400	520	368	386	742
Administrative Expenses[a]	411	351	316	294	194
(Write-back) Provision for Loan Losses	(6)	7	(7)	(45)	115
Other Expenses	8	9	5	4	5
Total Expenses	**813**	**887**	**682**	**639**	**1,056**
Net Realized Gains	194	122	190	80	23
Net Unrealized Gains (Losses)	150	(331)	6	43	(466)
Net Income (Loss)	**566**	**142**	**609**	**626**	**(28)**
Average Earning Assets[b]	78,828	76,361	69,112	62,445	54,655
Annual Return on Average Earning Assets (%)	0.72	0.19	0.88	1.00	(0.05)
Return on Equity (%)	3.43	0.87	3.74	3.97	(0.18)
Return on Loans (%)	1.31	1.56	1.34	1.61	2.67
Return on Investments (%)	1.43	1.69	2.04	2.17	2.93
Cost of Borrowings (%)	0.51	0.91	1.13	2.06	2.91
Management Reporting Basis					
Operating Income[c]	469	465	587	548	420
Average Earning Assets[b]	78,839	76,386	69,099	62,555	54,828
Annual Return on Average Earning Assets[d] (%)	0.60	0.61	0.85	0.88	0.77
Return on Equity (%)	2.71	2.72	3.58	3.54	2.84
Return on Loans (%)	1.23	1.51	1.36	1.56	2.55
Return on Investments (%)	1.36	1.58	2.11	2.16	2.87
Cost of Borrowings (%)	0.64	0.84	0.69	0.81	1.83

( ) = negative.

[a] Net of administrative expenses allocated to the Asian Development Fund and loan origination costs that are deferred.

[b] Average of investments and related swaps, outstanding loans (excluding net unamortized loan origination cost and/or front-end fees) and related swaps and equity investments.

[c] Operating income is defined as statutory net income before unrealized gains or losses and ADB's proportionate share in unrealized gains or losses from equity investment accounted for under the equity method.

[d] Represents operating income over average earning assets.

Table 2: Selected US Dollar Interest Rates

(%)

Item	2013	2012	2011	2010	2009
6-Month US Dollar LIBOR	0.35	0.51	0.81	0.46	0.43
3-Year US Dollar Swap Rate	0.88	0.50	0.82	1.28	2.06

LIBOR = London interbank offered rate, US = United States.

Source: Bloomberg Finance L.P.

Table 3: Overall Financial Results for the Year Ended 31 December
($ million)

Item	2013	2012	Change
Income from loans	**652**	**763**	**(111)**
Interest income	637	766	(129)
Write-back (Provision) for loan losses	6	(7)	13
Others	9	4	5
Income from investments	**351**	**407**	**(56)**
Interest income	339	390	(51)
Realized gain	12	17	(5)
Income from equity investments	**239**	**109**	**130**
Profit on sale	178	90	88
Realized gain on proportionate share of income from EI accounted for under the equity method	47	25	22
Dividend income	7	4	3
Impairment loss	(2)	(10)	8
Others	9	0	9
Other income—net	**32**	**41**	**(9)**
Borrowings and related expenses	**394**	**504**	**(110)**
Interest and other expenses	400	520	(120)
Realized gain	(6)	(16)	10
Administrative expenses—OCR	**411**	**351**	**60**
Operating income	**469**	**465**	**4**
Net unrealized gains (losses)	**150**	**(331)**	**481**
Proportionate share of income from EI accounted for under the equity method	**(53)**	**9**	**(62)**
Net income	**566**	**142**	**424**

( ) = negative, EI = equity investments, OCR = ordinary capital resources.
Note: 0 = amount less than $0.5 million.
Numbers may not sum precisely because of rounding.

Operating income. Operating income[2] for 2013 was relatively stable at $469 million compared with $465 million for 2012. Changes in income and expense items were primarily driven by:

- a $130 million increase in income from equity investments mainly because of (a) an $88 million increase in profit on sale of equity investments, (b) a $22 million increase in ADB's share of reported income of investee companies accounted for under the equity method, (c) $9 million in miscellaneous fees earned in 2013, and (d) an $8 million decrease in impairment loss; and
- a $110 million decrease in borrowings and related expenses due to a decrease in the average cost of borrowings.

These were partially offset by:

- a $111 million decrease in income from loans and a $56 million decrease in income from investments, mainly attributed to lower returns; and
- a $60 million increase in administrative expenses.

[2] Operating income is defined as statutory net income before unrealized gains or losses and ADB's proportionate share in unrealized gains or losses from equity investment accounted for under the equity method.

Net unrealized gains and losses. During 2013, ADB posted net unrealized gains of $150 million (2012: $331 million net unrealized losses). The upward shift in the medium-term interest rates and movement in credit spreads on ADB's own borrowings contributed to the unrealized gain in 2013. The unrealized losses in 2012 were mainly due to movements in ADB's credit spreads and one-time effect of enhancements in the swaps valuation methodology.

D. Operating Activities

ADB provides financial assistance through loans, TA, guarantees, and equity investments to its DMCs to help them meet their developmental needs. ADB also promotes cofinancing of its projects and programs to complement its own assistance with funds from both official and commercial sources, including export credit agencies.

1. Loans

Loans based on the London interbank offered rate (LIBOR) have been the primary lending facility for OCR sovereign operations since 2001. The LIBOR-based loan (LBL) is designed to meet borrowers' demand for loan products that suit project needs and effectively manage their external debt. The LBL also gives borrowers a high degree of flexibility in managing interest rate and exchange rate risks, while providing low intermediation risk to ADB. Since November 2002, ADB has been offering local currency loan (LCL) to nonsovereign borrowers; in August 2005, this was expanded to sovereign borrowers. In June 2009, ADB established the Countercyclical Support Facility (CSF) in response to the global economic crisis that spread to Asia and the Pacific. The CSF is a sovereign lending instrument available to support the countercyclical development expenditure and/or policy program of DMCs.

In 2011, ADB introduced policy-based lending, which enhanced the program lending policy by mainstreaming programmatic budget support and enhancing crisis response capacity. ADB has four policy-based lending products, each catering to a different situation in a DMC: stand-alone policy-based lending, programmatic approach, special policy-based lending, and countercyclical support facility lending.

Before 2001, ADB's loan products comprised pool-based single currency loans, market-based loans, and fixed-rate multicurrency loans. With the introduction of the LBLs, they are no longer offered.

Loan approvals, disbursements, repayments, and prepayments. In 2013, approved loans totaled $10,186 million, representing a $902 million increase from 2012 ($9,284 million). ADB approved 56 sovereign loans totaling $8,761 million and 19 nonsovereign loans totaling $1,425 million, compared with 2012 approvals of 49 sovereign loans totaling $8,277 million and 22 nonsovereign loans totaling $1,007 million.[3] Disbursements in 2013 totaled $5,985 million ($5,178 million for sovereign loans and $807 million for nonsovereign loans), a decrease of 11.5% from the $6,764 million disbursed in 2012. Regular principal repayments in 2013 were $4,461 million (2012: $3,197 million), while prepayments totaled $665 million (2012: $61 million). In 2013, 13 loans were fully prepaid for $530 million, and 22 loans were partially prepaid for $135 million. As of 31 December 2013, loans outstanding after allowance for loan losses and net unamortized loan origination cost totaled $53,088 million, of which sovereign loans represented $49,947 million and nonsovereign loans $3,141 million.

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[3] These exclude adjustments and terminations prior to signing.

ADB offers the multitranche financing facility (MFF), a debt financing facility that delivers financial resources for a program or investment in a series of separate financing tranches over a fixed period. Financing tranches may be provided as loans, guarantees, or any combination of these instruments based on periodic financing requests (PFRs) submitted by the borrower. In 2013, MFFs totaling $1,555 million (2012: $2,612 million) were approved under OCR.[4] PFRs, under the MFFs, totaling $2,997 million were approved in 2013 (2012: $3,307 million); a total of $2,072 million was disbursed in 2013 (2012: $1,634 million).

ADB provides lending without sovereign guarantee to entities that can be considered public sector borrowers but are structurally separate from the sovereign or central government. Such entities include state-owned enterprises, government agencies, municipalities, and local government units.

Status of loans. No loans were in nonaccrual status as of 31 December 2013 (one nonsovereign loan totaling $18 million as of 31 December 2012).

Loan charges on sovereign loans. LBLs and loans approved under the CSF carry a floating lending rate that comprises a funding cost margin over or under the 6-month LIBOR and an effective contractual spread. The lending rate is reset every 6 months on each interest reset date and can be converted into a fixed rate at a borrower's request. The lending rates for pool-based single currency loans are based on the previous semester's average cost of borrowing. Interest rates for market-based loans are either fixed or floating. The floating rates are determined based on 6-month LIBOR with reset dates of either 15 March and 15 September or 15 June and 15 December.

A commitment charge is levied on undisbursed balances of loan balances beginning 60 days after signing of the applicable loan agreement; charges begin to accrue when the loan becomes effective.

Lending spread. Effective in 2000, all sovereign loans without specific provisions in the loan agreements were charged a lending spread of 60 basis points over the base lending rate.

Starting in 2004, ADB provided a 20 basis points waiver on the lending spread for borrowers or guarantors that do not have any OCR loans in arrears under ADB's sovereign operations.[5] In 2013, the total waiver on the lending spread was $59 million (2012: $64 million). The waiver policy for the applicable loans is reviewed annually. In December 2013, the Board of Directors approved the continuation of this waiver policy only for borrowers of US dollar pool-based single currency loan (PSCL), covering the period commencing from 1 January 2014 up to 31 December 2014.

In December 2007, the ADB Board of Directors revised the pricing structure for all LBLs and LCLs negotiated on or after 1 October 2007, ADB eliminated the waiver mechanism and provided a credit of 0.4% for the duration of the loan. This resulted in an effective contractual spread of 20 basis points over the base lending spread.

In April 2010, the Board of Directors revised the loan charges where for LBLs and LCLs (i) negotiated from 1 July 2010 up to and including 30 June 2011, that the credit of 0.4% be reduced to 0.3% for the duration of the loan, to result in a contractual spread of 0.3% over the base lending rate; and (ii) negotiated from 1 July 2011, that the credit of 0.4% be reduced to

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[4] These amounts may be adjusted based on flexibility of the use of OCR and Asian Development Fund (ADF) funding.

[5] Applicable for sovereign loans negotiated before 1 October 2007.

0.2% for the duration of the loan, to result in a contractual spread of 0.4% over the base lending rate.

In December 2013, the Board of Directors approved revision to the loan pricing for all LBLs and LCLs negotiated on or after 1 January 2014 reducing the credit of 0.2% to 0.1% for the duration of the loan, resulting in a contractual spread of 0.5% over the base lending rate.

The loans approved under the CSF carry a lending spread of 200 basis points over the base lending rate, which is not subject to waiver.

Maturity premium. In December 2011, the Board of Directors approved the introduction of maturity premiums for all LBLs (other than project design facility loans) and LCLs for which formal loan negotiations were completed on or after 1 April 2012:

(i) 10 basis points per annum on loans with an average loan maturity of greater than 13 years and up to 16 years, and

(ii) 20 basis points per annum on loans with an average maturity of greater than 16 years and up to 19 years.

ADB also introduced a limit on the average loan maturity for new loans to not exceed 19 years. As of 31 December 2013, 74 loans totaling $11,747 million were subject to maturity premium (2012: 29 loans totaling $4,509 million).

Results-based lending. In March 2013, the Board of Directors approved piloting results-based lending (RBL). This is a new modality to support government-owned sector programs and disburse ADB financing based on program results. Loan terms under RBL are the same as for investment projects. As of 31 December 2013, one OCR loan for $100 million was under RBL. During the year, disbursement under RBL totaled $20 million.

Rebates and surcharges. To maintain the principle of the cost pass-through pricing policy, ADB passes on the actual funding cost margin above or below LIBOR to its borrowers through a surcharge or rebate (Table 4). The funding cost margins are reset every year on 1 January and 1 July, and are based on the actual average funding cost margin for the preceding 6 months. The rebates or surcharges are passed on to borrowers by incorporating them into the interest rate for the succeeding interest period. ADB returned an actual sub-LIBOR funding cost margin of $79 million to its LBL borrowers in 2013 (2012: $77 million), and collected a surcharge of $3 million on CSF loans in 2013 (2012: $5 million).

Table 4: Funding Cost Margin
(% per year)

	(Rebate) or Surcharge			
Type	1 July 2013	1 January 2013	1 July 2012	1 January 2012
LIBOR-based Loans				
US dollar	(0.17)	(0.19)	(0.19)	(0.19)
Yen	(0.27)	(0.29)	(0.29)	(0.28)
New Zealand dollar	0.34	n/a	n/a	n/a
CSF Loans				
US dollar	0.24	0.19	0.18	0.18

( ) = negative, n/a = not applicable, CSF = Countercyclical Support Facility, LIBOR = London interbank offered rate, US = United States.

Lending rates for PSCLs are based on the previous semester's average cost of borrowing (Table 5). They have a lending spread of 60 basis points exclusive of waiver of 20 basis points over the base lending rate.

Table 5: Lending Rates[a]
(% per year)

	2013	2012	PSCLs
1 January	4.95	4.40	US dollar
	1.94	1.70	Yen
1 July	5.27	4.73	US dollar
	0.97	1.66	Yen

PSCL = pool-based single currency loan, US = United States.
a Lending rates are set on 1 January and 1 July every year and are valid for 6 months and are represented net of 20 basis points lending spread w aiver.

Commitment charge. ADB borrowers are charged commitment fees on the undisbursed loan balances for sovereign LBLs. The charges differ depending on when the loan was negotiated (Table 6).

Table 6: Commitment Fees
(% per year)

Date	Project loans	Policy-based loans	Results-based lending
Negotiated before 1 January 2007,			
with undisbursed balance as of 1 January 2007	0.75 [a]	0.75	n/a
Waiver	n/a	(0.50) [c]	n/a
Net	0.75	0.25	n/a
Negotiated after 1 January 2007	0.35	0.75	n/a
Waiver	(0.10) [b]	(0.50) [c]	n/a
Net	0.25	0.25	n/a
Negotiated on or after 1 October 2007	0.15	0.15 [d]	0.15

( ) = negative, n/a = not applicable.
a Progressive.
b Applicable to all interest periods from 1 January 2007 to 31 December 2014.
c Waiver on commitment fees w as available until 31 July 2013. There w ere no outstanding undisbursed balances as of 31 December 2013.
d Countercyclical support facility loans are levied a flat commitment fee of 0.75%.

Loan charges on nonsovereign loans. For nonsovereign loans, ADB applies market-based pricing to determine the lending spread, front-end fees, and commitment charges for each loan. The lending spread is intended to cover ADB's risk exposure to specific borrowers and projects and the front-end fee to cover the administrative costs incurred in loan origination. Front-end fees are typically 1% to 1.5% depending on the transaction. ADB applies a commitment fee typically of 0.50% to 0.75% per year on the undisbursed commitment.

LCLs are priced based on relevant local funding benchmarks or ADB's funding costs and a market-based spread.

Direct value-added official loan cofinancing. In 2013, $3,088 million from official sources was mobilized for loan cofinancing for 23 loan projects, of which $329 million is under ADB administration and $2,759 million is under collaborative arrangements (Refer to Note F of OCR Financial Statements for loans administered by ADB as of 31 December 2013).

2. Guarantees

Guarantees are typically designed to facilitate cofinancing by mitigating the risk exposure of commercial lenders and capital market investors. ADB provides guarantees as credit enhancements for eligible projects to cover risks that the project and its commercial cofinancing partners cannot easily absorb or manage on their own. ADB also provides political risk guarantees to cover specifically defined political risks. Reducing these risks can make a significant difference in mobilizing debt funding for projects. ADB has used its guarantee instruments successfully for infrastructure projects, financial institutions, capital markets, and trade finance. These instruments generally are not recognized in the balance sheet and have off-balance sheet risks. For guarantees issued and modified after 31 December 2002, ADB recognizes at the inception of a guarantee the noncontingent aspect of its obligations. In 2013, ADB approved one new guarantee facility totaling $35 million (2012: two guarantees totaling $403 million).

Trade Finance Program. The Trade Finance Program (TFP), which started operations in 2004, comprises of three products: (i) a credit guarantee facility, under which ADB issues guarantees to participating international and regional banks to guarantee payment obligations issued by an approved DMC and/or local banks in selected DMCs; (ii) a revolving credit facility, under which ADB provides trade-related loans to DMC banks in support of DMC companies' export and import activities; and (iii) a risk participation agreement, under which ADB shares risk with international banks to support and expand trade in challenging and frontier markets. The credit guarantee and risk participation agreement are unfunded products, while the revolving credit facility is funded.

In 2013, 50 issuing banks in 13 countries availed of ADB's standby letter of credit (credit guarantee facility) totaling $1,695 million (2012: $1,936 million), four major banks availed of the risk participation agreement totaling $556 million (2012: $291 million), and one issuing bank availed of the revolving credit facility for $5 million (2012: $21 million). ADB also transferred a portion of its risk in the credit guarantee facility amounting to $502 million (2012: $674 million) to three financial institutions. In addition, ADB supported $2,279 million (2012: $2,344 million) via cofinancing with partner commercial banks and risk distribution partners (insurance companies, export credit agencies, and development entities).

As of 31 December 2013, no TFP loans were outstanding (2012: $5 million), and guarantees totaled $595 million (2012: $554 million).

As of 31 December 2013, TFP exposure was $836 million against its $1 billion Board of Directors approved limit.

Supply Chain Finance Program. In 2012, ADB approved the Supply Chain Finance Program totaling $200 million to provide guarantees and loans (both without government guarantee) through partner financial institutions to support payments to suppliers and distributors of goods in DMCs. No amounts were outstanding as of 31 December 2013.

3. Syndications

Syndications enable ADB to mobilize cofinancing by transferring some or all of the risks associated with its loans and guarantees to other financing partners.[6] Thus, syndications decrease and diversify the risk profile of ADB's financing portfolio. Syndications may be on a funded or unfunded basis, and they may be arranged on an individual, portfolio, or any other basis consistent with industry practices. In 2013, $220 million of B-loans[7] were provided for two projects (2012: $200 million for two projects).

4. Equity Investments

The Charter allows the use of OCR for equity investments up to 10% of its unimpaired paid-in capital actually paid up together with reserves and surplus, excluding special reserves. At the end of 2013, the total equity investment portfolio for OCR for both outstanding and undisbursed approved facilities totaled $1,375 million, or about 81% of the ceiling defined by the Charter.

In 2013, ADB approved four equity investments totaling $142 million (2012: three equity investments totaling $131 million). In the same period, it disbursed a total of $166 million in equity investments, a 48.2% increase from the $112 million disbursed in 2012, and received a total of $321 million from capital distributions and divestments, whether in full or in part, in 31 projects. The divestments were carried out in a manner consistent with good business practices, after ADB's development role in its investments had been fulfilled, and without destabilizing the companies.

E. Financing Resources

1. Capital and Reserves

The total authorized capital of ADB was 10,638,933 shares valued at $163,840 million as of 31 December 2013; subscribed capital was 10,572,003 shares valued at $162,809 million. Of the subscribed capital, $8,169 million was paid-in ($5,973 million of which was paid as of 31 December 2013) and $154,640 million was callable. Callable capital can be called only if required to meet ADB's obligations incurred on borrowings or guarantees under OCR. No call has ever been made on ADB's callable capital.

In accordance with Article 40 of the Charter, the Board of Governors annually approves the allocation of the previous year's net income to reserves and/or surplus. In addition, to the extent feasible, it approves the transfer of part of net income to Special Funds to support development activities in the DMCs. In May 2013, the Board of Governors approved the allocation of 2012 net income of $124 million, after appropriation of guarantee fees to special reserve, as follows: (i) $322 million representing the ASC 815/825 adjustments and the unrealized portion of net income from equity investments accounted for under the equity method, be added from the cumulative revaluation adjustments account; (ii) $67 million be transferred to the loan loss reserve; (iii) $211 million to the ordinary reserve; (iv) $120 million to the Asian Development Fund (ADF); (v) $30 million to the Technical Assistance Special Fund (TASF); (vi) $9 million to the Climate Change Fund (CCF); (vii) $6 million to the Regional Cooperation and Integration Fund (RCIF); and (viii) $3 million to the Financial Sector Development Partnership Special Fund

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[6] Depending on whether ADB retains risk or not, ADB may or may not have a contingent liability.

[7] A B-loan is a tranche of a direct loan nominally advanced by ADB, subject to eligible financial institutions' taking funded risk participation within such a tranche and without recourse to ADB. It complements an A-loan funded by ADB. The $220 million of B-loans approved in 2013 include US dollar and local currency complementary loans.

(FSDPSF). The Board of Governors also approved the transfer of $67 million from surplus to ordinary reserve.

Total shareholders' equity increased from $16,420 million as of 31 December 2012 to $17,138 million as of 31 December 2013. This was the result of (i) an increase in paid-in capital, net of demand notes of $422 million; (ii) an $84 million decrease in other comprehensive income due to unfavorable currency translation adjustments and fair value changes in available for sale investments, offset by actuarial gains; (iii) net income for the year of $548 million, after appropriation of guarantee fees to the special reserve; and (iv) transfer of $168 million to Special Funds.

ADB limits the total amount of outstanding loans and guarantees, as well as outstanding equity investments including undisbursed commitments, to the total amount of ADB's unimpaired subscribed capital, reserves, and surplus, excluding special reserves. In addition, ADB policy limits gross outstanding borrowings to no more than the sum of callable capital from nonborrowing members, paid-in capital, and reserves (including surplus). As of 31 December 2013, the headroom for lending was $120,577 million ($120,720 million as of 31 December 2012) and for borrowings $61,292 million ($53,412 million as of 31 December 2012).

2. Borrowings

ADB's primary borrowing objective is to ensure the availability of funds at the most stable and lowest possible cost for its operations. Subject to this objective, ADB seeks to diversify its funding sources across markets, instruments, and maturities. In 2013, ADB continued to employ a strategy of issuing liquid benchmark bonds to maintain its strong presence in key currency bond markets, and raising funds through opportunistic financing and private placements, such as retail-targeted transactions and structured notes, which provide ADB with cost-efficient funding levels.

2013 funding operations. In 2013, ADB raised the equivalent of about $11,975 million (2012: $13,217 million) in medium- and long-term funds with 58 borrowing transactions. The new borrowings were raised in 10 currencies: Australian dollar, Brazilian real, yen, Mexican peso, New Zealand dollar, pound sterling, Singapore dollar, South African rand, Turkish lira, and US dollar. Of the 2013 borrowings, $10,078 million was raised through 22 public offerings, including three global benchmark bond issues denominated in US dollars totaling $5,500 million. The remaining $1,897 million was raised through 36 private placements. The average maturity to first call date of these borrowings is 4.2 years (2012: 4.6 years). After swaps, $10,865 million or 91% was in US dollars and the remaining $1,110 million or 9% in yen.

Among its private placements in 2013, ADB raised about $234 million from its sale of clean energy bonds and $119 million from its sale of water bonds, bringing the cumulative thematic bond issuance to date to about $1,881 million equivalent. In addition, ADB completed buyback transactions with a total notional amount of about $173 million in 2013.

ADB also raised $2,518 million ($5,684 million in 2012) of short-term funds under its Euro-Commercial Paper Program (ECP). Of the ECPs issued in 2013, $750 million were outstanding as of 31 December 2013. Table 7 shows details of 2013 borrowings as compared with 2012.

Local currency bond issues. ADB continues to pursue its objective to contribute to the development of local bond markets and to provide the appropriate local currency financing for its borrowers. In 2013, ADB issued a Singapore dollar-denominated bond under its Asian Currency Note Programme totaling S$500 million ($402 million equivalent) at 1.027% due in 2018.

Table 7: Borrowings
($ million)

Item	2013	2012
Long Term		
Total Principal Amount	11,975	13,217
Average Maturity to First Call (years)	4.2	4.6
Average Final Maturity (years)	4.6	7.1
Number of Transactions		
Public Offerings	22	17
Private Placements	36	60
Number of Currencies (before swaps)		
Public Offerings	5	6
Private Placements	9	6
Short Term[a]		
Total Principal Amount[b]	2,518	5,684
Number of Transactions	12	36
Number of Currencies	2	4

[a] All euro commercial papers.
[b] At year-end, the outstanding principal amount was $750 million in 2013 ($1,849 million in 2012).

Use of derivatives. ADB undertakes currency and interest rate swaps to raise, on a fully hedged basis, currencies needed for operations in a cost-efficient way, while maintaining its borrowing presence in major capital markets. Figures 1 and 2 show the effects of swaps on the currency composition and interest rate structure of ADB's outstanding borrowings as of 31 December 2013. Interest rate swaps are also used for asset and liability management purposes to match the liabilities with the interest rate characteristics of loans.

Figure 1: Effect of Swaps on Currency Composition of Borrowings
As of 31 December 2013


Currency Composition of Outstanding Borrowings (Before Swaps)
Other Currencies[a] 11.8%
yen 3.9%
Turkish Lira 4.1%
pound sterling 4.3%
Australian dollar 15.3%
US dollar 60.6%
Currency Composition of Outstanding Borrowings (After Swaps)
Other Currencies[b] 1.8%
yen 5.3%
US dollar 92.9%

[a] Other currencies include Brazilian real, Canadian dollar, yuan, Indian rupee, ringgit, Mexican peso, New Zealand dollar, Norwegian krone, Singapore dollar, South African rand, Swiss franc and baht.
[b] Other currencies include yuan, Indian rupee and Swiss franc.

Figure 2: Effect of Swaps on Interest Rate Structure of Borrowings
As of 31 December 2013


Interest Rate Structure of Outstanding Borrowings
(Before Swaps)
Variable 7.4%
Fixed 92.6%
Interest Rate Structure of Outstanding Borrowings
(After Swaps)
Fixed 7.9%
Variable 92.1%

F. Liquidity Portfolio

The liquidity portfolio helps ensure the uninterrupted availability of funds to meet loan disbursements, debt servicing, and other cash requirements; provides a liquidity buffer in the event of financial stress; and contributes to ADB's earning base. ADB's Investment Authority governs ADB's investments in liquid assets. The primary objective is to maintain the security and liquidity of funds invested. Subject to these two parameters, ADB seeks to maximize the total return on its investments. ADB does not switch currencies to maximize returns on investments, and investments are generally made in the same currencies in which they are received. At the end of 2013, ADB held liquid investments in 24 currencies.

Liquid investments are held in government or government-related debt instruments, time deposits, and other unconditional obligations of banks and financial institutions. To a limited extent, they are also held in corporate bonds that are rated at least A–. These investments are held in five portfolios—core liquidity, operational cash, cash cushion, discretionary liquidity, and ad hoc—all of which have different risk profiles and performance benchmarks. The year-end balance of the portfolios in 2013 and 2012 is presented in Table 8. The amortized cost and fair value returns of the portfolios are presented in Table 9.

Table 8: Year-End Balance of Liquidity Portfolio[a]
($ million)

Item	2013	2012
Core Liquidity Portfolio	15,890	15,012
Operational Cash Portfolio	222	212
Cash Cushion Portfolio	2,778	1,412
Discretionary Liquidity Portfolio	5,981	7,091
Other Portfolio	543	603
Total	**25,414**	**24,330**

Note: Numbers may not sum precisely because of rounding.
[a] Including securities purchased under resale arrangements, securities transferred under securities repurchase agreements, and unsettled trades. The composition of the liquidity portfolio may shift from 1 year to another as part of ongoing liquidity management.

Table 9: Return on Liquidity Portfolio
(%)

	Annualized Return			
	Amortized Cost		Fair Value	
Item	2013	2012	2013	2012
Core Liquidity Portfolio	1.9	2.3	0.2	2.1
Operational Cash Portfolio	0.1	0.1	0.1	0.1
Cash Cushion Portfolio	0.4	0.5	0.4	0.5
Discretionary Liquidity Portfolio[a]	0.3	0.4	0.3	0.4
Other Portfolio	2.7	2.7	0.7	1.4

Note: The amortized returns are based on income from invesments and realized gains and losses reported in the Statement of Income and Expenses. The fair value return incorporate unrealized gains and losses that are reported as part of other comprehensive income (loss) and movements are dependent on prevailing market environment.

[a] Spread over funding cost.

The core liquidity portfolio (CLP) is invested to ensure that the primary objective of a liquidity buffer is met. Cash inflows and outflows are minimized to maximize the total return relative to a defined level of risk. The portfolio has been funded by equity, and the average duration of the major currencies in the portfolio was about 2.1 years as of 31 December 2013.

The operational cash portfolio, designed to meet net cash requirements over a 1-month horizon, is funded by equity and invested in short-term highly liquid money market instruments.

The cash cushion portfolio holds the proceeds of ADB's borrowing transactions pending disbursement. It is invested in short-term instruments and aims to maximize the spread earned between the borrowing cost and the investment income.

The discretionary liquidity portfolio is used to support medium-term funding needs and is funded by debt to provide flexibility in executing the funding program over the medium-term to opportunistically permit borrowing ahead of cash-flow needs, and to bolster ADB access to short-term funding through continuous presence in the market.

G. Contractual Obligations

In the normal course of business, ADB enters into contractual obligations that may require future cash payments. Table 10 summarizes ADB's significant contractual cash obligations as of 31 December 2013 and 2012. Long-term debt includes direct medium- and long-term borrowings, excluding swaps, and excludes unamortized premiums, discounts, and the effects of applying ASC 815. Other long-term liabilities correspond to accrued liabilities, including pension and postretirement medical benefits.

Table 10: Contractual Cash Obligations
($ million)

Item	2013	2012
Long-Term Debt	60,011	60,694
Undisbursed Loan Commitments	32,134	30,500
Undisbursed Equity Investment Commitments	587	652
Guarantee Commitments	2,302	2,614
Other Long-Term Liabilities	1,347	1,981
Total	**96,381**	**96,441**

H. Risk Management

In its operations, ADB faces various kinds of risks, including financial, operational, and other organizational risks. ADB's comprehensive risk management framework is built on three core components: governance, policies, and processes. Governance starts with the Board of Directors, which plays a key role in reviewing and approving risk policies that define ADB's risk appetite. ADB maintains an independent risk management group and has various management committees with responsibility to oversee ADB-wide risk issues and endorse related decisions for approval by the Board of Directors and President. ADB's risk management framework includes the Risk Committee, which provides high-level oversight of ADB's risks and recommends risk policies and actions to the President.

ADB monitors the credit profile of existing transactions in the operations portfolio, conducts risk assessments of new nonsovereign transactions, and assumes responsibility for resolving distressed transactions when necessary. It also monitors market and credit risks in treasury operations, such as the credit quality of counterparties, interest rate risk, and foreign exchange risk. In addition, ADB has developed an operational risk management framework for the institution. For the aggregate portfolio, ADB monitors limits and concentrations, sets aside loan loss reserves, provides loan loss provisions including collective provision requirements, and assesses its capital adequacy.

In carrying out its mission, ADB is exposed to credit, market, liquidity, and operational risks. This section will discuss each of these risks as well as ADB's capital adequacy—ADB's ultimate protection against unexpected losses—and its asset and liability management.

1. Credit Risk

Credit risk is the risk of loss that could result if a borrower or counterparty defaults or if its creditworthiness deteriorates. Related to credit risk, ADB also faces concentration risk, which arises when a high proportion of the portfolio is allocated to a specific country, industry sector, obligor, type of instrument, or individual borrower.

ADB assigns a risk rating to each loan, guarantee, and treasury counterparty on an internal scale of 1 to 14 (Table 11). For sovereign and treasury counterparties, an external rating is used in assigning the internal rating. For nonsovereign transactions, the rating typically is not better than that of the sovereign.

Table 11: Asian Development Bank Internal Risk Rating Scale

ADB Internal Rating Scale	Credit Rating Agency Equivalent	ADB Definitions
1	AAA / Aaa to A / A2	Lowest expectation of credit risk
2	A– / A3	Very low credit risk
3	BBB+ / Baa1	Low credit risk
4	BBB / Baa2	Low credit risk
5	BBB– / Baa3	Low to medium credit risk
6	BB+ / Ba1	Medium credit risk
7	BB / Ba2	Medium credit risk
8	BB– / Ba3	Medium credit risk
9	B+ / B1	Significant credit risk
10	B / B2	Significant credit risk
11	B– / B3	Significant credit risk
12	CCC+ / Caa1	High credit risk
13	CCC / Caa2 to C	Very high credit risk
14	D	Default

ADB = Asian Development Bank.

ADB is exposed to credit risk in its sovereign, nonsovereign, and treasury operations. The sovereign portfolio includes sovereign loans, guarantees, and equity, while the nonsovereign portfolio includes nonsovereign loans and guarantees, publicly traded equity, and private equity. The treasury portfolio includes fixed-income securities, cash and cash equivalents, and derivatives. Table 12 details the credit risk exposure and weighted average risk rating for each asset class. These figures are net of collateral, other credit enhancements, and impairment provisions. Overall, aggregate credit risk improved from 3.9 (BBB) in 2012 to 3.8 (BBB) in 2013.

Table 12: Exposure to Credit Risk
As of 31 December 2013 and 2012

	2013		2012	
Item	**Exposure** ($ million)	**Rating** (1–14)	**Exposure** ($ million)	**Rating** (1–14)
Sovereign operations	50,685		50,802	
a. Loan and guarantee	50,585	5.0 / BBB–	50,752	5.2 / BBB–
b. Equity	100	n/a	50	n/a
Nonsovereign operations	4,594		4,843	
a. Loan and guarantee	3,742	6.3 / BB+	3,737	6.3 / BB+
b. Publicly traded equity	114	n/a	271	n/a
c. Private equity	738	n/a	835	n/a
Treasury	26,514	1.0 / AA	25,357	1.0 / AA
a. Fixed income	18,021	1.0 / AA+	18,807	1.0 / AA
b. Cash instruments	8,316	1.1 / AA–	5,904	1.1 / AA–
c. Derivatives	177	1.0 / AA–	646	1.6 / A+
Aggregate Exposure	**81,794**	**3.8/BBB**	**81,002**	**3.9/BBB**

n/a = not applicable.

Note: Numbers may not sum precisely because of rounding.

Credit risk in the sovereign portfolio. Sovereign credit risk is the risk that a sovereign borrower or guarantor will default on its loan or guarantee obligations. ADB manages its sovereign credit risk through loan loss reserves and by maintaining conservative equity levels. OCR has not experienced any loss of principal from sovereign operations. When countries have

delayed payments, they have returned their loans to accrual status and ADB has never had to write off a sovereign loan funded from OCR.

ADB charges provisions against income for a specific transaction if it is considered impaired. In addition, ADB appropriates loan loss reserves within equity for the average loss that ADB could incur in the course of lending. The provisions are based on projections of future repayment capacity. The loan loss reserve is based on the historical default experience of sovereign borrowers to multilateral development banks. The sum of the provisions and loan loss reserve represents ADB's expected loss for sovereign operations.

Sovereign loan and guarantee exposure. The weighted average risk rating of the sovereign loan and guarantee portfolio improved from 5.2 (BBB–) in 2012 to 5.0 (BBB–) in 2013 because of improving sovereign credit conditions in many of ADB's DMCs and more disbursements to high rated countries (Figure 3). Refer to Note F of OCR Financial Statements for additional information.

Figure 3: Sovereign Loan and Guarantee Exposure by Credit Quality
As of 31 December 2013 and 2012
(%)


2013
High credit risk 9.3
Medium credit risk 12.9
Low credit risk 77.9
2012
High credit risk 9.9
Medium credit risk 22.4
Low credit risk 67.7

Notes: Low credit risk = exposures with risk rating 1–5, medium credit risk = exposures with risk rating 6–11, high credit risk = exposures with risk rating 12–14. Percentages may not total 100% because of rounding.

Sovereign concentrations. ADB has assumed some concentration risk to fulfill its development mandate. The three largest borrowers—the People's Republic of China (PRC), India, and Indonesia—represented 64.4% of the portfolio (Table 13).

Table 13: Sovereign Country Exposure
As of 31 December 2013 and 2012

	2013		2012	
Country	**$ million**	**%**	**$ million**	**%**
People's Republic of China	13,225	26.1	12,620	24.8
India	11,249	22.2	10,732	21.1
Indonesia	8,169	16.1	9,063	17.8
Philippines	4,741	9.4	5,894	11.6
Pakistan	4,660	9.2	4,995	9.8
Others	8,641	17.0	7,498	14.8

Note: Percentages may not total 100% because of rounding.

Expected loss. In 2013, ADB experienced an increase in the credit quality of some countries in the sovereign portfolio. As a result, expected loss decreased from $218 million in 2012 to $199 million in 2013 (Table 14).

Table 14: Sovereign Portfolio Expected Loss
As of 31 December 2013 and 2012

	2013		2012	
Item	$ million	% of SO portfolio	$ million	% of SO portfolio
Provision for Loan Losses	–	–	–	–
Loan Loss Reserve Requirement[a]	199	0.4	218	0.4
Expected Loss	**199**	**0.4**	**218**	**0.4**

– = nil, SO = sovereign operations.

[a] The loan loss reserve requirement is subject to the Board of Governors' approval during the Annual Meeting in May 2014.

Credit and equity risks in the nonsovereign portfolio. Nonsovereign credit risk is the risk that a borrower will default on a loan or guarantee obligation for which ADB does not have recourse to a sovereign entity. ADB's nonsovereign credit risk is considered more significant because of the uncertain economic environment in some of ADB's markets. In addition, ADB's exposure is concentrated in the energy and finance sectors. ADB employs various policy-based measures to manage these risks.

The Investment Committee and the Risk Committee oversee risks in the nonsovereign portfolio. The Investment Committee reviews all new nonsovereign transactions for creditworthiness and pricing. The Risk Committee monitors aggregate portfolio risks and individual transactions whose creditworthiness has deteriorated. It also endorses policy changes in managing the portfolio's risks and approves provisions for impaired transactions.

ADB manages its nonsovereign credit risk by assessing all new transactions at the concept clearance stage and before final approval. Following approval, all exposures are reviewed at least annually; more frequent reviews are performed for those that are more vulnerable to default or have defaulted. In each review, ADB assesses whether the risk profile has changed, takes necessary actions to mitigate risks and either confirms or adjusts the risk rating, and updates the valuation for equity investments including assessing whether impairments are considered other than temporary. ADB will provide specific provisions where necessary in accordance with its provisioning policy.

ADB recognizes specific provisions in net income for known or probable losses in loans or guarantee transactions, and collective provisions for unidentified probable losses that exist in disbursed loan transactions rated below investment grade. In addition, ADB appropriates loan loss reserves within equity for the average loss that ADB would expect to incur in the course of lending for credit transactions rated investment grade and for the undisbursed portions of credit transactions rated worse than investment grade. Specific provisions are based on projections of future repayment capacity. The collective provision and loan loss reserve are based on historical default data from Moody's Investors Service that is mapped to ADB's portfolio. ADB annually tests whether this external data reasonably corresponds to ADB's actual loss experience and may adjust estimates on the basis of this back testing. The sum of the specific provision, collective provision, and loan loss reserve represents ADB's expected loss for nonsovereign operations.

ADB uses limits for countries, industry sectors, corporate groups, obligors, products and individual transactions to manage concentration risk in the nonsovereign portfolio.

Nonsovereign loan and guarantee exposure. ADB assigns a risk rating to each nonsovereign loan and guarantee. During 2013, ADB's weighted average risk rating stayed constant at 6.3 (BB+). Rating improvements driven by risk transfer agreements with stronger rated entities and the sale of an impaired asset was offset by an increase in transactions categorized as medium credit risk (Figure 4). Refer to Note F of OCR Financial Statements for additional information.

Figure 4: Nonsovereign Loan and Guarantee Exposure by Credit Quality
As of 31 December 2013 and 2012
(%)


2013
High credit risk 11.1
Low credit risk 39.0
Medium credit risk 49.9
2012
High credit risk 12.2
Low credit risk 39.2
Medium credit risk 48.6

Notes: Low credit risk = exposures with risk rating 1–5, medium credit risk = exposures with risk rating 6–11, high credit risk = exposures with risk rating 12–14.

Publicly traded equity exposure. The exposure of ADB's publicly traded equity portfolio declined from $271 million in 2012 to $114 million in 2013. The decrease was from equity exits conducted during the year rather than declining values.

Private equity exposure. The private equity portfolio has two components: (i) direct equity investments, where ADB owns shares in investee companies; and (ii) private equity funds, where ADB has partial ownership of a private equity fund, managed by a fund manager, which takes equity stakes in investee companies.

Nonsovereign concentrations. The three largest nonsovereign country exposures as of 31 December 2013 were the PRC (19.9%), India (17.8%), and Pakistan (9.7%). The relative exposure of the top three countries increased from 45.4% in 2012 to 47.4% in 2013 (Table 15). All country exposures complied with ADB's exposure limits.

Table 15: Nonsovereign Country Exposure
As of 31 December 2013 and 2012

	2013		2012	
Country	**$ million**	**%**	**$ million**	**%**
People's Republic of China	914	19.9	1,015	20.9
India	819	17.8	753	15.6
Pakistan	444	9.7	430	8.9
Thailand	397	8.6	228	4.7
Indonesia	297	6.5	240	5.0
Others	1,723	37.5	2,177	45.0

Note: Percentages may not total 100% because of rounding.

ADB employs the Global Industry Classification Standard for its nonsovereign exposures. Under this system, ADB is dominated by the utilities sector (Table 16). ADB maintains higher exposures in utilities because of the importance of infrastructure to economic development. To mitigate sector concentration, ADB conducts additional monitoring and reporting for these sectors and employs specialists in these areas.

Table 16: Nonsovereign Sector Exposure
As of 31 December 2013 and 2012

	2013		2012	
Sector	**$ million**	**%**	**$ million**	**%**
Utilities	2,114	46.0	1,989	41.1
Banks	732	15.9	817	16.9
Diversified Financials	559	12.2	517	10.7
Energy	524	11.4	575	11.9
Administration	355	7.7	350	7.2
Others	312	6.8	595	12.3

Note: Numbers and percentages may not total because of rounding.

Expected loss. Expected loss in the nonsovereign portfolio decreased in 2013 (Table 17). The primary drivers for the decline in expected loss were the successful exit of a workout transaction and the increased use of qualifying risk transfer arrangements with highly creditworthy counterparties.

Table 17: Nonsovereign Portfolio Expected Loss
As of 31 December 2013 and 2012

	2013		2012	
Item	**$ million**	**% of NSO portfolio**[a]	**$ million**	**% of NSO portfolio**[a]
Specific Provision for Loan Losses	7	0.2	13	0.3
Collective Provision for Loan Losses	29	0.8	30	0.8
Loan Loss Reserve Requirement[b]	31	0.8	43	1.2
Expected Loss	**67**	**1.8**	**86**	**2.3**

NSO = nonsovereign operations.
[a] Percentage only applies to the loan and guarantee operations of the nonsovereign portfolio.
[b] The loan loss reserve requirement is subject to the Board of Governors' approval during the Annual Meeting in May 2014.

Credit risk in the treasury portfolio. Issuer default and counterparty default are credit risks that affect the treasury portfolio. Issuer default is the risk that a bond issuer will default on its interest or principal payments, while counterparty default is the risk that a counterparty will not meet its contractual obligations to ADB.

To mitigate issuer and counterparty credit risks, ADB only transacts with institutions rated by reputable international rating agencies. Moreover, the treasury portfolio is generally invested in conservative assets, such as money market instruments and government securities. In addition, ADB has established prudent exposure limits for its corporate investments, depository relationships, and other investments.

ADB has counterparty eligibility criteria to mitigate counterparty credit risk arising through derivative transactions. ADB generally undertakes swap transactions with counterparties that meet the required minimum counterparty credit rating, have executed an International Swaps and Derivatives Association Master Agreement or its equivalent, and have signed a credit support annex. Under the credit support annex, derivative positions are marked to market daily, and the resulting exposures are generally collateralized by cash or US government securities. ADB also sets exposure limits for individual swap counterparties and monitors these limits against current and potential exposures. ADB enforces daily collateral calls as needed to ensure that counterparties meet their collateral obligations.

The weighted average credit rating for the treasury portfolio was AA in 2013. About 99% of the portfolio was rated A– or better.

As of 31 December 2013, no fixed-income instruments, derivatives, or other treasury exposures were past due or impaired, the same as in 2012.

Deposits. ADB deposits funds only in institutions that have a minimum long-term average credit rating of A+ or short-term average credit rating of A-1. ADB maintains a watch list of institutions that it perceives to be potentially riskier based on internal credit risk assessments. Moreover, the size of the deposit is limited based on the counterparty's equity and creditworthiness. Generally, depository credit risk is low, and all deposits are with institutions rated A+ or better.

Fixed income. Sovereign, sovereign-guaranteed securities and government-related enterprises including supranationals represent 94% of ADB's fixed income assets. The remainder are in corporate bonds that are rated at least A– (Table 18). ADB has monitored market developments closely and adjusted its risk exposures accordingly.

Table 18: Fixed Income Portfolio by Asset Class
As of 31 December 2013 and 2012

	2013		2012	
Item	**$ million**	**%**	**$ million**	**%**
Government	10,676	59.2	10,122	53.8
Government Guaranteed	2,636	14.6	3,630	19.3
Government-Sponsored Enterprises and Supranationals	3,626	20.1	3,857	20.5
Corporates	1,083	6.0	1,198	6.4
Total	**18,021**	**100.0**	**18,807**	**100.0**

Note: Numbers may not sum precisely because of rounding.

Derivatives. All eligible swap counterparties are rated at least A–. The current exposure to counterparties rated A– through A+ is generally fully collateralized, while the uncollateralized exposure to those rated AA– and above are subject to specified thresholds. ADB maintains a watch list of institutions that it perceives to be potentially riskier based on internal credit risk assessments. At the end of 2013, all of the marked-to-market exposure was collateralized.

Country exposure. At the end of 2013, treasury credit risk exposure was allocated across 29 countries with the largest exposure in Japan (Table 19).

Table 19: Treasury Country Exposure
As of 31 December 2013 and 2012

	2013		2012	
Country	**$ million**	**%**	**$ million**	**%**
Japan	9,413	35.5	9,536	37.6
United States	7,038	26.5	5,771	22.8
Germany	1,744	6.6	1,994	7.9
Canada	1,162	4.4	1,005	4.0
United Kingdom	963	3.6	250	1.0
Others	6,194	23.4	6,801	26.8
Total	**26,514**	**100.0**	**25,357**	**100.0**

Note: Percentages may not total 100% because of rounding.

European exposure. Exposure to credits of peripheral European countries has been monitored by conducting daily surveillance of the rating and fair value of the exposure and restrictions are in place for new transactions.

2. Market Risk

Market risk is the risk of loss on financial instruments because of changes in market prices. ADB principally faces three forms of market risk: (i) equity price risk, which was discussed above with the nonsovereign portfolio; (ii) interest rate risk; and (iii) foreign exchange risk.

Interest rate risk. Interest rate risk in the operations portfolio is hedged as the borrowers' interest payments are matched to ADB's borrowing expenses. Therefore, the borrower must assume or hedge the risk of fluctuating interest rates, whereas ADB's margins remain largely constant.

ADB is primarily exposed to interest rate risk through the liquidity portfolio. ADB monitors and manages interest rate risks in the liquidity portfolio by employing various quantitative methods. It marks all positions to market, monitors interest rate risk metrics, and employs stress testing and scenario analysis.

ADB uses duration and interest rate value-at-risk (VaR) to measure interest rate risk in the treasury portfolio. Duration is the estimated percentage change in the portfolio's value in response to a 1% parallel change in interest rates. Interest rate VaR is a measure of possible loss at a given confidence level in a given time frame because of changes in interest rates. ADB uses a 95% confidence level and a 1-year horizon. In other words, ADB would expect to lose at least this amount once every 20 years because of fluctuations in interest rates. ADB uses duration and VaR to measure interest rate risk across the liquidity portfolio, with particular attention to the major currencies of the CLP, which is the most exposed to interest rate risk.

Foreign exchange risk. ADB endeavors to minimize exposure to exchange rate risk in its operations. In both the operations and treasury portfolios, ADB is required to match the currency of its assets with the currencies of liabilities and equity. Borrowed funds or funds to be invested may only be converted into other currencies provided they are fully hedged through cross-currency swaps or forward exchange agreements. However, because of its multicurrency operations, ADB is exposed to fluctuations in reported US dollar results due to currency translation adjustments.

ADB monitors VaR and duration, and performs stress testing to manage market risk in the investment portfolio. The major currencies of the CLP bear the majority of ADB's market risks and account for 59% of ADB's OCR, while major currencies account for 95% of the CLP. Major currencies include the US dollar, yen, euro, pound sterling, Australian dollar, and Canadian dollar.

Value-at-risk. Aggregate VaR of major currencies of the CLP, which includes interest rate and foreign exchange risks, increased from 1.9% in 2012 to 2.9% in 2013. This indicates a 5% probability that the portfolio will lose more than 2.9% ($439 million) of its value over the next year.

Duration. The major CLP's interest rate sensitivity, as reflected in its weighted portfolio duration, increased from 1.9 years as of 2012 to 2.1 years as of 2013.

Stress testing. ADB measures the sensitivity of the major CLP currencies to interest rate changes. If interest rates were to rise 2%, the major currencies in the portfolio would be expected to lose 4.1% ($617 million). ADB also uses scenario analysis to assess how the major currencies in the CLP would respond to significant changes in market factors, such as those that have occurred. Because of the high quality of ADB investments, scenario analysis suggests that the treasury portfolio would appreciate during many stressed scenarios as demand for highly rated securities increases.

3. Liquidity Risk

Liquidity risk can arise if ADB is unable to raise funds to meet its financial and operational commitments. ADB maintains core liquidity to safeguard against a liquidity shortfall in case its access to the capital market is temporarily denied. The overriding objective of the liquidity policy is to enable ADB to obtain the most cost-efficient funding under normal and stressed situations and to manage liquidity optimally to achieve its development mission. In December 2011, the Board of Directors approved a revised liquidity policy framework. The revised policy redefines the prudential minimum liquidity as 45% of the 3-year net cash requirements. This represents the minimum amount of liquidity necessary for ADB to continue operations even if access to capital markets is temporarily denied. Maintaining the prudential amount of minimum liquidity is designed to enable ADB to cover normal net cash requirements for 18 months under normal and stressed situations without borrowing. The liquidity levels and cash requirements are monitored on an ongoing basis and reviewed by the Board of Directors quarterly. The new policy allows for the discretionary liquidity portfolio to maintain a debt-funded sub-portfolio that will be excluded from the net cash requirements and prudential minimum liquidity calculations.

4. Operational Risk

ADB defines operational risk as the risk of loss resulting from inadequate or failed internal processes, people, or systems, or from external events. ADB manages its operational risks using a framework endorsed by the Risk Committee and approved by the President in 2012. The framework enables ADB to implement an approach that focuses on identifying, accessing, and managing risks to minimize potential adverse impacts.

Key components of ADB's operational risk management approach include (i) employing the Operational Risk Self Assessment in its key business areas, (ii) using key risk indicators for operational risk profile monitoring and the collection of risk event information, and (iii) promoting risk awareness including presentations to staff on the application of the methodologies. ADB continues to roll out operational risk management methodologies and tools across organizational lines.

Like any other organization, ADB is exposed to various types of operational risk, which it mitigates by applying internal controls and monitoring areas of particular concern. ADB utilizes risk transfer, including insurance, for mitigating low frequency and high severity operational risks. In addition, ADB effected enhancements to its business continuity management including (i) streamlining the business continuity management system, (ii) improving information technology for disaster recovery, (iii) enhancing recovery sites, and (iv) strengthening business continuity plan testing.

5. Capital Adequacy

ADB's most significant risk is if a large portion of its loan portfolio were to default. Credit risk is measured in terms of expected and unexpected losses. For expected losses, ADB holds loan loss reserves and provisions. For unexpected losses, ADB relies on its income-generating capacity and capital, which is a financial institution's ultimate protection against unexpected losses that may arise from credit and other risks.

ADB principally uses stress testing to assess the capacity of its capital to absorb unexpected losses. The framework has two objectives. First, it measures ADB's ability to absorb income losses because of a credit shock. Through this monitoring, ADB reduces the probability that it would have to rely on shareholder support, such as additional paid-in capital or a capital call.

Second, the framework evaluates ADB's ability to generate sufficient income to support loan growth after a credit shock. As a development institution, ADB's mandate becomes more important during a financial crisis when some DMCs may find their access to capital markets limited. Demand for ADB assistance may rise under such adverse conditions. For the stress test, ADB generates thousands of potential portfolio scenarios and imposes credit shocks that are large enough to account for 99% of those scenarios. ADB then assesses the impact of these shocks on its capital by modeling the ratio of equity to loans over the next 10 years. Throughout 2013, the stress test indicated that ADB had adequate capital to absorb the losses of a severe credit shock and to continue its development lending.

6. Asset and Liability Management

ADB has an asset and liability management policy framework that guides all financial policies related to asset and liability management including liquidity, investments, equity management, and capital adequacy. The objectives of the asset and liability management are to safeguard ADB's net worth and capital adequacy, promote steady growth in ADB's risk-bearing capacity, and define sound financial policies to undertake acceptable financial risks. The aim is to provide resources for developmental lending at the lowest and most stable funding cost to borrowers, along with the most reasonable lending terms, while safeguarding ADB's financial strength. ADB's asset and liability management aims to safeguard net worth from foreign exchange rate risks, protect net interest margin from fluctuations in interest rates, and provide sufficient liquidity to meet ADB operations. ADB also adheres to cost pass-through pricing policy for loans to sovereign borrowers, and allocates the most cost-efficient borrowing based on cost and maturity to fund the loans.

I. Internal Control over Financial Reporting

ADB Management has been assessing the effectiveness of its internal controls over financial reporting since 2008 using criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission in the *Internal Control – Integrated Framework (1992).*[8] ADB continues to apply a risk-based evaluation framework for the assertion and attestation of the effectiveness of internal control over financial reporting for OCR and Special Funds, except for the ADB Institute (ADBI). The scope includes a review of 48 business processes for financial reporting and four domains for the information technology general computer controls. In 2010, ADB expanded the testing to include trust funds. ADB staff across several departments and offices are responsible for (i) identifying and testing key controls and (ii) assessing and evaluating the design and operating effectiveness of the business processes. Concurrently in 2013, the external auditor performed an independent test of selected key controls and concurred with Management that ADB maintained effective internal control over financial reporting for OCR and Special Funds (except for ADBI).

J. Critical Accounting Policies and Estimates

Significant accounting policies are contained in Note B of the OCR financial statements. As disclosed in the financial statements, management estimates the fair value of financial instruments. Since the estimates are based on judgment and available information, actual results may differ and might have a material impact on the financial statements.

Fair value of financial instruments. Under statutory reporting, ADB carries selected financial instruments and derivatives, as defined by ASC 815 and 825, on a fair value basis. These financial instruments include embedded derivatives that are valued and accounted for in the balance sheet as a whole. Fair values are usually based on quoted market prices. If market prices are not readily available, fair values are usually determined using market-based pricing models incorporating market data requiring judgment and estimates. These are discussed in more detail in Note B of OCR's financial statements.

The pricing models used to determine the fair value of ADB's financial instruments are based on discounted cash-flow models. ADB reviews the pricing models to assess the appropriateness of assumptions to reflect the reasonable valuation of the financial instruments. In addition, the fair values derived from the models are subject to ongoing internal and external verification and review. The models use market-sourced inputs, such as interest rates, exchange rates, and option volatilities. The selection of these inputs may involve some judgment and may impact net income. ADB believes that the estimates of fair values are reasonable.

Provision for loan losses and loan loss reserves. In 2006, the Board of Directors approved the revision of the loan loss provisioning methodology for ADB's nonsovereign operations to a risk-based model. Provision against loan losses for impaired loans reflects management's judgment and estimate of the present value of expected future cash flows discounted at the loan's effective interest rate. ADB considers a loan impaired when, based on current information and events, ADB will probably be unable to collect all the amounts due according to the loan's contractual terms. The provisioning estimate is done quarterly. In 2010, ADB refined the provisioning methodology to include collective provisioning for the nonsovereign portfolio.

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[8] The revised framework issued in May 2013 will become effective for the 2014 financial statements. ADB is currently assessing the impact of the new framework for ADB's financial reporting.

ADB uses an internal risk-rating system to estimate expected loss for unimpaired loans. The probability of default is based on the historical default experience of sovereign borrowers to multilateral development institutions; for nonsovereign loans, it is based on Moody's Investors Service default data. A loan loss reserve is established within equity for the expected losses as an allocation of net income subject to the approval of the Board of Governors.

Pension and other postretirement benefits. ADB provides staff retirement benefit and postretirement medical benefit plans for all eligible staff members, provided they have not reached the normal retirement age of 60. Costs relating to net periodic benefit cost are allocated between OCR and the ADF based on the agreed cost-sharing methodology. The underlying actuarial assumptions used to determine the projected benefit obligations, accumulated benefit obligations, and funded status associated with these plans are based on market interest rates, past experience, and management's best estimate of future benefit changes and economic conditions. For further details, refer to Notes to Financial Statements—Note P—Staff Retirement Plan and Postretirement Medical Benefits.

III. SPECIAL FUNDS

ADB is authorized by its Charter to establish and administer Special Funds. These are the ADF, the TASF, the Japan Special Fund (JSF), ADBI, the Pakistan Earthquake Fund (PEF), the RCIF, the CCF, Asia Pacific Disaster Response Fund (APDRF), and the FSDPSF. Financial statements for each Special Fund are prepared in accordance with US GAAP except for the ADF, for which special purpose financial statements are prepared.

A. Asian Development Fund

The ADF is ADB's concessional financing window for DMCs with per capita gross national income below the ADB operational cutoff and limited or low creditworthiness. It provides a multilateral source of concessional assistance dedicated exclusively to reducing poverty and improving the quality of life in Asia and the Pacific. The ADF has received contributions from 33 donors (regional and nonregional). Cofinancing with bilateral and multilateral development partners complements ADF resources.

In July 2012, the Board of Governors adopted a resolution providing for the 10th replenishment of the ADF (ADF XI) and the 5th regularized replenishment of the TASF. The resolution provides for a substantial replenishment of the ADF to finance ADB's concessional program for 4 years from January 2013, and for replenishment of the TASF in conjunction with the ADF replenishment to finance TA operations under the TASF. The total replenishment of SDR8,065 million ($12,608 million at Resolution No. 357 exchange rates) comprised SDR7,824 million for ADF XI and SDR241 million for the TASF. About 38% of the replenishment will be financed from new donor contributions totaling SDR3,067 million ($4,796 million equivalent). The replenishment became effective on 4 June 2013. As of 31 December 2013, ADB had received 27 instruments of contributions from donors for a total of SDR2,778 million ($4,344 million).

Currency management. ADB revised the currency management framework for the ADF in 2006. The previous practice of managing ADF resources in as many as 15 currencies was discontinued, and an approach based on an SDR basket of currencies (US dollar, euro, pound sterling, and yen) was introduced. ADF donor contributions and loan reflows received in currencies that are not part of the SDR basket are converted into one of the currencies in the basket to maintain the SDR-based liquidity portfolio. In addition, the borrower's obligations for new ADF loans are determined in SDR. Starting in 2008, ADB extended the full-fledged SDR approach to ADF legacy loans by providing ADF borrowers the option to convert their existing liability (i.e., disbursed and outstanding loan balance) in various currencies into SDR, while the undisbursed portions were to be treated as new loans redenominated in SDR. As of 31 December

2013, 18 of 28 borrowing members had signified their agreement to the conversion. The outstanding balance of their SDR-converted loans amounted to $12,219 million.

Framework for grants and hard-term facility. In September 2007, the Board of Directors approved the ADF grant framework, which limits grant eligibility to ADF-only countries and introduced a new hard-term ADF lending facility. The facility will have a fixed interest rate of 150 basis points below the weighted average of the 10-year fixed swap rates of the SDR basket of currencies plus the OCR lending spread, or the current ADF rate, whichever is higher. Other terms are similar to those of regular ADF loans. In general, blend countries with per capita income not exceeding the International Development Association (IDA) operational cutoff for more than 2 consecutive years and with an active OCR lending program are eligible to borrow from this new facility. The interest rate that is fixed for the life of hard-term loans approved during the year is reset every January. For hard-term ADF loans approved in 2013, the interest rate is set at (i) 1.0% during the grace period and 1.5% thereafter (2012: 1.0% during the grace period and 1.5% thereafter) for ADF-only countries; and (ii) 2.0% fixed for the life of the loans for blend countries. Three loans were approved under this facility in 2013.

Liquidity management. ADF manages its liquidity assets under two tranches to allow for the optimal use of financial resources. The main objective of the first tranche is to ensure adequate liquidity is available to meet the expected cash requirements. The second tranche comprises the prudential minimum liquidity the ADF should hold to meet unexpected demands and any usable liquidity for future commitments. This approach ensures that liquidity is managed transparently and efficiently.

Heavily Indebted Poor Countries Initiative. In response to ADF donors' request, the ADB Board of Governors adopted a resolution on 7 April 2008 for ADB to participate in the Heavily Indebted Poor Countries (HIPC) Initiative, and to provide Afghanistan with debt relief. The estimated principal amount of Afghanistan's ADF debt to be forgiven and charged against ADF income was $82 million.

Launched in 1996 by the IDA and the International Monetary Fund (IMF), the HIPC Initiative provides partial debt relief to poor countries with external debt that severely burdens export earnings or public finance. In 1999, the initiative was enhanced to enable more countries to qualify for HIPC relief. The IDA and the IMF reported that several ADF borrowers met the income and indebtedness criteria of the HIPC Initiative and were potentially eligible for HIPC debt relief.[9] Of these, only Afghanistan became eligible and reached the decision point under the HIPC Initiative on 9 July 2007. The decision point is where an HIPC country, having met certain conditions,[10] becomes eligible to receive interim debt relief on a provisional basis following approval by the ADB Board of Directors to provide debt relief under the HIPC Initiative. Debt relief has been delivered by partial reduction of debt service payments as they come due.

On 26 January 2010, the executive boards of the IDA and the IMF agreed that Afghanistan had reached the completion point under the HIPC Initiative. Thus, debt relief to Afghanistan under the initiative had become irrevocable. The amount of debt relief including principal and interest was revised to $106 million and was to be provided through a reduction of Afghanistan's debt

[9] These included Bhutan, Kyrgyz Republic, Lao People's Democratic Republic (Lao PDR), Nepal, and Sri Lanka. Subsequently, Afghanistan was assessed to be potentially eligible for HIPC debt relief. At that time, the authorities of Bhutan, Lao PDR, and Sri Lanka had indicated to the IMF and World Bank staff that they did not wish to avail of the HIPC Initiative. In the absence of data, no debt assessment could be made for Myanmar. The authorities of Myanmar also indicated that they could not provide the data needed for the assessment and that they did not want to benefit from debt relief under the HIPC Initiative at that time.

[10] The conditions are that an HIPC country has a track record of macroeconomic stability and an interim poverty reduction strategy in place and has been cleared of any outstanding arrears.

service from July 2008 to February 2028. As of December 2013, the ADF had delivered $10 million under this arrangement, bringing the balance to $96 million.

Contributed resources. The total replenishment of SDR8,065 million for ADF XI and TASF V comprises SDR4,691 million financed from internal resources, SDR3,067 million from new donor contributions, and SDR307 million from net income transfers from OCR. This covers 2013–2016, which became effective in June 2013 after instruments of contribution deposited with ADB for unqualified contribution exceeded 50% of all pledged contributions. As of 31 December 2013, 27 donors had contributed a total of $3,848 million equivalent, of which $943 million (including the allocation to the TASF) had been received and made available for operational commitments. The remaining unpaid contributions under ADF VIII, ADF IX, ADF X and ADF XI as of 31 December 2013 totaled $531 million.[11] (For details of amounts released for operational commitments in 2013, see the column labeled "Addition" in Table 32 of the Operational Data).

The commitment authority available for future commitments comprises the resources available to the ADF for its future lending activities in the form of loans and grants. These resources are derived from donor contributions, reflow-based resources, and net income transfers from OCR. The balance of the commitment authority available for operations as of 31 December 2013 was $422 million, compared with $849 million as of 31 December 2012 (Table 20).

In May 2013, the Board of Governors approved the transfer of $120 million to the ADF as part of the net income allocation for OCR (2012: $120 million). In addition, $532 million from loan and grant savings and cancellations were included in the commitment authority. This resulted from Management's continued assessment of opportunities to free committed resources through cancellations of unused loan and grant balances.

During 2013, deposited installments under ADF XI amounted to $1,022 million, and ADF XI promissory notes encashed totaled $338 million. About $74 million was transferred to the TASF.

Loan approvals, disbursements, and repayments. In 2013, 46 ADF loans totaling $3,007 million were approved compared with 60 ADF loans totaling $2,184 million in 2012.[12] Disbursements during 2013 totaled $1,975 million, an increase of 53.6% from $1,286 million in 2012. At the end of 2013, cumulative disbursements from ADF resources were $35,535 million. Loan repayments during the year totaled $1,677 million (2012: $1,111 million). At the end of 2013, outstanding ADF loans amounted to $28,680 million (2012: $29,165 million).

In 2013, MFF for $505 million (2012: $93 million) was approved under the ADF. PFRs under the MFFs totaling $325 million were approved in 2013 (2012: $237 million). A total of $242 million under the MFFs was disbursed in 2013 (2012: $165 million).

Results-based lending. As of 31 December 2013, one ADF loan for $100 million was approved under RBL. The loan will be used to support the education sector development program of one sovereign borrower. Disbursement for the year under RBL was $20 million.

Project design facility. In April 2011, ADB established the project design facility on a pilot basis to support project preparation, particularly detailed engineering designs, through project design advances. Loans approved under the facility carry standard interest for OCR or the ADF. Payment of interest is deferred until the project design advance is refinanced out of the loans proceeds, or other repayment terms take effect. As of 31 December 2013, one ADF loan was approved under the project design facility (2012: one).

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[11] At US dollar equivalent at 31 December 2013 exchange rates.
[12] Number and amount of loans exclude adjustments and terminations prior to signing.

Investment portfolio position. The ADF investment portfolio[13] totaled $6,966 million at the end of 2013 compared with $6,519 million at the end of 2012. About 20.2% of the portfolio was invested in bank deposits, and 79.8% in fixed-income securities. The annualized rate of return on ADF investments including unrealized gains and losses was 0.2% (2012: 1.1%).

Table 20: Asian Development Fund Commitment Authority[a]
31 December 2013 and 2012
($ million)

Item	2013[b]	2012[c]
Carryover of ADF X Commitment Authority	851 [d]	–
Carryover of ADF IX Commitment Authority	–	122
ADF XI Contributions	861	–
ADF X Contributions	135 [e]	3,734
ADF IX Contributions	–	135
ADF VIII Contributions	–	8
Reflow-based Resources	1,806	7,112
OCR Net Income Transfer	120	480
Savings and Cancellations	532	1,018
Credits from Accelerated Note Encashment Program	–	51
Total ADF Commitment Authority	4,305	12,660
Loans and Grants Committed	3,882	11,811
ADF Commitment Authority Available for Future Commitments	**422**	**849** [d]

ADF = Asian Development Fund, OCR = ordinary capital resources.
Note: Numbers may not sum precisely because of rounding.
[a] The Asian Development Bank monitors the ADF commitment authority based on special drawing rights. All reported figures are based on special drawing rights translated to US dollar as of 31 December 2013 and 2012 exchange rates.
[b] Includes resources made available under the ADF XI replenishment (Starting 1 January 2013).
[c] Cumulative for the ADF X replenishment (2009-2012).
[d] The US dollar equivalent of SDR552 million–the remaining ADF X commitment authority–at 31 December 2013 and 2012 exchange rates.
[e] Represents additional payments of Italy and the United States including the corresponding pro rated amounts released by France, Germany and Turkey.

Grants. In 2013, ADB approved 20 grants (2012: 23) totaling $843 million (2012: $666 million),[14] of which $369 million were PFRs under MFFs (2012: $349 million)[15] while 18 grants (2012: 20) totaling $448 million (2012: $384 million) became effective, net of $100 million (2012: $36 million) in write-backs of undisbursed commitments for savings on financially closed and/or cancelled projects.

Direct value-added official cofinancing for ADF loans and grants. In 2013, $977 million (2012: $429 million) was mobilized in official loan and grant cofinancing for 19 ADF-financed projects (2012: 27) totaling $1,125 million (2012: $1,467 million).

[13] Includes securities purchased under resale arrangement.
[14] This excludes partial cancellation of grant funded by a cofinancier.
[15] These amounts are adjusted based on flexibility of the use of OCR and ADF funding.

B. Technical Assistance Special Fund

The TASF was established to provide TA on a grant basis to ADB's DMCs and regional TA.

In July 2012, as part of ADF XI replenishment, the donors agreed to contribute 3% of the total replenishment size as the fifth replenishment of the TASF. The replenishment covers 2013–2016.

Contributed resources. As of 31 December 2013, 27 donors had committed a total of $340.8 million to the TASF as part of the ADF XI and the fifth regularized replenishment of the TASF. Of the total commitment, $85.2 million had been received.

As part of the ADF X and fourth regularized replenishment of TASF, $311.6 million of the total commitment of $339.3 million, had been received as of 31 December 2013.

During the period, India made a direct voluntary contribution of Rs10.0 million ($0.2 million) and Pakistan made a direct voluntary contribution of $0.1 million. In addition, $30.0 million was allocated to the TASF as part of the OCR net income allocation, $7.0 million was committed for the fourth regularized replenishment of the TASF, and $340.8 million was committed for the fifth regularized replenishment of the TASF. At the end of 2013, TASF resources totaled $2,273.3 million, of which $1,943.7 million was committed, leaving an uncommitted balance of $329.6 million ($141.2 million as of 31 December 2012) (Table 21).

Table 21: Technical Assistance Special Fund
Cumulative Resources
($ million)

Item	2013	2012
Regularized Replenishment Contributions	1,114.7	766.8
Allocations from OCR Net Income	879.0	849.0
Direct Voluntary Contributions	90.5	90.2
Income from Investment and Other Sources	192.6	189.9
Transfers from the TASF to the ADF	(3.5)	(3.5)
Total	**2,273.3**	**1,892.4**

( ) = negative, ADF = Asian Development Fund, OCR = ordinary capital resources, TASF = Technical Assistance Special Fund.

Operations. TA commitments (approved and effective) increased from $128.3 million in 2012 to $133.3 million in 2013 for 205 TA projects and 31 supplementary approvals that were made effective during the year, net of $15.5 million (2012: $19.2 million) in write-backs of undisbursed commitments for completed and canceled TA projects. Undisbursed commitments net of advances for TA increased to $342.7 million as of 31 December 2013 ($321.0 million as of 31 December 2012). The TASF financed 34.3% of all TA activities approved in 2013.

Investment position. As of 31 December 2013, the total investment portfolio, including securities purchased under resale arrangements, amounted to $414.0 million, compared with $416.7 million at the end of 2012. Revenue from investments decreased from $3.0 million in 2012 to $2.5 million in 2013.

C. Japan Special Fund

The JSF was established in 1988 when ADB, acting as the administrator, entered into a financial arrangement with the Government of Japan, which agreed to make the initial contribution to help ADB's DMCs restructure their economies and broaden the scope of opportunities for new investments, mainly through TA operations.

Contributed resources. As of 31 December 2013, Japan's cumulative contribution to the fund since its inception in 1988 amounted to ¥112.9 billion ($973.7 million equivalent), comprising regular contributions of ¥94.8 billion ($822.9 million equivalent) and supplementary contributions of ¥18.1 billion ($150.8 million equivalent). The uncommitted balance, including approved TA projects that are not yet effective, was $62.6 million as of 31 December 2013 ($61.3 million as of 31 December 2012).

Operations. In 2013, no new TA projects or grants were approved or made effective (2012: one TA for $0.9 million), and $1.5 million was written back for financially completed and cancelled projects (2012: $4.8 million). Undisbursed commitments net of advances for TA projects as of 31 December 2013 were $13.8 million, compared with $21.0 million as of the end of 2012.

Investment position. As of 31 December 2013, the total investment portfolio amounted to $75.8 million, lower than the balance of $81.9 million as of 31 December 2012. Revenue from investments decreased from $0.18 million in 2012 to $0.15 million in 2013.

D. ADB Institute

ADBI was established in 1996 as a subsidiary body of ADB. The Institute's objectives are to identify effective development strategies and capacity improvements for sound development management in the DMCs. Its operating costs are met by the Institute, and it is administered in accordance with the Statute of the Institute.

In July 2013, the Government of Japan committed its 21st contribution for ¥672.1 million ($6.8 million equivalent) and in December 2013, committed its 22nd contribution for ¥672.1 million ($6.4 million equivalent).

As of 31 December 2013, cumulative contributions committed to the Institute amounted to ¥22.6 billion, A$1.6 million, and $1.5 million (about $215.1 million equivalent), excluding translation adjustments. Of the total contributions received, $206.0 million had been used by the end of 2013 mainly for research and capacity building activities, including (i) organizing symposia, forums, and training sessions; (ii) preparing research reports, publications, and websites; and (iii) financing associated administrative expenses. The balance of net current assets (excluding property, furniture, and equipment) available for future projects and programs was about $9.1 million.

E. Pakistan Earthquake Fund

The PEF was established in November 2005 in response to the special needs of Pakistan following the earthquake on 8 October 2005. The dedicated fund is to deliver emergency grant financing for investment and TA projects to support immediate reconstruction, rehabilitation, and associated development activities. The PEF was terminated on 30 June 2011, and all projects were financially completed as of 30 September 2013. The fund remains open pending completion of winding up activities.

Contributed resources. As of 31 December 2013, PEF resources totaled $147.2 million, of which $128.9 million had been utilized, leaving an uncommitted balance of $18.3 million ($4.4 million as of 31 December 2012).

Operations. A write-back of $13.9 million (2012: nil) was made for a financially completed and cancelled grant. No new TA or grants were approved or made effective in 2013 and 2012. The fund had no undisbursed commitments net of grant advances as of 31 December 2013 (2012: $14.0 million).

Investment position. As of 31 December 2013, the total investment portfolio amounted to $17.5 million ($17.7 million as of 31 December 2012). Revenue from investments for 2013 increased to $0.3 million (2012: $0.2 million).

F. Regional Cooperation and Integration Fund

The RCIF was established in February 2007 in response to the increasing demand for regional cooperation and integration activities among ADB's member countries in Asia and the Pacific. Its main objective is to improve regional cooperation and integration by facilitating the pooling and provision of additional financial and knowledge resources.

Contributed resources. In May 2013, $6.0 million was transferred to the RCIF from OCR allocable net income. As of 31 December 2013, RCIF resources totaled $59.1 million, of which $54.0 million had been utilized, leaving an uncommitted balance of $5.1 million ($1.7 million as of 31 December 2012).

Operations. In 2013, net TA expenses totaled $2.2 million (2012: $2.1 million) comprising five TA projects and two supplementary approvals totaling $3.0 million became effective (2012: four TA projects for $2.1 million) and $0.8 million (2012: $0.3 million) write-back on financially completed and/or cancelled projects. The balance of undisbursed commitments net of grant advances as of 31 December 2013 amounted to $12.6 million (2012: $16.2 million).

Investment position. As of 31 December 2013, the total investment portfolio amounted to $17.5 million ($17.6 million as of 31 December 2012). Revenue from investments for 2013 was $0.03 million (2012: $0.04 million).

G. Climate Change Fund

The CCF was established in April 2008 to facilitate greater investments in the DMCs to address the causes and consequences of climate change alongside ADB assistance in related sectors.

Contributed resources. In May 2013, $9.0 million was transferred to the CCF from OCR allocable net income. As of 31 December 2013, CCF resources totaled $60.3 million, of which $46.7 million had been utilized, leaving an uncommitted balance of $13.6 million ($7.9 million as of 31 December 2012).

Operations. In 2013, net TA and/or grant expenses totaled $2.9 million (2012: $6.0 million), comprising four TA projects and one grant totaling $3.3 million that became effective, and a $0.4 million write-back for financially completed and/or cancelled projects (2012: seven TA projects, one grant totaling $7.0 million, and a $1.0 million write-back). The balance of undisbursed commitments net of grant and/or TA advances as of 31 December 2013 amounted to $25.0 million (2012: $25.0 million).

Investment position. As of 31 December 2013, the total investment portfolio amounted to $36.9 million ($32.7 million as of 31 December 2012). Revenue from investments for 2013 and 2012 was $0.06 million.

H. Asia Pacific Disaster Response Fund

The APDRF was established on 1 April 2009 to provide timely incremental grant resources to DMCs affected by natural disasters.

Contributed resources. As of 31 December 2013, fund resources totaled $40.2 million, of which $35.5 million had been utilized, leaving an uncommitted balance of $4.7 million ($10.3 million as of 31 December 2012).

Operations. In 2013, net TA and/or grant expenses totaled $5.5 million (2012: $2.0 million) comprising six grants totaling $7.0 million that became effective and a $1.5 million write-back for financially completed and/or cancelled projects (2012: two grants totaling $2.0 million and no write-back). There fund had no undisbursed commitments net of grant advances as of 31 December 2013 (2012: $0.02 million).

Investment position. By 31 December 2013, all time deposit placements have matured ($7.2 million as of 31 December 2012). Revenue from investments for 2013 and 2012 was $0.01 million.

I. Financial Sector Development Partnership Special Fund

The FSDPSF was approved by the Board of Directors and established on 31 January 2013 to strengthen regional, subregional, and national financial systems in Asia and the Pacific.

Contributed resources. In May 2013, the Board of Governors approved the initial contribution of $2.7 million as part of OCR's 2012 net income allocation. In 2013, the Government of Luxembourg committed contributions to the fund: $2.4 million in October and €1.5 million ($2.0 million equivalent) in December.

Operations. No TA or grants were approved during the period.

Investment position. As of 31 December 2013, the total investment portfolio amounted to $4.8 million representing the initial investment in US dollar deposits.

IV. GRANT COFINANCING

Trust funds and project-specific grants are key instruments to mobilize and channel financial resources from external sources to finance TA and components of investment projects. They play an important role in complementing ADB's own resources. Multilateral, bilateral, and private sector partners have contributed about $6,072.6 million in grants to ADB operations (Table 23). In 2013, grant cofinancing for ADB-approved projects totaled $763.7 million, comprising $278.1 million for 163 TA projects and $485.6 million for components of 29 investment projects. By the end of 2013, ADB was administering 41 trust funds, comprising 30 stand-alone trust funds[16] and 11 trust funds established under financing partnership facilities. Of these, 22 have balances totaling $614.4 million in grants. Additional grant resources from external partners totaled $644.1 million in 2013, comprising $372.1 million in new commitments, $165.7 million in replenishments for existing trust funds, and $106.3 million in additional allocation from global funding initiatives.[17] In 2013, grant commitments to new trust funds totaled $191.8 million (Table 22).

Table 22: Grant Commitments to New Trust Funds
As of 31 December 2013
($ million)

Trust Fund	Amount	Donor	Date
Integrated Disaster Risk Management Fund	9.7	Canada	February 2013
Canadian Climate Fund for the Private Sector in Asia	7.4	Canada[a]	April 2013
Sanitation Financing Partnership Trust Fund	15.0	Bill & Melinda Gates Foundation	July 2013
Regional Malaria and Other Communicable Disease Threats Trust Fund	19.4	United Kingdom	December 2013
Urban Climate Change Resilience	135.3	United Kingdom	December 2013
Trust Fund	5.0	Rockefeller Foundation	December 2013
Total	**191.8**		

[a] Canada also earmarked $74.2 million for non-grant concessional financing to this trust fund.

Financing partners provided the following commitments and replenishments to existing trust funds:

(i) $180.3 million from the Government of the United States for the Afghanistan Infrastructure Trust Fund;
(ii) $103.9 million from the Government of Japan for the Afghanistan Infrastructure Trust Fund, Japan Fund for Poverty Reduction, and Japan Scholarship Program;
(iii) $22.7 million from the Government of Norway for the Multi-Donor Clean Energy Fund under the Clean Energy Financing Partnership Facility;
(iv) $15.7 million from the Government of Sweden for the Poverty and Environment Fund;
(v) $15.0 million from the Government of the Netherlands for Netherlands Trust Fund under the Water Financing Partnership Facility;
(vi) $8.0 million from the Government of the Republic of Korea for the e-Asia and Knowledge Partnership Fund; and
(vii) $0.4 million from the Government of France for the Cooperation Fund for Project Preparation in the Greater Mekong Subregion and in Other Specific Asian Countries.

[16] Trust funds not related to financing partnership facilities and including the Japan Scholarship Program.
[17] In addition, the Climate Investment Funds allocated $411.7 million for loans.

Additional allocations from global funding initiatives comprised $77.1 million from the Climate Investment Funds, $14.6 million from the Global Agriculture and Food Security Program, and $14.6 million from the Global Environment Facility.

Japan Fund for Poverty Reduction. The Government of Japan established the Japan Fund for Poverty Reduction (JFPR) in May 2000 to provide grants for projects supporting poverty reduction and related social development activities that can add value to projects financed by ADB. In 2011, the JFPR expanded its scope of grant assistance to provide TA grants in addition to project grants. At the end of 2013, JFPR funds totaled about $615.4 million. The Government of Japan had approved 166 grant projects (equivalent to $474.5 million) and 155 TA projects (equivalent to $167.0 million) of which ADB had subsequently approved 161 grant projects (equivalent to $464.0 million) and 147 TA projects (equivalent to $158.5 million) funded by JFPR.

Japan Scholarship Program. The Government of Japan established the Japan Scholarship Program in 1988 to provide an opportunity for well-qualified citizens of DMCs to undertake postgraduate studies in economics, management, science and technology, and other development-related fields at selected educational institutions in Asia and the Pacific. From 1988 to 2013, Japan contributed $144.8 million and 3,104 scholarships were awarded to recipients from 35 member countries. Of the total, 2,758 have completed their courses. Women have received 1,101 scholarships. An average of 150 new scholarships have been awarded annually in the past 10 years. As of 2013, Japan Scholarship Program had 29 participating institutions in 10 countries.

Table 23: Schedule of Contributions and Net Assets
Grants from External Sources
As of 31 December 2013
($ million)

Item	Contribution	Net Assets[a]
Administered by ADB		
Country		
Australia	692.4	57.3
Austria	17.7	1.3
Belgium	25.1	20.3
Brunei Darussalam	5.9	5.7
Cambodia	0.1	0.1
Canada	240.5	97.9
China, People's Republic of	240.1	221.1
Denmark	35.6	2.2
European Community	321.4	21.1
Finland	76.2	20.8
France	35.8	2.6
Germany	0.1	0.0
India	1.0	0.1
Indonesia	12.6	12.9
Ireland	2.4	0.2
Italy	2.2	–
Japan	1,191.3	440.7
Korea, Republic of	169.4	137.1
Lao People's Democratic Republic	0.1	0.1
Luxembourg	10.2	2.1
Malaysia	12.6	12.9
Myanmar	0.1	0.1
The Netherlands	373.9	50.2
New Zealand	36.0	0.2
Norway	166.9	27.9
Philippines	12.6	12.9
Portugal	1.4	0.9
Singapore	12.6	12.9
Spain	33.2	10.0
Sweden	262.5	67.6
Switzerland	37.8	5.6
Thailand	12.6	12.9
United Kingdom and Northern Ireland	672.0	223.9
United States	108.1	104.5
Viet Nam	1.1	1.1
Subtotal	4,823.6	1,587.5
Others		
Cities Alliance	0.5	0.0
Clean Technology Fund	606.2	448.0
Fourth High Level Forum on Aid Effectiveness Trust Fund	0.2	(0.0)
Future Carbon Fund	35.0	32.9
Global Agriculture and Food Security Program	41.1	2.0
Global Environment Fund	180.6	20.1
Special Climate Change Fund	3.9	0.0
International Fund for Agricultural Development	0.5	(0.0)
Islamic Financial Services Board	0.3	–
Kreditanstalt für Wiederaufbau (KfW)	0.4	(0.0)
Nordic Development Fund	29.2	0.0
Partnership for Market Readiness Multi-Donor Trust Fund	0.4	0.0
Private Sector and Foundations	11.6	0.1
Public Private Infrastructure Advisory Facility	0.6	0.0
Sanitation Financing Partnership Trust Fund	15.0	14.5
Strategic Climate Fund	191.0	66.1
Trust Fund for Forest	16.4	2.8
United Nations Children Fund	0.2	–
United Nation Development Programme	111.0	–
Urban Climate Change Resilience Trust Fund	5.0	4.8
Subtotal	1,249.0	591.4
Grand Total	**6,072.6**	**2,178.9**

– = nil, ( ) = negative, ADB = Asian Development Bank.

Notes:

1. Numbers may not sum precisely because of rounding.
2. 0.0 = amount less than $0.05 million.

[a] Excludes projects approved but not yet effective.

ORDINARY CAPITAL RESOURCES
CONDENSED MANAGEMENT REPORTING BALANCE SHEETS
As of 31 December 2013 and 2012
($ million)

Item	2013 Statutory Reporting Basis	2013 Adjustments[a]	2013 Management Reporting Basis	2012 Management Reporting Basis
Due from banks	316		316	263
Investments	24,452		24,452	23,778
Securities transferred under repurchase agreements	592		592	348
Securities purchased under resale arrangements	306		306	334
Loans outstanding	53,051		53,051	52,814
Unamortized net loan originations costs, less allowance for loan losses	37		37	23
Equity investments	819	(35)	784	864
Accrued interest receivable				
Investments	93		93	108
Loans	149		149	202
Receivable from swaps				
Borrowings	27,322	(675)	26,647	27,699
Investments	7,095	(19)	7,076	8,471
Loans	626	(9)	617	592
Other assets	1,010	958	1,968	3,305
TOTAL	**115,868**	**220**	**116,088**	**118,801**
Borrowings	61,630	(441)	61,189	63,022
Payable for swaps				
Borrowings	27,341	(98)	27,243	25,269
Investments	6,428	(54)	6,374	8,192
Loans	578	(17)	561	577
Payable under securities repurchase agreements	602		602	350
Payable for swap related collateral	633		633	2,155
Accounts payable and other liabilities	1,518		1,518	2,067
Total Liabilities	**98,730**	**(610)**	**98,120**	**101,632**
Paid-in capital	5,885	958	6,843	6,010
Net notional maintenance of value receivable	(1,390)		(1,390)	(888)
Ordinary reserve	11,166	4	11,170	10,886
Special reserve	282		282	264
Loan loss reserve	261		261	194
Surplus	1,065		1,065	1,132
Cumulative revaluation adjustments account	(38)	38	–	–
Net income[b]	548	(97)	451	446
Accumulated other comprehensive loss	(641)	(73)	(714)	(875)
Total Equity	**17,138**	**830**	**17,968**	**17,169**
TOTAL	**115,868**	**220**	**116,088**	**118,801**

– = nil, ( ) = negative.

[a] Includes reversal of ASC 815 and 825 effects, Asian Development Bank's share in unrealized gains or losses from equity investments accounted for under the equity method, and nonnegotiable, and noninterest-bearing demand obligations on account of subscribed capital.

[b] Net income after appropriation of guarantee fees to the Special Reserve.

Financial Statements

ORDINARY CAPITAL RESOURCES
MANAGEMENT'S REPORT ON INTERNAL CONTROL OVER FINANCIAL REPORTING

The management of Asian Development Bank ("ADB") is responsible for establishing and maintaining adequate internal control over financial reporting. ADB's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles in the United States of America.

ADB's internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of ADB; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles in the United States of America, and that receipts and expenditures of ADB are being made only in accordance with authorizations of management and directors of ADB; and (iii) provide reasonable assurance regarding prevention or timely detection and correction of unauthorized acquisition, use, or disposition of ADB's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

ADB's management assessed the effectiveness of ADB's internal control over financial reporting as of 31 December 2013. In making this assessment, ADB's management used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission in *Internal Control – Integrated Framework (1992).* Based on that assessment, management believes that as of 31 December 2013, ADB's internal control over financial reporting is effective based upon the criteria established in *Internal Control – Integrated Framework (1992).*

Takehiko Nakao
President

Thierry de Longuemar
Vice-President (Finance and Risk Management)

Simon T. Bradbury
Controller

12 March 2014

Deloitte.

Deloitte & Touche LLP
Unique Entity No. T08LL0721A
6 Shenton Way #32-00
OUE Downtown 2
Singapore 068809

Tel: +65 6224 8288
Fax: +65 6538 6166
www.deloitte.com/sg

INDEPENDENT AUDITORS' REPORT

To the Board of Directors and the Board of Governors of Asian Development Bank

We have audited management's assertion, included in the accompanying Management's Report on Internal Control over Financial Reporting, that Asian Development Bank ("ADB") maintained effective internal control over financial reporting as of December 31, 2013, based on the criteria established in Internal Control — *Integrated Framework (1992)* issued by the Committee of Sponsoring Organizations of the Treadway Commission. ADB's management is responsible for maintaining effective internal control over financial reporting and for its assertion of the effectiveness of internal control over financial reporting, included in the accompanying Management's Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on management's assertion based on our audit.

We conducted our audit in accordance with attestation standards established by the American Institute of Certified Public Accountants. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audit also included performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

ADB's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with accounting principles generally accepted in the United States of America. ADB's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of ADB; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with accounting principles generally accepted in the United States of America, and that receipts and expenditures of ADB are being made only in accordance with authorizations of management and directors of ADB; and (3) provide reasonable assurance regarding prevention or timely detection and correction of unauthorized acquisition, use, or disposition of ADB's assets that could have a material effect on the financial statements.

Deloitte.

Because of the inherent limitations of internal control over financial reporting, including the possibility of collusion or improper management override of controls, material misstatements due to error or fraud may not be prevented or detected and corrected on a timely basis. Also, projections of any evaluation of the effectiveness of the internal control over financial reporting to future periods are subject to the risk that the controls may become inadequate because of changes in conditions or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, management's assertion that ADB maintained effective internal control over financial reporting as of December 31, 2013, is fairly stated, in all material respects, based on the criteria established in Internal Control — *Integrated Framework (1992)* issued by the Committee of Sponsoring Organizations of the Treadway Commission.

We have also audited, in accordance with auditing standards generally accepted in the United States of America, the accompanying balance sheets of Asian Development Bank ("ADB") -- Ordinary Capital Resources as of December 31, 2013 and 2012 and the related statements of income and expenses, comprehensive income (loss), changes in capital and reserves and cash flows, for the years then ended and the related notes to the financial statements. Our report dated March 12, 2014 expressed an unqualified opinion on those financial statements.

Deloitte & Touche LLP

Public Accountants and
Chartered Accountants
Singapore

March 12, 2014

Deloitte.

Deloitte & Touche LLP
Unique Entity No. T08LL0721A
6 Shenton Way #32-00
OUE Downtown 2
Singapore 068809

Tel: +65 6224 8288
Fax: +65 6538 6166
www.deloitte.com/sg

INDEPENDENT AUDITORS' REPORT

To the Board of Directors and the Board of Governors of Asian Development Bank

We have audited the accompanying financial statements of Asian Development Bank ("ADB") – Ordinary Capital Resources, which comprise the balance sheets as of December 31, 2013 and 2012, and the related statements of income and expenses, comprehensive income (loss), changes in capital and reserves, cash flows for the years then ended, and the related notes to the financial statements.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditors' Responsibility

Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

Deloitte.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of ADB – Ordinary Capital Resources as of December 31, 2013 and 2012, and the results of its operations and its cash flows for the years then ended in accordance with accounting principles generally accepted in the United States of America.

Report on Management's Assertion on Internal Control over Financial Reporting

We have also audited, in accordance with attestation standards established by the American Institute of Certified Public Accountants, management's assertion that ADB maintained effective internal control over financial reporting as of December 31, 2013, based on the criteria established in Internal Control — *Integrated Framework (1992)* issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated March 12, 2014 expressed an unqualified opinion on management's assertion that ADB maintained effective internal control over financial reporting.

Deloitte & Touche LLP

Public Accountants and
Chartered Accountants
Singapore

March 12, 2014

ASIAN DEVELOPMENT BANK—ORDINARY CAPITAL RESOURCES
BALANCE SHEET
31 December 2013 and 2012
Expressed in Millions of US Dollars

ASSETS

	2013		2012	
DUE FROM BANKS (Note C)		$ 316		$ 263
INVESTMENTS (Notes D, I, N, and Q)				
Government or government-guaranteed obligations	$ 20,182		$ 21,697	
Time deposits	3,630		1,311	
Other securities	640	24,452	770	23,778
SECURITIES TRANSFERRED UNDER REPURCHASE AGREEMENTS (Notes D, E, and Q)		592		348
SECURITIES PURCHASED UNDER RESALE ARRANGEMENTS (Notes D and Q)		306		334
LOANS OUTSTANDING (OCR-6) (Notes A, F, I, and Q) (Including net unamortized loan origination costs of $73 – 2013 and $66 – 2012)				
Sovereign	49,947		49,937	
Nonsovereign	3,177		2,943	
	53,124		52,880	
Less—allowance for loan losses	36	53,088	43	52,837
EQUITY INVESTMENTS (Notes A, H, and Q)		819		949
ACCRUED INTEREST RECEIVABLE				
Investments	93		108	
Loans	149	242	202	310
RECEIVABLE FROM SWAPS (Notes I, K, and Q)				
Borrowings	27,322		29,419	
Investments	7,095		8,510	
Loans	626	35,043	601	38,530
OTHER ASSETS				
Property, furniture, and equipment (Note J)	167		160	
Investment related receivables	3		8	
Swap related collateral (Notes I and Q)	633		2,155	
Miscellaneous (Note O)	207	1,010	192	2,515
TOTAL		**$ 115,868**		**$ 119,864**

The accompanying notes are an integral part of these financial statements (OCR-9).

LIABILITIES, CAPITAL, AND RESERVES

	2013		2012	
BORROWINGS (OCR-7) (Notes I, K, and Q)				
At amortized cost	$ 4,258		$ 5,781	
At fair value	57,372	$ 61,630	58,999	$ 64,780
PAYABLE FOR SWAPS (Notes I, K, and Q)				
Borrowings	27,341		25,174	
Investments	6,428		8,282	
Loans	578	34,347	636	34,092
PAYABLE UNDER SECURITIES REPURCHASE AGREEMENTS (Note E)		602		350
ACCOUNTS PAYABLE AND OTHER LIABILITIES				
Investment related payables	102		11	
Swap related collateral (Notes I and Q)	633		2,155	
Accrued pension and postretirement medical benefit costs (Note P)	1,248		1,876	
Miscellaneous (Notes G, J and O)	168	2,151	180	4,222
TOTAL LIABILITIES		98,730		103,444
CAPITAL AND RESERVES (OCR-4)				
Capital stock (OCR-8) (Note L)				
Authorized				
(SDR106,389 – 2013 and 2012)				
Subscribed				
(SDR105,720 – 2013; SDR106,140 – 2012)	162,809		163,129	
Less—"callable" shares subscribed	154,640		154,951	
"Paid-in" shares subscribed	8,169		8,178	
Less—subscription installments not due	1,238		2,082	
Subscription installments matured	6,931		6,096	
Less—capital transferred to the Asian Development Fund and discount	88		86	
	6,843		6,010	
Nonnegotiable, noninterest-bearing demand obligations on account of subscribed capital (Note L)	(958)		(791)	
	5,885		5,219	
Net notional amounts required to maintain value of currency holdings (Note L)	(1,390)		(888)	
Ordinary reserve (Note M)	11,166		10,889	
Special reserve (Note M)	282		264	
Loan loss reserve (Note M)	261		194	
Surplus (Note M)	1,065		1,132	
Cumulative revaluation adjustments account (Note M)	(38)		284	
Net income after appropriation (OCR-4) (Note M)	548		124	
Accumulated other comprehensive loss (Note M)	(641)	17,138	(798)	16,420
TOTAL		**$ 115,868**		**$ 119,864**

ASIAN DEVELOPMENT BANK—ORDINARY CAPITAL RESOURCES
STATEMENT OF INCOME AND EXPENSES
For the Years Ended 31 December 2013 and 2012

Expressed in Millions of US Dollars

	2013			2012		
REVENUE (Note N)						
From loans (Note F)						
Interest	$ 637			$ 766		
Commitment charge	46			48		
Other	(37)	$ 646		(44)	$ 770	
From investments (Note D)						
Interest		339			390	
From guarantees		18			18	
From equity investments		10			39	
From other sources—net (Notes F and R)		22			21	
TOTAL REVENUE			$ 1,035			$ 1,238
EXPENSES (Note N)						
Borrowings and related expenses (Note K)		400			520	
Administrative expenses (Includes amount reclassified from other comprehensive income on pension/postretirement net actuarial losses of $101 – 2013 and $63 – 2012)		411			351	
(Write-back) provision for loan losses (Note F)		(6)			7	
Other expenses		8			9	
TOTAL EXPENSES			813			887
NET REALIZED GAINS						
From investments (Notes D and N) (Includes amount reclassified from other comprehensive income on unrealized holding gains of $11 – 2013 and $26 – 2012)		12			26	
From equity investments (Note N) (Includes amount reclassified from other comprehensive income on unrealized holding gains of $106 – 2013 and $88 – 2012)		176			80	
From borrowings		6			16	
NET REALIZED GAINS			194			122
NET UNREALIZED GAINS (LOSSES) (Note N)			150			(331)
NET INCOME			**$ 566**			**$ 142**

The accompanying notes are an integral part of these financial statements (OCR-9).

ASIAN DEVELOPMENT BANK—ORDINARY CAPITAL RESOURCES
STATEMENT OF COMPREHENSIVE INCOME (LOSS)
For the Years Ended 31 December 2013 and 2012
Expressed in Millions of US Dollars

	2013		2012	
NET INCOME (OCR-2)		$ 566		$ 142
Other comprehensive income (loss) (Note M)				
Currency translation adjustments	$ (162)		$ (38)	
Unrealized investment holding losses	(412)		(9)	
Pension/postretirement liability adjustments	731	157	(330)	(377)
COMPREHENSIVE INCOME (LOSS)		**$ 723**		**$ (235)**

The accompanying notes are an integral part of these financial statements (OCR-9).

ASIAN DEVELOPMENT BANK—ORDINARY CAPITAL RESOURCES
STATEMENT OF CHANGES IN CAPITAL AND RESERVES
For the Years Ended 31 December 2013 and 2012
Expressed in Millions of US Dollars (Note L)

	Capital Stock	Nonnegotiable, Noninterest-bearing Demand Obligations	Net Notional Maintenance of Value	Ordinary Reserve	Special Reserve	Loan Loss Reserve	Surplus	Cumulative Revaluation Adjustments Account	Net Income After Appropriations	Accumulated Other Comprehensive Loss	Total
Balance, 1 January 2012	$ 5,237	$ (579)	$ (596)	$ 10,460	$ 246	$ 200	$ 1,132	$ 261	$ 594	$ (421)	$ 16,534
Comprehensive loss for the year 2012 (OCR-3) (Note M)									142	(377)	(235)
Appropriation of guarantee fees to Special Reserve (Note M)					18				(18)		–
Change in SDR value of paid-in shares subscribed	171										171
Change in subscription installments not due	588										588
Additional paid-in shares subscribed during the year	14										14
Change in SDR value of capital transferred to Asian Development Fund	(0)										(0)
Change in notional maintenance of value (Note L)			(292)								(292)
Demand obligations on account of subscription received during the year		(264)									(264)
Encashment of demand obligations during the year		31									31
Change in US Dollar value of demand obligations		21									21
Allocation of prior year income to ordinary reserve, cumulative revaluation account and transfer from loan loss reserve (Note M)				417		(6)		23	(434)		–
Allocation of prior year income to ADF and TASF (Note M)									(160)		(160)
Charge to ordinary reserve for change in SDR value of capital stock (Note M)				5							5
Return of unutilized amount from ATF to ordinary reserve (Note M)				7							7
Balance, 31 December 2012	$ 6,010	$ (791)	$ (888)	$ 10,889	$ 264	$ 194	$ 1,132	$ 284	$ 124	$ (798)	$ 16,420
Comprehensive income for the year 2013 (OCR-3) (Note M)									566	157	723
Appropriation of guarantee fees to Special Reserve (Note M)					18				(18)		–
Change in SDR value of paid-in shares subscribed	190										190
Change in subscription installments not due	643										643
Additional paid-in shares subscribed during the year	0										0
Change in SDR value of capital transferred to Asian Development Fund	(0)										(0)
Change in notional maintenance of value (Note L)			(502)								(502)
Demand obligations on account of subscription received during the year		(263)									(263)
Encashment of demand obligations during the year		42									42
Change in US Dollar value of demand obligations		54									54
Allocation of prior year income to ordinary reserve, loan loss reserve and transfer from cumulative revaluation account, surplus (Note M)				278		67	(67)	(322)	44		–
Allocation of prior year income to ADF, TASF, CCF, RCIF, and FSDPSF (Note M)									(168)		(168)
Charge to ordinary reserve for change in SDR value of capital stock (Note M)				(1)							(1)
Balance, 31 December 2013	$ 6,843	$ (958)	$ (1,390)	$ 11,166	$ 282	$ 261	$ 1,065	$ (38)	$ 548	$ (641)	$ 17,138

Note: 0 = less than $0.5 million.

The accompanying notes are an integral part of these financial statements (OCR-9).

OCR-5

ASIAN DEVELOPMENT BANK—ORDINARY CAPITAL RESOURCES
STATEMENT OF CASH FLOWS
For the Years Ended 31 December 2013 and 2012
Expressed in Millions of US Dollars

	2013	2012
CASH FLOWS FROM OPERATING ACTIVITIES		
Interest and other charges on loans received	$ 642	$ 688
Interest on investments received	374	398
Interest paid for securities purchased under resale/repurchase arrangements	(1)	(1)
Interest and other financial expenses paid	(445)	(517)
Administrative expenses paid	(281)	(246)
Others—net	36	31
Net Cash Provided by Operating Activities	325	353
CASH FLOWS FROM INVESTING ACTIVITIES		
Sales of investments	1,394	756
Maturities of investments	177,691	160,337
Purchases of investments	(180,135)	(164,332)
Receipts from securities purchased under resale arrangements	97,944	113,435
Payments for securities purchased under resale arrangements	(97,937)	(113,415)
Principal collected on loans	5,126	3,258
Loans disbursed	(5,939)	(6,705)
Receipts from swaps	891	274
Property, furniture, and equipment acquired	(27)	(22)
Change in swap related collateral	(1,510)	212
Purchases of equity investments	(164)	(113)
Sales of equity investments	301	245
Net Cash Used in Investing Activities	(2,365)	(6,070)
CASH FLOWS FROM FINANCING ACTIVITIES		
Proceeds from new borrowings	14,328	18,433
Borrowings redeemed	(13,282)	(13,220)
Capital subscriptions collected[1]	373	336
Issuance expenses paid	(18)	(27)
Demand obligations of members encashed	42	31
Receipts from swaps	816	388
Resources transferred from ATF	–	7
Resources transferred to ADF	(120)	(120)
Resources transferred to TASF	(30)	(40)
Resources transferred to CCF	(9)	--
Resources transferred to RCIF	(6)	--
Resources transferred to FSDPSF	(3)	--
Net Cash Provided by Financing Activities	2,091	5,788
Effect of Exchange Rate Changes on Due from Banks	2	4
Net Increase in Due from Banks	53	75
Due from Banks at Beginning of Year	263	188
Due from Banks at End of Year	$ 316	$ 263
RECONCILIATION OF NET INCOME TO NET CASH PROVIDED BY OPERATING ACTIVITIES:		
Net Income (OCR-2)	$ 566	$ 142
Adjustments to reconcile net income to net cash provided by operating activities:		
Depreciation and amortization	121	63
(Write-back) provision for loan losses	(6)	7
Net realized gains from investments, equity investments and other borrowings	(194)	(122)
Proportionate share in losses (earnings) on equity investments	6	(34)
Net unrealized (gains) losses	(150)	331
Change in accrued revenue from loans, investments and other swaps	5	(72)
Change in receivable from ADF—allocation of administrative expenses	3	3
Change in accrued interest on borrowings and swaps, and other expenses	(750)	364
Change in pension and postretirement benefit liability	731	(330)
Others—net	(7)	1
Net Cash Provided by Operating Activities	$ 325	$ 353

Supplementary disclosure of noncash financing activities:
[1] Nonnegotiable, noninterest-bearing demand promissory notes amounting to $263 million ($263 million – 2012) were received from members.
The accompanying notes are an integral part of these financial statements (OCR-9).

ASIAN DEVELOPMENT BANK—ORDINARY CAPITAL RESOURCES
SUMMARY STATEMENT OF LOANS
31 December 2013 and 2012
Expressed in Millions of US Dollars

Borrowers/Guarantors	Loans Outstanding[1]	Undisbursed Balances of Effective Loans[2]	Loans Not Yet Effective[3]	Total Loans	Percent of Total Loans
Armenia	$ 124	$ 173	$ 100	$ 397	0.47
Azerbaijan	563	759	150	1,472	1.73
Bangladesh	1,635	1,030	534	3,199	3.77
Bhutan	51	–	–	51	0.06
Cambodia	–	–	75	75	0.09
China, People's Republic	13,886	5,206	1,987	21,079	24.74
Cook Islands	28	0	–	28	0.03
Fiji	139	14	–	153	0.18
Georgia	132	232	73	437	0.51
India	12,112	5,486	2,753	20,351	23.89
Indonesia	8,577	943	764	10,284	12.07
Kazakhstan	1,115	478	561	2,154	2.53
Kyrgyz Republic	10	–	–	10	0.01
Lao People's Democratic Republic	55	–	–	55	0.06
Malaysia	94	–	–	94	0.11
Maldives	3	–	–	3	0.00
Marshall Islands	1	–	–	1	0.00
Micronesia, Federated States of	4	6	–	10	0.01
Mongolia	–	–	117	117	0.14
Pakistan	4,942	1,436	1,037	7,415	8.70
Palau	13	–	27	40	0.05
Papua New Guinea	252	196	184	632	0.74
Philippines	4,102	708	872	5,682	6.67
Sri Lanka	1,095	708	140	1,943	2.28
Thailand	769	205	–	974	1.14
Timor-Leste	4	27	40	71	0.08
Turkmenistan	72	45	–	117	0.14
Uzbekistan	1,069	1,388	293	2,750	3.23
Viet Nam	2,178	2,847	500	5,525	6.49
	53,025	21,887	10,207	85,119	99.92
Regional	26	20	20	66	0.08
TOTAL – 31 December 2013	53,051	21,907	10,227	85,185	100.00
Allowance for loan losses	(36)	–	–	(36)	
Unamortized loan origination cost—net	73	–	–	73	
NET BALANCE – 31 December 2013	**$ 53,088**	**$ 21,907**	**$ 10,227**	**$ 85,222**	
Made up of:					
Sovereign Loans	$ 49,947	$ 20,472	$ 8,645	$ 79,064	
Nonsovereign Loans					
Private Sector	2,782	897	1,526	5,205	
Public Sector	359	538	56	953	
Net Balance – 31 December 2013	$ 53,088	$ 21,907	$ 10,227	$ 85,222	
TOTAL – 31 December 2012	$ 52,814	$ 21,792	$ 8,708	$ 83,314	
Allowance for loan losses	(43)			(43)	
Unamortized loan origination cost—net	66			66	
NET BALANCE – 31 December 2012	**$ 52,837**	**$ 21,792**	**$ 8,708**	**$ 83,337**	
Made up of:					
Sovereign Loans	$ 49,937	$ 20,070	$ 7,439	$ 77,446	
Nonsovereign Loans					
Private Sector	2,613	1,166	1,214	4,993	
Public Sector	287	556	55	898	
Net Balance – 31 December 2012	$ 52,837	$ 21,792	$ 8,708	$ 83,337	

0 = less than $0.5 million.

[1] Amounts outstanding on the multicurrency fixed lending rate is nil ($6 million – 2012), on pool-based loans totaled $4,196 million ($5,694 million – 2012) and on LIBOR-based loans, market-based and local currency loans totaled $48,855 million ($47,113 million – 2012). The average yield on loans was 1.31% (1.56% – 2012).

[2] Refer to the unwithdrawn portions of effective loans as of 31 December 2013. Of the undisbursed balances, ADB has made irrevocable commitments to disburse various amounts totaling $282 million ($635 million – 2012).

[3] Refer to approved loans that have not become effective as of 31 December 2013, pending borrowers' compliance with effectiveness conditions specified in the loan regulations and the loan agreements.

The accompanying notes are an integral part of these financial statements (OCR-9).

MATURITY OF EFFECTIVE LOANS AS OF 31 DECEMBER 2013

Twelve Months Ending 31 December	Amount	Five Years Ending 31 December	Amount
2014	$ 4,069	2023	20,259
2015	3,673	2028	16,394
2016	4,376	2033	12,583
2017	4,172	2038	4,752
2018	4,175	over 2038	505
		Total	**$ 74,958**

SUMMARY OF CURRENCIES RECEIVABLE ON LOANS OUTSTANDING

Currency	2013	2012	Currency	2013	2012
Yuan	$ 337	$ 259	New Zealand dollar	28	–
Euro	47	58	Pakistan rupee	–	0
Yen	2,323	3,401	Philippine peso	3	63
Indian rupee	112	138	Swiss franc	–	1
Rupiah	31	47	Baht	240	190
Tenge	144	148	US dollar	49,786	48,509
			Total	**$ 53,051**	**$ 52,814**

0 = less than $0.5 million.

ASIAN DEVELOPMENT BANK—ORDINARY CAPITAL RESOURCES
SUMMARY STATEMENT OF BORROWINGS
31 December 2013 and 2012
Expressed in Millions of US Dollars

	Borrowings Principal Outstanding[1]		Swap Arrangements[2] Payable (Receivable)[3]		Net Currency Obligation[3]		Average Cost (%) After Swaps
	2013	2012	2013	2012	2013	2012	
Australian dollar	$ 9,418	$ 10,969	$ (9,396)	$ (10,919)	$ 22	$ 50	
Brazilian real	1,248	1,082	(1,246)	(1,079)	2	3	
Canadian dollar	884	1,819	(899)	(1,838)	(15)	(19)	
Yuan	570	543	51	43	583	542	
			(38)	(44)			
Indian rupee	82	93	1	3	83	96	
			–	(0)			
Yen	2,383	3,273	3,166	2,601	3,268	3,059	
			(2,281)	(2,815)			
Ringgit	158	178	(159)	(177)	(1)	1	
Mexican peso	333	22	(374)	(22)	(41)	0	
New Zealand dollar	1,148	606	(1,146)	(603)	2	3	
Norwegian krone	419	528	(418)	(526)	1	2	
Pound sterling	2,648	1,695	(2,637)	(1,693)	11	2	
Singapore dollar	387	–	(387)	–	–	–	
South African rand	1,017	2,039	(1,015)	(2,034)	2	5	
Swiss franc	1,038	1,017	(550)	(580)	488	437	
Baht	33	36	(33)	(36)	–	(0)	
Turkish lira	2,527	3,248	(2,526)	(3,237)	1	11	
US dollar	37,322	37,614	24,123	22,526	57,228	56,325	
			(4,217)	(3,815)			
Subtotal	61,615	64,762	**$ 19**	**$ (4,245)**	**$ 61,634**	**$ 60,517**	0.64
Unamortized discounts/ premiums	15	18					
ASC 815 Adjustments							(0.13)
Total	**$ 61,630**	**$ 64,780**					**0.51**

0 = less than $0.5 million.

[1] Includes accrued interest and commission. Reported at fair value except for unswapped borrowings which are reported at principal amount net of unamortized discount/premium. The aggregate face amounts and discounted values of zero coupon and deep discount borrowings (in US dollar equivalents) are:

Currency	Aggregate Face Amount 2013	Aggregate Face Amount 2012	Discounted Value 2013	Discounted Value 2012
Australian dollar	$ 410	$ 1,005	$ 305	$ 860
Brazilian real	320	231	266	194
Canadian dollar	–	802	–	795
South African rand	816	1,203	728	1,032
Swiss franc	551	535	495	457
Turkish lira	1,526	1,980	1,360	1,626
Mexican peso	226	–	164	–
US dollar	3,920	4,121	2,432	2,688

MATURITY STRUCTURE OF BORROWINGS OUTSTANDING AS OF 31 DECEMBER 2013[4]

Twelve Months Ending 31 December	Amount	Five Years Ending 31 December	Amount
2014	$ 13,265	2023	5,302
2015	12,269	2028	2,377
2016	12,833	2033	297
2017	8,677	over 2033	–
2018	6,610	**Total**	**$ 61,630**

INTEREST RATE SWAP ARRANGEMENTS AS OF 31 DECEMBER 2013

	Notional Amount	Average Rate (%) Receive	Pay Floating[5]	Maturing Through[6]
Receive Fixed Swaps:				
Australian dollar[7]	$ 48	2.64	(0.14)	2027-2032
Yuan	288	3.52	3.87	2015-2020
Indian rupee	81	5.40	8.12	2014
US dollar	30,889	2.06	0.29	2014-2020
US dollar[8]	48	2.14	(0.17)	2016-2027
Receive Floating Swaps:				
Yen	48	4.12	(0.17)	2016-2032
US dollar	3,211	0.27	0.17	2014-2018
Total	**$ 34,613**			

[2] Include currency and interest rate swaps. At 31 December 2013, the remaining maturity of swap agreements range from less than one year to 20 years. Approximately 79.81% of the swap receivables and 81.12% of the payables are due before 1 January 2019.
[3] Adjusted by the cumulative effect of the adoption of ASC 815 effective 1 January 2001.
[4] Bonds with put and call options were considered maturing on the first put or call date.
[5] Represents average current floating rates, net of spread.
[6] Swaps with early termination date were considered maturing on the first termination date.
[7] Consists of dual currency swaps with interest receivable in Australian dollar and interest payable in yen.
[8] Consists of dual currency swaps with interest receivable in US dollar and interest payable in yen.

The accompanying notes are an integral part of these financial statements (OCR-9).

ASIAN DEVELOPMENT BANK—ORDINARY CAPITAL RESOURCES
STATEMENT OF SUBSCRIPTIONS TO CAPITAL STOCK AND VOTING POWER
31 December 2013
Expressed in Millions of US Dollars

	SUBSCRIBED CAPITAL					VOTING POWER	
	Number of	Percent	Par Value Of Shares[1]			Number of	Percent
MEMBERS	Shares	of Total	Total	Callable	Paid-in	Votes	of Total
REGIONAL							
Afghanistan	3,585	0.034	$ 55.2	$ 47.8	$ 7.4	43,032	0.326
Armenia	31,671	0.300	487.7	463.3	24.4	71,118	0.538
Australia	614,220	5.810	9,459.0	8,985.9	473.0	653,667	4.946
Azerbaijan	47,208	0.447	727.0	690.6	36.4	86,655	0.656
Bangladesh	108,384	1.025	1,669.1	1,585.6	83.5	147,831	1.119
Bhutan	660	0.006	10.2	9.5	0.6	40,107	0.303
Brunei Darussalam	37,386	0.354	575.7	546.9	28.8	76,833	0.581
Cambodia	5,250	0.050	80.9	74.1	6.7	44,697	0.338
China, People's Republic of	684,000	6.470	10,533.6	10,006.8	526.8	723,447	5.474
Cook Islands	282	0.003	4.3	4.1	0.2	39,729	0.301
Fiji	7,218	0.068	111.2	105.6	5.6	46,665	0.353
Georgia	36,243	0.343	558.1	530.2	28.0	75,690	0.573
Hong Kong, China	57,810	0.547	890.3	845.7	44.5	97,257	0.736
India	672,030	6.357	10,349.3	9,831.7	517.6	711,477	5.384
Indonesia	546,873	5.173	8,421.8	7,995.9	426.0	586,320	4.437
Japan	1,656,630	15.670	25,512.1	24,236.2	1,275.9	1,696,077	12.835
Kazakhstan	85,608	0.810	1,318.4	1,252.4	65.9	125,055	0.946
Kiribati	426	0.004	6.6	6.2	0.3	39,873	0.302
Korea, Republic of	534,738	5.058	8,235.0	7,823.2	411.8	574,185	4.345
Kyrgyz Republic	31,746	0.300	488.9	464.4	24.5	71,193	0.539
Lao People's Democratic Republic	1,476	0.014	22.7	21.3	1.4	40,923	0.310
Malaysia	289,050	2.734	4,451.4	4,228.7	222.6	328,497	2.486
Maldives	426	0.004	6.6	6.2	0.3	39,873	0.302
Marshall Islands	282	0.003	4.3	4.1	0.2	39,729	0.301
Micronesia, Federated States of	426	0.004	6.6	6.2	0.3	39,873	0.302
Mongolia	1,596	0.015	24.6	23.3	1.2	41,043	0.311
Myanmar	57,810	0.547	890.3	845.7	44.5	97,257	0.736
Nauru	426	0.004	6.6	6.2	0.3	39,873	0.302
Nepal	15,606	0.148	240.3	228.3	12.0	55,053	0.417
New Zealand	163,020	1.542	2,510.5	2,385.0	125.5	202,467	1.532
Pakistan	231,240	2.187	3,561.1	3,383.0	178.1	270,687	2.048
Palau	342	0.003	5.3	5.0	0.3	39,789	0.301
Papua New Guinea	9,960	0.094	153.4	145.7	7.7	49,407	0.374
Philippines	252,912	2.392	3,894.8	3,700.1	194.8	292,359	2.212
Samoa	348	0.003	5.4	5.0	0.3	39,795	0.301
Singapore	36,120	0.342	556.2	528.4	27.8	75,567	0.572
Solomon Islands	708	0.007	10.9	10.4	0.5	40,155	0.304
Sri Lanka	61,560	0.582	948.0	900.6	47.4	101,007	0.764
Taipei,China	115,620	1.094	1,780.5	1,691.5	89.0	155,067	1.173
Tajikistan	30,402	0.288	468.2	444.7	23.5	69,849	0.529
Thailand	144,522	1.367	2,225.6	2,114.3	111.3	183,969	1.392
Timor-Leste	1,050	0.010	16.2	15.4	0.8	40,497	0.306
Tonga	426	0.004	6.6	6.2	0.3	39,873	0.302
Turkmenistan	26,874	0.254	413.9	393.1	20.7	66,321	0.502
Tuvalu	150	0.001	2.3	2.2	0.1	39,597	0.300
Uzbekistan	71,502	0.676	1,101.1	1,046.1	55.1	110,949	0.840
Vanuatu	708	0.007	10.9	10.4	0.5	40,155	0.304
Viet Nam	36,228	0.343	557.9	521.7	36.2	75,675	0.573
Total Regional (Forward)	**6,712,758**	**63.496**	**103,376.5**	**98,185.4**	**5,191.1**	**8,606,214**	**65.125**

MEMBERS	SUBSCRIBED CAPITAL					VOTING POWER	
	Number of Shares	Percent of Total	Par Value Of Shares[1]			Number of Votes	Percent of Total
			Total	Callable	Paid-in		
Total Regional (Forward)	**6,712,758**	**63.496**	**103,376.5**	**98,185.4**	**5,191.1**	**8,606,214**	**65.125**
NONREGIONAL							
Austria	36,120	0.342	556.2	528.4	27.8	75,567	0.572
Belgium	36,120	0.342	556.2	528.4	27.8	75,567	0.572
Canada	555,258	5.252	8,551.0	8,123.3	427.6	594,705	4.500
Denmark	36,120	0.342	556.2	528.4	27.8	75,567	0.572
Finland	36,120	0.342	556.2	528.4	27.8	75,567	0.572
France	247,068	2.337	3,804.8	3,614.6	190.3	286,515	2.168
Germany	459,204	4.344	7,071.7	6,718.1	353.7	498,651	3.773
Ireland	36,120	0.342	556.2	528.4	27.9	75,567	0.572
Italy	191,850	1.815	2,954.5	2,806.7	147.8	231,297	1.750
Luxembourg	36,120	0.342	556.2	528.4	27.9	75,567	0.572
The Netherlands	108,882	1.030	1,676.8	1,592.9	83.9	148,329	1.122
Norway	36,120	0.342	556.2	528.4	27.8	75,567	0.572
Portugal	12,040	0.114	185.4	172.4	13.0	51,487	0.390
Spain	36,120	0.342	556.2	528.4	27.8	75,567	0.572
Sweden	36,120	0.342	556.2	528.4	27.8	75,567	0.572
Switzerland	61,950	0.586	954.0	906.3	47.7	101,397	0.767
Turkey	36,120	0.342	556.2	528.4	27.8	75,567	0.572
United Kingdom	216,786	2.051	3,338.5	3,171.6	167.0	256,233	1.939
United States	1,645,007	15.560	25,333.1	24,064.4	1,268.7	1,684,454	12.747
Total Nonregional	**3,859,245**	**36.504**	**59,432.4**	**56,454.5**	**2,977.9**	**4,608,738**	**34.875**
TOTAL	**10,572,003**	**100.000**	**162,808.8**	**154,639.9**	**8,168.9**	**13,214,952**	**100.000**

Note: Numbers may not sum precisely because of rounding.

[1] The authorized capital stock of the ADB has a par value of $10,000 in terms of US dollars of the weight and fineness in effect on 31 January 1966. Pending ADB's selection of the appropriate successor to the 1966 dollar, the par value of each share is SDR 10,000 for financial reporting purposes. Exchange rate at 31 December 2013 was $1.54000. (Notes B and L)

The accompanying notes are an integral part of these financial statements (OCR-9).

ASIAN DEVELOPMENT BANK—ORDINARY CAPITAL RESOURCES
NOTES TO FINANCIAL STATEMENTS
31 December 2013 and 2012

NOTE A—NATURE OF OPERATIONS AND LIMITATIONS ON LOANS, GUARANTEES AND EQUITY INVESTMENTS

Nature of Operations

The Asian Development Bank (ADB), a multilateral development financial institution, was established in 1966 with its headquarters in Manila, Philippines. ADB and its operations are governed by the Agreement Establishing the Asian Development Bank (the Charter). Its purpose is to foster economic development and co-operation in Asia and the Pacific region and to contribute to the acceleration of the process of economic development of the developing member countries (DMCs) in the region, collectively and individually. Since 1999, ADB's corporate vision and mission has been to help DMCs reduce poverty in the region. This was reaffirmed under the long-term strategic framework for 2008-2020 (Strategy 2020). Under Strategy 2020, ADB's corporate vision continues to be "An Asia and Pacific Free of Poverty" and its mission has been to help its DMCs reduce poverty and improve living conditions and quality of life. ADB has been pursuing its mission and vision by focusing on three complementary strategic agendas: inclusive growth, environmentally sustainable growth, and regional integration.

ADB conducts its operations through the ordinary capital resources (OCR) and Special Funds (See Note R). Mobilizing financial resources, including cofinancing, is another integral part of ADB's operational activities, where ADB, alone or jointly, administers on behalf of donors funds provided for specific uses.

ADB's OCR operations comprise loans, equity investments, and guarantees. ADB finances its ordinary operations through borrowings, paid-in capital, and reserves.

ADB is immune from taxation pursuant to Chapter VIII, Article 56, *Exemption from Taxation*, of the Charter.

Limitations on Loans, Guarantees, and Equity Investments

Article 12, paragraph 1 of the Charter provides that the total amount outstanding of loans, equity investments, and guarantees made by ADB shall not exceed the total of ADB's unimpaired subscribed capital, reserves, and surplus, exclusive of the special reserve. ADB's policy on lending limitations limits the total amount of disbursed loans, approved equity investments, and the maximum amount that could be demanded from ADB under its guarantee portfolio, to the total amount of ADB's unimpaired subscribed capital, reserves and surplus exclusive of the special reserve. At 31 December 2013, the total of such loans, equity investments, and guarantees aggregated approximately 31.1% (31.0% – 2012) of the total subscribed capital, reserves, and surplus exclusive of the special reserve.

Article 12, paragraph 3 of the Charter provides that equity investments shall not exceed 10% of the unimpaired paid-in capital actually paid up at any given time together with reserves and surplus, exclusive of the special reserve. At 31 December 2013, such equity investments represented approximately 8.1% (8.4% – 2012) of the paid-in capital, reserves, and surplus, as defined.

NOTE B—SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Presentation of the Financial Statements

The financial statements of OCR are prepared in accordance with accounting principles generally accepted in the United States of America (US GAAP).

continued

Functional Currencies and Reporting Currency

The currencies of members are all functional currencies of ADB as these are the currencies of the primary economic environment in which OCR generates and expends cash. The reporting currency is the US dollar.

Translation of Currencies

ADB adopts the use of daily exchange rates for accounting and financial reporting purposes. This allows transactions in currencies other than the US dollar to be translated to the reporting currency using exchange rates applicable at the time of transactions. At the end of each accounting month, translations of assets, liabilities, capital, and reserves denominated in non-US dollar currencies are adjusted using the applicable rates of exchange at the end of the reporting period. These translation adjustments, other than those relating to the non-functional currencies (Note N) and to the maintenance of special drawing right (SDR) capital values (Notes L and M), are charged or credited to Accumulated translation adjustments and reported in CAPITAL AND RESERVES as part of Accumulated other comprehensive loss.

Valuation of Capital Stock

The authorized capital stock of ADB is defined in Article 4, paragraph 1 of the Charter "in terms of US dollars of the weight and fineness in effect on 31 January 1966" (1966 dollar) and the value of each share is defined as 10,000 1966 dollars. The capital stock had historically been translated into the current US dollar (ADB's unit of account) on the basis of its par value in terms of gold. From 1973 until 31 March 1978, the rate arrived at on this basis was $1.20635 per 1966 dollar. Since 1 April 1978, at which time the Second Amendment to the Articles of Agreement of the International Monetary Fund (IMF) came into effect, currencies no longer have par values in terms of gold. Pending ADB's selection of the appropriate successor to the 1966 dollar, the capital stock has been valued for purposes of these financial statements in terms of the SDR at the value in US dollars as determined by the IMF, with each share valued at SDR10,000.

As of 31 December 2013, the value of the SDR in terms of the US dollar was $1.54000 ($1.53692– 2012) giving a value for each share of ADB's capital equivalent to $15,400.00 ($15,369.20– 2012).

Derivative Financial Instruments

ADB reports all derivative transactions in accordance with Accounting Standards Codification (ASC) 815, "Derivatives and Hedging." In applying ASC 815, ADB has elected not to define any qualifying hedging relationships. Rather, all derivative instruments, as defined by ASC 815, have been marked to fair value, and all changes in fair value have been recognized in net income. ADB has elected not to define any qualifying hedging relationships, not because economic hedges do not exist, but rather because the application of ASC 815 hedging criteria does not make fully evident ADB's risk management strategies. ADB records derivatives in the Balance Sheet as either assets or liabilities measured at fair value, consistent with the legal rights and way the instruments are settled. Individual interest rate swaps under the Master Agreement of the International Swaps and Derivatives Association (ISDA), absent of local market constraints, are recorded on a net basis, while all other swaps, including cross currency and foreign exchange swaps, are recorded on a gross basis.

Investments

All investment securities and negotiable certificates of deposit held by ADB are considered by management to be Available for Sale and are reported at fair value. Unrealized gains and losses are reported in CAPITAL AND RESERVES as part of Accumulated other comprehensive loss. Realized gains and losses are measured by the difference between amortized cost and the net proceeds of sales and are reported in the Statement of Income and Expenses under NET REALIZED GAINS From investments.

continued

Interest income on investment securities and time deposits is recognized as earned and reported, net of amortization of premiums and discounts.

Unrealized losses on investment securities are assessed to determine whether the impairment is deemed to be other than temporary. If the impairment is deemed to be other than temporary, the investment is written down to the impaired value, which becomes the new cost basis of the investment. Impairment losses are not reversed for subsequent recoveries in the value of the investment, until it is sold.

Securities Transferred Under Repurchase Agreements and Securities Purchased Under Resale Arrangements

ADB accounts for transfers of financial assets in accordance with ASC 860, "Transfers and Servicing." Transfers are accounted for as sales when control over the transferred assets has been relinquished. Otherwise the transfers are accounted for as repurchase/resale agreements and collateralized financing arrangements. Under repurchase agreements, securities transferred are recorded as assets and reported at estimated fair value and cash collateral received is recorded as liabilities and restricted cash. ADB monitors the fair value of the securities transferred under repurchase agreements and the collateral. Under resale arrangements, securities purchased are recorded as assets and are not re-pledged.

Loans

ADB's loans are made to or guaranteed by members, with the exception of nonsovereign loans, and have loan terms ranging between 5 and 32 years. Loan interest income and loan commitment fees are recognized on accrual basis. In line with ADB's principle of cost pass-through pricing, the funding cost margin is passed to LIBOR-based loan borrowers as a surcharge or rebate.

It is the policy of ADB to place loans in non-accrual status for which principal, interest, or other charges are overdue by six months. Interest and other charges on non-accruing loans are included in income only to the extent that payments have been received by ADB. Accordingly, loans are reinstated to accrual status when all the principal, interest and other charges due on the loan have been paid. ADB maintains a position of not taking part in debt rescheduling agreements with respect to sovereign loans. In the case of nonsovereign loans, ADB may agree to debt rescheduling only after alternative courses of action have been exhausted.

ADB's periodic evaluation of the adequacy of the allowance for loan losses is based on its past loan loss experience, known and inherent risks in existing loans, and adverse situations that may affect a borrower's ability to repay.

For sovereign loans, ADB determines that a loan is impaired and therefore subject to provisioning when principal or interest is in arrears for more than one year. Specific provision for sovereign loan losses is written-back when the borrower's arrears have been fully settled and the borrower has re-established regular loan service payments. The nonsovereign loans are individually reviewed and subject to provisioning when the loan is considered impaired. The impairment is determined based on the difference between the loan carrying value and the present value of expected future cash flows discounted at the loan's effective interest rate. In addition, ADB provides collective provisions for nonsovereign loans based on the credit risk ratings and probability of default and assumed loss given default.

ADB establishes loan loss reserves for both sovereign and nonsovereign credit exposures to be used as a basis for capital adequacy against expected losses in loans and guarantees. The amount of expected loss pertaining to credit exposures that is not impaired or subject to collective provision is recorded as loss reserve in the CAPITAL AND RESERVES of the balance sheet. Any adjustment to loan loss reserve following this methodology is subject to the approval of the Board of Governors.

continued

From 2000 to 2003, ADB levied front-end fees on all new sovereign loans. These fees are deferred and amortized over the life of the loans after offsetting deferred direct loan origination costs. Front-end fees were waived on sovereign loans approved from 2004 and were eliminated for sovereign loans negotiated on or after 1 October 2007. Since 1988, ADB has charged front-end fees for nonsovereign loans.

ADB levies a commitment charge on the undisbursed balance of effective loans. Unless otherwise provided by the loan agreement, the charges take effect commencing on the 60th day after the loan signing date and are credited to loan income.

Guarantees

ADB provides guarantees under its sovereign and nonsovereign operations. Guarantees are regarded as outstanding when the underlying financial obligation of the borrower is incurred. ADB would be required to perform under its guarantees if the payments guaranteed were not made by the debtor, and the guaranteed party called the guarantee by demanding payments from ADB in accordance with the term of the guarantee.

For guarantees issued and modified on or after 1 January 2003, ADB recognizes at the inception of a guarantee, a liability for the stand-by obligation to perform on guarantees. A front-end fee on guarantees received is deferred and amortized over the term of the guarantee contract. ADB records a contingent liability for the probable losses related to guarantees outstanding. This provision, as well as the unamortized balance of the deferred guarantee fee income, and the unamortized balance of the obligation to stand ready, are included in ACCOUNTS PAYABLE AND OTHER LIABILITIES - Miscellaneous on the Balance Sheet.

Collateral

ADB requires collateral from individual swap counterparties in the form of approved liquid securities or cash to mitigate its credit exposure to these counterparties. ADB records the restricted cash in OTHER ASSETS with a corresponding obligation to return the cash in ACCOUNTS PAYABLE AND OTHER LIABILITIES. Collateral received in the form of liquid securities is disclosed in Note I and not recorded on OCR's Balance Sheet.

Equity Investments

Investments in equity securities with readily determinable market price are considered "Available for Sale" and are reported at fair value, with unrealized gains and losses reported in CAPITAL AND RESERVES as part of Accumulated other comprehensive loss. ADB reports equity investments with associated derivatives at fair value, with changes in fair value reported in net income as part of NET UNREALIZED GAINS (LOSSES).

ADB applies the equity method of accounting to investments where it has the ability to exercise significant influence such as in limited liability partnerships (LLPs) and certain limited liability companies (LLCs) that maintain a specific ownership account for each investor in accordance with ASC 323-30, "Partnerships, Joint Ventures, and Limited Liability Entities" and direct equity investment that fall under purview of ASC 323, "Investments—Equity Method and Joint Ventures."

Investments in equity securities without readily determinable fair values are reported at cost or at written down value. ADB has determined that it is not practicable to estimate the fair value of equity investments reported at cost or written down. These investments are assessed each quarter to reflect the amount that can be realized using valuation techniques appropriate to the market and industry of each investment. When impairment is identified and is deemed to be other than temporary, the equity investment is written down to the impaired value, which becomes the new cost basis of the equity investments. Impairment losses are not reversed for subsequent recoveries in the value of the equity investments.

continued

Variable Interest Entities

ADB complies with ASC 810, "Consolidated Financial Statements." ASC 810 requires an entity to consolidate and provide disclosures for any Variable Interest Entity (VIE) for which it is the primary beneficiary. On 1 January 2010, ASC 810 was amended to define the primary beneficiary as the entity that both has the (i) power to direct the activities that most significantly impact the economic performance of the VIE and the (ii) obligation to absorb losses or the right to receive benefits that could potentially be significant to the VIE. Prior to this amendment, the standard required the entity that would absorb the majority of VIE's expected losses or receive a majority of expected residual return to be deemed as the primary beneficiary of the VIE. Variable interests can arise from equity investments, loans, and guarantees. ADB is required to disclose information about its involvement in VIEs where ADB holds variable interest (see Note S).

Property, Furniture, and Equipment

Property, furniture, and equipment are stated at cost and, except for land, depreciated over estimated useful lives on a straight-line basis. Maintenance, repairs, and minor betterments are charged to expense. Land is stated at cost and is not amortized.

Borrowings

Borrowings are used as a source to provide funds for ADB's operations. ADB diversifies its funding sources across markets, instruments, and maturities. In conjunction, ADB uses currency and interest rate swaps for asset and liability management.

ADB reports all borrowings that have associated derivative instruments at fair value (FV). Changes in FV are reported in net income. Legacy borrowings that do not have associated swaps continue to be reported at amortized cost. Amortization of discounts and premiums and issuance costs associated with new borrowings are deferred and amortized over the period during which the borrowing is outstanding.

Fair Value of Financial Instruments

ASC 820, "Fair Value Measurement" defines fair value as the price that would be received to sell an asset or paid to transfer a liability at measurement date in an orderly transaction among willing participants with an assumption that the transaction takes place in the entity's principal market, or in the absence of principal market, in the most advantageous market for the asset or liability. The most advantageous market is the market where the sale of the asset or transfer of liability would maximize the amount received for the asset or minimize the amount paid to transfer the liability. The fair value measurement is not adjusted for transaction cost.

The Fair Value Option

ADB has adopted the Fair Value Option subsections of ASC 825, "Financial Instruments" (ASC 825 or the Fair Value Option). ASC 825 permits the measurement of eligible financial assets, financial liabilities and firm commitments at fair value on an instrument-by-instrument basis, that are not otherwise permitted to be accounted for at fair value under other accounting standards. The election to use the Fair Value Option is available when an entity first recognizes a financial asset or liability or upon entering into a firm commitment.

In adopting ASC 825, ADB elected to fair value all borrowings with associated derivative instruments. This election allows ADB to apply a consistent accounting treatment between borrowings and their related swaps. ADB continues to report its loans and borrowings that are not swapped at amortized cost and reports most of its investments (except time deposits that are recorded at cost) at fair value.

continued

Fair Value Hierarchy

ASC 820 establishes a fair value hierarchy that gives the highest priority to quoted prices in active markets for identical assets or liabilities (Level 1), next priority to observable market inputs or market corroborated data (Level 2), and the lowest priority to unobservable inputs without market corroborated data (Level 3).

The fair values of ADB's financial assets and liabilities are categorized as follows:

Level 1: fair values are based on unadjusted quoted prices for identical assets or liabilities in active markets.
Level 2: fair values are based on quoted prices for similar assets or liabilities in active markets or markets that are not active; or valuation models for which significant inputs are obtained from market-based data that are observable.
Level 3: fair values are based on prices or valuation models for which significant inputs to the model are unobservable.

Inter-level transfers from one year to another may occur due to changes in market activities affecting the availability of quoted market prices or observable market data.

ADB's policy is to recognize transfers in and transfers out of levels as of the end of the reporting period in which they occur.

Accounting Estimates

The preparation of the financial statements in conformity with US GAAP requires management to make reasonable estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent liabilities at the end of the year and the reported amounts of revenues and expenses during the year. The actual results could differ from those estimates. Judgments have been used in the valuation of certain financial instruments, the determination of the adequacy of the accumulated provisions for losses on loans and other exposures (irrevocable commitments and guarantees), the determination of net periodic cost from pension and other postretirement benefits plans, and the present value of benefit obligations.

Accounting and Reporting Developments

In December 2011, the Financial Accounting Standards Board (FASB) issued Accounting Standards Update (ASU) 2011-11, *"Balance Sheet (Topic 210) – Disclosures about Offsetting Assets and Liabilities,"* to provide enhanced disclosures that will enable users of the financial statements to evaluate the effect or potential effect of netting arrangements on an entity's financial position. Subsequently, FASB issued ASU 2013-01 in January 2013 to clarify the scope of ASU 2011-11. The update is applicable for ADB's derivative instruments and securities transferred under repurchase agreements which are subject to an enforceable master netting agreement. ADB does not offset its recognized receivable from and payable for swaps for multiple transactions with the same counterparty under the master netting agreement and reports the gross amounts for the receivable from and payable for swaps and securities transferred under repurchase agreements and related payable under securities repurchase agreements at their gross amounts. See Notes E and I for the required disclosures.

In February 2013, the FASB issued ASU 2013-02, *"Comprehensive Income (Topic 220) – Reporting of Amounts Reclassified Out of Accumulated Other Comprehensive Income,"* to improve the reporting of reclassifications out of accumulated other comprehensive income. The amendments are effective from quarter ended 31 March 2013 for ADB. See OCR-3 and Note M for the required disclosures.

continued

In February 2013, the FASB issued ASU 2013-04, *"Liabilities (Topic 405) – Obligations Resulting from Joint and Several Liability Arrangements for Which the Total Amount of the Obligation is Fixed at the Reporting Date,"* to provide guidance for the recognition, measurement, and disclosure of obligations resulting from joint and several liability arrangements for which the total amount of the obligation within the scope of this Update is fixed at the reporting date. The amendments are effective for fiscal years beginning after 15 December 2013 and the ASU is not expected to impact OCR's financial statements.

In March 2013, the FASB issued ASU 2013-05, *"Foreign Currency Matters (Topic 830) – Parent's Accounting for the Cumulative Translation Adjustment upon Derecognition of Certain Subsidiaries or Groups of Assets within a Foreign Entity or of an Investment in a Foreign Entity,"* to provide guidance on whether to release cumulative translation adjustments on certain derecognition events. An entity is required to apply the amendments prospectively for fiscal years beginning after 15 December 2013. ADB is currently assessing the impact of this update on OCR's financial statements.

In April 2013, the FASB issued ASU 2013-07, *"Presentation of Financial Statements (Topic 205) – Liquidation Basis of Accounting,"* to require an entity to prepare its financial statements using the liquidation basis of accounting when liquidation is imminent. The amendments are effective for entities that determine liquidation is imminent during annual reporting periods beginning after 15 December 2013, and interim reporting periods therein. This ASU is not expected to impact OCR's financial statements.

In December 2013, the FASB issued ASU 2013-12 *"Definition of a Public Business Entity - An Addition to the Master Glossary"* to define *public business entity* in the Master Glossary of the FASB Accounting Standards Codification. The amendment does not affect existing requirements. There is no actual effective date for the amendment. However, the new definition will be applied to all new Accounting Standards Updates issued in 2014 and onwards that will use the term *public business entity*. ADB is assessing the impact of this update on OCR's financial statements.

Statement of Cash Flows

For the purposes of the Statement of Cash Flows, ADB considers that its cash and cash equivalents are limited to DUE FROM BANKS, which consist of cash on hand and current accounts in banks used for (i) operational disbursements, (ii) receipt of funds from encashment of member countries' promissory notes, and (iii) clearing accounts.

NOTE C—RESTRICTIONS ON USE OF CURRENCIES OF MEMBERS

In accordance with Article 24, paragraph 2(i) of the Charter, the use by ADB or by any recipient from ADB of certain currencies may be restricted by members to payments for goods or services produced and intended for use in their territories. With respect to the currencies of 42 DMCs for 2013 (42 – 2012), cash in banks (due from banks) totaling $97 million ($72 million – 2012) may be, but are not currently so restricted.

In accordance with Article 24, paragraphs 2(i) and (ii) of the Charter, no member (nil – 2012) has restricted the use by ADB or by any recipient from ADB of its currency to payments for goods or services produced in its territory.

continued

NOTE D—INVESTMENTS

The main investment management objective is to maintain security and liquidity. Subject to these parameters, ADB seeks the highest possible return on its investments. Investments are governed by the Investment Authority approved by the Board of Directors.

ADB may purchase and sell exchange traded option contracts, and enter into currency and interest rate swaps, and forward rate agreements. Exposure to interest rate risk may be adjusted within defined bands to reflect changing market conditions. These adjustments are made through the purchase and sale of securities.

Included in Other securities as of 31 December 2013 were corporate obligations and debt securities amounting to $640 million ($770 million – 2012).

ADB may engage in securities lending of government or government-guaranteed obligations and corporate obligations, for which ADB receives a guarantee from the securities custodian and a fee. Transfers of securities by ADB to counterparties are not accounted for as sales as the accounting criteria for the treatment of a sale have not been met. These securities must be available to meet ADB's obligation to counterparties. Included in Investments as of 31 December 2013 were securities transferred under securities lending arrangements of government or government-guaranteed obligations totaling $45 million ($92 million – 2012).

The currency composition of the investment portfolio as of 31 December 2013 and 2012 expressed in US dollars was as follows:

($ million)

Currency	2013	2012
US dollar	$ 13,039	$ 11,243
Yen	7,073	7,935
Won	854	991
Euro	789	785
Australian dollar	645	803
Canadian dollar	402	421
Ringgit	386	282
Swiss franc	341	346
New Zealand dollar	301	348
Others	622	624
Total	**$ 24,452**	**$ 23,778**

continued

The estimated fair value and amortized cost of the investments by contractual maturity at 31 December 2013 and 2012 were as follows:

($ million)

	2013		2012	
	Estimated Fair Value	Amortized Cost	Estimated Fair Value	Amortized Cost
Due in one year or less	$ 12,954	$ 12,934	$ 10,044	$ 10,026
Due after one year through five years	10,523	10,406	12,269	11,964
Due after five years through ten years	962	968	1,352	1,320
Due after ten years through fifteen years	13	9	113	94
Total	**$ 24,452**	**$ 24,317**	**$ 23,778**	**$ 23,404**

Additional information relating to investments in government or government-guaranteed obligations and other securities classified as available for sale are as follows:

($ million)

	2013	2012
As of 31 December		
Amortized cost	$ 20,687	$ 22,092
Estimated fair value	20,822	22,467
Gross unrealized gains	206	382
Gross unrealized losses	(71)	(7)
For the years ended 31 December:		
Change in net unrealized gains from prior year	(240)	1
Proceeds from sales	1,399	774
Gross gain on sales	13	27
Gross loss on sales	(1)	(0)

0 = less than $0.5 million

continued

The table below provides a listing of investments that sustained unrealized losses as of 31 December 2013. Three government or government-guaranteed obligations (six – 2012), no debt security (one – 2012), and 16 corporate obligations (nil – 2012) sustained unrealized losses for over one year, representing 0.44% (2.59% – 2012) of the total investments. Comparative details for 2013 and 2012 are as follows:

($ million)

For the year 2013	One year or less		Over one year		Total	
	Fair Value	**Unrealized Losses**	**Fair Value**	**Unrealized Losses**	**Fair Value**	**Unrealized Losses**
Government or government-guaranteed obligations	$ 6,632	$ 63	$ 94	$ 5	$ 6,726	$ 67
Other securities						
Corporate obligations	255	4	13	0	268	4
Debt security	–	–	–	–	–	–
Total	**$ 6,887**	**$ 67**	**$ 107**	**$ 5**	**$ 6,994**	**$ 71**

0 = less than $0.5 million

($ million)

For the year 2012	One year or less		Over one year		Total	
	Fair Value	**Unrealized Losses**	**Fair Value**	**Unrealized Losses**	**Fair Value**	**Unrealized Losses**
Government or government-guaranteed obligations	$ 6,081	$ 2	$ 610	$ 5	$ 6,691	$ 7
Other securities						
Corporate obligations	50	0	–	–	50	0
Debt security	–	–	5	0	5	0
Total	**$ 6,131**	**$ 2**	**$ 615**	**$ 5**	**$ 6,746**	**$ 7**

0 = less than $0.5 million

continued

Fair Value Disclosure

The fair value of INVESTMENTS and related financial assets as of 31 December 2013 and 2012 was as follows:

($ million)

		Fair Value Measurements		
	31 December 2013	Level 1	Level 2	Level 3
Investments				
Government or government-guaranteed obligations	$ 20,182	$ 17,877	$ 2,305	$ –
Time deposits	3,630	–	3,630	–
Other securities	640	630	10	–
Securities transferred under repurchase agreements	592	592	–	–
Securities purchased under resale arrangements	306	–	306	–
Total at fair value	**$ 25,350**	**$ 19,099**	**$ 6,251**	**$ –**

($ million)

		Fair Value Measurements		
	31 December 2012	Level 1	Level 2	Level 3
Investments				
Government or government-guaranteed obligations	$ 21,697	$ 18,896	$ 2,700	$ 101
Time deposits	1,311	–	1,311	–
Other securities	770	616	150	4
Securities transferred under repurchase agreements	348	348	–	–
Securities purchased under resale arrangements	334	–	334	–
Total at fair value	**$ 24,460**	**$ 19,860**	**$ 4,495**	**$ 105**

If available, active market quotes are used to assign fair values to investment securities and related financial assets. These include most government or government-guaranteed obligations, corporate obligations, and other debt securities. Investments and related financial assets where active market quotes are not available are categorized as Level 2 or Level 3, and valuation is provided by independent valuation services, custodians, and asset managers, or based on discounted cash flow model using market observable inputs, such as interest rates, foreign exchange rates, basis spreads, cross currency rates, and volatilities, and unobservable inputs, such as option adjusted spreads. Time deposits are reported at cost, which approximates fair value.

OCR's INVESTMENTS are governed by the Investment Authority approved by the Board of Directors. The asset and liability management committee and risk committee are involved in overseeing the activities and performance of the investment portfolio. ADB maintains documented processes and internal controls to value the investment securities and financial assets. The data management unit in the treasury department is responsible for providing the valuation in accordance with the business process. In instances where ADB relies primarily on prices from third party pricing information, there are procedures in place to validate the appropriateness of those values in determining the hierarchy levels. This involves evaluating the nature of prices provided by third party pricing sources to determine if they are indicative or binding prices.

continued

Investments categorized as Level 3 include securities with fair values derived using a discounted cash flow model with significant unobservable inputs, or provided by independent pricing providers. The significant unobservable inputs include option adjusted spread, which is derived from a similar security issued by the same issuer. The option adjusted spread is used to adjust the discount rates, and a significant increase (decrease) in the spread will generally decrease (increase) the fair value of the security. The following table provides quantitative information about the significant unobservable inputs used as of 31 December 2012. There were no investments categorized as Level 3 as of 31 December 2013.

31 December 2012	Valuation Technique	Unobservable Inputs	Range (Weighted Average)
Investments			
Government or government-guaranteed obligations and other debt securities	Discounted cash flows	Option adjusted spread	0.07% to 0.09% (0.08%)

The table below provides the details of transfers between Levels 1 and 2 for the years ended 31 December 2013 and 2012:

($ million)

	2013		2012	
	Level 1	Level 2	Level 1	Level 2
Investments				
Government or government-guaranteed obligations				
Transfers into (out of)	$ 44	$ (44)	$ 101	$ (101)
Transfers (out of) into	–	–	(27)	27
Corporate obligations				
Transfers into (out of)	12	(12)	20	(20)
Transfers (out of) into	–	–	(14)	14
	$ 56	**$ (56)**	**$ 80**	**$ (80)**

The inter-level transfers are attributed to the availability of market quotes.

OCR-9

continued

The following tables present the changes in the carrying amounts of ADB's Level 3 investments for the years ended 31 December 2013 and 2012:

($ million)

	Investments	
	Government or gov't.-guaranteed obligations	Corporate obligations
Balance, 1 January 2013	$ 101	$ 4
Total gains (losses) - (realized/unrealized)		
Included in earnings[a]	–	–
Included in other comprehensive income (OCR-3)		
Currency translation adjustments	–	–
Unrealized investment holding losses	(1)	–
Purchases	–	–
Sales/Maturities	(100)	–
Settlement and others	–	–
Transfers into Level 3	–	–
Transfers out of Level 3	–	(4)
Balance, 31 December 2013	$ –	$ –
The amount of total gains (losses) for the period recognized in other comprehensive income attributable to the change in net unrealized gains or losses[b] relating to assets/liabilities still held at the reporting date	$ –	$ –

[a] Included in income from Investments (OCR-2).
[b] Included in unrealized investment holding gains (losses) for the period (Note M).

($ million)

	Investments	
	Government or gov't.-guaranteed obligations	Corporate obligations
Balance, 1 January 2012	$ 203	$ 5
Total gains (losses) - (realized/unrealized)		
Included in earnings[a]	–	0
Included in other comprehensive income (OCR-3)		
Currency translation adjustments	0	–
Unrealized investment holding losses	(0)	0
Purchases	–	4
Sales/Maturities	(8)	(5)
Settlement and others	–	–
Transfers into Level 3	–	–
Transfers out of Level 3	(94)	–
Balance, 31 December 2012	$ 101	$ 4
The amount of total gains (losses) for the period recognized in other comprehensive income attributable to the change in net unrealized gains or losses[b] relating to assets/liabilities still held at the reporting date	$ (0)	$ 0

[a] Included in income from Investments (OCR-2).
[b] Included in unrealized investment holding gains (losses) for the period (Note M).
0 = less than $0.5 million

continued

There was one corporate obligation transferred out of Level 3 for the year ended 31 December 2013 (nil – 2012). Transfers out of Level 3 in 2012 were attributed to the availability of observable inputs. Investment securities classified under Level 3 consist of government or government-guaranteed obligations with a credit quality rating equivalent to Standard and Poor's AAA and corporate obligations with a credit quality rating equivalent to Standard and Poor's AA.

NOTE E—SECURITIES TRANSFERRED UNDER REPURCHASE AGREEMENTS

ADB has entered into Global Master Repurchase Agreements with counterparties in which ADB agrees to transfer securities under repurchase agreements. The agreements provide for the right of a party to terminate if any of the various events of default and termination events specified occur and includes provisions to offset the sum due from one party against the sum due from the other.

The gross amounts of PAYABLE UNDER SECURITIES REPURCHASE AGREEMENTS subject to enforceable master netting agreements presented in the balance sheet as of 31 December 2013 and 2012 are summarized below. (See Note I for Derivative Instruments.)

($ million)

	As of 31 December 2013				As of 31 December 2012			
	(a)	(b)		(c) = (a) - (b)	(a)	(b)		(c) = (a) - (b)
	Gross amount of liabilities presented in the balance sheet	Gross amounts not offset in the balance sheet			Gross amount of liabilities presented in the balance sheet	Gross amounts not offset in the balance sheet		
		Financial instruments	Collateral pledged	Net amount		Financial instruments	Collateral pledged	Net amount
Payable under securities repurchase agreements	$ 602	$ 592	$ –	$ 10	$ 350	$ 348	$ –	$ 2
Total	$ 602	$ 592	$ –	$ 10	$ 350	$ 348	$ –	$ 2

NOTE F—LOANS

Loans

The carrying amount and estimated fair value of loans outstanding at 31 December 2013 and 2012 were as follows:

($ million)

	2013		2012	
	Carrying Value	Estimated Fair Value	Carrying Value	Estimated Fair Value
Fixed rate multicurrency loans	$ –	$ –	$ 5	$ 6
Pool-based single currency loans (yen)	743	744	1,301	1,305
Pool-based single currency loans (US$)	3,453	4,009	4,394	5,272
LIBOR-based loans [a]	48,031	48,259	46,304	46,639
Local currency loans	861	858	833	860
Total	**$ 53,088**	**$ 53,870**	**$ 52,837**	**$ 54,082**

[a] This includes market-based loans and Countercyclical Support Facility loans.

Prior to 1 July 1986, the lending rate of ADB was based on a multicurrency fixed lending rate system under which loans carried interest rates fixed at the time of loan approval for the entire life of the loans. Effective 1 July 1986, ADB adopted a multicurrency pool-based variable lending rate system. In July 1992, ADB introduced a US dollar pool-based variable lending rate system, and in November 1994, a market-based lending rate system was made available to sovereign and nonsovereign borrowers. The outstanding balances of pool-based multicurrency loans were subsequently transformed into pool-based single currency loans in yen, effective 1 January 2004.

OCR-9

continued

ADB introduced LIBOR-based loans (LBLs) in the following currencies – US dollar, euro, and yen on 1 July 2001. The LBL lending facility offers borrowers (i) choice of currency and interest rate basis; (ii) flexibility to change the original loan terms (currency and interest rate basis) at any time during the life of the loan; and (iii) options to cap or collar the floating lending rate at any time during the life of the loan. With the introduction of LBLs, prior loan windows are no longer offered to borrowers. ADB enhanced the LBL lending facility to sovereign LBLs negotiated after 1 January 2007, offering additional major currencies that ADB can efficiently intermediate, and additional repayment options including (i) annuity method with various discount factors, (ii) straight-line repayment, (iii) bullet repayment, and (iv) custom-tailored repayment.

In November 2002, ADB started to offer local currency loans (LCL) to nonsovereign borrowers and extended the LCL to sovereign borrowers in 2005.

In June 2009, ADB established a Countercyclical Support Facility (CSF) in response to the global economic crisis that spread to Asia and the Pacific. Loans approved under the CSF carry a lending spread of 2.0% above ADB's average funding cost, and have a maturity of 5 years, including a 3-year grace period. As of 31 December 2013, four (five – 2012) sovereign loans totaling $875 million ($2,375 million – 2012) were outstanding.

During 2013, ADB received prepayments for 35 loans (10 loans – 2012) amounting to $665 million ($61 million – 2012), of which $470 million was for sovereign loans (nil – 2012).

Waiver on Loan Charges

For eligible sovereign loans negotiated before 1 October 2007, ADB continued to provide a waiver of a portion of interest on loans and commitment charges on undisbursed balances. The reduction in net income from the waivers on loan charges for the years ended 31 December 2013 and 2012 is summarized below:

($ million)	2013	2012
Interest w aiver	$ 59	$ 64
Commitment charge w aiver	1	1
Total	$ 60	$ 65

Loans in Non-accrual Status

ADB places loans in non-accrual status when they are past due by six months.

There were no nonsovereign loans in non-accrual status as of 31 December 2013 (one in 2012 with principal outstanding and overdue of $18 million). There were no sovereign loans in non-accrual status in 2013 and 2012.

continued

An analysis of the age of the recorded loans outstanding including receivable arising from guarantee call, that are past due as of 31 December 2013 and 2012 is as follows:

($ million)

	Overdue Loan Service Payments				
	1–90 Days	> 90 Days	Total	Current	Total Loans
2013					
Sovereign Loans	$ –	$ –	$ –	$ 49,849	$ 49,849
Nonsovereign Loans	–	–	–	3,202	$ 3,202
Total	$ –	$ –	$ –	$ 53,051	53,051
Allowance for loan losses					(36)
Unamortized direct loan origination fees—net					73
Loans Outstanding					**$ 53,088**
2012					
Sovereign Loans	$ –	$ –	$ –	49,846	$ 49,846
Nonsovereign Loans	–	19	19	2,949	2,968
Total	$ –	$ 19	$ 19	$ 52,795	52,814
Allowance for loan losses					(43)
Unamortized direct loan origination fees—net					66
Loans Outstanding					**$ 52,837**

As of 31 December 2013 and 2012, there were no loans 90 days or greater past due still accruing interest.

continued

Undisbursed loan commitments and an analysis of loans by borrower as of 31 December 2013 are shown in OCR-6. The carrying amounts of loan outstanding by loan products at 31 December 2013 and 2012 were as follows:

($ million)

	2013	2012
Sovereign Loans		
Fixed rate multicurrency loans	$ –	$ 6
Pool-based single currency loans (yen)	743	1,300
Pool-based single currency loans (US$)	3,453	4,394
LIBOR-based loans	45,509	43,998
Local currency loans	144	148
	49,849	49,846
Allowance for loan losses	–	–
Unamortized direct loan origination cost—net	98	91
	98	91
Subtotal	49,947	49,937
Nonsovereign Loans		
LIBOR-based loans	2,479	2,270
Local currency loans	723	698
Others	–	0
	3,202	2,968
Allowance for loan losses	(36)	(43)
Unamortized front-end fee—net	(25)	(25)
	(61)	(68)
Subtotal	3,141	2,900
Total	**$ 53,088**	**$ 52,837**

0 = less than $0.5 million

Allowance for Loan Losses

ADB has not suffered any losses of principal on sovereign loans to date. During the year, no loan loss provision has been made against outstanding sovereign loans (nil – 2012). There was no accumulated loan loss provision for sovereign loans as of 31 December 2013 and 2012.

A total of $7 million in write back was made for nonsovereign loans ($8 million provision – 2012) consisting of $4 million provision ($12 million – 2012), $10 million write back ($5 million write back – 2012), and $1 million favorable translation adjustment ($1 million unfavorable – 2012).

continued

The changes in the allowance for loan losses during 2013 and 2012 as well as information pertaining to loans which were subject to specific allowance for loan losses were as follows:

($ million)

	2013			2012		
	Sovereign Loans	Nonsovereign Loans	Total	Sovereign Loans	Nonsovereign Loans	Total
Allowance for Credit Losses:						
Beginning balance	$ –	$ 43	$ 43	$ –	$ 35	$ 35
Provision during the year	–	4	4	–	12	12
Written back/off	–	(10)	(10)	–	(5)	(5)
Translation adjustment	–	(1)	(1)	–	1	1
Ending Balance	$ –	$ 36	$ 36	$ –	$ 43	$ 43
Ending balance individually evaluated for impairment	$ –	$ 7	$ 7	$ –	$ 13	$ 13
Ending balance collectively evaluated for impairment	$ –	$ 29	$ 29	$ –	$ 30	$ 30
Loans:						
Ending Balance	$ 49,849	$ 3,202	$ 53,051	$ 49,846	$ 2,968	$ 52,814
Ending balance individually evaluated for impairment	$ –	$ 26	$ 26	$ –	$ 49	$ 49
Ending balance collectively evaluated for impairment	$ –	$ 3,176	$ 3,176	$ –	$ 2,919	$ 2,919

0 = less than $0.5 million

Loans subject to provisioning with related allowance for loan losses during 2013 and 2012 were as follows:

($ million)

	2013			2012		
	Recorded Loan Receivable	Unpaid Principal balance	Related allowance	Recorded Loan Receivable	Unpaid Principal balance	Related allowance
Sovereign Loans	$ –	$ –	$ –	$ –	$ –	$ –
Nonsovereign Loans	26	–	7	49	19	13

No loans were modified or restructured for the years ended 31 December 2013 and 2012.

Credit Risks and Quality of Loans

ADB is exposed to credit risks in the loan portfolio if a borrower defaults or its creditworthiness deteriorates. Credit risk represents the potential loss due to possible nonperformance by obligors and counterparties under the terms of the contract. ADB manages credit risk for lending operations through continuous monitoring of creditworthiness of the borrowers and the capital adequacy framework.

ADB monitors credit quality of the loans by assigning a risk rating to each loan on an internal scale from 1 to 14 with 1 denoting the lowest expectation of credit risk and 14 denoting that the borrower has defaulted. The rating scale corresponds to the rating scales used by international rating agencies. For sovereign loans, ADB generally uses the average sovereign ratings assigned by external rating agencies which are mapped to ADB's internal scale. For nonsovereign loans, each transaction is reviewed and assigned a rating based on a methodology that is broadly aligned with the rating approach of international rating agencies. The risk ratings are used to monitor the credit risk in the portfolio.

continued

The following table summarizes the credit quality of sovereign and nonsovereign loans. High credit risk includes $26 million in nonsovereign loans that were considered impaired ($49 million in nonsovereign loans – 2012).

($ million)

		Sovereign Loans		Nonsovereign Loans	
Risk Class	**Risk Rating**	**2013**	**2012**	**2013**	**2012**
Low credit risk	1–5 (AAA to BBB–)	$ 38,672	$ 34,359	$ 1,103	$ 940
Medium credit risk	6–11 (BB+ to B–)	6,485	10,465	1,787	1,700
High credit risk	12–14 (CCC+ to D)	4,692	5,022	312	328
Total		**$ 49,849**	**$ 49,846**	**$ 3,202**	**$ 2,968**

As of 31 December 2013, ADB had a significant concentration of credit risk to Asia and the Pacific region associated with loan products. The credit exposure determined based on fair value of loans and including the outstanding guarantees amounted to $55,650 million ($55,987 million – 2012).

Fair Value Disclosure

ADB does not sell its sovereign loans, nor does it believe there is a market for its sovereign loans. As of 31 December 2013 and 2012, all loans are carried at amortized cost.

Fair valuation is based on internal discounted cash flow models in which expected cash flows are discounted at applicable market yield curves, plus ADB's lending spread, reduced by the specific and collective provisions. Inputs for the models are based on available market data such as yield curves, interest rates, volatilities, credit curves, and foreign exchange rates. Parameters and models used for valuation are subject to internal review and periodic external validation. The accounting division is responsible for determining and reporting the fair value of the loan portfolio. The office of risk management is primarily responsible for determining the specific and collective provisions for the nonsovereign loans and the accounting division, in coordination with regional departments, is responsible for determining the specific provisions for sovereign loans. The provisioning levels are discussed at the risk committee and reported to the Board of Directors quarterly.

The significant observable inputs used in valuing the various classes of loans classified as Level 2 include foreign exchange rates and yield curves specified to index fixed rates, deposit and swap interest rates, and yield curves specified to LIBOR. The significant unobservable inputs used in valuing the various classes of loans classified as Level 3 include probability of default, weighted average cost of fixed and floating rate borrowings attached to pool-based single currency loans and swaps spreads for selected currencies.

Significant increase (decrease) in these unobservable inputs, independently, will generally decrease (increase) the fair value of the loan.

The fair value hierarchy of all ADB loans as of 31 December 2013 and 2012 was as follows:

($ million)

	2013	2012
Level 1	$ –	$ –
Level 2	46,719	45,290
Level 3	7,151	8,792
Total loans at fair value	**$ 53,870**	**$ 54,082**

continued

Cofinancing

ADB functions as lead lender in cofinancing arrangements with other participating financial institutions who also provide funds to ADB's sovereign and nonsovereign borrowers. In such capacity, ADB provides loan administration services, which include loan disbursements and/or loan collections. The participating financial institutions have no recourse to ADB for their outstanding loan balances. These loans are not recorded as part of OCR's Balance Sheet.

Loans administered by ADB on behalf of participating institutions during the year ending 31 December 2013 and 2012 were as follows:

($ million)

	2013		2012	
	Amount	No.of Loans	Amount	No.of Loans
Sovereign loans	$ 1,263	49	$ 1,182	44
Nonsovereign loans	640	12	281	8
Total	**$ 1,903**	**61**	**$ 1,463**	**52**

NOTE G—GUARANTEES

ADB provides guarantees under its sovereign and nonsovereign operations. Such guarantees include (i) partial credit guarantees where certain principal and/or interest payments are covered; (ii) political risk guarantees, which provide coverage against well-defined country risk events; and (iii) guarantees for certain trade-related obligations. While counterguarantees from the host government are required for all sovereign guarantees, guarantees for nonsovereign projects may be provided with or without a host government counterguarantee. ADB also seeks risk-sharing arrangements that set ADB's net exposure under a guarantee at the lowest level required to mobilize the necessary financing while maintaining a participation that is meaningful to its financing partners. A counterguarantee takes the form of a counter-guarantors' agreement to indemnify ADB for any payments it makes under the guarantee. In the event that a guarantee is called, ADB has the contractual right to require payment from the counter-guarantor, on demand, or as ADB may otherwise direct.

The maturity of the underlying instruments for which ADB provided the partial credit guarantees is up to 2 years for short term programs and 10 or more years for long term programs. ADB's political risk guarantee is callable when a guaranteed event has occurred and such an event has resulted in debt service default to the guaranteed lender.

continued

The committed and outstanding amounts of these guarantee obligations as of 31 December 2013 and 2012 covered:

($ million)

	2013		2012	
	Committed Amount	Outstanding Amount	Committed Amount	Outstanding Amount
Partial Credit Guarantees				
Trade Related				
with counterguarantee	$ 142	$ 142	$ 250	$ 250
without counterguarantee	694	453	631	304
	836	595	881	554
Non-Trade Related				
with counterguarantee	1,031	962	1,200	1,170
without counterguarantee	171	41	190	11
	1,202	1,003	1,390	1,181
Subtotal	2,038	1,598	2,271	1,735
Political Risk Guarantees				
with counterguarantee	203	144	262	137
without counterguarantee	61	38	81	33
Subtotal	264	182	343	170
Total	**$ 2,302**	**$ 1,780**	**$ 2,614**	**$ 1,905**

The committed amount represents the maximum potential amount of undiscounted future payments that ADB could be required to make, inclusive of standby portion for which ADB is committed but not currently at risk. The outstanding amount represents the guaranteed amount utilized under the related loans, which have been disbursed as of the end of the year, exclusive of the standby portion.

As of 31 December 2013, a total liability of $32 million ($22 million – 2012) relating to stand-by ready obligation for six partial credit risk guarantees (three – 2012) and three political risk guarantees (three – 2012) has been included in ACCOUNTS PAYABLE AND OTHER LIABILITIES – Miscellaneous on the Balance Sheet for all guarantees issued after 31 December 2002.

Fair Value Disclosure

As of 31 December 2013 and 2012, all of ADB's future guarantee receivables and guarantee liabilities are classified as Level 3 within the fair value hierarchy.

The accounting division is responsible for determining and reporting the fair value of guarantees reported in the balance sheet. Future guarantees receivable and guarantee liabilities are stated at discounted present value using significant unobservable inputs such as discount rates applicable to individual guarantee contracts that are internally determined and are classified as Level 3. An increase in discount rates generally results in a decrease in the fair value of the guarantees.

continued

The valuation technique and quantitative information regarding significant unobservable inputs for guarantee receivable/guarantee liabilities classified as Level 3 as of 31 December 2013 and 2012 are presented below:

31 December 2013	Valuation Technique	Unobservable Inputs	Average Range
Guarantee receivable/ Guarantee liability	Discounted cash flows	Discount rates	3.04% to 5.37% (3.7%)

31 December 2012	Valuation Technique	Unobservable Inputs	Average Range
Guarantee receivable/ Guarantee liability	Discounted cash flows	Discount rates	3.04% to 5.37% (3.7%)

The following table presents the changes in the carrying amounts of ADB's Level 3 future guarantee receivable/liability for the years ended 31 December 2013 and 2012:

($ million)

	Guarantee Receivable/Liability	
	2013	2012
Balance, 1 January	$ 22	$ 14
Issuances	25	21
Amortization	(15)	(13)
Balance, 31 December	$ 32	$ 22

Note: There were no realized/unrealized gains and losses included in earnings and other comprehensive income.

NOTE H—EQUITY INVESTMENTS

ADB's equity investments may be in the form of direct equity investments (e.g. common, preferred, or other capital stock) or through investment funds (e.g. private equity funds). They are reported: (i) at fair value; (ii) under the equity method; and (iii) at cost or written down value as follows:

($ million)

	2013	2012
Equity method	$ 523	$ 484
Cost method	176	194
Fair value method	120	271
Total	**$ 819**	**$ 949**

Equity investments with readily determinable fair values that are not accounted for under the equity method are reported at fair value. As of 31 December 2013, these included three (four – 2012) equity investments which were classified as available for sale totaling $114 million ($271 million – 2012) and one equity investment with associated derivative amounting to $6 million.

There was one equity investment that sustained unrealized losses in 2013 (one – 2012).

continued

Additional information relating to equity investments classified as available for sale is as follows:

($ million)	2013	2012
As of 31 December		
Amortized cost	$ 30	$ 57
Estimated fair value	114	271
Gross unrealized gains	84	214
Gross unrealized losses	(0)	(0)
For the years ended 31 December:		
Change in net unrealized gains from prior year	(130)	(7)
Proceeds from sales	130	132
Gross gain on sales	106	88
Gross loss on sales	–	–

0 = less than $0.5 million

Approved equity investment facility that has not been disbursed was $587 million at 31 December 2013 ($652 million – 2012).

Fair Value Disclosure

ADB's equity investments reported at fair value as of 31 December 2013 were $120 million ($271 million – 2012). Equity investments with readily determinable market prices are valued using quoted prices in active markets and are classified as Level 1. Equity investments valued with financial models using unobservable inputs are classified as Level 3.

The office of risk management is primarily responsible for determining the fair value of equity investments with associated derivatives using discounted cash flow models. Inputs for the models are based on significant unobservable inputs such as discount rates and asset growth rates applicable to individual equity investment contracts that are internally determined and are classified as Level 3. An increase in discount rates results in a decrease in the fair value of the equity investments.

The fair value hierarchy of ADB's equity investments at fair value as of 31 December 2013 and 2012 was as follows:

($ million)	2013	2012
Level 1	$ 114	$ 271
Level 2	–	–
Level 3	6	–
Total equity investments at fair value	**$ 120**	**$ 271**

The valuation technique and quantitative information regarding significant unobservable inputs for equity investment assets (banking and other financial institutions) classified as Level 3 as of 31 December 2013 are presented below. There were no significant unobservable inputs used as of 31 December 2012.

OCR-9

continued

31 December 2013	Valuation Technique	Unobservable Inputs	Range (Weighted Average)
Equity investment	Discounted cash flows	Discount rate	18.00% to 22.00% (20.00%)
		Asset growth rate	19.00% to 62.00% (27.00%)

The following table presents the changes in the carrying amounts of ADB's Level 3 equity investments for the years ended 31 December 2013 and 2012:

($ million)

	Equity Investments under Fair Value Method	
	31 December 2013	31 December 2012
Balance, 1 January	$ –	$ –
Equity investment	3	–
Total gains (losses) - (realized/unrealized)		
Included in earnings[a]	3	–
Balance, 31 December	$ 6	$ –

Note: There were no realized/unrealized gains and losses included in other comprehensive income.
[a] Included in net unrealized gains (losses) (OCR-2).

NOTE I—DERIVATIVE INSTRUMENTS

ADB uses derivative instruments for asset and liability management of individual positions and portfolios. The fair value of outstanding currency and interest rate swap agreements is determined at the estimated amount that ADB would receive or pay to terminate the agreements using market-based valuation models. The basis of valuation is the present value of expected cash flows based on market data.

Interest rate swaps: Under a typical interest rate swap agreement, one party agrees to make periodic payments based on a notional principal amount and an interest rate that is fixed at the outset of the agreement. The counterparty agrees to make floating rate payments based on the same notional principal amount.

Currency swaps: Under a typical currency swap agreement, one party agrees to make periodic payments in one currency while the counterparty agrees to make periodic payments in another currency. The payments may be fixed at the outset of the agreement or vary based on interest rates. A receivable is created for the currency swapped out, and a payable is created for the currency swapped in.

FX swaps: Under a typical foreign exchange swap, ADB agrees to make payment in one currency while the counterparty agrees to make payment in another currency, on the basis of agreed spot and forward rates. The terms of ADB's FX swaps agreements usually match the terms of particular investments.

Included in RECEIVABLE FROM/PAYABLE FOR SWAPS – Borrowings are interest rate and currency swaps that ADB has entered into for the purpose of hedging specific borrowings. The terms of ADB's interest rate swap and currency swap agreements usually match the terms of particular borrowings. Included in RECEIVABLE FROM/PAYABLE FOR SWAPS – Investments are interest rate, currency and foreign exchange swaps that ADB has entered into for the purpose of hedging specific investments. Included in RECEIVABLE FROM/PAYABLE FOR SWAPS – Loans are interest rate and currency swaps that ADB has entered into for the purpose of hedging specific loans. The loan related swaps were executed to better align the composition of certain outstanding loans with funding sources.

continued

Fair Value Disclosure

The fair value hierarchy of ADB's derivatives and the balance sheet location as of 31 December 2013 and 2012 were as follows:

($ million)

	Balance Sheet Location	Fair Value Measurements			
		31 December 2013	Level 1	Level 2	Level 3
Assets					
Borrowings related swaps	Receivable from Swaps - Borrowings				
Currency swaps		$ 26,361	$ –	$ 20,303	$ 6,058
Interest rate swaps		961	–	923	38
FX Swaps		–	–	–	–
Investments related swaps	Receivable from Swaps - Investments				
Currency swaps		4,997	–	4,997	–
Interest rate swaps		4	–	4	–
FX swaps		2,094	–	2,094	–
Loans related swaps	Receivable from Swaps - Loans				
Currency swaps		623	–	623	–
Interest rate swaps		3	–	1	2
Total assets at fair value		**$ 35,043**	**$ –**	**$ 28,945**	**$ 6,098**
Liabilities					
Borrowings related swaps	Payable for Swaps - Borrowings				
Currency swaps		$ 27,121		$ 27,121	$ –
Interest rate swaps		220		168	52
FX Swaps		–	–	–	–
Investments related swaps	Payable for Swaps - Investments				
Currency swaps		4,401	–	4,401	–
Interest rate swaps		51	–	51	–
FX swaps		1,976	–	1,976	–
Loans related swaps	Payable for Swaps - Loans				
Currency swaps		544	–	26	518
Interest rate swaps		34	–	31	3
Total liabilities at fair value		**$ 34,347**	**$ –**	**$ 33,774**	**$ 573**

continued

($ million)

	Balance Sheet Location	Fair Value Measurements							
		31 December 2012		Level 1		Level 2		Level 3	
Assets									
Borrowings related swaps	Receivable from Swaps - Borrowings								
Currency swaps		$	27,700	$	–	$	21,064	$	6,636
Interest rate swaps			1,614		–		1,570		44
FX Swaps			105		–		105		–
Investments related swaps	Receivable from Swaps - Investments								
Currency swaps			4,808		–		4,808		–
Interest rate swaps			10		–		10		–
FX Swaps			3,692		–		3,692		–
Loans related swaps	Receivable from Swaps - Loans								
Currency swaps			597		–		597		–
Interest rate swaps			4		–		2		2
Total assets at fair value		**$**	**38,530**	**$**	**–**	**$**	**31,848**	**$**	**6,682**
Liabilities									
Borrowings related swaps	Payable for Swaps - Borrowings								
Currency swaps		$	24,972	$	–	$	24,972	$	–
Interest rate swaps			98		–		52		46
FX Swaps			104		–		104		–
Investments related swaps	Payable for Swaps - Investments								
Currency swaps			4,762		–		4,762		–
Interest rate swaps			73		–		73		–
FX Swaps			3,447		–		3,447		–
Loans related swaps	Payable for Swaps - Loans								
Currency swaps			576		–		26		550
Interest rate swaps			60		–		53		7
Total liabilities at fair value		**$**	**34,092**	**$**	**–**	**$**	**33,489**	**$**	**603**

The office of risk management is primarily responsible for determining the fair value of derivatives using discounted cash flow models. Market inputs, such as yield curves, foreign exchange rates, basis spreads, cross currency rates, and volatilities are obtained from pricing services and brokers and applied to the models. ADB has a process to validate the appropriateness of the models and inputs in determining the hierarchy levels. This involves evaluating the nature of rates and spreads to determine if they are indicative and binding. For derivatives classified under Level 3, basis swaps spreads for selected currencies are considered to be significant unobservable inputs to derive the discount rates based on benchmark yield curves adjusted with a basis swap spread.

A significant increase (decrease) in the basis swap spread will generally decrease (increase) the fair value of derivative assets. A significant increase (decrease) in the basis swap spread will generally increase (decrease) the fair value of derivative liabilities.

During the year ended 31 December 2013 and 2012, there were no inter-level transfers in the derivatives portfolio.

OCR-9

continued

The valuation techniques and quantitative information on significant unobservable inputs used in valuing ADB's derivative instruments classified as Level 3 as of 31 December 2013 and 2012 are presented below:

31 December 2013	Valuation Technique	Unobservable Inputs	Range (Weighted Average)
Currency swaps, Interest rate swaps	Discounted cash flows	Basis swap spread	-0.98% to 8.80% (0.19%)

31 December 2012	Valuation Technique	Unobservable Inputs	Range (Weighted Average)
Currency swaps, Interest rate swaps	Discounted cash flows	Basis swap spread	2.13% to 6.25% (4.28%)

The following tables present the changes in the carrying amounts of ADB's Level 3 swaps receivable and swaps payable for the years ended 31 December 2013 and 2012:

($ million)

	Borrowings related swaps		Loans related swaps	
	Swaps receivable	Swaps payable	Swaps receivable	Swaps payable
Balance, 1 January 2013	$ 6,680	$ (46)	$ 2	$ (557)
Total gains (losses) - (realized/unrealized)				
Included in earnings[a]	(543)	0	1	22
Included in other comprehensive income[b]	(564)	(0)	(2)	44
Issuances	1,614	(6)	1	(123) [c]
Maturities/Redemptions	(1,091)	–	–	93
Balance, 31 December 2013	$ 6,096	$ (52)	$ 2	$ (521)
The amount of total gains (losses) for the period included in earnings attributable to the change in net unrealized gains or losses[a] relating to assets/liabilities still held at the reporting date	$ (386)	$ 0	$ 1	$ 20

[a] Included in net unrealized gains (losses) (OCR-2).
[b] Included in currency translation adjustments (Note M).
[c] Includes accretion of $41 million.
0 = less than $0.5 million

($ million)

	Borrowings related swaps		Loans related swaps	
	Swaps receivable	Swaps payable	Swaps receivable	Swaps payable
Balance, 1 January 2012	$ 5,950	$ (83)	$ 23	$ (610)
Total gains (losses) - (realized/unrealized)				
Included in earnings[a]	100	22	(5)	21
Included in other comprehensive income[b]	179	0	(1)	(2)
Issuances	2,447	–	–	(4) [c]
Maturities/Redemptions	(1,996)	15	(15)	38
Balance, 31 December 2012	$ 6,680	$ (46)	$ 2	$ (557)
The amount of total gains (losses) for the period included in earnings attributable to the change in net unrealized gains or losses[a] relating to assets/liabilities still held at the reporting date	$ 16	$ 22	$ (5)	$ 21

[a] Included in net unrealized gains (losses) (OCR-2).
[b] Included in currency translation adjustments (Note M).
[c] Accretion.
0 = less than $0.5 million

OCR-9

continued

Effect of Derivative Instruments on the Statement of Income and Expenses

ADB reports changes in the fair value of its derivative instruments as part of net unrealized gains and losses in its Statement of Income and Expenses while all interest income, expenses, and related amortization of discounts, premiums, and fees are reported as part of revenue and expenses. These are summarized below:

($ million)

		Amount of Gain (Loss) recognized in Income (Expenses) on Derivatives	
	Location of Gain (Loss) recognized in Income (Expenses) on Derivatives	**2013**	**2012**
Borrowings related swaps			
Currency swaps	Net Unrealized Gains (Losses)	$ (437)	$ 377
	Borrowing and related expenses	989	1,027
Interest rate swaps	Net Unrealized Gains (Losses)	(824)	(98)
	Borrowing and related expenses	612	581
FX swaps	Net Unrealized Gains (Losses)	(0)	0
	Borrowing and related expenses	0	2
		$ 340	$ 1,889
Investments related swaps			
Currency swaps	Net Unrealized Gains (Losses)	$ (0)	$ 33
	Revenue from Investments	(4)	(4)
Interest rate swaps	Net Unrealized Gains (Losses)	16	(2)
	Revenue from Investments	(5)	(4)
FX swaps	Net Unrealized Gains (Losses)	(0)	(4)
	Revenue from Investments	9	24
		$ 16	$ 43
Loans related swaps			
Currency swaps	Net Unrealized Gains (Losses)	$ 20	$ 16
	Revenue from Loans	(23)	(20)
Interest rate swaps	Net Unrealized Gains (Losses)	22	6
	Revenue from Loans	(22)	(16)
		$ (3)	$ (14)

0 = less than $0.5 million

OCR-9

continued

Counterparty Credit Risks

ADB undertakes derivative transactions with its eligible counterparties and transacts in various financial instruments as part of liquidity and asset/liability management purposes that may involve credit risks. For all investment securities and their derivatives, ADB manages credit risks by following the policies set forth in the Investment Authority and other risk management guidelines. ADB has a potential risk of loss if the swap counterparty fails to perform its obligations.

In order to reduce such credit risk, ADB transacts with counterparties eligible under ADB's swap guidelines which include a requirement that the counterparties have a credit rating of A– or higher and generally requires entering into master swap agreements which contain legally enforceable close-out netting provisions for all counterparties with outstanding swap transactions. The reduction in exposure as a result of these netting provisions can vary as additional transactions are entered into under these agreements. The extent of the reduction in exposure may therefore change substantially within a short period of time following the balance sheet date.

Counterparty credit risk is also mitigated by requiring counterparties to post collateral based on specified credit rating driven thresholds. As of 31 December 2013, ADB had received collateral of $1,651 million ($4,153 million – 2012) in connection with the swap agreements. Of this amount, $633 million ($2,155 million – 2012) was recorded as swap related collateral in the balance sheet.

ADB has entered into several agreements with its derivative counterparties under the ISDA Master Agreement and the Master Agreement of the National Association of Financial Market Institutional Investors (NAFMII). The agreements provide for the right of a party to terminate if any of the various events of default and termination events specified occur. Events of default include failure to pay and cross default. Termination events include the situation where the long term unsecured and unsubordinated indebtedness of ADB or the counterparty ceases to be rated at least Baa3 by Moody's Investor Service, Inc. or BBB– by Standard and Poor's Ratings Group, or such indebtedness ceases to be rated by Moody's or S&P. If ADB's counterparties are entitled under the agreements to terminate their derivative transactions with ADB, ADB will be required to pay an amount equal to its net liability position with each counterparty (in the case of counterparties who have entered into the ISDA Master Agreement absent of local market constraints) and an amount equal to its gross liability position with each counterparty (in the case of counterparties without enforceable netting agreement). The aggregate fair value of all derivative instruments that ADB has under enforceable ISDA Master Agreement that are in a net liability (negative marked-to-market) position as of 31 December 2013 was $981 million ($340 million – 2012). The gross liability position in the aggregate fair value of all derivative instruments that ADB has without enforceable netting agreement amounted to $702 million as of 31 December 2013 ($595 million – 2012).

ADB has elected not to offset any derivative instruments by counterparty in the balance sheet. Gross amounts of RECEIVABLE FROM SWAPS and PAYABLE FOR SWAPS not offset in the balance sheet that are subject to enforceable master netting arrangements as of 31 December 2013 and 2012 were as follows: (See Note E for PAYABLE UNDER SECURITIES REPURCHASE ARRANGEMENTS.)

($ million)

	As of 31 December 2013				As of 31 December 2012			
	(a)	(b)		(c) = (a) - (b)	(a)	(b)		(c) = (a) - (b)
	Gross amount of assets presented in the balance sheet [a]	Gross amounts not offset in the balance sheet			Gross amount of assets presented in the balance sheet [a]	Gross amounts not offset in the balance sheet		
		Financial instruments	Collateral received [b]	Net amount		Financial instruments	Collateral received [b]	Net amount
Receivable from swaps	$ 34,328	$ 32,664	$ 1,461	$ 203	$ 37,884	$ 33,157	$ 4,030	$ 697
Total	$ 34,328	$ 32,664	$ 1,461	$ 203	$ 37,884	$ 33,157	$ 4,030	$ 697

continued

($ million)

	As of 31 December 2013				As of 31 December 2012			
	(a)	(b)		(c) = (a) - (b)	(a)	(b)		(c) = (a) - (b)
	Gross amount of liabilities presented in the balance sheet [c]	Gross amounts not offset in the balance sheet			Gross amount of liabilities presented in the balance sheet [c]	Gross amounts not offset in the balance sheet		
		Financial instruments	Collateral pledged	Net amount		Financial instruments	Collateral pledged	Net amount
Payable for swaps	$ 33,645	$ 32,664	$ –	$ 981	$ 33,497	$ 33,157	$ –	$ 340
Total	$ 33,645	$ 32,664	$ –	$ 981	$ 33,497	$ 33,157	$ –	$ 340

[a] This excludes gross amount of RECEIVABLE FROM SWAPS presented in the balance sheet not subject to enforceable master netting agreements amounting to $715 million ($646 million - 31 December 2012).
[b] Collateral received includes both cash and securities collateral.
[c] This excludes gross amount of PAYABLE FOR SWAPS presented in the balance sheet not subject to enforceable master netting agreements amounting to $702 million ($595 million - 31 December 2012).

Change in Accounting Principle

In June 2013, ADB changed its accounting principles for presenting selected derivative instruments in the balance sheet. ADB transacts in interest rate swaps (IRS), currency swaps, and FX swaps, which meet the definition of derivatives. All swaps are fair valued and presented the balance sheet as either assets or liabilities. ADB has been grossing up the swap contracts in the balance sheet with the pay-leg recorded as a liability (payable for swaps) and receive-leg recorded as an asset (receivable from swaps) and has not elected to offset any swap transactions. ADB reassessed its accounting principle related to the presentation of derivatives and determined that effective 30 June 2013, ADB would present derivative instruments in the balance sheet as either assets or liabilities, consistent with the legal rights and way the instruments are settled. This has impacted interest rate swaps under the Master Agreement of the International Swaps and Derivatives Association (ISDA), for which ADB has the right of set off and been net settling the payments for each contract. Other derivatives were not impacted by the change. Management is of the view that this better aligns the accounting principle for the presentation of swaps in the balance sheet with the industry practice and reflects the business intentions and practices and legal rights. ADB believes that the change is a preferable accounting principle, although the past accounting principle was acceptable. The change has been applied retrospectively which impacted the receivable from swaps and payable for swaps in the balance sheet and has no impact on the net income, comprehensive income, or any other components of the equity.

The effect of the change on the applicable line items in the balance sheet previously reported is summarized in the table below.

($ million)

	31 December 2012	
Balance Sheet	**As Reported**	**As Adjusted**
Assets		
Receivable from swaps		
Borrowings	$ 32,419	$ 29,419
Investments	8,541	8,510
Loans	631	601
	$ 41,591	$ 38,530
Liabilities		
Payable for swaps		
Borrowings	$ 28,173	$ 25,174
Investments	8,314	8,282
Loans	666	636
	$ 37,153	$ 34,092

continued

NOTE J—PROPERTY, FURNITURE, AND EQUIPMENT

In 1991, under the terms of an agreement with the Philippines (Government), ADB returned the former headquarters premises, which had been provided by the Government. In accordance with the agreement as supplemented by a memorandum of understanding, ADB was compensated $22,657,000 for the return of these premises. The compensation is in lieu of being provided premises under the agreement and accordingly, is deferred and amortized over the estimated life of the new headquarters building as a reduction of occupancy expense. The depreciation for the year ended 31 December 2013 amounted to $4 million ($4 million – 2012), net of amortization for the headquarters building. At 31 December 2013, the unamortized deferred compensation balance (included in ACCOUNTS PAYABLE AND OTHER LIABILITIES – Miscellaneous) was $7 million ($7 million –2012). At 31 December 2013 accumulated depreciation for property, furniture, and equipment was $241 million ($222 million – 2012).

The changes in the property, furniture, and equipment during 2013 and 2012, as well as information pertaining to accumulated depreciation, were as follows:

($ million)

	Property, Furniture and Equipment				
	Land	Buildings and Improvements	Office Furniture and Equipment	Work in Progress	Total
Cost:					
Balance, 1 January 2013	$ 10	$ 212	$ 149	$ 11	$ 382
Additions during the year	–	6	16	13	35
Disposals during the year	–	–	(2)	(7)	(9)
Balance, 31 December 2013	10	218	163	17	408
Accumulated Depreciation:					
Balance, 1 January 2013	–	(108)	(114)	–	(222)
Depreciation during the year	–	(6)	(15)		(21)
Disposals during the year	–		2		2
Balance, 31 December 2013	–	(114)	(127)	–	(241)
Net Book Value, 31 December 2013	**$ 10**	**$ 104**	**$ 36**	**$ 17**	**$ 167**

($ million)

	Property, Furniture and Equipment				
	Land	Buildings and Improvements	Office Furniture and Equipment	Work in Progress	Total
Cost:					
Balance, 1 January 2012	$ 10	$ 209	$ 131	$ 12	$ 362
Additions during the year	–	3	21	(1)	23
Disposals during the year	–	–	(3)		(3)
Balance, 31 December 2012	10	212	149	11	382
Accumulated Depreciation:					
Balance, 1 January 2012	–	(102)	(100)	–	(202)
Depreciation during the year	–	(6)	(17)	–	(23)
Disposals during the year	–		3	–	3
Balance, 31 December 2012	–	(108)	(114)	–	(222)
Net Book Value, 31 December 2012	**$ 10**	**$ 104**	**$ 35**	**$ 11**	**$ 160**

continued

NOTE K—BORROWINGS

The key objective of ADB's borrowing strategy is to raise funds at the most stable and lowest possible cost for the benefit of its borrowers. ADB uses financial derivative instruments in connection with its borrowing activities to increase cost efficiency, while achieving risk management objectives. Currency and interest rate swaps enable ADB to raise operationally needed currencies in a cost-efficient way and to maintain its borrowing presence in the major capital markets. Interest rate swaps are used to reduce interest rate mismatches arising from lending and liquidity operations.

In adopting ASC 825, ADB elected to fair value all borrowings with associated derivative instruments. This election allows ADB to apply a consistent accounting treatment between borrowings and their related swaps. ADB continues to report its borrowings that are not swapped at amortized cost.

Fair Value Disclosure

The office of risk management is primarily responsible for determining the fair value of the borrowings. Parameters and models used for determining the fair value of borrowings are subject to internal review and periodic external validation. Plain vanilla borrowings are valued using discounted cash flow methods with market-based observable inputs such as yield curves, foreign exchange rates, basis spreads and funding spreads. On some borrowings significant unobservable input is also used such as derived credit spread. Structured borrowings issued by ADB are valued using financial models that discount future cash flows and simulated expected cash flows. These involve the use of pay-off profiles within the realm of accepted market valuation models such as Hull-White and Black-Scholes. The model incorporates market observable inputs, such yield curves, foreign exchange rates, basis spreads, funding spreads, interest rate volatilities, and equity indices.

The fair value hierarchy of ADB's borrowings carried at fair value as of 31 December 2013 and 2012 was as follows:

($ million)

	2013	2012
Level 1	$ –	$ –
Level 2	50,698	51,706
Level 3	6,674	7,293
Total borrowings at fair value	**$ 57,372**	**$ 58,999**

As of 31 December 2013, the fair value of ADB's borrowings reported at amortized cost was $4,888 million ($6,841 million – 2012).

The fair value of borrowings reported at amortized cost as of 31 December 2013 was all classified as Level 2 within the fair value hierarchy.

During the years ended 31 December 2013 and 2012, there were no inter-level transfers in ADB's borrowings.

OCR-9

continued

The following tables present the changes in the carrying amounts of ADB's Level 3 borrowings for the years ended 31 December 2013 and 2012:

($ million)	2013	2012
Balance, 1 January	$ 7,293	$ 6,428
Total gains (losses) - (realized/unrealized)		
Included in earnings[a]	(576)	203
Included in other comprehensive income[b]	(562)	183
Issuances	1,610	2,258
Maturities/Redemptions	(1,091)	(1,779)
Balance, 31 December	$ 6,674	$ 7,293
The amount of total gains (losses) for the period included in earnings attributable to the change in net unrealized gains or losses[a] relating to assets/liabilities still held at the reporting date	$ (413)	$ 50

[a] Included in net unrealized gains (losses) (OCR-2).

[b] Included in currency translation adjustments (Note M).

The valuation techniques and quantitative information on significant unobservable inputs used in valuing ADB's borrowings classified as Level 3 as of 31 December 2013 and 2012 are presented below:

31 December 2013	Valuation Technique	Unobservable Inputs	Range (Weighted Average)
Borrowings	Discounted cash flows	Derived credit spread	-3.70% to 0.97% (-0.54%)

31 December 2012	Valuation Technique	Unobservable Inputs	Range (Weighted Average)
Borrowings	Discounted cash flows	Derived credit spread	-1.83% to 0.99% (-0.93%)

The derived credit spread adjusts the discount rate in valuing the borrowings. A significant increase (decrease) in credit spreads generally decreases (increases) the fair value of the borrowings.

Refer to OCR-7 for Summary Statement of Borrowings.

NOTE L—CAPITAL STOCK, CAPITAL TRANSFERRED TO ASIAN DEVELOPMENT FUND, MAINTENANCE OF VALUE OF CURRENCY HOLDINGS, AND MEMBERSHIP

Capital Stock

The authorized capital stock of ADB as of 31 December 2013 consists of 10,638,933 shares (10,638,933 – 2012), of which 10,572,003 shares (10,614,017 – 2012) have been subscribed by members. Of the subscribed shares, 10,041,552 (10,081,885 – 2012) are "callable" and 530,451 (532,132 – 2012) are "paid-in". The "callable" share capital is subject to call by ADB only as and when required to meet ADB's obligations incurred on borrowings of funds for inclusion in its OCR or on guarantees chargeable to such resources. The "paid-in" share capital has been paid or is payable in installments, partly in convertible currencies and partly in the currency of the subscribing member which may be convertible. In accordance with Article 6, paragraph 3 of the Charter, ADB accepts nonnegotiable, noninterest-bearing demand obligations in satisfaction of the portion payable in the currency of the member, provided such currency is

continued

not required by ADB for the conduct of its operations. Nonnegotiable, noninterest-bearing demand obligations received on demand amounted to $377 million ($336 million – 2012), while those notes received with fixed encashment schedules totaled $581 million ($455 million – 2012).

On 29 April 2009, the Board of Governors of ADB adopted Resolution No. 336 increasing ADB's authorized capital stock by 7,092,622 shares (200%), and the corresponding subscriptions for such increase by its members. Each member was entitled to subscribe for that number of additional shares equivalent to 200% of its allocated shares immediately prior to the effective date of the Resolution. The GCI V subscription period was concluded in January 2012 with 66 members (48 from regional and 18 from non-regional) out of 67 members subscribing to the additional 7,067,706 shares (282,708 paid-in shares and 6,784,998 callable shares).

As of 31 December 2013, all matured installments amounting to $6,931 million ($6,096 million – 2012) had been received. Installments not due aggregating $1,238 million ($2,082 million – 2012) were as follows:

For the Year ending 31 December:

($ million)		
2014	$	848
2015		390
	$	**1,238**

Capital Transferred to Asian Development Fund

Pursuant to the provisions of Article 19, paragraph 1(i) of the Charter, the Board of Governors has authorized the setting aside of 10% of the unimpaired "paid-in" capital paid by members pursuant to Article 6, paragraph 2(a) of the Charter and of the convertible currency portion paid by members pursuant to Article 6, paragraph 2(b) of the Charter as of 28 April 1973 to be used as a part of the Special Funds of ADB. The resources so set aside amounting to $73 million as of 31 December 2013 ($73 million – 2012) expressed in terms of the SDR on the basis of $1.54000 ($1.53692 – 2012) per SDR ($57 million in terms of $1.20635 per 1966 dollar—*Note B*), were allocated and transferred to the Asian Development Fund.

Maintenance of Value of Currency Holdings

Prior to 1 April 1978, the effective date of the Second Amendment to the IMF Articles, ADB implemented maintenance of value (MOV) in respect of holdings of member currencies in terms of 1966 dollars, in accordance with the provisions of Article 25 of the Charter and relevant resolutions of the Board of Directors. Since then, settlement of MOV has been put in abeyance.

In as much as the valuation of ADB's capital stock and the basis of determining possible MOV obligations are still under consideration, notional amounts have been calculated provisionally in terms of the SDR as receivable from or payable to members in order to maintain the value of members' currency holdings. The notional MOV amounts of receivables and payables are offset against one another and shown as net notional amounts required to maintain value of currency holdings in the CAPITAL AND RESERVES portion of the Balance Sheet. The carrying book value for such receivables and payables approximates its fair value.

continued

The net notional amounts as of 31 December 2013 consisted of (i) the net increase of $1,407 million ($1,220 million – 2012) in amounts required to maintain the value of currency holdings to the extent of matured and paid-in capital subscriptions due to the increase in the value of the SDR in relation to the US dollar during the period from 1 April 1978 to 31 December 2013 and (ii) the net decrease of $17 million ($332 million – 2012) in the value of such currency holdings in relation to the US dollar during the same period. In terms of receivable from and payable to members, they are as follows:

($ million)

	2013	2012
Notional MOV Receivables	$ 1,461	$ 1,240
Notional MOV Payables	71	352
Total	**$ 1,390**	**$ 888**

Membership

As of 31 December 2013 and 2012, ADB's shareholders consist of 67 member countries, 48 countries from the region and 19 countries from outside the region *(OCR-8)*.

NOTE M—RESERVES

Ordinary Reserve and Net Income

Under the provisions of Article 40 of the Charter, the Board of Governors shall determine annually what part of the net income shall be allocated, after making provision for reserves, to surplus and what part, if any, shall be distributed to the members.

In May 2013, the Board of Governors approved the allocation of 2012 net income of $124 million, after appropriation of guarantee fees to special reserve, as follows: (i) $322 million representing the ASC 815/825 adjustments and the unrealized portion of net income from equity investments accounted for under the equity method, be added from the Cumulative Revaluation Adjustments account; (ii) $67 million be transferred to the Loan Loss Reserve; (iii) $211 million to the Ordinary Reserve; (iv) $120 million to the Asian Development Fund (ADF); (v) $30 million to the Technical Assistance Special Fund (TASF); (vi) $9 million to the Climate Change Fund (CCF); (vii) $6 million to the Regional Cooperation and Integration Fund (RCIF); and $3 million to the Financial Sector Development Partnership Special Fund (FSDPSF). The Board of Governors also approved in May 2013 the transfer of $67 million from Surplus to Ordinary Reserve.

In May 2012, the Board of Governors approved the allocation of 2011 net income of $594 million, after appropriation of guarantee fees to special reserve, as follows: (i) $6 million be added from the Loan Loss Reserve; (ii) $23 million representing the ASC 815/825 adjustments and the unrealized portion of net income from equity investments accounted for under the equity method, to the Cumulative Revaluation Adjustments account; (iii) $417 million to the Ordinary Reserve; (iv) $120 million to ADF; and (v) $40 million to TASF.

The restatement of the capital stock for purposes of these financial statements on the basis of the SDR instead of the 1966 dollar *(Note B)* resulted in a net charge of $1 million to the Ordinary Reserve during the year ended 31 December 2013 (net credit of $5 million – 2012). That charge is the increase in the value of the matured and paid-in capital subscriptions caused by the change during the year in the value of the SDR in relation to the US dollar not allocated to members as notional maintenance of value adjustments in accordance with resolutions of the Board of Directors.

continued

Cumulative Revaluation Adjustments Account

In May 2002, the Board of Governors approved the allocation of net income representing the cumulative net unrealized gains (losses) on derivatives, as required by ASC 815 to a separate category of Reserves – Cumulative Revaluation Adjustments Account. Beginning 2008, the unrealized portion of net income from equity investments accounted under equity method is also transferred to this account. During 2013, the 2012 net unrealized losses on derivatives of $331 million (net unrealized gains of $6 million – 2012) and net gains from equity investments accounted for under the equity method of $9 million ($17 million – 2012) resulted in a debit balance in the Cumulative Revaluation Adjustments account at 31 December 2013 of $38 million (credit balance of $284 million – 2012).

Special Reserve

The Special Reserve includes commissions on loans and guarantee fees received which are required to be set aside pursuant to Article 17 of the Charter to meet liabilities on guarantees. For the year ended 31 December 2013, guarantee fees amounting to $18 million ($18 million – 2012) were appropriated to Special Reserve.

Loan Loss Reserve

ADB sets aside Loan Loss Reserve as part of Capital and Reserves to be used as a basis for capital adequacy against the estimated expected loss in ADB's sovereign and nonsovereign loans and guarantees portfolio. The loan loss reserve is estimated based on expected loss using ADB's credit risk model net of allowance for loan losses recorded in the balance sheet.

In 2013, the loan loss reserve requirement was $261 million ($194 million – 2012).

Surplus

Surplus represents funds for future use to be determined by the Board of Governors. In 2013, the Board approved the transfer of $67 million from Surplus to the Ordinary Reserve.

Accumulated Other Comprehensive Income (Loss)

Comprehensive income (loss) has two major components: net income (loss) and other comprehensive income (loss) comprising gains and losses affecting equity that, under US GAAP, are excluded from net income (loss). Other comprehensive income (loss) includes items such as unrealized gains and losses on financial instruments classified as available for sale, translation adjustments, and pension and post-retirement liability adjustment.

The changes in Accumulated Other Comprehensive Loss balances for the years ended 31 December 2013 and 2012 were as follows:

($ million)

	Accumulated Translation Adjustments		Unrealized Holding Gains: Investments		Unrealized Holding Gains: Equity Investments		Pension/Postretirement Liability Adjustments		Accumulated Other Comprehensive Loss	
	2013	2012	2013	2012	2013	2012	2013	2012	2013	2012
Balance, 1 January	$ 106	$ 144	$ 395	$ 390	$ 214	$ 228	$ (1,513)	$ (1,183)	$ (798)	$ (421)
Other comprehensive (loss) income before reclassifications	(162)	(38)	(261)	31	(34)	74	630	(393)	173	(326)
Amounts reclassified from accumulated other comprehensive loss	–	–	(11)	(26)	(106)	(88)	101	63	(16)	(51)
Net current-period other comprehensive (loss) income	$ (162)	(38)	$ (272)	$ 5	$ (140)	$ (14)	$ 731	$ (330)	$ 157	$ (377)
Balance, 31 December	**$ (56)**	**$ 106**	**$ 123**	**$ 395**	**$ 74**	**$ 214**	**$ (782)**	**$ (1,513)**	**$ (641)**	**$ (798)**

continued

NOTE N—INCOME AND EXPENSES

Total income from loans for the year ended 31 December 2013 was $646 million ($770 million – 2012). The average yield on the loan portfolio during the year was 1.31% (1.56% – 2012), including premium received on prepayment and other loan income.

Total income from investments including net realized gains on sales, net unrealized gains on derivatives, and interest earned for securities transferred under repurchase agreements and resale arrangements for the year ended 31 December 2013 was $367 million ($434 million – 2012). The annualized rate of return on the average investments held during the year, based on the portfolio held at the beginning and end of each month, was 1.43% (1.69% – 2012) excluding unrealized gains and losses on investments and 0.37% (1.70% – 2012) including unrealized gains and losses on investments.

Total income from equity investment operations, including net realized gains, resulted in a net income of $186 million ($118 million – 2012) for the year ended 31 December 2013. This included a total of $6 million (net gain of $34 million – 2012) share in the net loss of investee companies accounted for under the equity method, dividend income of $7 million ($5 million – 2012), gains from divestments of $178 million ($90 million – 2012) and $9 million (nil – 2012) miscellaneous fees. These were offset by $2 million ($10 million – 2012) other than temporary impairment losses.

Income from other sources primarily included income received as executing agency amounting to $11 million ($10 million – 2012), and other miscellaneous income amounting to $8 million ($8 million – 2012).

Total borrowing expense of $394 million ($504 million – 2012) consisted of interest expense and other related expenses such as amortization of issuance costs, while the average cost of borrowings outstanding after swaps was 0.51% (0.91% – 2012).

Total depreciation expense incurred for the year ended 31 December 2013 amounted to $21 million ($23 million – 2012).

ADB leases office spaces and other assets. Rental expenses under operating leases for the years ended 31 December 2013 and 2012 were $11 million and $10 million, respectively. The minimum rental payments required under operating leases that have initial or noncancelable lease terms in excess of one year as of 31 December 2013 are as follows:

($ million)

Year ending 31 December	Minimum future rentals
2014	4
2015	3
2016	2
2017	1
Later years	1

Administrative expenses (other than those pertaining directly to ordinary operations and special operations) for the year ended 31 December 2013 were apportioned between OCR and ADF in proportion to the relative volume of operational activities. Of the total administrative expenses of $730 million ($655 million – 2012), $305 million ($283 million – 2012) was charged to ADF. The balance of administrative expenses after allocation charged to OCR was reduced by the deferral of direct loan origination costs of $14 million ($21 million – 2012) related to new loans made effective for the year ended 31 December 2013 *(Note B)*.

continued

For the year ended 31 December 2013, net write back of $6 million (net loss provision of $7 million – 2012) consisted of $4 million additional loan loss provision ($12 million – 2012) and $10 million ($5 million – 2012) write backs.

The following table provides information on the unrealized gains or losses included in income for the years ended 31 December 2013 and 2012:

($ million)

	2013	2012
Unrealized gains (losses) on:		
Borrowings and related swaps	$ 83	$ (381)
Investments related swaps	16	27
Loans related swaps	42	22
Equity investments	3	–
Translation adjustments of non-functional currencies	6	1
Total	**$ 150**	**$ (331)**

NOTE O—RELATED PARTY TRANSACTIONS

At 31 December 2013 and 2012, ADB had the following net receivables from special funds and externally funded trust funds under ADB administration (Agency Trust Funds) resulting from administrative arrangements and operating activities which are included in Miscellaneous under OTHER ASSETS and ACCOUNTS PAYABLE AND OTHER LIABILITIES:

($ million)

	2013	2012
Amounts receivable from:		
Asian Development Fund	$ 35	$ 38
Special Funds	1	0
Agency Trust Funds—net	0	2
Staff Retirement Plan	–	2
Total	**$ 36**	**$ 42**

0 = less than $0.5 million

As of 31 December 2013 and 2012, the related parties include other special funds consisting of TASF, Japan Special Fund, ADB Institute, Pakistan Earthquake Fund, RCIF, CCF, Asian Pacific Disaster Response Fund, FSDPSF, and ASEAN Infrastructure Fund.

NOTE P—STAFF RETIREMENT PLAN AND POSTRETIREMENT MEDICAL BENEFITS

Staff Retirement Plan

ADB has a contributory defined benefit Staff Retirement Plan (the Plan). Every employee, as defined under the Plan, shall, as a condition of service, become a participant from the first day of service, provided that at such a date, the employee has not reached the normal retirement age of 60. The Plan applies also to members of the Board of Directors who elect to join the Plan. Retirement benefits are based on length of service and the highest average two years remuneration during eligible service. The Plan assets are segregated in a separate fund. The costs of administering the Plan are absorbed by ADB, except for fees

continued

paid to the investment managers and related charges, including custodian fees, which are borne by the Plan.

Participants hired on or before 30 September 2006 are required to contribute 9 1/3% of their salary to the Plan while those hired after that date are not required to contribute to the plan. Participants may also make discretionary contributions. ADB's contribution is determined at a rate sufficient to cover that part of the costs of the Plan not covered by the participants' contributions.

Expected Contributions

ADB's contribution to the SRP varies from year to year, as determined by the Pension Committee, which bases its judgment on the results of annual actuarial valuations of the assets and liabilities of the SRP. ADB is expected to contribute $48 million to the Plan for 2014 based on budgeted contribution of 21%.

ADB's staff members are expected to contribute $58 million representing participants' mandatory contribution of $11 million and discretionary contributions of $47 million.

Investment Strategy

Contributions in excess of current benefits payments are invested in international financial markets and in a variety of investment vehicles. The Plan employs seven external asset managers and one global custodian who function within the guidelines established by the Plan's Investment Committee. The investment of these assets, over the long term, is expected to produce higher returns than short-term investments. The investment policy incorporates the Plan's package of desired investment return and tolerance for risk, taking into account the nature and duration of the Plan's liabilities. The Plan's assets are diversified among different markets and different asset classes. The use of derivatives for speculation, leverage or taking risks is prohibited. Selected derivatives are used for hedging and transactional efficiency purposes.

The Plan's investment policy is periodically reviewed and revised to reflect the best interest of the Plan's participants and beneficiaries. The current policy, adopted in January 2011, specifies an asset-mix structure of 70% of assets in equities and 30% in fixed income securities. At present, investments of the Plan's assets are divided into three categories: US equity, Non-US equity, and Global fixed income. The Plan's long-term target asset-mix is 40% US equity, 30% non-US equity and 30% global fixed income.

For the year ended 31 December 2013 the net return on the Plan assets was 16.7% (13.6% – 2012). ADB expects the long-term rate of return on the assets to be 7.5% (7.5% – 2012).

Assumptions

The assumed overall rate of return takes into account long-term return expectations of the underlying asset classes within the investment portfolio mix, and the expected duration of the Plan's liabilities. Return expectations are forward looking and, in general, not much weight is given to short-term experience. Unless there is a drastic change in investment policy or market environment, as well as in the liability/benefit policy side, the assumed investment return of 7.5% on the Plan's assets is expected to remain broadly the same, year to year.

Actuarial assumptions based on the 2005-2009 experience were used as the basis for the actuarial valuation as of 31 December 2013 and 2012. These include rates of withdrawal, incapacity retirement rates, mortality rates, percent of international staff who commute, currency reserve, and pattern of discretionary benefits withdrawal.

continued

Postretirement Medical Benefits Plan

In 1993, ADB adopted a cost-sharing plan for retirees' medical insurance premiums. Under the plan, ADB is obligated to pay 75% of the Group Medical Insurance Plan premiums for retirees, including retired members of the Board of Directors, and their eligible dependents who elected to participate. The cost-sharing plan is currently unfunded.

Generally accepted accounting principles require an actuarially determined assessment of the periodic cost of postretirement medical benefits.

The following table sets forth the pension and postretirement medical benefits at 31 December 2013 and 2012:

($ million)

	Pension Benefits		Postretirement Medical Benefits	
	2013	2012	2013	2012
Change in projected benefit obligation:				
Projected benefit obligation at beginning of year	$ 3,096	$ 2,527	$ 421	$ 323
Service cost	89	68	25	18
Interest cost	136	130	19	17
Plan participants' contributions	70	65	–	–
Actuarial loss (gain)	(345)	400	(126)	66
Benefits paid	(111)	(94)	(5)	(3)
Projected benefit obligation at end of year	$ 2,935	$ 3,096	$ 334	$ 421
Change in plan assets:				
Fair value of plan assets at beginning of year	$ 1,641	$ 1,378	$ –	$ –
Actual return on plan assets	280	189	–	–
Employer's contribution	141	103	5	3
Plan participants' contributions	70	65	–	–
Benefits paid	(111)	(94)	(5)	(3)
Fair value of plan assets at end of year	$ 2,021	$ 1,641	$ –	$ –
Funded status	$ (914)	$ (1,455)	$ (334)	$ (421)
Amounts recognized in the Balance sheet consist of:				
Current liabilities	–	–	(6)	(7)
Noncurrent liabilities	(914)	(1,455)	(328)	(414)
Net amount recognized	$ (914)	$ (1,455)	$ (334)	$ (421)
Amounts recognized in the Accumulated other comprehensive income consist of:				
Net actuarial loss	$ 762	$ 1,359	$ 20	$ 154
Prior service cost (credit)	–	–	–	–
Total amount recognized	$ 762	$ 1,359	$ 20	$ 154
Weighted-average assumptions as of 31 December				
Discount rate	5.00%	4.30%	5.00%	4.30%
Expected return on plan assets	7.50%	7.50%	N/A	N/A
Rate of compensation increase varies with age and averages	4.00%	4.00%	N/A	4.00%

continued

For measurement purposes, a 7.0% annual rate of increase in the per capita cost of covered health care benefits was assumed for the valuation as of 31 December 2013 and 2012. The rate was assumed to decrease gradually to 5.0% through 2021 (5.0% through 2020 – 2012) and remain at the level thereafter.

The following table summarizes the benefit costs associated with pension and postretirement medical benefits for the year ended 31 December 2013 and 2012:

($ million)

	Pension Benefits		Postretirement Medical Benefits	
	2013	2012	2013	2012
Components of net periodic benefit cost:				
Service cost	$ 89	$ 68	$ 26	$ 18
Interest cost	136	129	19	17
Expected return on plan assets	(120)	(115)	–	–
Amortization of prior service cost	–	–	–	–
Recognized actuarial loss	92	58	8	5
Net periodic benefit cost	**$ 197**	**$ 140**	**$ 53**	**$ 40**

The accumulated benefit obligation of the pension plan as of 31 December 2013 was $2,754 million ($2,883 million – 2012).

The estimated net loss for the defined benefit pension plans that will be amortized from accumulated other comprehensive income into net periodic benefit cost over the next fiscal year amounted to $57 million. There was no estimated net loss for the other postretirement benefits plan that will be amortized from accumulated other comprehensive income into net periodic benefit cost over the next fiscal year.

A one-percentage-point change in assumed health care trend rates would have the following effects:

($ million)

	1-Percentage-Point Increase	1-Percentage-Point Decrease
Effect on total service and interest cost components	$ 11	$ (11)
Effect on postretirement benefit obligation	72	(56)

Estimated Future Benefits Payments

The following table shows the benefit payments expected to be paid in each of the next five years and subsequent five years. The expected benefit payments are based on the same assumptions used to measure the benefit obligation at 31 December 2013:

($ million)

	Pension Benefits	Postretirement Medical Benefits
2014	$ 114	$ 7
2015	118	7
2016	128	8
2017	134	9
2018	142	10
2019–2023	875	67

OCR-9

continued

Fair Value Disclosure

The fair value of the plan asset's financial instruments measured at fair value on a recurring basis as of 31 December 2013 and 2012 were reported based on the following:

($ million)

		Fair Value Measurements		
	31 December 2013	**Level 1**	**Level 2**	**Level 3**
Cash and cash equivalents	$ 31	$ –	$ 31	$ –
Common/preferred stocks	479	479	–	0
Investment funds	986	986	–	–
Government or government-guaranteed securities	253	251	0	2
Corporate debt securities	206	202	3	1
Mortgage/Asset-backed securities:				
Mortgage-backed securities	35	12	23	0
Collateralized mortgage obligations	10	–	5	5
Asset-backed securities	1	–	1	0
Short term investments	32	9	23	–
Derivatives	0	0	0	–
Other asset/liabilities[a]—net	(12)	–	(12)	–
Total fair value of plan assets	$ 2,021	$ 1,939	$ 74	$ 8

[a] Incudes receivables and liabilities carried at amounts that approximate fair value.
0 = less than $0.5 million

($ million)

		Fair Value Measurements		
	31 December 2012	**Level 1**	**Level 2**	**Level 3**
Cash and cash equivalents	$ 55	$ –	$ 55	$ –
Common/preferred stocks	384	384	–	0
Investment funds	676	676	–	–
Government or government-guaranteed securities	200	193	7	–
Corporate debt securities	198	179	9	10
Mortgage/Asset-backed securities:				
Mortgage-backed securities	59	32	27	0
Collateralized mortgage obligations	4	0	2	2
Asset-backed securities	1	–	1	–
Short term investments	88	21	67	–
Derivatives	(1)	0	(1)	0
Other asset/liabilities[a]—net	(23)	–	(23)	–
Total fair value of plan assets	$ 1,641	$ 1,485	$ 144	$ 12

[a] Incudes receivables and liabilities carried at amounts that approximate fair value.
0 = less than $0.5 million

OCR-9

continued

The Plan's investment committee and SRP investment unit meet periodically and are involved in overseeing the activities and performance of the investment portfolios. The fair value of the Plan investments is provided by the Plan's global custodian from various independent pricing providers. The accounting division in coordination with data management unit of treasury services division evaluates the fair value in determining the hierarchy level. All investments including equity securities, fixed income securities and derivatives are provided by independent pricing providers. Equity securities include common and preferred stocks and mutual funds. Fixed income securities include government or government-guaranteed securities, corporate obligations, asset and mortgage-backed securities, and short-term investments. Derivatives include futures, swaps and currency forward contracts.

The table below provides details of transfers between Levels 1 and 2 for the years ended 31 December 2013 and 2012:

($ million)

	2013		2012	
	Level 1	Level 2	Level 1	Level 2
Investments				
Government or government-guaranteed securities				
Transfers into (out of)	$ 4	$ (4)	$ (4)	$ 4
Corporate debt securities				
Transfers into (out of)	4	(4)	14	(14)
Mortgaged/asset-backed securities				
Transfers (out of) into	(1)	1	(16)	16
	$ 7	$ (7)	$ (6)	$ 6

The inter-level transfers are attributed to the availability of market quotes.

The following tables present the changes in the carrying amounts of ADB's pension plan Level 3 financial assets and financial liabilities for the years ended 31 December 2013 and 2012:

($ million)

	Investments				
	Common / preferred stocks	Government or gov't.-guaranteed securities	Corporate debt securities	Mortgage / Asset-backed securities	Derivatives
Balance, 31 December 2012	$ 0	$ –	$ 10	$ 2	$ 0
Total realized/unrealized (losses)/gains in:					
Net decrease in net assets available for benefits	(0)	(0)	(0)	(0)	(0)
Purchases	–	2	1	6	–
Sales/Maturities	(0)	–	(9)	(1)	–
Settlement and others	–	–	(0)	(1)	–
Transfers into Level 3	–	–	–	0	–
Balance, 31 December 2013	$ 0	$ 2	$ 1	$ 5	$ –
Total unrealized gains (losses) included in income related to financial assets liabilities still held at the reporting date	$ 0	$ (0)	$ (0)	$ (0)	$ –

0 = less than $0.5 million

continued

($ million)

	Investments				
	Common / preferred stocks	Government or gov't.-guaranteed securities	Corporate debt securities	Mortgage / Asset-backed securities	Derivatives
Balance, 31 December 2011	$ 0	$ 5	$ 6	$ 7	$ 0
Total realized/unrealized (losses)/gains in:					
Net increase (decrease) in net assets available for benefits	0	0	0	0	(0)
Purchases	–	–	2	–	–
Sales/Maturities	–	(4)	(0)	(0)	–
Settlement and others	–	–	(0)	(2)	–
Transfers (out of) into Level 3	–	(1)	2	(3)	–
Balance, 31 December 2012	$ 0	–	$ 10	$ 2	$ 0
Total unrealized gains included in income related to financial assets liabilities still held at the reporting date	$ 0	$ –	$ 0	$ 0	$ 0

0 = less than $0.5 million

Transfers into and out of Level 3 in 2013 and 2012 are due to the availability of market observable inputs.

continued

NOTE Q—OTHER FAIR VALUE DISCLOSURES

The carrying amounts and estimated fair values of ADB's financial instruments as of 31 December 2013 and 2012 are summarized below:

($ million)

	2013		2012	
	Carrying Amount	Estimated Fair Value	Carrying Amount	Estimated Fair Value
On-balance sheet financial instruments:				
ASSETS:				
Due from banks	$ 316	$ 316	$ 263	$ 263
Investments (Note D)	24,452	24,452	23,778	23,778
Securities transferred under repurchase agreements (Note E)	592	592	348	348
Securities purchased under resale arrangements	306	306	334	334
Loans outstanding (Note F)	53,088	53,870	52,837	54,082
Equity investments carried at fair value (Note H)	120	120	271	271
Receivable from swaps - borrowings (Note I)	27,322	27,322	29,419	29,419
Receivable from swaps - investments (Note I)	7,095	7,095	8,510	8,510
Receivable from swaps - loans (Note I)	626	626	601	601
Swap related collateral (Note I)	633	633	2,155	2,155
Future guarantee receivable (Note G)	32	32	22	22
LIABILITIES:				
Borrowings (Note K)	61,630	62,260	64,780	65,840
Payable for swaps - borrowings (Note I)	27,341	27,341	25,174	25,174
Payable for swaps - investments (Note I)	6,428	6,428	8,282	8,282
Payable for swaps - loans (Note I)	578	578	636	636
Payable under securities repurchase agreements (Note E)	602	602	350	350
Swap related collateral (Note I)	633	633	2,155	2,155
Guarantee liability (Note G)	32	32	22	22

As of 31 December 2013 and 2012, ADB has no material assets or liabilities measured at fair value on a non-recurring basis.

NOTE R—SPECIAL AND OTHER FUNDS

ADB's operations include special operations, which are financed from special funds resources. The OCR and special funds resources are at all times used, committed, and invested entirely separately from each other. The Board of Governors may approve allocation of the net income of OCR to special funds, based on the funding and operational requirements for the funds. The administrative and operational expenses pertaining to the OCR and special funds are charged to the respective special funds. The administrative expenses of ADB are allocated amongst OCR and special funds and are settled regularly between the OCR and the special funds.

continued

In addition, ADB, alone or jointly with donors, administers on behalf of the donors, including members of ADB, their agencies and other development institutions, projects/programs supplementing ADB's operations. Such projects/programs are funded with external funds administered by ADB and with external funds not under ADB's administration (referred as trust funds). ADB charges administrative fees for external funds administered by ADB. The trust funds are restricted for specific uses including technical assistance to borrowers and for regional programs, grants for projects, and loans. The responsibilities of ADB under these arrangements range from project processing to project implementation including the facilitation of procurement of goods and services. These funds are held in trust with ADB, and are held in a separate investment portfolio. The assets of trust funds are not commingled with ADB's resources, nor are they included in the assets of ADB.

Special funds and trust funds are not included in the assets of OCR. The breakdown as of 31 December 2013 and 2012 is as follows:

($ million)

	2013		2012	
	Total Net Assets	**No.**	**Total Net Assets**	**No.**
Special Funds				
Asian Development Fund	$ 33,359	1	$ 33,346	1
Technical Assistance Special Fund	330	1	141	1
Japan Special Fund	100	1	98	1
Asian Development Bank Institute	9	1	10	1
Pakistan Earthquake Fund	18	1	4	1
Regional Cooperation and Integration Fund	5	1	2	1
Climate Change Fund	14	1	8	1
Asia Pacific Disaster Response Fund	5	1	10	1
Financial Sector Development Partnership Special Fund	7	1	–	–
Subtotal	33,847	9	33,619	8
Trust Funds (including project specific cofinancing)	2,179	100	1,752	92
Total	**$ 36,026**	**109**	**$ 35,371**	**100**

During the year ended 31 December 2013, a total of $9 million ($10 million – 2012) was recorded as compensation for administering projects/programs. The amount has been included in REVENUE From other sources—net.

continued

NOTE S—VARIABLE INTEREST ENTITIES

An entity is subject to the ASC 810 variable interest entity (VIE) Subsections and is considered a VIE if it (i) lacks equity that is sufficient to permit the entity to finance its activities without additional subordinated financial support from other parties; or (ii) if holders of the equity investment at risk lack decision-making rights about the entity's activities that most significantly impact the entity's economic performance; or do not have the obligation to absorb the expected losses or the right to receive the expected residual returns of the entity.

A VIE is consolidated by the primary beneficiary, which is the party that has the power to direct the VIE's activities that most significantly impact its economic performance and the obligation to absorb losses of or the right to receive benefits from the VIE that could potentially be significant to the VIE.

As of 31 December 2013, ADB did not identify any VIE in which ADB is the primary beneficiary, requiring consolidation in OCR financial statements. ADB may hold variable interests in VIE, which require disclosures.

The review of ADB's loan, equity investments, and guarantee portfolio, has identified 20 (29 – 2012) investments in VIEs in which ADB is not the primary beneficiary. These non-consolidated VIEs are operating entities where the total equity invested is considered insufficient to finance its activities without additional subordinated financial support. These VIEs are in the finance, telecommunication, and energy sectors.

ADB's involvement with these non-consolidated VIEs includes loans, guarantees and equity investments. Based on the most recent available data from these VIEs at 31 December 2013, the assets of these non-consolidated VIEs totaled $4,194 million ($59,671 million – 2012).

The table below shows the carrying value of ADB interests in the non-consolidated VIEs and the maximum exposure to loss of these interests. For guarantees, the maximum exposure is the notional amount of such guarantee.

($ million)

	2013	2012
Carrying value of the ADB's Variable Interests		
Assets	$ 870	$ 1,117
Liabilities	5	7
Maximum Exposure to Loss in Nonconsolidated VIEs		
Loans	$ 737	$ 937
Equity Investments	159	226
Guarantees	100	133
Total	**$ 996**	**$ 1,296**
No. of VIEs	**20**	**29**
Total Assets of the Entities	**$ 4,194**	**$ 59,671**

continued

NOTE T—SEGMENT REPORTING

Based on an evaluation of OCR's operations, management has determined that OCR has only one reportable segment since OCR does not manage its operations by allocating resources based on a determination of the contribution to net income from individual borrowers.

The following table presents OCR's loan, guarantee and equity investments outstanding balances and associated revenue, by geographic region, as of and for the years ended 31 December 2013 and 2012:

($ million)

	2013		2012	
Country	**Outstanding Balance**	**Revenue**	**Outstanding Balance**	**Revenue**
People's Republic of China	$ 13,996	$ 215	$ 13,430	$ 200
Indonesia	8,741	140	9,590	172
India	12,311	90	11,685	124
Philippines	4,977	50	6,347	77
Pakistan	5,192	48	5,425	59
Others	10,470	131	9,214	195
Total	**$ 55,687**	**$ 674**	**$ 55,691**	**$ 827**

Revenue comprises income from loan charges, earnings from equity investments, and guarantee fees.

For the year ended 31 December 2013, sovereign loans to three countries (three – 2012) generated in excess of 10 percent of revenue; this amounted to $172 million, $133 million, and $79 million ($189 million, $163 million, and $104 million – 2012).

NOTE U—SUBSEQUENT EVENTS

ADB has evaluated subsequent events after 31 December 2013 through 12 March 2014, the date these Financial Statements are available for issuance. During this period, ADB has raised additional borrowings of approximately $3,396 million in various currencies.

ASIAN DEVELOPMENT FUND
MANAGEMENT'S REPORT ON INTERNAL CONTROL OVER FINANCIAL REPORTING

The management of Asian Development Bank ("ADB") is responsible for establishing and maintaining adequate internal control over financial reporting. ADB's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of special purpose financial statements in accordance with accounting policies as described in Note B of the special purpose financial statements.

ADB's internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of ADB; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with accounting policies as described in Note B of the special purpose financial statements, and that receipts and expenditures of ADB are being made only in accordance with authorizations of management and directors of ADB; and (iii) provide reasonable assurance regarding prevention or timely detection and correction of unauthorized acquisition, use, or disposition of ADB's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

ADB's management assessed the effectiveness of ADB's internal control over financial reporting as of 31 December 2013. In making this assessment, ADB's management used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission in *Internal Control – Integrated Framework (1992)*. Based on that assessment, management believes that as of 31 December 2013, ADB's internal control over financial reporting is effective based upon the criteria established in *Internal Control – Integrated Framework (1992)*.

Takehiko Nakao
President

Thierry de Longuemar
Vice-President (Finance and Risk Management)

Simon T. Bradbury
Controller

12 March 2014

Deloitte.

Deloitte & Touche LLP
Unique Entity No. T08LL0721A
6 Shenton Way #32-00
OUE Downtown 2
Singapore 068809

Tel: +65 6224 8288
Fax: +65 6538 6166
www.deloitte.com/sg

INDEPENDENT AUDITORS' REPORT

To the Board of Directors and the Board of Governors of Asian Development Bank

We have audited management's assertion, included in the accompanying Management's Report on Internal Control over Financial Reporting, that Asian Development Bank ("ADB") maintained effective internal control over financial reporting as of December 31, 2013, based on the criteria established in Internal Control — *Integrated Framework (1992)* issued by the Committee of Sponsoring Organizations of the Treadway Commission. ADB's management is responsible for maintaining effective internal control over financial reporting and for its assertion of the effectiveness of internal control over financial reporting, included in the accompanying Management's Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on management's assertion based on our audit.

We conducted our audit in accordance with attestation standards established by the American Institute of Certified Public Accountants. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audit also included performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

ADB's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of special purpose financial statements in accordance with accounting policies as described in Note B to the special purpose financial statements. ADB's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of ADB; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with accounting policies as described in Note B to the special purpose financial statements, and that receipts and expenditures of ADB are being made only in accordance with authorizations of management and directors of ADB; and (3) provide reasonable assurance regarding prevention or timely detection and correction of unauthorized acquisition, use, or disposition of ADB's assets that could have a material effect on the financial statements.

Deloitte.

Because of the inherent limitations of internal control over financial reporting, including the possibility of collusion or improper management override of controls, material misstatements due to error or fraud may not be prevented or detected and corrected on a timely basis. Also, projections of any evaluation of the effectiveness of the internal control over financial reporting to future periods are subject to the risk that the controls may become inadequate because of changes in conditions or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, management's assertion that ADB maintained effective internal control over financial reporting as of December 31, 2013, is fairly stated, in all material respects, based on the criteria established in Internal Control — *Integrated Framework (1992)* issued by the Committee of Sponsoring Organizations of the Treadway Commission.

We have also audited, in accordance with auditing standards generally accepted in the United States of America, the accompanying special purpose statement of assets, liabilities, and fund balances of Asian Development Bank ("ADB") – Asian Development Fund as of December 31, 2013 and 2012, and the related special purpose statements of revenue and expenses, comprehensive income, changes in fund balances and cash flows for the years then ended and the related notes to the special purpose financial statements. Our report dated March 12, 2014 expressed an unqualified opinion on those special purpose financial statements.

Deloitte & Touche LLP

Public Accountants and
Chartered Accountants
Singapore

March 12, 2014

Deloitte.

Deloitte & Touche LLP
Unique Entity No. T08LL0721A
6 Shenton Way #32-00
OUE Downtown 2
Singapore 068809

Tel: +65 6224 8288
Fax: +65 6538 6166
www.deloitte.com/sg

INDEPENDENT AUDITORS' REPORT

To the Board of Directors and the Board of Governors of Asian Development Bank

We have audited the accompanying special purpose statements of assets, liabilities, and fund balances of Asian Development Bank ("ADB") – Asian Development Fund as of December 31, 2013 and 2012, and the related special purpose statements of revenue and expenses, comprehensive income, changes in fund balances, and cash flows for the years then ended, and the related notes to the special purpose financial statements.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these special purpose financial statements in accordance with the accounting policies described in Note B to the special purpose financial statements. Management is also responsible for the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditors' Responsibility

Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the special purpose financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

Deloitte.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the special purpose financial statements referred to above present fairly, in all material respects, the assets, liabilities, and fund balances of ADB – Asian Development Fund as of December 31, 2013 and 2012, and its revenues and expenses and cash flows for the years then ended, in accordance with the accounting policies described in Note B to the special purpose financial statements.

Basis of Accounting

We draw attention to Note B to the special purpose financial statements, which describes the basis of accounting. The financial statements are prepared by ADB – Asian Development Fund in accordance with the accounting policies described in Note B to the special purpose financial statements, which is a basis of accounting other than accounting principles generally accepted in the United States of America. Our opinion is not modified with respect to this matter.

Report on Management's Assertion on Internal Control over Financial Reporting

We have also audited, in accordance with attestation standards established by the American Institute of Certified Public Accountants, management's assertion that ADB maintained effective internal control over financial reporting as of December 31, 2013, based on the criteria established in Internal Control — *Integrated Framework (1992)* issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated March 12, 2014 expressed an unqualified opinion on management's assertion that ADB maintained effective internal control over financial reporting.

Restriction on Use

This report is intended solely for the information and use of the Board of Governors, Board of Directors, management, and members of the ADB and is not intended to be used and should not be used by anyone other than these specified parties.

Deloitte & Touche LLP

Public Accountants and
Chartered Accountants
Singapore

12 March 2014

ADF-1

ASIAN DEVELOPMENT BANK—ASIAN DEVELOPMENT FUND
SPECIAL PURPOSE STATEMENT OF ASSETS, LIABILITIES, AND FUND BALANCES
31 December 2013 and 2012

Expressed in Millions of US dollars

	2013		2012	
ASSETS				
DUE FROM BANKS		$ 3		$ 85
INVESTMENTS (Notes C and K)				
Government or government-guaranteed obligations	$ 5,561		$ 4,667	
Time deposits	1,159	6,720	1,512	6,179
SECURITIES PURCHASED UNDER RESALE ARRANGEMENTS (Note C)		246		340
LOANS OUTSTANDING (ADF-6) (Notes D and K)				
Sovereign	28,680		29,165	
Less—allowance for HIPC Debt Relief	74	28,606	78	29,087
ACCRUED REVENUE				
On investments	42		48	
On loans	72	114	70	118
OTHER ASSETS (Note F)		289		231
TOTAL		**$ 35,978**		**$ 36,040**
LIABILITIES AND FUND BALANCES				
PAYABLE TO RELATED FUNDS (Note E)		$ 35		$ 38
ADVANCE PAYMENTS ON CONTRIBUTIONS (Note F)		272		207
UNDISBURSED COMMITMENTS (Notes J and K)		2,312		2,449
TOTAL LIABILITIES		2,619		2,694
FUND BALANCES (ADF-4)				
Contributions received (ADF-7)				
Contributed resources (Note F)	$ 33,568		$ 35,592	
Unamortized discount	(69)		(54)	
	33,499		35,538	
Set-aside resources (Note H)	73		73	
Transfers from Ordinary Capital Resources and Technical Assistance Special Fund	1,344		1,224	
	34,916		36,835	
Nonnegotiable, noninterest-bearing demand obligations on account of contribution (Note F)	(2,106)		(2,329)	
Accumulated surplus	1,049		1,385	
Accumulated other comprehensive loss (Note I)	(500)	33,359	(2,545)	33,346
TOTAL		**$ 35,978**		**$ 36,040**

The accompanying notes are an integral part of these special purpose financial statements (ADF-8).

ASIAN DEVELOPMENT BANK—ASIAN DEVELOPMENT FUND
SPECIAL PURPOSE STATEMENT OF REVENUE AND EXPENSES
For the Years Ended 31 December 2013 and 2012
Expressed in Millions of US dollars

	2013		2012	
REVENUE				
From loans (Note D)	$ 402		$ 315	
From investments (Note C)	59	$ 461	83	$ 398
EXPENSES				
Grants (Note J)	448		384	
Administrative expenses (Note G)	305		283	
Amortization of discounts on contributions	16	769	15	682
NET REALIZED GAINS FROM INVESTMENTS (Includes amount reclassified from other comprehensive income on unrealized holding gains of $0 – 2013, $1 – 2012)		0		1
NET UNREALIZED (LOSSES) GAINS		(28)		25
REVENUE LESS THAN EXPENSES		**$ (336)**		**$ (258)**

0 = less than $0.5 million.

The accompanying notes are an integral part of these special purpose financial statements (ADF-8).

ASIAN DEVELOPMENT BANK—ASIAN DEVELOPMENT FUND
SPECIAL PURPOSE STATEMENT OF COMPREHENSIVE INCOME
For the Years Ended 31 December 2013 and 2012
Expressed in Millions of US dollars

	2013				2012			
REVENUE LESS THAN EXPENSES (ADF-2)			$	(336)			$	(258)
Other comprehensive income (Note I)								
Currency translation adjustments	$	2,090			$	1,280		
Unrealized investment holding losses		(45)		2,045		(12)		1,268
COMPREHENSIVE INCOME			**$**	**1,709**			**$**	**1,010**

The accompanying notes are an integral part of these special purpose financial statements (ADF-8).

ASIAN DEVELOPMENT BANK—ASIAN DEVELOPMENT FUND
SPECIAL PURPOSE STATEMENT OF CHANGES IN FUND BALANCES
For the Years Ended 31 December 2013 and 2012
Expressed in Millions of US dollars

	Contributed Resources	Set-Aside Resources	Transfers from OCR & TASF	Nonnegotiable, Noninterest-bearing Demand Obligations	Accumulated Surplus	Accumulated Other Comprehensive Loss	Total
Balance, 1 January 2012	**$ 36,450**	**$ 73**	**$ 1,104**	**$ (2,402)**	**$ 1,643**	**$ (3,813)**	**$ 33,055**
Comprehensive income for the year 2012 (Note I)					(258)	1,268	1,010
Change in amounts available for operational commitments							
Contributed Resources	(923)						(923)
Unamortized Discount	11						11
Change in nonnegotiable, noninterest-bearing demand obligations				73			73
Transfer from ordinary capital resources			120				120
Balance, 31 December 2012	**$ 35,538**	**$ 73**	**$ 1,224**	**$ (2,329)**	**$ 1,385**	**$ (2,545)**	**$ 33,346**
Comprehensive income for the year 2013 (Note I)					(336)	2,045	1,709
Change in amounts available for operational commitments							
Contributed Resources	(2,024)						(2,024)
Unamortized Discount	(15)						(15)
Change in nonnegotiable, noninterest-bearing demand obligations				223			223
Transfer from ordinary capital resources			120				120
Balance, 31 December 2013	**$ 33,499**	**$ 73**	**$ 1,344**	**$ (2,106)**	**$ 1,049**	**$ (500)**	**$ 33,359**

The accompanying notes are an integral part of these special purpose financial statements (ADF-8).

ASIAN DEVELOPMENT BANK—ASIAN DEVELOPMENT FUND
SPECIAL PURPOSE STATEMENT OF CASH FLOWS
For the Years Ended 31 December 2013 and 2012
Expressed in Millions of US dollars

	2013	2012
CASH FLOWS FROM OPERATING ACTIVITIES		
Interest charges on loans received	$ 375	$ 286
Interest on investments received	106	100
Administrative expenses paid	(308)	(286)
Grants disbursed	(577)	(529)
Net Cash Used in Operating Activities	(404)	(429)
CASH FLOWS FROM INVESTING ACTIVITIES		
Sales of investments	99	24
Maturities of investments	124,637	147,082
Purchases of investments	(125,299)	(147,484)
Receipts from securities purchased under resale arrangements	84,711	100,484
Payments for securities purchased under resale arrangements	(84,664)	(100,528)
Principal collected on loans	1,677	1,111
Loans disbursed	(1,953)	(1,262)
Net Cash Used in Investing Activities	(792)	(573)
CASH FLOWS FROM FINANCING ACTIVITIES		
Contributions received and encashed[1]	1,000	961
Cash received from Ordinary Capital Resources	120	120
Net Cash Provided by Financing Activities	1,120	1,081
Effect of Exchange Rate Changes on Due from Banks	(6)	3
Net (Decrease) Increase in Due from Banks	(82)	82
Due from Banks at Beginning of Year	85	3
Due from Banks at End of Year	$ 3	$ 85
RECONCILIATION OF REVENUE LESS THAN EXPENSES TO NET CASH USED IN OPERATING ACTIVITIES:		
Revenue less than expenses (ADF-2)	$ (336)	$ (258)
Adjustments to reconcile revenue less than expenses to net cash used in operating activities:		
Amortization of discounts/premiums on investments	39	20
Amortization of discount on donor's contributions	16	15
Grants approved and effective	448	384
Capitalized charges on loans	(22)	(24)
Net gain on sales of investments	(0)	(1)
Change in disbursed grants	(585)	(557)
Change in advances under technical assistance grants	9	25
Change in accrued revenue on investments and loans	4	(8)
Change in accrued expenses	(3)	(3)
Change in other assets	(2)	3
Exchange losses (gains)—net	28	(25)
Net Cash Used in Operating Activities	$ (404)	$ (429)

0 = less than $0.5 million.

Supplementary disclosure on noncash financing activities:

[1] Nonnegotiable, noninterest-bearing demand promissory notes amounting to $991 million ($963 million – 2012) were received from contributing members.

The accompanying notes are an integral part of these special purpose financial statements (ADF-8).

ASIAN DEVELOPMENT BANK—ASIAN DEVELOPMENT FUND
SPECIAL PURPOSE SUMMARY STATEMENT OF LOANS
31 December 2013 and 2012
Expressed in Millions of US dollars

Borrowers/Guarantors[1]	Loans Outstanding	Undisbursed Balances of Effective Loans[2,3]	Loans Not Yet Effective[4]	Total Loans	Percent of Total Loans
Afghanistan	$ 684	$ 44	$ –	$ 728	1.96
Armenia	208	142	–	350	0.94
Azerbaijan	47	4	–	51	0.14
Bangladesh	6,202	1,265	462	7,929	21.36
Bhutan	184	74	–	258	0.70
Cambodia	1,063	356	35	1,454	3.92
Cook Islands	29	–	–	29	0.08
Georgia	366	241	99	706	1.90
Indonesia	1,230	36	–	1,266	3.41
Kazakhstan	6	–	–	6	0.02
Kiribati	17	15	–	32	0.09
Kyrgyz Republic	607	127	66	800	2.15
Lao People's Democratic Republic	996	190	–	1,186	3.19
Maldives	114	3	–	117	0.32
Marshall Islands	67	–	–	67	0.18
Micronesia, Federated States of	51	9	–	60	0.16
Mongolia	612	168	73	853	2.30
Myanmar	613	–	60	673	1.81
Nepal	1,545	542	252	2,339	6.30
Pakistan	5,695	362	467	6,524	17.57
Palau	3	–	2	5	0.01
Papua New Guinea	390	244	55	689	1.86
Philippines	625	–	–	625	1.68
Samoa	127	5	–	132	0.36
Solomon Islands	43	–	11	54	0.15
Sri Lanka	2,583	473	23	3,079	8.29
Tajikistan	332	7	–	339	0.91
Timor-Leste	1	8	10	19	0.05
Tonga	35	–	–	35	0.09
Tuvalu	6	–	–	6	0.02
Uzbekistan	270	358	200	828	2.23
Vanuatu	44	15	–	59	0.16
Viet Nam	3,883	1,593	346	5,822	15.68
Regional	2	2	–	4	0.01
TOTAL – 31 December 2013	$ 28,680	$ 6,283	$ 2,161	$ 37,124	100.00
Allowance for HIPC Debt Relief	(74)			(74)	
NET BALANCE – 31 December 2013	**$ 28,606**	**$ 6,283**	**$ 2,161**	**$ 37,050**	
NET BALANCE – 31 December 2012	**$ 29,087**	**$ 6,005**	**$ 1,809**	**$ 36,901**	

[1] Loans other than those made directly to a member or to its central bank have been guaranteed by the member.

[2] Loans negotiated before 1 January 1983 were denominated in current US dollars. Loans negotiated after that date are denominated in special drawing rights (SDR) for the purpose of commitment. The undisbursed portions of such SDR loans are translated into US dollars at the applicable exchange rates as of the end of a reporting period. Of the undisbursed balances, ADB has entered into irrevocable commitments to disburse various amounts totaling $44 million ($120 million - 2012).

MATURITY OF EFFECTIVE LOANS AS OF 31 DECEMBER 2013

Twelve Months Ending 31 December	Amount	Five Years Ending 31 December	Amount
2014	$ 1,299	2023	8,796
2015	1,392	2028	7,538
2016	1,499	2033	5,881
2017	1,609	2038	3,363
2018	1,693	2043	1,619
		2048	257
		2053	17
		Total	**$ 34,963**

SUMMARY OF CURRENCIES RECEIVABLE ON LOANS OUTSTANDING

Currency	2013	2012	Currency	2013	2012
Australian dollar	$ 58	$ 75	Norwegian krone	104	120
Canadian dollar	238	273	Pound sterling	233	238
Danish krone	28	28	Singapore dollar	0	0
Euro	2,040	2,062	Swedish krona	93	96
Yen	3,750	5,177	Swiss franc	115	119
Won	24	25	Baht	1	1
Ringgit	1	1	US dollar	1,944	2,088
New Zealand dollar	1	2	Special Drawing Rights[5]	20,050	18,860
			Total	**$ 28,680**	**$ 29,165**

0 = less than $0.5 million

[3] Refer to the unwithdrawn portions of effective loans as of 31 December 2013.

[4] Refer to approved loans that have not become effective as of 31 December 2013, pending borrowers' compliance with effectiveness conditions specified in the loan regulations and the loan agreements.

[5] Basket of currencies defined by the International Monetary Fund consisting of the euro, yen, pound sterling, and US dollar.

The accompanying notes are an integral part of these special purpose financial statements (ADF-8).

ASIAN DEVELOPMENT BANK—ASIAN DEVELOPMENT FUND
SPECIAL PURPOSE STATEMENT OF RESOURCES
31 December 2013
Expressed in Millions of US dollars

	Effective Amounts Committed[1]	Contributions Received
CONTRIBUTED RESOURCES		
Australia	$ 2,394	$ 1,802
Austria	275	311
Belgium	244	265
Brunei Darussalam	20	16
Canada	1,951	1,858
China, People's Republic of	102	71
Denmark	231	284
Finland	190	179
France	1,363	1,470
Germany	1,862	2,098
Hong Kong, China	109	86
Indonesia	15	15
Ireland	95	75
Italy	1,153	1,021
Japan	11,959	15,423
Kazakhstan	5	1
Korea, Republic of	570	392
Luxembourg	53	54
Malaysia	29	21
Nauru	0	0
The Netherlands	761	896
New Zealand	174	143
Norway	283	236
Portugal	92	116
Singapore	21	16
Spain	414	456
Sweden	470	358
Switzerland	382	512
Taipei,China	106	87
Thailand	17	14
Turkey	122	113
United Kingdom	1,557	1,247
United States	4,191	3,863
Total	31,210	33,499
SET-ASIDE RESOURCES		73
TRANSFERS FROM ORDINARY CAPITAL RESOURCES		1,340
TRANSFERS FROM TECHNICAL ASSISTANCE SPECIAL FUND		4
TOTAL	**$ 31,210**	**$ 34,916**

0 = less than $0.5 million.

[1] At exchange rates per Resolutions.

The accompanying notes are an integral part of these special purpose financial statements (ADF-8).

ASIAN DEVELOPMENT BANK—ASIAN DEVELOPMENT FUND
NOTES TO SPECIAL PURPOSE FINANCIAL STATEMENTS
31 December 2013 and 2012

NOTE A—NATURE OF OPERATIONS

The Asian Development Bank (ADB), a multilateral development financial institution, was established in 1966 with its headquarters in Manila, Philippines. ADB and its operations are governed by the Agreement Establishing the Asian Development Bank (the Charter). Its purpose is to foster economic development and co-operation in Asia and the Pacific region and to contribute to the acceleration of the process of economic development of the developing member countries (DMCs) in the region, collectively and individually. Since 1999, ADB's corporate vision and mission has been to help DMCs reduce poverty in the region. This was reaffirmed under the long-term strategic framework for 2008-2020 (Strategy 2020). Under Strategy 2020, ADB's corporate vision continues to be "An Asia and Pacific Free of Poverty" and its mission has been to help its DMCs reduce poverty and improve living conditions and quality of life. ADB has been pursuing its mission and vision by focusing on three complementary strategic agendas: inclusive growth, environmentally sustainable growth, and regional integration. ADB provides financial and technical assistance for projects and programs, which will contribute to achieving this purpose. These are financed through ordinary capital resources (OCR) and Special Funds.[1]

The Asian Development Fund (ADF) was established in 1974 to more effectively carry out the special operations of the ADB by providing resources on concessional terms for economic and social development of the less developed member countries.

The resources of ADF have been augmented by ten replenishments, the most recent of which (ADF XI and the fifth regularized replenishment of the Technical Assistance Special Fund [TASF]) was adopted by the Board of Governors in July 2012 and became effective on 4 June 2013 for the four-year period from January 2013. The replenishment provided substantial resources to the ADF to finance ADB's concessional program, and to the TASF to finance technical assistance operations. Total replenishment size was SDR8,065 million, of which SDR3,067 million was to come from new donor contributions. The donors agreed to allocate 3% of the total replenishment size (equivalent to about 8% of total donor contributions) to TASF. As of 31 December 2013, ADB had received instruments of contribution from 27 donors with a total amount equivalent to SDR2,778 million, including qualified contributions amounting to SDR138 million.

ADB is immune from taxation pursuant to Chapter VIII, Article 56, *Exemption from Taxation*, of the Charter.

NOTE B—SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

In May 2001, the Board of Directors approved the adoption of the special purpose financial statements for ADF. The financial statements have been prepared for the specific purpose of reflecting the sources and applications of member contributions and are presented in US dollar equivalents at the reporting dates. With the adoption of the special purpose financial statements, loan loss provisioning, other than those for the debt relief loan write-off resulting from the implementation of the Heavily Indebted Poor Countries (HIPC) Debt Initiative discussed in Note D, has been eliminated. With the exception of the aforementioned, the ADF financial statements are prepared in accordance with accounting principles generally accepted in the United States of America (US GAAP).

---

[1] Asian Development Fund (ADF), Technical Assistance Special Fund (TASF), Japan Special Fund (JSF), ADB Institute (ADBI), Pakistan Earthquake Fund (PEF), Regional Cooperation and Integration Fund (RCIF), Climate Change Fund (CCF), Asia Pacific Disaster Response Fund (APDRF), and Financial Sector Development Partnership Special Fund (FSDPSF).

continued

In November 2005, the Board of Governors accepted a resolution to adopt a special drawing rights (SDR) currency management framework to facilitate resource administration and operational planning for the benefit of borrowers. The currency management framework was implemented on 1 January 2006 whereby ADB is authorized to convert ADF resources held in various currencies into one of the SDR basket of currencies (US dollar, euro, pound sterling, and yen), to value disbursements, repayments and loan charges in terms of SDR, and to determine the value of contributors' paid-in contributions and all other resources of the ADF in terms of SDR, in case of withdrawal of a Contributor or termination of ADF.

In July 2007 ADB offered ADF borrowers the option to convert their existing liability (i.e., disbursed and outstanding loan balance) in various currencies into SDR, while the undisbursed portions would be treated as new loans. The conversion was made available beginning 1 January 2008, and as of 31 December 2013, 18 out of 28 ADF borrowing countries had opted to convert their loans, which were carried out on the nearest loan service payment dates at least one month from their concurrence.

Functional Currencies and Reporting Currency

The US dollar is the reporting currency of the ADF for the purpose of presenting the financial position and the result of its operations.

With the implementation of the SDR currency management framework, ADF conducts its operations in SDRs and the SDR basket of currencies, which are US dollar, euro, pound sterling, and yen. The SDR and the SDR basket of currencies comprise the functional currencies of ADF.

Translation of Currencies

ADB adopts the use of daily exchange rates for accounting and financial reporting purposes. This allows transactions in currencies other than USD to be translated to the reporting currency using exchange rates applicable at the time of the transactions. Assets and liabilities are translated using the applicable exchange rates at the end of each reporting period, except for Contributed Resources received in non-functional currencies. Translation adjustments relating to set-aside resources (Note H) are recorded as notional amounts receivable from or payable to OCR. Translation adjustments relating to revaluation of assets, liabilities, and fund balances denominated in ADF's functional currencies and all investments classified as available for sale are reported as Accumulated Translation Adjustments in FUND BALANCES as part of Accumulated other comprehensive loss. Translation adjustments relating to other non-functional currencies are reported as NET UNREALIZED (LOSSES) GAINS in the Special Purpose Statement of Revenue and Expenses.

Investments

Investment securities and negotiable certificates of deposit are classified as available for sale and are reported at fair value. Unrealized gains and losses are reported in FUND BALANCES as part of Accumulated other comprehensive loss. Realized gains and losses are measured by the difference between amortized cost and the net proceeds of sales.

Interest income on investment securities and time deposits is recognized as realized and reported, net of amortizations of premiums and discounts.

Securities Purchased Under Resale Arrangements

ADF accounts for transfers of financial assets in accordance with Financial Accounting Standards Board (FASB) Accounting Standards Codification (ASC) 860, "Transfers and Servicing." Transfers are accounted for as sales when control over the transferred assets has been relinquished. Otherwise the transfers are accounted for as resale agreements and collateralized financing arrangements. Under resale arrangements, securities purchased are recorded as assets and are not re-pledged.

continued

Loans

Loan interest income is recognized on an accrual basis. It is the policy of ADF to place in non-accrual status loans made to eligible borrowing member countries if the principal or interest with respect to any such loans is overdue by six months. Interest on non-accruing loans is included in revenue only to the extent that payments have actually been received by ADF. ADB maintains a position of not taking part in debt rescheduling agreements with respect to sovereign loans. When ADB decides that a particular loan is no longer collectible, the entire amount is expensed during the period.

Contributed Resources

Contributions by donors are included in the special purpose financial statements as amounts committed and are reported in Contributed Resources as part of FUND BALANCES from the date Instruments of Contribution are deposited and related formalities are completed and made available for operational commitments.

Contributions are generally received in the currency of the contributor either in cash or notes.

Under ADF IX, ADF X, and ADF XI, contributors have the option to pay their contributions under the accelerated note encashment program and receive a discount. ADF invests the cash generated from this program and the investment income is used to finance operations. The related contributions are recorded at the full undiscounted amount, and the discount is amortized over the standard encashment period of 10 years for ADF IX and 9 years for ADF X and ADF XI, respectively.

Advanced Payments on Contributions

Payments received in advance or as qualified contributions that cannot be made available for operational commitment are recorded as advance payments on contributions and included under LIABILITIES.

Grants and Undisbursed Commitments

Grants are recognized in the special purpose financial statements when the grant is approved and becomes effective. Upon completion of a project or cancellation of a grant, any undisbursed amount is written back as a reduction in the grants for the year and the corresponding undisbursed commitment is eliminated accordingly.

Fair Value of Financial Instruments

ASC 820, "Fair Value Measurement" defines fair value as the price that would be received to sell an asset or paid to transfer a liability at measurement date in an orderly transaction among willing participants with an assumption that the transaction takes place in the entity's principal market, or in the absence of principal market, in the most advantageous market for the asset or liability. The most advantageous market is the market where the sale of the asset or transfer of liability would maximize the amount received for the asset or minimize the amount paid to transfer the liability. The fair value measurement is not adjusted for transaction costs.

Fair Value Hierarchy

ASC 820 establishes a fair value hierarchy that gives the highest priority to quoted prices in active markets for identical assets or liabilities (Level 1), next priority to observable market inputs or market corroborated data (Level 2), and the lowest priority to unobservable inputs without market corroborated data (Level 3).

continued

The fair values of ADB's financial assets and liabilities are categorized as follows:

Level 1: fair values are based on unadjusted quoted prices for identical assets or liabilities in active markets.
Level 2: fair values are based on quoted prices for similar assets or liabilities in active markets or markets that are not active; or valuation models for which significant inputs are obtained from market-based data that are observable.
Level 3: fair values are based on prices or valuation models for which significant inputs to the model are unobservable.

Inter-level transfers from one year to another may occur due to changes in market activities affecting the availability of quoted market prices or observable market data.

ADB's policy is to recognize transfers in and transfers out of levels as of the end of the reporting period in which they occur.

Accounting Estimates

The preparation of special purpose financial statements requires management to make reasonable estimates and assumptions that affect the reported amounts of assets, liabilities, and fund balances as of the end of the year and the reported amounts of revenue and expenses during the year. The actual results could differ from those estimates. Judgments have been used in the valuation of certain financial instruments.

Accounting and Reporting Developments

In December 2011, the FASB issued Accounting Standards Update (ASU) 2011-11, *"Balance Sheet (Topic 210) – Disclosures about Offsetting Assets and Liabilities,"* to provide enhanced disclosures that will enable users of its financial statements to evaluate the effect or potential effect of netting arrangements on an entity's financial position. Subsequently, FASB issued ASU 2013-01 in January 2013 to clarify the scope of ASU 2011-11. These ASUs did not impact ADF's special purpose financial statements.

In February 2013, the FASB issued ASU 2013-02, *"Comprehensive Income (Topic 220) – Reporting of Amounts Reclassified Out of Accumulated Other Comprehensive Income,"* to improve the reporting of reclassifications out of accumulated other comprehensive income. The amendments are effective from quarter ended 31 March 2013 for ADB. See ADF-3 and Note I for the required disclosure.

In February 2013, the FASB issued ASU 2013-04, *"Liabilities (Topic 405) – Obligations Resulting from Joint and Several Liability Arrangements for Which the Total Amount of the Obligation is Fixed at the Reporting Date,"* to provide guidance for the recognition, measurement, and disclosure of obligations resulting from joint and several liability arrangements for which the total amount of the obligation within the scope of this Update is fixed at the reporting date. The amendments are effective for fiscal years beginning after 15 December 2013 and the ASU is not expected to impact ADF's special purpose financial statements.

In April 2013, the FASB issued ASU 2013-07, *"Presentation of Financial Statements (Topic 205) – Liquidation Basis of Accounting",* to require an entity to prepare its financial statements using the liquidation basis of accounting when liquidation is imminent. The amendments are effective for entities that determine liquidation is imminent during annual reporting periods beginning after 15 December 2013, and interim reporting periods therein. This ASU is not expected to impact ADF's special purpose financial statements.

continued

Special Purpose Statement of Cash Flows

For the purposes of the Special Purpose Statement of Cash Flows, ADF considers that its cash and cash equivalents are limited to DUE FROM BANKS, which consists of cash on hand and current accounts in banks used for (i) operational disbursements, (ii) receipt of funds from encashment of donor countries' promissory notes, and (iii) clearing accounts.

NOTE C—INVESTMENTS

The main investment management objective is to maintain security and liquidity. Subject to these parameters, ADB seeks the highest possible return on its investments. Investments are governed by the Investment Authority approved by the Board of Directors.

ADB may engage in securities lending of government or government–guaranteed obligations for which ADB receives a guarantee from the securities custodian and a fee. Transfers of securities by ADB to counterparties are not accounted for as sales as the accounting criteria for the treatment of a sale have not been met. These securities must be available to meet ADB's obligation to counterparties. Included in Investments as of 31 December 2013 were government or government-guaranteed obligations transferred under securities lending arrangements amounting to $26 million ($59 million – 2012).

The currency composition of the investment portfolio as of 31 December 2013 and 2012 expressed in US dollars was as follows:

($ million)

Currency	2013	2012
US dollar	$ 2,992	$ 2,599
Euro	2,545	2,460
Pound sterling	804	772
Yen	379	348
Total	**$ 6,720**	**$ 6,179**

The estimated fair value and amortized cost of the investments as of 31 December 2013 and 2012 were as follows:

($ million)

	2013		2012	
	Estimated Fair Value	Amortized Cost	Estimated Fair Value	Amortized Cost
Due in one year or less	$ 4,434	$ 4,430	$ 3,371	$ 3,358
Due after one year through five years	2,247	2,222	2,762	2,702
Due after five years through ten years	39	39	46	45
Total	**$ 6,720**	**$ 6,691**	**$ 6,179**	**$ 6,105**

continued

Additional information relating to investments in government or government-guaranteed obligations classified as available for sale is as follows:

($ million)	2013	2012
As of 31 December:		
Amortized cost	$ 5,532	$ 4,592
Estimated fair value	5,561	4,667
Gross unrealized gains	32	75
Gross unrealized losses	(3)	(0)
For the years ended 31 December:		
Change in net unrealized gains (losses) from prior year	(45)	(12)
Proceeds from sales	99	24
Gross gain on sales	1	1
Gross loss on sales	(1)	–

0 = Less than $0.5 million

The rate of return on the average investments held during the year, including securities purchased under resale arrangements, based on the portfolio held at the beginning and end of each month, was 0.86% (1.28% – 2012) excluding unrealized gains and losses on investment securities, and 0.20% (1.10% – 2012) including unrealized gains and losses on investments.

There were two government or government guaranteed obligations (nil – 31 December 2012) that sustained losses for over one year. Comparative details for 2013 and 2012 are as follows:

($ million)

For the year 2013	One year or less		Over one year		Total	
	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses
Government or government-guaranteed obligations	$ 1,416	$ 3	$ 103	$ 0	$ 1,519	$ 3

0 = less than $0.5 million.

($ million)

For the year 2012	One year or less		Over one year		Total	
	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses
Government or government-guaranteed obligations	$ 776	$ 0	$ –	$ –	$ 776	$ 0

0 = less than $0.5 million.

continued

Fair Value Disclosure

The fair value of INVESTMENTS and related financial assets as of 31 December 2013 and 2012 were as follows:

($ million)

		Fair Value Measurements		
	31 December 2013	Level 1	Level 2	Level 3
Investments				
Government or government-guaranteed obligations	$ 5,561	$ 4,316	$ 1,245	$ –
Time deposits	1,159	–	1,159	–
Securities purchased under resale arrangements	246	–	246	–
Total at fair value	**$ 6,966**	**$ 4,316**	**$ 2,650**	**$ –**

($ million)

		Fair Value Measurements		
	31 December 2012	Level 1	Level 2	Level 3
Investments				
Government or government-guaranteed obligations	$ 4,667	$ 4,044	$ 623	$ –
Time deposits	1,512	–	1,512	–
Securities purchased under resale arrangements	340	–	340	–
Total at fair value	**$ 6,519**	**$ 4,044**	**$ 2,475**	**$ –**

ADB maintains documented processes and internal controls to value investment securities. If available, investment securities are fair valued based on active market quotes. These include most government/government-backed obligations. For investments where active market quotes are not available, the valuation is provided by independent valuation services or based on discounted cash flow models using market observable inputs, such as interest rates, foreign exchange rates, basis spreads, cross currency rates, and volatilities. Time deposits are reported at cost, which approximates fair value.

The table below provides details of transfers between Level 1 and Level 2 for the years ended 31 December 2013 and 2012:

($ million)

	2013		2012	
	Level 1	Level 2	Level 1	Level 2
Investments				
Government or government-guaranteed obligations				
Transfers (out of) into	$ –	$ –	$ (131)	$ 131
Transfers into (out of)	–	–	49	(49)

The inter-level transfers are attributed to the availability of market quotes.

There were no assets measured at fair value on a recurring basis using significant unobservable inputs (Level 3) as of 31 December 2013 and 2012.

continued

NOTE D—LOANS AND HIPC INITIATIVE

Prior to 1 January 1999, loans of ADF were extended to eligible borrowing member countries, bore a service charge of 1% and required repayment over periods ranging from 35 to 40 years. On 14 December 1998, the Board of Directors approved an amendment to ADF loan terms, as follows: (i) for loans to finance specific projects, the maturity was shortened to 32 years including an 8-year grace period; (ii) for program loans to support sector development, the maturity was shortened to 24 years including an 8-year grace period; and (iii) all new loans bear a 1% interest charge during the grace period, and 1.5% during the amortization period, with equal amortization. The revised ADF lending terms took effect on 1 January 1999 for loans for which formal loan negotiations were completed on or after 1 January 1999. ADF requires borrowers to absorb exchange rate risks attributable to fluctuations in the value of the currencies disbursed.

In September 2007, the Board of Directors approved a new hard-term ADF lending facility. The facility will have a fixed interest rate of 150 basis points below the weighted average of the ten-year fixed swap rates of the special drawing rights component currencies plus the OCR lending spread, or the current ADF rate, whichever is higher. Other terms are similar to those of regular ADF loans. The interest rate will be reset every January and will apply to all hard-term loans approved that year and will be fixed for the life of the loan. For hard-term ADF loans approved in 2013, the interest rate was set at 1.0% during grace period and 1.5% thereafter (1.0% and 1.5% respectively – 2012) for ADF-only countries; and (ii) 2.0% fixed for the life of the loans for blend countries. Three loans were approved under this facility in 2013 (two – 2012).

In April 2008, the Board of Governors adopted the resolution on providing Heavily Indebted Poor Countries (HIPC) Relief from Asian Development Fund Debt which allowed ADB to participate in the HIPC Initiative. Subsequently, the Board of Directors approved the provision of debt relief under HIPC to Afghanistan.

ADB believes that because there is no comparable market for ADF loans and because they do not intend to sell these loans, using market data to calculate the fair value of the loans is not meaningful. As such, the fair value of loans is determined based on the terms at which a similar loan would currently be made by ADB to a similar borrower. For such loans, fair value approximates the carrying amount. The estimated fair value of loans is not affected by credit risks because the amount of any such adjustment is considered not to have a material effect based on ADB's experience with its borrowers.

Undisbursed loan commitments and an analysis of loans by country as of 31 December 2013 are shown in ADF-6.

As of 31 December 2013 and 2012, loans to borrowers that exceeded 5% of total loans were as follows:

($ million)

	2013	2012
Bangladesh	$ 6,202	$ 6,097
Pakistan	5,695	6,397
Viet Nam	3,883	3,775
Sri Lanka	2,583	2,621
Nepal	1,545	1,553
Others (individually less than 5% of total loans)	8,772	8,722
Total Outstanding Loans	28,680	29,165
Allowance for HIPC Debt Relief	(74)	(78)
Net Outstanding Loans	**$ 28,606**	**$ 29,087**

There were no outstanding loans in non-accrual status as of 31 December 2013 ($591 million – 31 December 2012).

continued

Credit Quality of Loans

ADF loans are provided for the economic and social development of the less developed member countries, which generally have lower credit quality than OCR borrowers. ADB uses a performance based allocation (PBA) system to allocate ADF resources among the many competing needs in the region and to direct the funds to where they will be used most effectively. ADB regularly reviews the borrowers' debt sustaining capacity in determining the proportion of grant and loan that would be provided to each borrower.

The credit quality of ADF loans has been classified by mapping the external sovereign ratings of the borrowers to ADB's internal risk rating scale used for OCR loans.

The credit quality of ADF loans was as follows:

($ million)

Risk Class	Risk Rating	2013	2012
Low credit risk	1–5 (AAA to BBB–)	$ 1,908	$ 1,371
Medium credit risk	6–11 (BB+ to B–)	16,072	16,305
High credit risk	12–14 (CCC+ to D)	10,700	11,489
Total		**$ 28,680**	**$ 29,165**

Provision for HIPC Debt Relief amounting to $82 million relating to the Afghanistan debt relief under the HIPC Initiative was recognized and charged to income in 2008. Of this amount, a total of $8 million was written-off as the loan service payments of affected loans fell due. This brought the balance of Allowance for HIPC debt relief as of 31 December 2013 to $74 million.

NOTE E—RELATED PARTY TRANSACTIONS

The OCR and special funds resources are at all times used, committed, and invested entirely separate from each other.

Payable to related funds of $35 million ($38 million – 2012) is an amount due to OCR, representing the unpaid balance of ADF's share in the administrative and operational expenses of ADB. The allocation of expenses is based on operational activities and are settled regularly. See Note G.

Under ADF XI and the fifth regularized replenishment of TASF, a specific portion of the total contributions is to be allocated to TASF. ADF receives contributions from members and subsequently transfers the specified portion to TASF. As of 31 December 2013, ADF has transferred all allocated contributions to TASF.

NOTE F—CONTRIBUTED RESOURCES AND ADVANCED CONTRIBUTIONS

In May 2013, the Board of Governors approved the transfer of $120 million to the ADF as part of OCR's 2012 net income allocation.

ADF receives cash or nonnegotiable, noninterest-bearing demand obligations as payment for the contributions. Subject to certain restrictions imposed by applicable Board of Governors' resolutions, demand obligations are encashable by ADB at par upon demand. The unencashed balance as of 31 December 2013 is reported as a reduction in the Fund Balances, which ADB currently expects will be encashed in varying amounts over the standard encashment period ending 31 December 2014 for ADF IX, 31 December 2017 for ADF X, and 31 December 2021 for ADF XI.

continued

As of 31 December 2013, contributions from 27 donors totaling $3,507 million were committed for ADF XI. Of these, $858 million including amortized discount of $1 million were received and recorded in Contributed Resources.

Advance contributions received from donors outstanding as of 31 December 2013 total $272 million ($207 million – 2012). Of this, contributions totaling $220 million ($162 million – 2012) were received in demand obligations, and are included in OTHER ASSETS. The remaining $52 million ($45 million – 2012) was received in cash.

NOTE G—ADMINISTRATIVE EXPENSES

Administrative expenses represent administration charges from OCR which is an apportionment of all administrative expenses of ADB (other than those pertaining directly to ordinary operations and special operations), in the proportion of the relative volume of operational activities.

NOTE H—SET-ASIDE RESOURCES

Pursuant to the provisions of Article 19, paragraph 1(i) of the Charter, the Board of Governors has authorized the setting aside of 10% of the unimpaired "paid-in" capital paid by member countries pursuant to Article 6, paragraph 2(a) of the Charter and of the convertible currency portion paid by member countries pursuant to Article 6, paragraph 2(b) of the Charter as of 28 April 1973, to be used as a part of the Special Funds of ADB. The set aside capital was allocated and transferred from the OCR to ADF as Set-Aside Resources.

The capital stock of ADB is defined in Article 4, paragraph 1 of the Charter, "in terms of US dollars of the weight and fineness in effect on 31 January 1966" (the 1966 dollar). Therefore, Set-Aside Resources had historically been translated into the current US dollar (ADB's unit of account), on the basis of its par value in terms of gold. From 1973 until 31 March 1978, the rate arrived at on this basis was $1.20635 per 1966 dollar. Since 1 April 1978, at which time the Second Amendment to the Articles of Agreement of the International Monetary Fund (IMF) came into effect, currencies no longer had par values in terms of gold.

Pending ADB's selection of the appropriate successor to the 1966 dollar, the Set-Aside Resources have been valued for purposes of the accompanying financial statements in terms of the SDR, at the value in current US dollars as denominated by the IMF. As of 31 December 2013, the value of the SDR in terms of the current US dollar was $1.54 ($1.53692 – 2012). On this basis, Set-Aside Resources amounted to $73 million ($73 million – 2012). If the capital stock of ADB as of 31 December 2013 had been valued in terms of $12,063.50 per share, Set-Aside Resources would have been $57 million.

NOTE I—ACCUMULATED OTHER COMPREHENSIVE INCOME (LOSS)

Comprehensive Income (Loss) has two major components: revenue less than expenses (ADF-2) and other comprehensive income (loss) (ADF-3). Other Comprehensive Income (Loss) includes unrealized gains and losses on "Available for Sale" securities and translation adjustments of assets and liabilities denominated in one of the functional currencies.

continued

The changes in Accumulated Other Comprehensive Loss balances for the years ended 31 December 2013 and 2012 were as follows:

($ million)

	Accumulated Translation Adjustments		Unrealized Holding Gains Investments		Accumulated Other Comprehensive Loss	
	2013	2012	2013	2012	2013	2012
Balance, 1 January	$ (2,619)	$ (3,899)	$ 74	$ 86	$ (2,545)	$ (3,813)
Other comprehensive income (loss) before reclassification	2,090	1,280	(45)	(11)	2,045	1,269
Amounts reclassified from accumulated other comprehensive loss	–	–	(0)	(1)	(0)	(1)
Net current-period other comprehensive income (loss)	2,090	1,280	(45)	(12)	2,045	1,268
Balance, 31 December	**$ (529)**	**$ (2,619)**	**$ 29**	**$ 74**	**$ (500)**	**$ (2,545)**

0 = less than $0.5 million.

NOTE J—GRANTS AND UNDISBURSED COMMITMENTS

ADF IX introduced financing in the form of grants for the first time. During 2013, 20 grants (23 – 2012) totaling $843 million ($693 million – 2012) were approved, while $448 million ($384 million – 2012), net of $100 million ($36 million – 2012) write back of undisbursed commitments for financially closed and/or cancelled grants, became effective.

The fair value of undisbursed commitments approximates the amount outstanding, because ADB expects that disbursements will substantially be made for all the projects/programs covered by the commitments.

NOTE K—OTHER FAIR VALUE DISCLOSURES

As of 31 December 2013 and 2012, ADF has no assets or liabilities measured at fair value on a non-recurring basis. See Notes C, D, and J for discussions relating to investments, loans, and undisbursed commitments, respectively. In all other cases, the carrying amounts of ADF's assets and liabilities are considered to approximate fair values.

NOTE L—SUBSEQUENT EVENTS

ADB has evaluated subsequent events after 31 December 2013 through 12 March 2014, the date these Special Purpose Financial Statements are available for issuance. As a result of this evaluation, there are no subsequent events, as defined, that require recognition or disclosure in the ADF's Special Purpose Financial Statements as of 31 December 2013.

TECHNICAL ASSISTANCE SPECIAL FUND
MANAGEMENT'S REPORT ON INTERNAL CONTROL OVER FINANCIAL REPORTING

The management of Asian Development Bank ("ADB") is responsible for establishing and maintaining adequate internal control over financial reporting. ADB's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles in the United States of America.

ADB's internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of ADB; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles in the United States of America, and that receipts and expenditures of ADB are being made only in accordance with authorizations of management and directors of ADB; and (iii) provide reasonable assurance regarding prevention or timely detection and correction of unauthorized acquisition, use, or disposition of ADB's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

ADB's management assessed the effectiveness of ADB's internal control over financial reporting as of 31 December 2013. In making this assessment, ADB's management used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission in *Internal Control – Integrated Framework (1992)*. Based on that assessment, management believes that as of 31 December 2013, ADB's internal control over financial reporting is effective based upon the criteria established in *Internal Control – Integrated Framework (1992)*.

Takehiko Nakao
President

Thierry de Longuemar
Vice-President (Finance and Risk Management)

Simon T. Bradbury
Controller

12 March 2014

Deloitte.

Deloitte & Touche LLP
Unique Entity No. T08LL0721A
6 Shenton Way #32-00
OUE Downtown 2
Singapore 068809

Tel: +65 6224 8288
Fax: +65 6538 6166
www.deloitte.com/sg

INDEPENDENT AUDITORS' REPORT

To the Board of Directors and the Board of Governors of Asian Development Bank

We have audited management's assertion, included in the accompanying Management's Report on Internal Control over Financial Reporting, that Asian Development Bank ("ADB") maintained effective internal control over financial reporting as of December 31, 2013, based on the criteria established in Internal Control — *Integrated Framework (1992)* issued by the Committee of Sponsoring Organizations of the Treadway Commission. ADB's management is responsible for maintaining effective internal control over financial reporting and for its assertion of the effectiveness of internal control over financial reporting, included in the accompanying Management's Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on management's assertion based on our audit.

We conducted our audit in accordance with attestation standards established by the American Institute of Certified Public Accountants. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audit also included performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

ADB's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with accounting principles generally accepted in the United States of America. ADB's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of ADB; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with accounting principles generally accepted in the United States of America, and that receipts and expenditures of ADB are being made only in accordance with authorizations of management and directors of ADB; and (3) provide reasonable assurance regarding prevention or timely detection and correction of unauthorized acquisition, use, or disposition of ADB's assets that could have a material effect on the financial statements.

Deloitte.

Because of the inherent limitations of internal control over financial reporting, including the possibility of collusion or improper management override of controls, material misstatements due to error or fraud may not be prevented or detected and corrected on a timely basis. Also, projections of any evaluation of the effectiveness of the internal control over financial reporting to future periods are subject to the risk that the controls may become inadequate because of changes in conditions or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, management's assertion that ADB maintained effective internal control over financial reporting as of December 31, 2013, is fairly stated, in all material respects, based on the criteria established in Internal Control — *Integrated Framework (1992)* issued by the Committee of Sponsoring Organizations of the Treadway Commission.

We have also audited, in accordance with auditing standards generally accepted in the United States of America, the accompanying statement of financial position of Asian Development Bank ("ADB") – Technical Assistance Special Fund as of December 31, 2013 and 2012 and the related statements of activities and changes in net assets, and cash flows for the years then ended and the related notes to the financial statements. Our report dated March 12, 2014 expressed an unqualified opinion on those financial statements.

Deloitte & Touche LLP

Public Accountants and
Chartered Accountants
Singapore

March 12, 2014

Deloitte.

Deloitte & Touche LLP
Unique Entity No. T08LL0721A
6 Shenton Way #32-00
OUE Downtown 2
Singapore 068809

Tel: +65 6224 8288
Fax: +65 6538 6166
www.deloitte.com/sg

INDEPENDENT AUDITORS' REPORT

To the Board of Directors and the Board of Governors of Asian Development Bank

We have audited the accompanying financial statements of Asian Development Bank ("ADB") – Technical Assistance Special Fund which comprise the statement of financial position as of December 31, 2013 and 2012, and the related statements of activities and changes in net assets, and cash flows for the years then ended, and the related notes to the financial statements.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditors' Responsibility

Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Deloitte.

Opinion

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of ADB – Technical Assistance Special Fund as of December 31, 2013 and 2012, and the results of its operations and its cash flows for the years then ended in accordance with accounting principles generally accepted in the United States of America.

Report on Management's Assertion on Internal Control over Financial Reporting

We have also audited, in accordance with attestation standards established by the American Institute of Certified Public Accountants, management's assertion that ADB maintained effective internal control over financial reporting as of December 31, 2013, based on the criteria established in Internal Control — *Integrated Framework (1992)* issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated March 12, 2014 expressed an unqualified opinion on management's assertion that ADB maintained effective internal control over financial reporting.

Deloitte & Touche LLP

Public Accountants and
Chartered Accountants
Singapore

March 12, 2014

ASIAN DEVELOPMENT BANK—TECHNICAL ASSISTANCE SPECIAL FUND
STATEMENT OF FINANCIAL POSITION
31 December 2013 and 2012
Expressed in Thousands of US Dollars

	2013	2012
ASSETS		
DUE FROM BANKS	$ 2,582	$ 5,372
INVESTMENTS (Notes C and G)		
Time deposits	413,873	376,656
SECURITIES PURCHASED UNDER RESALE ARRANGEMENTS (Note C)	95	40,017
ACCRUED REVENUE	50	36
DUE FROM CONTRIBUTORS (Note F)	256,166	40,068
ADVANCES FOR GRANTS AND OTHER ASSETS (Note D)	4,106	6,332
TOTAL	**$ 676,872**	**$ 468,481**
LIABILITIES AND UNCOMMITTED BALANCES		
ACCOUNTS PAYABLE AND OTHER LIABILITIES (Note D)	$ 530	$ 208
UNDISBURSED COMMITMENTS (Notes E and G)	346,748	327,107
TOTAL LIABILITIES	347,278	327,315
UNCOMMITTED BALANCES (TASF-2 and TASF-4) (Note F), represented by:		
Unrestricted net assets	329,594	141,166
TOTAL	**$ 676,872**	**$ 468,481**

The accompanying notes are an integral part of these financial statements (TASF-6).

TASF-2

ASIAN DEVELOPMENT BANK—TECHNICAL ASSISTANCE SPECIAL FUND
STATEMENT OF ACTIVITIES AND CHANGES IN NET ASSETS
For the Years Ended 31 December 2013 and 2012
Expressed in Thousands of US Dollars

	2013	2012
CHANGES IN UNRESTRICTED NET ASSETS		
CONTRIBUTIONS (TASF-4) (Note F)	$ 378,103	$ 44,323
REVENUE		
From investments (Note C)	2,501	2,977
From other sources	255	310
Total	380,859	47,610
EXPENSES		
Technical assistance—net (TASF-5) (Note E)	133,343	128,290
Financial expenses	11	19
Total	133,354	128,309
CONTRIBUTIONS AND REVENUE IN EXCESS OF (LESS THAN) EXPENSES	247,505	(80,699)
EXCHANGE LOSSES—net	(59,077)	(3,246)
INCREASE (DECREASE) IN NET ASSETS	188,428	(83,945)
NET ASSETS AT BEGINNING OF YEAR	141,166	225,111
NET ASSETS AT END OF YEAR	**$ 329,594**	**$ 141,166**

The accompanying notes are an integral part of these financial statements (TASF-6).

ASIAN DEVELOPMENT BANK—TECHNICAL ASSISTANCE SPECIAL FUND
STATEMENT OF CASH FLOWS
For the Years Ended 31 December 2013 and 2012
Expressed in Thousands of US Dollars

	2013	2012
CASH FLOWS FROM OPERATING ACTIVITIES		
Contributions received	$ 116,169	$ 132,439
Interest on investments received	2,486	2,961
Net cash received from other activities	255	310
Technical assistance disbursed	(111,134)	(104,652)
Financial expenses paid	(11)	(19)
Net Cash Provided by Operating Activities	7,765	31,039
CASH FLOWS FROM INVESTING ACTIVITIES		
Maturities of investments	18,076,728	20,034,760
Purchases of investments	(18,123,456)	(20,028,951)
Receipts from securities purchased under resale arrangements	4,522,508	4,741,843
Payments for securities purchased under resale arrangements	(4,486,407)	(4,775,155)
Net Cash Used in Investing Activities	(10,627)	(27,503)
Effect of Exchange Rate Changes on Due from Banks	72	342
Net (Decrease) Increase in Due from Banks	(2,790)	3,878
Due from Banks at Beginning of Year	5,372	1,494
Due from Banks at End of Year	$ 2,582	$ 5,372
RECONCILIATION OF INCREASE (DECREASE) IN NET ASSETS TO NET CASH PROVIDED BY OPERATING ACTIVITIES:		
Increase (Decrease) in net assets (TASF-2)	$ 188,428	$ (83,945)
Adjustments to reconcile increase (decrease) in net assets to net cash provided by operating activities:		
Change in accrued revenue	(16)	(16)
Change in due from contributors	(250,490)	78,017
Change in advances for grants and other assets	2,535	3,072
Change in accounts payable and other liabilities	335	28
Change in undisbursed commitments	19,641	20,426
Exchange losses—net	47,332	13,457
Net Cash Provided by Operating Activities	$ 7,765	$ 31,039

The accompanying notes are an integral part of these financial statements (TASF-6).

ASIAN DEVELOPMENT BANK—TECHNICAL ASSISTANCE SPECIAL FUND
STATEMENT OF RESOURCES
31 December 2013
Expressed in Thousands of US Dollars

Contributor	Contributions Committed During 2013	Direct Voluntary Contributions	Regularized Replenishment[1]	Total Contributions
Australia	$ 49,595	$ 2,484	$ 103,008	$ 105,493
Austria	3,413	159	10,590	10,749
Bangladesh	–	47	–	47
Belgium	2,667	1,394	8,541	9,935
Brunei Darussalam	468	–	918	918
Canada	14,812	3,346	58,123	61,469
China, People's Republic of	3,555	1,600	8,367	9,967
Denmark	–	1,963	5,750	7,713
Finland	2,240	237	6,984	7,221
France	9,867	1,697	43,729	45,426
Germany	15,340	3,315	59,849	63,164
Hong Kong, China	2,618	100	6,127	6,227
India	188	4,333	–	4,333
Indonesia	–	250	40	290
Ireland	2,133	–	5,777	5,777
Italy	14,312	774	36,653	37,427
Japan	160,743	47,710	448,028	495,739
Kazakhstan	411	–	411	411
Korea, Republic of	12,862	1,900	33,378	35,278
Luxembourg	896	–	1,505	1,505
Malaysia	757	909	1,574	2,483
Nauru	–	–	67	67
The Netherlands	6,400	1,337	26,885	28,222
New Zealand	2,579	1,096	7,406	8,502
Norway	3,543	3,279	11,439	14,718
Pakistan	70	2,016	–	2,016
Portugal	–	–	3,595	3,595
Singapore	689	1,100	1,400	2,500
Spain	–	190	16,564	16,754
Sri Lanka	–	6	–	6
Sweden	6,293	861	18,225	19,086
Switzerland	4,194	1,035	13,508	14,543
Taipei,China	1,767	200	5,222	5,422
Thailand	384	–	876	876
Turkey	457	–	3,695	3,695
United Kingdom	24,851	5,617	64,299	69,915
United States	–	1,500	102,120	103,620
Total	348,103	90,457	1,114,652	1,205,109
Transfer to Asian Development Fund				(3,472)
Allocation from OCR Net Income	30,000			879,000
Other Resources[2]				192,631
TOTAL	**$ 378,103**			**$ 2,273,269**

Note: Numbers may not sum precisely because of rounding.

1 Represents TASF portion of contributions to the replenishment of the Asian Development Fund and the Technical Assistance Special Fund authorized by Governors' Resolution Nos. 182, 214, 300, 333 and 357 at historical values.

2 Represents income, repayments, and reimbursements accruing to TASF since 1980.

The accompanying notes are an integral part of these financial statements (TASF-6).

ASIAN DEVELOPMENT BANK—TECHNICAL ASSISTANCE SPECIAL FUND
SUMMARY STATEMENT OF TECHNICAL ASSISTANCE APPROVED AND EFFECTIVE
For the Year Ended 31 December 2013
Expressed in Thousands of US Dollars

Recipient	Project Preparation	Advisory	Research and Development	Policy and Advisory	Capacity Development	Total
Afghanistan	$ 1,486	$ –	$ –	$ 925	$ 1,200	$ 3,611
Armenia	606	–	–	500	(23)	1,082
Azerbaijan	(39)	–	–	–	–	(39)
Bangladesh	2,000	–	–	905	(88)	2,817
Bhutan	(18)	–	–	–	2,151	2,133
Cambodia	2,948	–	–	56	1,436	4,440
China, People's Republic of	7,718	(252)	–	4,537	2,668	14,671
Cook Islands	–	–	–	–	110	110
Fiji	–	–	–	–	800	800
Georgia	1,000	–	–	–	–	1,000
India	5,551	(340)	–	(54)	2,460	7,617
Indonesia	–	(126)	–	–	1,127	1,001
Kazakhstan	1,151	–	–	500	–	1,651
Kiribati	–	–	–	–	220	220
Kyrgyz Republic	1,226	–	–	–	1,975	3,201
Lao People's Democratic Republic	606	–	–	900	(500)	1,006
Maldives	400	–	–	–	100	500
Micronesia, Federated States of	–	–	–	225	–	225
Mongolia	–	–	–	274	300	574
Myanmar	1,000	–	–	1,500	3,590	6,090
Nauru	–	–	–	–	(6)	(6)
Nepal	800	(182)	–	–	928	1,546
Pakistan	6,050	–	–	200	550	6,800
Palau	–	–	–	–	(4)	(4)
Papua New Guinea	(163)	–	–	1,225	–	1,062
Philippines	1,865	(305)	–	813	2,635	5,008
Samoa	750	–	–	–	400	1,150
Solomon Islands	–	–	–	–	(14)	(14)
Sri Lanka	2,683	–	–	–	1,312	3,995
Tajikistan	500	–	–	(5)	725	1,220
Thailand	–	–	–	(53)	(39)	(92)
Timor-Leste	323	–	–	–	1,452	1,775
Uzbekistan	710	(218)	–	842	2,580	3,914
Vanuatu	750	–	–	–	225	975
Viet Nam	1,691	(186)	–	1,813	500	3,818
Regional	(24)	–	10,538	7,831	31,042	49,386
Total	$ 41,570	$ (1,610)	$ 10,538	$ 22,934	$ 59,811	133,244
Regional Activities						100
TOTAL						**$ 133,343**

Notes:
(i) Numbers may not sum precisely because of rounding.
(ii) Negative amounts represent net undisbursed commitments written back to balances available for future commitments (Note E).
The accompanying notes are an integral part of these financial statements (TASF-6).

TASF-6

ASIAN DEVELOPMENT BANK—TECHNICAL ASSISTANCE SPECIAL FUND
NOTES TO FINANCIAL STATEMENTS
31 December 2013 and 2012

NOTE A—NATURE OF OPERATIONS

The Asian Development Bank (ADB), a multilateral development financial institution, was established in 1966 with its headquarters in Manila, Philippines. ADB and its operations are governed by the Agreement Establishing the Asian Development Bank (the Charter). Its purpose is to foster economic development and co-operation in Asia and the Pacific region and to contribute to the acceleration of the process of economic development of the developing member countries (DMCs) in the region, collectively and individually. Since 1999, ADB's corporate vision and mission has been to help DMCs reduce poverty in the region. This was reaffirmed under the long-term strategic framework for 2008-2020 (Strategy 2020). Under Strategy 2020, ADB's corporate vision continues to be "An Asia and Pacific Free of Poverty" and its mission has been to help its DMCs reduce poverty and improve living conditions and quality of life. ADB has been pursuing its mission and vision by focusing on three complementary strategic agendas: inclusive growth, environmentally sustainable growth, and regional integration. ADB provides financial and technical assistance for projects and programs, which will contribute to achieving this purpose. These are financed through ordinary capital resources (OCR) and Special Funds.[1]

The TASF was established to provide technical assistance on a grant basis to DMCs of the ADB and for regional technical assistance. TASF resources consist of regularized replenishments and direct voluntary contributions by members, allocations from the net income of OCR, and revenue from investments and other sources.

In July 2012, the Board of Governors adopted the resolution providing for the tenth replenishment of the Asian Development Fund (ADF XI) and the fifth regularized replenishment of the TASF. The replenishment provides substantial resources to the ADF to finance ADB's concessional program, and to the TASF to finance technical assistance operations. Total replenishment size was SDR8,065 million, of which SDR3,067 million will come from new donor contributions. The donors agreed to allocate 3% of the total replenishment size (equivalent to about 8% of total donor contributions) to TASF. The replenishment became effective on 4 June 2013. As of 31 December 2013, ADB had received instruments of contribution from 27 donors with the total amount equivalent to SDR2,778 million including qualified contributions amounting to SDR138 million.

ADB is immune from taxation pursuant to Chapter VIII, Article 56, *Exemption from Taxation*, of the Charter.

NOTE B—SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Presentation of the Financial Statements

The financial statements of the TASF are prepared in accordance with accounting principles generally accepted in the United States of America (US GAAP), and are presented on the basis of those for not-for-profit organizations.

TASF reports donors' contributions of cash and other assets as unrestricted assets as these are made available to TASF without conditions other than for the purpose of pursuing its objectives.

Functional and Reporting Currency

The US dollar is the functional and reporting currency, representing the currency of the primary economic operating environment of TASF.

---

[1] Asian Development Fund (ADF), Technical Assistance Special Fund (TASF), Japan Special Fund (JSF), ADB Institute (ADBI), Pakistan Earthquake Fund (PEF), Regional Cooperation and Integration Fund (RCIF), Climate Change Fund (CCF), Asia Pacific Disaster Response Fund (APDRF), and Financial Sector Development Partnership Special Fund (FSDPSF).

continued

Translation of Currencies

ADB adopts the use of daily exchange rates for accounting and financial reporting purposes. This allows transactions denominated in non-US dollar currencies to be translated to the reporting currency using exchange rates applicable at the time of the transactions. Contributions included in the financial statements during the year are recognized at applicable exchange rates as of the respective dates of commitment. At the end of each accounting month, translations of assets, liabilities, and uncommitted balances which are denominated in non-US dollar currencies are adjusted using the applicable rates of exchange at the end of the reporting period. These translation adjustments are accounted for as exchange gains or losses and are credited or charged to operations.

Investments

All investment securities held by TASF are reported at fair value. Realized and unrealized gains and losses are included in REVENUE From investments.

Interest income on time deposits is recognized as realized and reported in REVENUE From investments.

Securities Purchased Under Resale Arrangements

TASF accounts for the transfer of financial assets in accordance with Financial Accounting Standards Board (FASB) Accounting Standards Codification (ASC) 860, "Transfers and Servicing." Transfers are accounted for as sales under ASC 860 when control over the transferred assets has been relinquished. Otherwise, the transfers are accounted for as resale arrangements and collateralized financing arrangements. Securities purchased under resale arrangements are recorded as assets and are not re-pledged.

Contributions

The contributions from donors and the allocations from OCR net income are included in the financial statements from the date of effectivity of the contribution agreement, and the Board of Governors' approval, respectively.

Technical Assistance and Undisbursed Commitments

Technical assistance (TA) and grants are recognized in the financial statements when the project is approved and becomes effective. Upon completion or cancellation of a TA project, any undisbursed amount is written back as a reduction in technical assistance for the year and the corresponding undisbursed commitment is eliminated accordingly.

Advances are provided from TA and grants to the executing agency or co-operating institution, for the purpose of making payments for eligible expenses. The advances are subject to liquidation and charged against undisbursed commitments. Any unutilized portion is required to be returned to the fund. These are included in ADVANCES FOR GRANTS AND OTHER ASSETS.

Fair Value of Financial Instruments

ASC 820, "Fair Value Measurement" defines fair value as the price that would be received to sell an asset or paid to transfer a liability at measurement date in an orderly transaction among willing participants with an assumption that the transaction takes place in the entity's principal market, or in the absence of principal market, in the most advantageous market for the asset or liability. The most advantageous market is the market where the sale of the asset or transfer of liability would maximize the amount received for the asset or minimize the amount paid to transfer the liability. The fair value measurement is not adjusted for transaction costs.

continued

Fair Value Hierarchy

ASC 820 establishes a fair value hierarchy that gives the highest priority to quoted prices in active markets for identical assets or liabilities (Level 1), next priority to observable market inputs or market corroborated data (Level 2), and the lowest priority to unobservable inputs without market corroborated data (Level 3).

The fair values of ADB's financial assets and liabilities are categorized as follows:

Level 1: fair values are based on unadjusted quoted prices for identical assets or liabilities in active markets.
Level 2: fair values are based on quoted prices for similar assets or liabilities in active markets or markets that are not active; or valuation models for which significant inputs are obtained from market-based data that are observable.
Level 3: fair values are based on prices or valuation models for which significant inputs to the model are unobservable.

Inter-level transfers from one year to another may occur due to changes in market activities affecting the availability of quoted market prices or observable market data.

ADB's policy is to recognize transfers in and transfers out of levels as of the end of the reporting period in which they occur.

Accounting Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make reasonable estimates and assumptions that affect the reported amounts of assets and liabilities and uncommitted balances as of the end of the year and the reported amounts of revenue and expenses during the year. The actual results could differ from those estimates.

Accounting and Reporting Developments

In December 2011, the FASB issued Accounting Standards Update (ASU) 2011-11, *"Balance Sheet (Topic 210) – Disclosures about Offsetting Assets and Liabilities,"* to provide enhanced disclosures that will enable users of its financial statements to evaluate the effect or potential effect of netting arrangements on an entity's financial position. Subsequently, FASB issued ASU 2013-01 in January 2013 to clarify the scope of ASU 2011-11. The guidance is effective from quarter ended 31 March 2013 for ADB. These ASUs did not impact TASF's financial statements.

In April 2013, the FASB issued ASU 2013-06, *"Not-for-Profit Entities (Topic 958),"* to require a recipient not-for-profit entity to recognize all services received from personnel of an affiliate that directly benefit the recipient not-for-profit entity. Those services should be measured at the cost recognized by the affiliate for the personnel providing those services. The amendments in this Update are effective prospectively for fiscal years beginning after 15 June 2014, and interim and annual periods thereafter. ADB is currently assessing the impact of this ASU on TASF's financial statements.

In April 2013, the FASB issued ASU 2013-07, *"Presentation of Financial Statements (Topic 205) – Liquidation Basis of Accounting,"* to require an entity to prepare its financial statements using the liquidation basis of accounting when liquidation is imminent. The amendments are effective for entities that determine liquidation is imminent during annual reporting periods beginning after 15 December 2013, and interim reporting periods therein. This ASU is not expected to impact TASF's financial statements.

continued

Statement of Cash Flows

For the purposes of the Statement of Cash Flows, the TASF considers that its cash and cash equivalents are limited to DUE FROM BANKS, which consists of cash on hand and current accounts in banks used for (i) operational disbursements, (ii) receipt of funds from encashment of donor countries' promissory notes, and (iii) clearing accounts.

NOTE C—INVESTMENTS

The main investment management objective is to maintain security and liquidity. Subject to these parameters, ADB seeks the highest possible return on its investments. Investments are governed by the Investment Authority approved by the Board of Directors.

All investments held as of 31 December 2013 and 2012 were in time deposits.

The currency composition of the investment portfolio as of 31 December 2013 and 2012 expressed in US dollars was as follows:

($ thousand)

Currency	2013	2012
US dollar	$ 296,044	$ 268,108
Australian dollar	60,478	58,967
Pound sterling	30,717	24,808
Canadian dollar	26,634	24,773
Total	**$ 413,873**	**$ 376,656**

The annualized rate of return on the average investments held during the year, including securities purchased under resale arrangements, based on the portfolio held at the beginning and end of each month, was 0.61% (0.73% – 2012).

Fair Value Disclosure

The fair value of INVESTMENTS and related financial assets as of 31 December 2013 and 2012 was as follows:

($ thousand)

		Fair Value Measurements		
	31 December 2013	Level 1	Level 2	Level 3
Investments				
Time deposits	$ 413,873	$ –	$ 413,873	$ –
Securities purchased under resale arrangements	95	–	95	–
Total at fair value	**$ 413,968**	**$ –**	**$ 413,968**	**$ –**

continued

($ thousand)		Fair Value Measurements		
	31 December 2012	Level 1	Level 2	Level 3
Investments				
Time deposits	$ 376,656	$ –	$ 376,656	$ –
Securities purchased under resale arrangements	40,017	–	40,017	–
Total at fair value	**$ 416,673**	**$ –**	**$ 416,673**	**$ –**

ADB maintains documented processes and internal controls to value investment securities. If available, investment securities are fair valued based on active market quotes. Time deposits are reported at cost, which approximates fair value.

NOTE D—RELATED PARTY TRANSACTIONS

The OCR and special funds resources are at all times used, committed, and invested entirely separately from each other. Under ADF IX, ADF X, and ADF XI, a specific portion of the total contributions under each is to be allocated to the TASF as third, fourth and fifth regularized replenishments, respectively. ADF receives the contributions from members and subsequently transfers the specified portion to the TASF. Regional technical assistance projects and programs activities may be cofinanced by ADB's other special funds and trust funds administered by ADB (Agency Trust Funds). Interfund accounts are settled regularly between the TASF and the other funds.

The interfund account balances included in ADVANCES FOR GRANTS AND OTHER ASSETS and ACCOUNTS PAYABLE AND OTHER LIABILITIES are as follows:

($ thousand)	2013	2012
Receivable from:		
Ordinary capital resources	$ –	$ 2
Regional Cooperation and Integration Fund	9	–
Climate Change Fund	9	33
Agency Trust Funds—net	–	53
Total	$ 18	$ 88
Payable to:		
Ordinary capital resources	$ 91	$ –
Regional Cooperation and Integration Fund	–	53
Agency Trust Funds—net	392	–
Total	$ 483	$ 53

continued

NOTE E—UNDISBURSED COMMITMENTS

Undisbursed commitments are denominated in US dollars and represent effective ongoing grant-financed TA projects/programs which are not yet disbursed and unliquidated as of the end of the year. During 2013, $15,490,000 ($19,162,000 – 2012) representing completed and canceled TA projects was written back as a reduction in technical assistance of the period and the corresponding undisbursed commitment was eliminated. The fair value of undisbursed commitments approximates the amounts undisbursed, because ADB expects that disbursements will be made for all projects/programs covered by the commitments.

NOTE F—CONTRIBUTIONS AND UNCOMMITTED BALANCES

Since inception in 1967, direct contributions have been made by 29 member countries. In 2013, TASF received direct and voluntary contributions from India amounting to Rs10,000,000 ($188,000 equivalent) and Pakistan amounting to $70,000.

In 1986, 1992, 2005, 2009 and 2013, the Board of Governors of ADB, in authorizing replenishments of the ADF, provided for allocations to the TASF in aggregate amounts equivalent to $72,000,000, $141,000,000, $221,000,000, $339,000,000 and $341,000,000, respectively, to be used for technical assistance to ADF borrowing DMCs and for regional technical assistance. During the year, the fund received $97,355,000 ($12,157,000 – ADF X; $85,198,000 – ADF XI) in cash and promissory notes, leaving a total of $256,165,000 ($8,211,000 – ADF IX; $26,874,000 – ADF X; $221,080,000 – ADF XI) as DUE FROM CONTRIBUTORS.

In 2013, $30,000,000 was allocated from OCR net income to TASF bringing the accumulated allocation from OCR net income to $879,000,000.

Some of the direct contributions received can be subject to restricted procurement sources, while some are given on condition that the technical assistance be made on a reimbursable basis. The total contributions received for the years ended 31 December 2013 and 2012 were without any restrictions.

Uncommitted balances comprise amounts which have not been committed by ADB as of 31 December 2013 and 2012. These balances include approved TA projects/programs that are not yet effective.

NOTE G—OTHER FAIR VALUE DISCLOSURES

As of 31 December 2013 and 2012, TASF has no assets or liabilities measured at fair value on a non-recurring basis. See Notes C and E for discussions relating to investments and undisbursed commitments, respectively. In all other cases, the carrying amount of TASF's assets and liabilities is considered to approximate fair value.

NOTE H—SUBSEQUENT EVENTS

ADB has evaluated subsequent events after 31 December 2013 through 12 March 2014, the date these Financial Statements are available for issuance. As a result of this evaluation, there are no subsequent events, as defined, that require recognition or disclosure in the TASF's Financial Statements as of 31 December 2013.

JAPAN SPECIAL FUND
MANAGEMENT'S REPORT ON INTERNAL CONTROL OVER FINANCIAL REPORTING

The management of Asian Development Bank ("ADB") is responsible for establishing and maintaining adequate internal control over financial reporting. ADB's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles in the United States of America.

ADB's internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of ADB; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles in the United States of America, and that receipts and expenditures of ADB are being made only in accordance with authorizations of management and directors of ADB; and (iii) provide reasonable assurance regarding prevention or timely detection and correction of unauthorized acquisition, use, or disposition of ADB's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

ADB's management assessed the effectiveness of ADB's internal control over financial reporting as of 31 December 2013. In making this assessment, ADB's management used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission in *Internal Control – Integrated Framework (1992)*. Based on that assessment, management believes that as of 31 December 2013, ADB's internal control over financial reporting is effective based upon the criteria established in *Internal Control – Integrated Framework (1992)*.

Takehiko Nakao
President

Thierry de Longuemar
Vice-President (Finance and Risk Management)

Simon T. Bradbury
Controller

12 March 2014

Deloitte.

Deloitte & Touche LLP
Unique Entity No. T08LL0721A
6 Shenton Way #32-00
OUE Downtown 2
Singapore 068809

Tel: +65 6224 8288
Fax: +65 6538 6166
www.deloitte.com/sg

INDEPENDENT AUDITORS' REPORT

To the Board of Directors and the Board of Governors of Asian Development Bank

We have audited management's assertion, included in the accompanying Management's Report on Internal Control over Financial Reporting, that Asian Development Bank ("ADB") maintained effective internal control over financial reporting as of December 31, 2013, based on the criteria established in Internal Control — *Integrated Framework (1992)* issued by the Committee of Sponsoring Organizations of the Treadway Commission. ADB's management is responsible for maintaining effective internal control over financial reporting and for its assertion of the effectiveness of internal control over financial reporting, included in the accompanying Management's Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on management's assertion based on our audit.

We conducted our audit in accordance with attestation standards established by the American Institute of Certified Public Accountants. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audit also included performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

ADB's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with accounting principles generally accepted in the United States of America. ADB's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of ADB; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with accounting principles generally accepted in the United States of America, and that receipts and expenditures of ADB are being made only in accordance with authorizations of management and directors of ADB; and (3) provide reasonable assurance regarding prevention or timely detection and correction of unauthorized acquisition, use, or disposition of ADB's assets that could have a material effect on the financial statements.

Deloitte.

Because of the inherent limitations of internal control over financial reporting, including the possibility of collusion or improper management override of controls, material misstatements due to error or fraud may not be prevented or detected and corrected on a timely basis. Also, projections of any evaluation of the effectiveness of the internal control over financial reporting to future periods are subject to the risk that the controls may become inadequate because of changes in conditions or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, management's assertion that ADB maintained effective internal control over financial reporting as of December 31, 2013, is fairly stated, in all material respects, based on the criteria established in Internal Control — *Integrated Framework (1992)* issued by the Committee of Sponsoring Organizations of the Treadway Commission.

We have also audited, in accordance with auditing standards generally accepted in the United States of America, the accompanying statement of financial position of Asian Development Bank ("ADB") – Japan Special Fund as of December 31, 2013 and 2012 and the related statements of activities and changes in net assets, and cash flows for the years then ended and the related notes to the financial statements. Our report dated March 12, 2014 expressed an unqualified opinion on those financial statements.

Deloitte & Touche LLP

Public Accountants and
Chartered Accountants
Singapore

March 12, 2014

Deloitte.

Deloitte & Touche LLP
Unique Entity No. T08LL0721A
6 Shenton Way #32-00
OUE Downtown 2
Singapore 068809

Tel: +65 6224 8288
Fax: +65 6538 6166
www.deloitte.com/sg

INDEPENDENT AUDITORS' REPORT

To the Board of Directors and the Board of Governors of Asian Development Bank

We have audited the accompanying financial statements of Asian Development Bank ("ADB") – Japan Special Fund which comprise the statement of financial position as of December 31, 2013 and 2012, and the related statements of activities and changes in net assets, and cash flows for the years then ended, and the related notes to the financial statements.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditors' Responsibility

Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Deloitte.

Opinion

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of ADB – Japan Special Fund as of December 31, 2013 and 2012, and the results of its operations and its cash flows for the years then ended in accordance with accounting principles generally accepted in the United States of America.

Report on Management's Assertion on Internal Control over Financial Reporting

We have also audited, in accordance with attestation standards established by the American Institute of Certified Public Accountants, management's assertion that ADB maintained effective internal control over financial reporting as of December 31, 2013, based on the criteria established in Internal Control — *Integrated Framework (1992)* issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated March 12, 2014 expressed an unqualified opinion on management's assertion that ADB maintained effective internal control over financial reporting.

Deloitte & Touche LLP

Public Accountants and
Chartered Accountants
Singapore

March 12, 2014

ASIAN DEVELOPMENT BANK—JAPAN SPECIAL FUND
STATEMENT OF FINANCIAL POSITION
31 December 2013 and 2012
Expressed in Thousands of US Dollars

	2013			2012		
	ACCSF	JSF Regular and Supplementary	Total	ACCSF	JSF Regular and Supplementary	Total
ASSETS						
DUE FROM BANKS	$ 181	$ 631	$ 812	$ 185	$ 384	$ 569
INVESTMENTS (Notes C and G)						
Government or government-guaranteed obligations	–	–	–	3,000	19,994	22,994
Time deposits	36,687	75,846	112,533	33,616	61,925	95,541
	36,687	75,846	112,533	36,616	81,919	118,535
ACCRUED REVENUE	2	3	5	2	5	7
ADVANCES FOR TECHNICAL ASSISTANCE AND OTHER ASSETS (Note D)	–	85	85	–	1,419	1,419
TOTAL	**$ 36,870**	**$ 76,565**	**$ 113,435**	**$ 36,803**	**$ 83,727**	**$ 120,530**
LIABILITIES AND NET ASSETS						
ACCOUNTS PAYABLE AND OTHER LIABILITIES (Note D)	$ 0	$ 52	$ 52	$ 0	$ 49	$ 49
UNDISBURSED COMMITMENTS (Notes E and G)	–	13,879	13,879	–	22,409	22,409
TOTAL LIABILITIES	–	13,931	13,931	–	22,458	22,458
NET ASSETS (JSF-2), represented by:						
Uncommitted balances (Note F)						
Unrestricted	–	62,634	62,634	–	61,269	61,269
Temporarily restricted	28,199	–	28,199	28,199	–	28,199
	28,199	62,634	90,833	28,199	61,269	89,468
Net accumulated investment income (Note F)						
Temporarily restricted	8,671	–	8,671	8,604	–	8,604
	36,870	62,634	99,504	36,803	61,269	98,072
TOTAL	**$ 36,870**	**$ 76,565**	**$ 113,435**	**$ 36,803**	**$ 83,727**	**$ 120,530**

0 = Less than $500.

The accompanying notes are an integral part of these financial statements (JSF-4).

ASIAN DEVELOPMENT BANK—JAPAN SPECIAL FUND
STATEMENT OF ACTIVITIES AND CHANGES IN NET ASSETS
For the Years Ended 31 December 2013 and 2012
Expressed in Thousands of US Dollars

	2013			2012		
	ACCSF	JSF Regular and Supplementary	Total	ACCSF	JSF Regular and Supplementary	Total
CHANGES IN UNRESTRICTED NET ASSETS						
REVENUE FROM INVESTMENTS (Note C)	$ –	$ 147	$ 147	$ –	$ 176	$ 176
REVENUE FROM OTHER SOURCES	–	0	–	–	5	5
NET ASSETS REVERTED FROM TEMPORARILY RESTRICTED ASSETS	0	–	0	0	–	0
Total	0	147	147	0	181	181
EXPENSES						
Technical assistance—net (Note E)	–	(1,484)	(1,484)	–	(3,986)	(3,986)
Administrative and financial expenses	0	277	277	0	316	316
Total	0	(1,207)	(1,207)	0	(3,670)	(3,670)
REVENUE IN EXCESS OF EXPENSES	–	1,354	1,354	–	3,851	3,851
EXCHANGE GAINS (LOSSES)—net	–	11	11	–	(5)	(5)
INCREASE IN UNRESTRICTED NET ASSETS	–	1,365	1,365	–	3,846	3,846
CHANGES IN TEMPORARILY RESTRICTED NET ASSETS						
REVENUE FROM INVESTMENTS AND OTHER SOURCES	67	–	67	93	–	93
NET ASSETS REVERTED TO TEMPORARILY RESTRICTED ASSETS	(0)	–	(0)	(0)	–	(0)
INCREASE IN TEMPORARILY RESTRICTED NET ASSETS	67	–	67	93	–	93
INCREASE IN NET ASSETS	67	1,365	1,432	93	3,846	3,939
NET ASSETS AT BEGINNING OF YEAR	36,803	61,269	98,072	36,710	57,423	94,133
NET ASSETS AT END OF YEAR	**$ 36,870**	**$ 62,634**	**$ 99,504**	**$ 36,803**	**$ 61,269**	**$ 98,072**

0 = Less than $500.

The accompanying notes are an integral part of these financial statements (JSF-4).

ASIAN DEVELOPMENT BANK—JAPAN SPECIAL FUND
STATEMENT OF CASH FLOWS
For the Years Ended 31 December 2013 and 2012
Expressed in Thousands of US Dollars

	2013			2012		
	ACCSF	JSF Regular and Supplementary	Total	ACCSF	JSF Regular and Supplementary	Total
CASH FLOWS FROM OPERATING ACTIVITIES						
Interest on investments received	$ 67	$ 142	$ 209	$ 85	$ 181	$ 266
Net cash received from other sources	0	0	0	0	5	5
Technical assistance disbursed	–	(5,699)	(5,699)	–	(11,667)	(11,667)
Administrative and financial expenses paid	(0)	(275)	(275)	(1)	(316)	(317)
Net Cash Provided by (Used in) Operating Activities	67	(5,832)	(5,765)	84	(11,797)	(11,713)
CASH FLOWS FROM INVESTING ACTIVITIES						
Maturities of investments	1,848,372	3,606,522	5,454,894	1,813,708	3,634,964	5,448,672
Purchases of investments	(1,848,443)	(3,600,443)	(5,448,886)	(1,813,779)	(3,622,999)	(5,436,778)
Net Cash (Used in) Provided by Investing Activities	(71)	6,079	6,008	(71)	11,965	11,894
Net (Decrease) Increase in Due from Banks	(4)	247	243	13	168	181
Due from Banks at Beginning of Year	185	384	569	172	216	388
Due from Banks at End of Year	$ 181	$ 631	$ 812	$ 185	$ 384	$ 569
RECONCILIATION OF INCREASE IN NET ASSETS TO NET CASH PROVIDED BY (USED IN) OPERATING ACTIVITIES:						
Increase in net assets (JSF-2)	$ 67	$ 1,365	$ 1,432	$ 93	$ 3,846	$ 3,939
Adjustments to reconcile increase in net assets to net cash provided by (used in) operating activities:						
Unrealized investment losses (gains)	0	(6)	(6)	(9)	6	(3)
Change in accrued revenue	0	2	2	1	(1)	(0)
Change in advances for technical assistance and other assets	–	1,338	1,338	–	385	385
Change in accounts payable and other liabilities	(0)	4	4	(1)	(13)	(14)
Change in undisbursed commitments	–	(8,529)	(8,529)	–	(16,023)	(16,023)
Exchange (gains) losses—net	–	(6)	(6)	–	3	3
Net Cash Provided by (Used in) Operating Activities	$ 67	$ (5,832)	$ (5,765)	$ 84	$ (11,797)	$ (11,713)

0 = Less than $500.

The accompanying notes are an integral part of these financial statements (JSF-4).

ASIAN DEVELOPMENT BANK—JAPAN SPECIAL FUND
NOTES TO FINANCIAL STATEMENTS
31 December 2013 and 2012

NOTE A—NATURE OF OPERATIONS

The Asian Development Bank (ADB), a multilateral development financial institution, was established in 1966 with its headquarters in Manila, Philippines. ADB and its operations are governed by the Agreement Establishing the Asian Development Bank (the Charter). Its purpose is to foster economic development and co-operation in Asia and the Pacific region and to contribute to the acceleration of the process of economic development of the developing member countries (DMCs) in the region, collectively and individually. Since 1999, ADB's corporate vision and mission has been to help DMCs reduce poverty in the region. This was reaffirmed under the long-term strategic framework for 2008-2020 (Strategy 2020). Under Strategy 2020, ADB's corporate vision continues to be "An Asia and Pacific Free of Poverty" and its mission has been to help its DMCs reduce poverty and improve living conditions and quality of life. ADB has been pursuing its mission and vision by focusing on three complementary strategic agendas: inclusive growth, environmentally sustainable growth, and regional integration. ADB provides financial and technical assistance for projects and programs, which will contribute to achieving this purpose. These are financed through ordinary capital resources (OCR) and Special Funds.[1]

The JSF was established in March 1988 when the Government of Japan and ADB entered into a financial arrangement whereby the Government of Japan agreed to make an initial contribution and ADB became the administrator. The purpose of JSF is to help DMCs of ADB restructure their economies and broaden the scope of opportunities for new investments, thereby assisting the recycling of funds to DMCs of ADB. While JSF resources are used mainly to finance technical assistance (TA) operations, these resources may also be used for equity investment operations in ADB's DMCs. Under the agreement between ADB and Japan, ADB may invest the proceeds of JSF pending disbursement.

In March 1999, the Board approved the acceptance and administration by ADB of the Asian Currency Crisis Support Facility (ACCSF) to assist Asian currency crisis-affected member countries (CAMCs). Funded by the Government of Japan, ACCSF was established within JSF to assist in the economic recovery of CAMCs through interest payment assistance (IPA) grants, TA grants, and guarantees. With the general fulfillment of the purpose of the facility, the Government of Japan and ADB agreed to terminate the ACCSF on 22 March 2002 and all projects were financially completed as of 31 December 2011. Subject to the Government of Japan's instruction, the remaining funds will be retained in ACCSF.

ADB is immune from taxation pursuant to Chapter VIII, Article 56, *Exemption from Taxation*, of the Charter.

NOTE B—SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Presentation of the Financial Statements

The financial statements of JSF are prepared in accordance with accounting principles generally accepted in the United States of America (US GAAP), and are presented on the basis of those for not-for-profit organizations and as unrestricted and temporarily restricted net assets. ACCSF funds are separately reported in the financial statements.

JSF reports the contributions of cash and other assets as restricted support if they are received with donor stipulations that limit the use of the donated assets. When the donor restriction expires, that is, when a stipulated time or purpose restriction is accomplished, temporarily restricted net assets are reclassified to unrestricted net assets and reported in the Statement of Activities and Changes in Net Assets as NET ASSETS REVERTED TO TEMPORARILY RESTRICTED ASSETS.

---

[1] Asian Development Fund (ADF), Technical Assistance Special Fund (TASF), Japan Special Fund (JSF), ADB Institute (ADBI), Pakistan Earthquake Fund (PEF), Regional Cooperation and Integration Fund (RCIF), Climate Change Fund (CCF), Asia Pacific Disaster Response Fund (APDRF), and Financial Sector Development Partnership Special Fund (FSDPSF).

continued

Functional and Reporting Currency

The US dollar is the functional and reporting currency, representing the currency of the primary economic operating environment of JSF.

Translation of Currencies

ADB adopts the use of daily exchange rates for accounting and financial reporting purposes. This allows transactions denominated in non-US dollar currencies to be translated to the reporting currency using exchange rates applicable at the time of the transactions. Contributions included in the financial statements during the year are recognized at applicable exchange rates as of the respective dates of commitment. At the end of each accounting month, translations of assets, liabilities, and uncommitted balances which are denominated in non-US dollar currencies are adjusted using the applicable rates of exchange at the end of the reporting period. These translation adjustments are accounted for as exchange gains or losses and are credited or charged to operations.

Investments

All investment securities held by JSF are reported at fair value. Realized and unrealized gains and losses are included in revenue.

Interest income on investment securities and time deposits are recognized as realized and reported, net of amortizations of premiums and discounts, as REVENUE FROM INVESTMENTS.

Technical Assistance and Undisbursed Commitments

Technical assistance is recognized in the financial statements when the project is approved and becomes effective. Upon completion of a TA project or cancellation of a grant, any undisbursed amount is written back as a reduction in the TA for the year and the corresponding undisbursed commitment is eliminated accordingly.

Advances are provided from technical assistance grant funds to the executing agency or co-operating institution, for the purpose of making payments for eligible expenses. The advances are subject to liquidation and charged against undisbursed commitments. Any unutilized portion is required to be returned to the fund. These are included in ADVANCES FOR TECHNICAL ASSISTANCE AND OTHER ASSETS.

Fair Value of Financial Instruments

ASC 820, "Fair Value Measurement" defines fair value as the price that would be received to sell an asset or paid to transfer a liability at measurement date in an orderly transaction among willing participants with an assumption that the transaction takes place in the entity's principal market, or in the absence of principal market, in the most advantageous market for the asset or liability. The most advantageous market is the market where the sale of the asset or transfer of liability would maximize the amount received for the asset or minimize the amount paid to transfer the liability. The fair value measurement is not adjusted for transaction costs.

Fair Value Hierarchy

ASC 820 establishes a fair value hierarchy that gives the highest priority to quoted prices in active markets for identical assets or liabilities (Level 1), next priority to observable market inputs or market corroborated data (Level 2), and the lowest priority to unobservable inputs without market corroborated data (Level 3).

continued

The fair values of ADB's financial assets and liabilities are categorized as follows:

Level 1: fair values are based on unadjusted quoted prices for identical assets or liabilities in active markets.
Level 2: fair values are based on quoted prices for similar assets or liabilities in active markets or markets that are not active; or valuation models for which significant inputs are obtained from market-based data that are observable.
Level 3: fair values are based on prices or valuation models for which significant inputs to the model are unobservable.

Inter-level transfers from one year to another may occur due to changes in market activities affecting the availability of quoted market prices or observable market data.

ADB's policy is to recognize transfers in and transfers out of levels as of the end of the reporting period in which they occur.

Accounting Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make reasonable estimates and assumptions that affect the reported amounts of assets and liabilities as of the end of the year and the reported amounts of income and expenses during the year. The actual results could differ from those estimates.

Accounting and Reporting Developments

In April 2013, the Financial Accounting Standards Board (FASB) issued Accounting Standards Update (ASU) 2013-06, *"Not-for-Profit Entities (Topic 958),"* to require a recipient not-for-profit entity to recognize all services received from personnel of an affiliate that directly benefit the recipient not-for-profit entity. Those services should be measured at the cost recognized by the affiliate for the personnel providing those services. The amendments in this Update are effective prospectively for fiscal years beginning after 15 June 2014, and interim and annual periods thereafter. ADB is currently assessing the impact of this ASU on JSF's financial statements.

In April 2013, the FASB issued ASU 2013-07, *"Presentation of Financial Statements (Topic 205) – Liquidation Basis of Accounting,"* to require an entity to prepare its financial statements using the liquidation basis of accounting when liquidation is imminent. The amendments are effective for entities that determine liquidation is imminent during annual reporting periods beginning after 15 December 2013, and interim reporting periods therein. This ASU is not expected to impact JSF's financial statements.

Statement of Cash Flows

For the purposes of the Statement of Cash Flows, the JSF considers that its cash and cash equivalents are limited to DUE FROM BANKS, which consists of cash on hand and current accounts in banks used for operational disbursements.

NOTE C—INVESTMENTS

The main investment management objective is to maintain security and liquidity. Subject to these parameters, ADB seeks the highest possible return on its investments. Investments are governed by the Investment Authority approved by the Board of Directors.

The annualized rates of return on the average investments held under ACCSF and JSF during the year, based on the portfolio held at the beginning and end of each month, were 0.18% and 0.19%, respectively (0.25% and 0.21%, respectively – 2012).

continued

Fair Value Disclosure

The fair value of INVESTMENTS as of 31 December 2013 and 2012 was as follows:

($ thousand)

		Fair Value Measurements		
	31 December 2013	Level 1	Level 2	Level 3
Investments				
Time deposits	$ 112,533	$ –	$ 112,533	$ –

($ thousand)

		Fair Value Measurements		
	31 December 2012	Level 1	Level 2	Level 3
Investments				
Government or government-guaranteed obligations	$ 22,994	$ 22,994	$ –	$ –
Time deposits	95,541	–	95,541	–
Total at fair value	**$ 118,535**	**$ 22,994**	**$ 95,541**	**$ –**

ADB maintains documented processes and internal controls to value investment securities. If available, investment securities are fair valued based on active market quotes. These include government or government-guaranteed obligations. Time deposits are reported at cost, which approximates fair value.

NOTE D—RELATED PARTY TRANSACTIONS

The OCR and special funds resources are at all times used, committed, and invested entirely separately from each other. The administrative and operational expenses pertaining to JSF are settled regularly with OCR and other funds. Regional technical assistance projects and programs may be combined activities financed by special and trust funds.

The interfund balances between other funds, which are included in ADVANCES FOR TECHNICAL ASSISTANCE AND OTHER ASSETS and ACCOUNTS PAYABLE AND OTHER LIABILITIES were as follows:

($ thousand)

		2013	2012
Amounts Receivable by:			
JSF from:	Regional Cooperation Integration Fund	$ 2	$ –
Amounts Payable by:			
JSF to:	Ordinary capital resources	$ 17	$ 25
	Regional Cooperation and Integration Fund	–	7
	Agency Trust Funds—net	9	–
	Total	$ 26	$ 32

continued

NOTE E—UNDISBURSED COMMITMENTS

Undisbursed commitments are denominated in US dollars and represent effective TA projects/programs not yet disbursed and unliquidated. Completed but partially cancelled TA projects amounting to $1,484,000 were written back as a reduction in technical assistance during 2013 ($4,836,000 – 2012), and the corresponding undisbursed commitments were eliminated. None of this amount corresponds to ACCSF (nil – 2012). The fair value of undisbursed commitments approximates the amounts outstanding, because ADB expects that disbursements will substantially be made for all the projects/programs covered by the commitments.

NOTE F—UNCOMMITTED BALANCES

Effective 31 December 2002, all remaining temporarily restricted net assets under JSF were transferred and integrated into the unrestricted regular net assets, as concurred by Japan, in order to optimize the use of JSF. Similarly, Japan lifted the restriction over the use of net accumulated investment income, which under the original terms of agreement between ADB and Japan, may only be used for defraying JSF's administrative expenses. Japan agreed to use the net accumulated investment income as additional resources for funding future JSF operations.

Uncommitted balances comprise amounts which have not been committed by ADB as of 31 December 2013 and 2012. These balances include approved TA projects/programs that are not yet effective. As of 31 December 2013 and 2012 these balances were as follows:

($ thousand)

	2013			2012		
	ACCSF	JSF Regular and Supplementary	Total	ACCSF	JSF Regular and Supplementary	Total
Uncommitted balances	$ 28,199	$ 62,634	$ 90,833	$ 28,199	$ 61,269	$ 89,468
TA projects/programs approved by Japan and not yet effective	–	(470)	(470)	–	(470)	(470)
Uncommitted balances available for new commitments	$ 28,199	$ 62,164	$ 90,363	$ 28,199	$ 60,799	$ 88,998

The temporarily restricted uncommitted balance remaining available as of 31 December 2013 corresponds to funds under ACCSF of $28,199,000 ($28,199,000 – 2012) and the amount of net accumulated investment income of $8,671,000 ($8,604,000 – 2012) for settlement of all administrative expenses.

Net assets reverted to temporarily restricted assets under ACCSF relate to savings on financially completed technical assistance net of amounts from accumulated investment income, released from restrictions to defray the administrative expenses of ACCSF.

NOTE G—OTHER FAIR VALUE DISCLOSURES

As of 31 December 2013 and 2012, JSF has no assets or liabilities measured at fair value on a non-recurring basis. See Notes C and E for discussions relating to investments and undisbursed commitments, respectively. In all other cases, the carrying amount of JSF's assets and liabilities is considered to approximate fair value.

continued

NOTE H—SUBSEQUENT EVENTS

ADB has evaluated subsequent events after 31 December 2013 through 12 March 2014, the date these Financial Statements are available for issuance. As a result of this evaluation, there are no subsequent events, as defined, that require recognition or disclosure in the JSF's Financial Statements as of 31 December 2013.

Deloitte.

Deloitte & Touche LLP
Unique Entity No. T08LL0721A
6 Shenton Way #32-00
OUE Downtown 2
Singapore 068809

Tel: +65 6224 8288
Fax: +65 6538 6166
www.deloitte.com/sg

INDEPENDENT AUDITORS' REPORT

To the Board of Directors of
Asian Development Bank

We have audited the accompanying financial statements of Asian Development Bank ("ADB") – Asian Development Bank Institute which comprise the statement of financial position as of December 31, 2013 and 2012, and the related statements of activities and changes in net assets, and cash flows for the years then ended, and the related notes to the financial statements.

Management's Responsibility for the Financial Statements

Asian Development Bank Institute's (the "Institute") management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditors' Responsibility

Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the Institute's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Institute's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

Deloitte.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of ADB—Asian Development Bank Institute as of December 31, 2013 and 2012, and the results of its operations and its cash flows for the years then ended in accordance with accounting principles generally accepted in the United States of America.

Deloitte & Touche LLP

Public Accountants and
Chartered Accountants
Singapore

March 12, 2014

ADBI-1

ASIAN DEVELOPMENT BANK—ASIAN DEVELOPMENT BANK INSTITUTE
STATEMENT OF FINANCIAL POSITION
31 December 2013 and 2012
Expressed in Thousands of US Dollars

	2013		2012	
ASSETS				
DUE FROM BANKS		$ 3,077		$ 3,390
SECURITIES PURCHASED UNDER RESALE ARRANGEMENTS (Notes C and L)		5,421		6,514
PROPERTY, FURNITURE, AND EQUIPMENT (Note D)				
Property, Furniture, and Equipment	$ 3,312		$ 3,886	
Less—allowance for depreciation	3,179	133	3,809	77
DUE FROM CONTRIBUTORS (Note G)		6,392		7,818
LONG-TERM GUARANTEE DEPOSITS (Note E)		1,522		1,862
OTHER ASSETS		316		712
TOTAL		**$ 16,861**		**$ 20,373**
LIABILITIES AND UNCOMMITTED BALANCES				
ACCOUNTS PAYABLE AND OTHER LIABILITIES				
Accrued pension and postretirement medical benefit costs (Note K)	$ 5,787		$ 7,405	
Asset reinstatement obligations (Note F)	1,029		1,258	
Others (Note J)	853	$ 7,669	1,373	$ 10,036
UNCOMMITTED BALANCES (ADBI-2)				
Unrestricted net assets		9,192		10,337
TOTAL		**$ 16,861**		**$ 20,373**

The accompanying notes are an integral part of these financial statements (ADBI-4).

ASIAN DEVELOPMENT BANK—ASIAN DEVELOPMENT BANK INSTITUTE
STATEMENT OF ACTIVITIES AND CHANGES IN NET ASSETS
For the Years Ended 31 December 2013 and 2012
Expressed in Thousands of US Dollars

	2013	2012
CHANGES IN UNRESTRICTED NET ASSETS		
CONTRIBUTIONS (Note G)	$ 13,110	$ 18,490
REVENUE		
From rental (Note H)	398	473
From investments (Note C)	4	5
From other sources—net	57	40
Total	13,569	19,008
EXPENSES		
Administrative expenses (Note I)	10,883	11,583
Program expenses	4,057	5,408
Total	14,940	16,991
CONTRIBUTIONS AND REVENUE (LESS THAN) IN EXCESS OF EXPENSES	(1,371)	2,017
EXCHANGE LOSSES—net	(905)	(446)
TRANSLATION ADJUSTMENTS	(1,226)	(845)
PENSION/POST RETIREMENT LIABILITY ADJUSTMENT - ASC 715 AND 958 (Note K)	2,357	(225)
(DECREASE) INCREASE IN NET ASSETS	(1,145)	501
NET ASSETS AT BEGINNING OF YEAR	10,337	9,836
NET ASSETS AT END OF YEAR	**$ 9,192**	**$ 10,337**

The accompanying notes are an integral part of these financial statements (ADBI-4).

ASIAN DEVELOPMENT BANK—ASIAN DEVELOPMENT BANK INSTITUTE
STATEMENT OF CASH FLOWS
For the Years Ended 31 December 2013 and 2012
Expressed in Thousands of US Dollars

	2013	2012
CASH FLOWS FROM OPERATING ACTIVITIES		
Contributions received	$ 14,289	$ 19,456
Interest on investments received	4	5
Expenses paid	(14,146)	(16,238)
Others—net	(451)	67
Net Cash (Used in) Provided by Operating Activities	(304)	3,290
CASH FLOWS FROM INVESTING ACTIVITIES		
Receipts from securities purchased under resale arrangements	2,195,411	2,375,109
Payments for securities purchased under resale arrangements	(2,196,041)	(2,376,842)
Acquisition of equipment	(135)	–
Net Cash Used in Investing Activities	(765)	(1,733)
Effect of Exchange Rate Changes on Due from Banks	756	360
Net (Decrease) Increase in Due from Banks	(313)	1,917
Due from Banks at Beginning of Year	3,390	1,473
Due from Banks at End of Year	$ 3,077	$ 3,390
RECONCILIATION OF (DECREASE) INCREASE IN UNRESTRICTED NET ASSETS TO NET CASH (USED IN) PROVIDED BY OPERATING ACTIVITIES:		
(Decrease) Increase in unrestricted net assets (ADBI-2)	$ (1,145)	$ 501
Adjustments to reconcile (decrease) increase in unrestricted net assets to net cash (used in) provided by operating activities:		
Depreciation	70	67
Change in due from contributors	1,179	966
Change in long-term guarantee deposits	340	219
Change in other assets	395	(57)
Change in accrued pension and postretirement medical benefit costs	(1,618)	851
Change in asset reinstatement obligations	(230)	(148)
Change in other liabilities	(521)	46
Translation adjustments	1,226	845
Net Cash (Used in) Provided by Operating Activities	$ (304)	$ 3,290

The accompanying notes are an integral part of these financial statements (ADBI-4).

ASIAN DEVELOPMENT BANK—ASIAN DEVELOPMENT BANK INSTITUTE
NOTES TO FINANCIAL STATEMENTS
31 December 2013 and 2012

NOTE A—NATURE OF OPERATIONS

The Asian Development Bank (ADB), a multilateral development financial institution, was established in 1966 with its headquarters in Manila, Philippines. ADB and its operations are governed by the Agreement Establishing the Asian Development Bank (the Charter). Its purpose is to foster economic development and co-operation in Asia and the Pacific region and to contribute to the acceleration of the process of economic development of the developing member countries (DMCs) in the region, collectively and individually. Since 1999, ADB's corporate vision and mission has been to help DMCs reduce poverty in the region. This was reaffirmed under the long-term strategic framework for 2008-2020 (Strategy 2020). Under Strategy 2020, ADB's corporate vision continues to be "An Asia and Pacific Free of Poverty" and its mission has been to help its DMCs reduce poverty and improve living conditions and quality of life. ADB has been pursuing its mission and vision by focusing on three complementary strategic agendas: inclusive growth, environmentally sustainable growth, and regional integration. ADB provides financial and technical assistance for projects and programs, which will contribute to achieving this purpose. These are financed through ordinary capital resources (OCR) and Special Funds.[1]

In 1996, ADB approved the establishment of the Asian Development Bank Institute (the Institute) in Tokyo, Japan as a subsidiary body of ADB. The Institute commenced its operations upon the receipt of the first funds from Japan on 24 March 1997, and it was inaugurated on 10 December 1997. The Institute's funds may consist of voluntary contributions, donations, and grants from ADB member countries, non-government organizations, and foundations. The objectives of the Institute, as defined under its Statute, are the identification of effective development strategies and capacity improvement for sound development management in developing member countries.

ADB is immune from taxation pursuant to Chapter VIII, Article 56, *Exemption from Taxation*, of the Charter.

NOTE B—SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Presentation of the Financial Statements

The financial statements of the Institute are prepared in accordance with accounting principles generally accepted in the United States of America (US GAAP), and are presented on the basis of those for not-for-profit organizations.

The Institute reports donor's contributed cash and other assets as unrestricted support as these are made available to the Institute without conditions other than for the purposes of pursuing the objectives of the Institute.

Functional Currency and Reporting Currency

The functional currency of the Institute is yen. The reporting currency is the US dollar.

[1] Asian Development Fund (ADF), Technical Assistance Special Fund (TASF), Japan Special Fund (JSF), ADB Institute (ADBI), Pakistan Earthquake Fund (PEF), Regional Cooperation and Integration Fund (RCIF), Climate Change Fund (CCF), Asia Pacific Disaster Response Fund (APDRF), and Financial Sector Development Partnership Special Fund (FSDPSF).

continued

Translation of Currencies

Assets, liabilities, and uncommitted balances are translated from the functional currency to the reporting currency at the applicable rates of exchange at the end of a reporting period. Commitments included in the financial statements during the year are recognized at the applicable exchange rates as of the respective dates of commitment. Revenue and expense amounts are translated for each semi-monthly period generally at the applicable rates of exchange at the beginning of each period; such practice approximates the application of average rates in effect during the period. Translation adjustments are recorded as translation adjustments account and included in changes in unrestricted net assets.

Monetary assets and liabilities denominated in currency other than yen are translated into yen at year-end exchange rates. Exchange gains and losses are recorded as exchange (losses) gains - net account and included in the changes in unrestricted net assets.

Securities Purchased Under Resale Arrangements

The Institute accounts for transfer of financial assets in accordance with Financial Accounting Standards Board (FASB) Accounting Standards Codification (ASC) 860, "Transfers and Servicing." Transfers are accounted for as sales under ASC 860 when control over the transferred assets has been relinquished. Otherwise, the transfers are accounted for as resale arrangements and collateralized financing arrangements. Securities purchased under resale arrangements are recorded as assets and are not re-pledged.

Interest income on investment securities is recognized as realized and reported net of amortizations of premiums and discounts in REVENUE From investments.

Property, Furniture, and Equipment

Property, furniture, and equipment are stated at cost and depreciated over their estimated useful lives using the straight-line method. Maintenance, repairs and minor betterments are charged to expense.

Expenditures amounting to more than $30,000 for a single asset or a combination of assets forming an integral part of a separate asset are capitalized.

Contributions

Contributions from donors are included in the financial statements from the date committed.

Fair Value of Financial Instruments

ASC 820, "Fair Value Measurement" defines fair value as the price that would be received to sell an asset or paid to transfer a liability at measurement date in an orderly transaction among willing participants with an assumption that the transaction takes place in the entity's principal market, or in the absence of principal market, in the most advantageous market for the asset or liability. The most advantageous market is the market where the sale of the asset or transfer of liability would maximize the amount received for the asset or minimize the amount paid to transfer the liability. The fair value measurement is not adjusted for transaction cost.

Fair Value Hierarchy

ASC 820 establishes a fair value hierarchy that gives the highest priority to quoted prices in active markets for identical assets or liabilities (Level 1), next priority to observable market inputs or market corroborated data (Level 2), and the lowest priority to unobservable inputs without market corroborated data (Level 3).

continued

The fair values of ADB's financial assets and liabilities are categorized as follows:

Level 1: fair values are based on unadjusted quoted prices for identical assets or liabilities in active markets.
Level 2: fair values are based on quoted prices for similar assets or liabilities in active markets or markets that are not active; or valuation models for which significant inputs are obtained from market-based data that are observable.
Level 3: fair values are based on prices or valuation models for which significant inputs to the model are unobservable.

Inter-level transfers from one year to another may occur due to changes in market activities affecting the availability of quoted market prices or observable market data.

ADB's policy is to recognize transfers in and transfers out of levels as of the end of the reporting period in which they occur.

Accounting Estimates

The preparation of the financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities as of the end of the year and the reported amounts of revenue and expenses during the year. Actual results could differ from those estimates.

Accounting and Reporting Developments

In December 2011, the FASB issued Accounting Standards Update (ASU) 2011-11, *"Balance Sheet (Topic 210) – Disclosures about Offsetting Assets and Liabilities,"* to provide enhanced disclosures that will enable users of its financial statements to evaluate the effect or potential effect of netting arrangements on an entity's financial position. Subsequently, FASB issued ASU 2013-01 in January 2013 to clarify the scope of ASU 2011-11. The guidance is effective from quarter ended 31 March 2013 for the Institute. These ASUs did not impact the Institute's financial statements.

In April 2013, the FASB issued ASU 2013-06, *"Not-for-Profit Entities (Topic 958),"* to require a recipient not-for-profit entity to recognize all services received from personnel of an affiliate that directly benefit the recipient not-for-profit entity. Those services should be measured at the cost recognized by the affiliate for the personnel providing those services. The amendments in this Update are effective prospectively for fiscal years beginning after 15 June 2014, and interim and annual periods thereafter. The Institute is currently assessing the impact of this update on its financial statements.

In April 2013, the FASB issued ASU 2013-07, *"Presentation of Financial Statements (Topic 205) – Liquidation Basis of Accounting,"* to require an entity to prepare its financial statements using the liquidation basis of accounting when liquidation is imminent. The amendments are effective for entities that determine liquidation is imminent during annual reporting periods beginning after 15 December 2013, and interim reporting periods therein. This ASU is not expected to impact the Institute's financial statements.

Statement of Cash Flows

For the purposes of the Statement of Cash Flows, the Institute considers that its cash and cash equivalents are limited to DUE FROM BANKS, which consists of cash on hand and current accounts in banks used for operational disbursements.

continued

NOTE C—SECURITIES PURCHASED UNDER RESALE ARRANGEMENTS

The annualized rate of return on the average investments held during the year, including receivable for securities purchased under resale arrangements, based on the portfolio held at the beginning and end of each month was 0.04% (0.05% – 2012).

Fair Value Disclosure

The fair value of SECURITIES PURCHASED UNDER RESALE ARRANGEMENTS as of 31 December 2013 and 2012 was as follows:

($ thousand)

		Fair Value Measurements		
	31 December 2013	**Level 1**	**Level 2**	**Level 3**
Securities purchased under resale arrangements	$ 5,421	$ –	$ 5,421	$ –

($ thousand)

		Fair Value Measurements		
	31 December 2012	**Level 1**	**Level 2**	**Level 3**
Securities purchased under resale arrangements	$ 6,514	$ –	$ 6,514	$ –

The Institute maintains documented processes and internal controls to value the investment securities. If available, investment securities are fair valued based on active market quotes.

continued

NOTE D—PROPERTY, FURNITURE, AND EQUIPMENT

Property, furniture and equipment consist of one-time establishment cost (comprising office furniture, fixtures and equipment purchased at inception for use in the operations of the Institute) and equipment.

The changes in the property, furniture, and equipment during 2013 and 2012, as well as information pertaining to accumulated depreciation, were as follows:

($ thousand)

	Property, Furniture and Equipment				
	One-time establishment cost	Furniture	Equipment	Leased Property	**Grand Total**
Cost:					
Balance, 1 January 2013	$ 3,314	$ 70	$ 247	$ 255	$ 3,886
Additions during the year	–	–	135	–	135
Disposals during the year	–	–	–	–	–
Translation adjustments	(605)	(13)	(45)	(46)	(709)
Balance, 31 December 2013	2,709	57	337	209	3,312
Accumulated Depreciation:					
Balance, 1 January 2013	3,314	70	170	255	3,809
Depreciation during the year	–	–	70	–	70
Disposals during the year	–	–	–	–	–
Translation adjustments	(605)	(13)	(36)	(46)	(700)
Balance, 31 December 2013	2,709	57	204	209	3,179
Net Book Value, 31 December 2013	**$ –**	**$ –**	**$ 133**	**$ –**	**$ 133**

($ thousand)

	Property, Furniture and Equipment				
	One-time establishment cost	Furniture	Equipment	Leased Property	**Grand Total**
Cost:					
Balance, 1 January 2012	$ 3,704	$ 78	$ 276	$ 286	$ 4,344
Additions during the year	–	–	–	–	–
Disposals during the year	–	–	–	–	–
Translation adjustments	(390)	(8)	(29)	(31)	(458)
Balance, 31 December 2012	3,314	70	247	255	3,886
Accumulated Depreciation:					
Balance, 1 January 2012	3,704	78	121	286	4,189
Depreciation during the year	–	–	67	–	67
Disposals during the year	–	–	–	–	–
Translation adjustments	(390)	(8)	(18)	(31)	(447)
Balance, 31 December 2012	3,314	70	170	255	3,809
Net Book Value, 31 December 2012	**$ –**	**$ –**	**$ 77**	**$ –**	**$ 77**

Total depreciation expense incurred for the year ended 31 December 2013 amounted to $70,000 ($67,000 – 2012).

continued

NOTE E—LONG-TERM GUARANTEE DEPOSITS

The Institute leases office space and deposit the equivalent of six months of office rent to the lessor, as stipulated in the contract of lease signed in 1997. The amount is updated every contract renewal. The last renewal date was 1 April 2011.

NOTE F—ASSET REINSTATEMENT OBLIGATIONS

The Institute has recorded the estimated asset reinstatement obligations related to leased office space.

NOTE G—CONTRIBUTIONS

In January 2012, the Republic of Korea committed its 1st contribution to the Institute through the Republic of Korea e-Asia & Knowledge Partnership Fund amounting to $1,500,000.

In June 2012, the Government of Australia committed its 3rd contribution to the Institute amounting to A$580,000 ($581,000 equivalent).

In August 2012, the Government of Japan committed its 19th contribution to the Institute amounting to ¥672,070,000 ($8,590,000 equivalent).

In December 2012, the Government of Japan committed its 20th contribution to the Institute amounting to ¥672,070,000 ($7,818,000 equivalent).

In June 2013, the Government of Japan committed its 21st contribution to the Institute amounting to ¥672,070,000 ($6,779,000 equivalent).

In December 2013, the Government of Japan committed its 22nd contribution to the Institute amounting to ¥672,070,000 ($6,392,000 equivalent). As at 31 December 2013, the amount committed was reported in the Statement of Financial Position as DUE FROM CONTRIBUTORS.

NOTE H—REVENUE FROM RENTAL

Revenue from rental in 2013 consists of sublease rental income of $398,000 ($473,000 – 2012), received according to a space sharing agreement with the Japanese Representative Office of ADB. The transactions with ADB were made in the ordinary course of business and were negotiated at arm's length.

NOTE I—LEASES

The Institute leases office space and other assets. Rental expenses under operating leases for the years ended 31 December 2013 and 2012 were $3,356,000 and $4,044,000, respectively. As of 31 December 2013, the Institute has the following operating lease commitments, which includes non-cancellable period through 31 March 2012 and cancellable period from 1 April 2012 through 31 March 2014:

($ thousand)

Year ending 31 December	Minimum future rentals
2014	$ 761

continued

NOTE J—RELATED PARTY TRANSACTIONS

As of 31 December 2013, $101,000 was net payable to OCR ($138,000 – 2012) which is included in ACCOUNTS PAYABLE and OTHER LIABILITIES–Others. The payable results from transactions in the normal course of business.

NOTE K—STAFF RETIREMENT PLAN AND POSTRETIREMENT MEDICAL BENEFITS

Staff Retirement Plan

Eligible employees of the Institute are participants of the ADB Staff Retirement Plan (the Plan), a defined benefit plan. An eligible employee, as defined under the Plan, shall, as a condition of service, become a participant from the first day of service, provided that at such a date, the employee has not reached the normal retirement age of 60. Retirement benefits are based on length of service and the highest average remuneration during two years of eligible service. The Plan assets are segregated in a separate fund. The costs of administering the Plan are absorbed by ADB, except for fees paid to the investment managers and related charges, including custodian fees, which are borne by the Plan.

Participants hired on or before 30 September 2006 are required to contribute 9 1/3% of their salary to the Plan while those hired after that date are not required to contribute to the plan. Participants may also make additional voluntary contributions. The Institute's contribution is determined at a rate sufficient to cover that part of the costs of the Plan not covered by the participants' contributions.

Expected Contributions

The expected amount of contributions to the Plan for 2014, based on the Institute's contribution rate for the coming year of 21%, and the participants' mandatory contribution are $380,000 and $60,000 respectively (2013 – $330,000 and $58,000).

Investment Strategy

Contributions in excess of current benefits payments are invested in international financial markets and in a variety of investment vehicles. The Plan employs eight external asset managers and one global custodian who function within the guidelines established by the Plan's Investment Committee. The investment of these assets, over the long term, is expected to produce higher returns than short-term investments. The investment policy incorporates the Plan's package of desired investment return and tolerance for risk, taking into account the nature and duration of the Plan's liabilities. The Plan's assets are diversified among different markets and different asset classes. The use of derivatives for speculation, leverage or taking risks is prohibited. Selected derivatives are used for hedging and transactional efficiency purposes.

The Plan's investment policy is periodically reviewed and revised to reflect the best interest of the Plan's participants and beneficiaries. The current policy, adopted in January 2011, specifies an asset-mix structure of 70% of assets in equities and 30% in fixed income securities. At present, investments of the Plan's assets are divided into three categories: US equity, Non-US equity, and Global fixed income. The Plan's long-term target asset-mix is 40% US equity, 30% non-US equity and 30% global fixed income.

For the year ended 31 December 2013, the net return on the Plan assets was 16.7% (13.6% – 2012). ADB expects the long-term rate of return on the assets to be 7.5% (7.5% – 2012).

continued

Assumptions

The assumed overall rate of return takes into account long-term return expectations of the underlying asset classes within the investment portfolio mix, and the expected duration of the Plan's liabilities. Return expectations are forward looking and, in general, not much weight is given to short-term experience. Unless there is a drastic change in investment policy or market environment, as well as in the liability/benefit policy side, the assumed investment return of 7.5% on the Plan's assets is expected to remain broadly the same, year to year.

Actuarial assumptions based on the 2005-2009 experience were used as the basis for the actuarial valuation as of 31 December 2013 and 2012. These include rates of withdrawal, incapacity retirement rates, mortality rates, percent of international staff who commute, currency reserve, and pattern of the discretionary benefits withdrawal.

Postretirement Medical Benefits Plan

The Institute participates in the cost-sharing plan of ADB for retirees' medical insurance premiums. Under the plan, the Institute is obligated to pay 75% of the Group Medical Insurance Plan premiums for retirees and their eligible dependents who elected to participate. The cost-sharing plan is currently unfunded.

Generally accepted accounting principles require an actuarially determined assessment of the periodic cost of postretirement medical benefits.

The following table sets forth the pension and postretirement medical benefits at 31 December 2013 and 2012:

($ thousand)

	Pension Benefits		Postretirement Medical Benefits	
	2013	2012	2013	2012
Change in benefit obligation:				
Projected benefit obligation at beginning of year	$ 10,924	$ 9,636	$ 438	$ 458
Service cost	440	283	146	108
Interest cost	483	492	25	28
Plan participants' contributions	153	125	–	–
Actuarial (gain) loss	(1,464)	894	(182)	(130)
Benefits paid	(212)	(506)	(25)	(26)
Projected benefit obligation at end of year	$ 10,324	$ 10,924	$ 402	$ 438
Change in plan assets:				
Fair value of plan assets at beginning of year	$ 3,958	$ 3,540	$ –	$ –
Actual return on plan assets	680	470	–	–
Employer's contribution	360	329	25	26
Plan participants' contributions	153	125	–	–
Benefits paid	(212)	(506)	(25)	(26)
Fair value of plan assets at end of year	$ 4,939	$ 3,958	$ –	$ –
Funded Status	$ (5,385)	$ (6,966)	$ (402)	$ (438)

continued

table continued

($ thousand)

	Pension Benefits		Postretirement Medical Benefits	
	2013	2012	2013	2012
Amounts recognized in the Balance sheet consist of:				
Current liabilities	$ –	$ –	$ –	$ –
Noncurrent liabilities	(5,385)	(6,966)	(402)	(438)
Net amount recognized	$ (5,385)	$ (6,966)	$ (402)	$ (438)
Amounts recognized in the Unrestricted net assets consist of:				
Net actuarial loss (gain)	$ 1,875	$ 4,069	$ (386)	$ (223)
Prior service cost (credit)	–	–	–	–
Net amount recognized	$ 1,875	$ 4,069	$ (386)	$ (223)
Weighted-average assumptions as of 31 December				
Discount rate	5.00%	4.30%	5.00%	4.30%
Expected return on plan assets	7.50%	7.50%	N/A	N/A
Rate of compensation increase varies with age and averages	3.25%	3.25%	N/A	4.00%

For measurement purposes, a 7.0% annual rate of increase in the per capita cost of covered health care benefits was assumed for the valuation as of 31 December 2013 and 2012. The rate was assumed to decrease gradually to 5.0% through 2021 (5.0% through 2020 – 2012) and remain at that level thereafter.

The following table summarizes the benefit costs associated with pension and postretirement medical benefits for the years ended 31 December 2013 and 2012:

($ thousand)

	Pension Benefits		Postretirement Medical Benefits	
	2013	2012	2013	2012
Components of net periodic benefit cost:				
Service cost	$ 440	$ 283	$ 146	$ 108
Interest cost	483	492	25	28
Expected return on plan assets	(292)	(274)	–	–
Recognized actuarial loss (gain)	342	351	(19)	(7)
Net periodic benefit cost	$ 973	$ 852	$ 152	$ 129

The accumulated benefit obligation of the pension plan as of 31 December 2013 was $10,091,000 ($10,660,000 – 2012).

The estimated net loss for the defined benefit pension plan that will be amortized from accumulated other comprehensive income into net periodic benefit cost over the next fiscal year amounted to $111,000. The estimated net gain for the other postretirement benefits plan that will be amortized from accumulated other comprehensive income into net periodic benefit cost over the next fiscal year is $33,000.

continued

A one-percentage-point change in assumed health care cost trend rates would have the following effects:

($ thousand)	1-Percentage-Point Increase	1-Percentage-Point Decrease
Effect on total service and interest cost components	$ 46	$ (34)
Effect on postretirement benefit obligation	94	(72)

Estimated Future Benefits Payments

The following table shows the benefit payments expected to be paid in each of the next five years and subsequent five years. The expected benefit payments are based on the same assumptions used to measure the benefit obligation at 31 December 2013:

($ thousand)	Pension Benefits	Postretirement Medical Benefits
2014	$ 529	$ 0
2015	366	0
2016	399	1
2017	455	9
2018	580	17
2019–2023	3,462	133

Fair Value Disclosure

The fair value of the plan asset's financial instruments measured at fair value on a recurring basis as of 31 December 2013 and 2012 were reported based on the following:

($ thousand)		Fair Value Measurements		
	31 December 2013	Level 1	Level 2	Level 3
Cash and cash equivalents	$ 75	$ –	$ 75	$ –
Common/preferred stocks	1,171	1,171	–	0
Investment funds	2,409	2,409	–	–
Government or government-guaranteed securities	618	613	1	4
Corporate debt securities	503	493	7	3
Mortgage/asset-backed securities:				
Mortgage-backed securities	84	29	55	0
Collateralized mortgage obligations	25	–	13	12
Asset-backed securities	4	–	3	1
Short-term investments	79	22	57	–
Derivatives	1	1	0	–
Other asset/liabilities[a]—net	(30)	–	(30)	–
Total fair value of plan assets	$ 4,939	$ 4,738	$ 181	$ 20

0 = Less than $500.

[a] Incudes receivables and liabilities carried at amounts that approximate fair value.

continued

($ thousand)

	31 December 2012	Fair Value Measurements Level 1	Level 2	Level 3
Cash and cash equivalents	$ 133	$ –	$ 133	$ –
Common/preferred stocks	927	927	–	0
Investment funds	1,630	1,630	–	–
Government or government-guaranteed securities	481	464	17	–
Corporate debt securities	476	431	21	24
Mortgage/asset-backed securities:				
Mortgage-backed securities	141	76	65	0
Collateralized mortgage obligations	12	0	5	7
Asset-backed securities	3	–	3	–
Short-term investments	212	52	160	–
Derivatives	0	1	(1)	0
Other asset/liabilities[a]—net	(57)	–	(57)	–
Total fair value of plan assets	$ 3,958	$ 3,581	$ 346	$ 31

0 = Less than $500.

[a] Incudes receivables and liabilities carried at amounts that approximate fair value.

The Plan's investment committee and SRP investment unit meet periodically and are involved in overseeing the activities and performance of the investment portfolios. The fair value of the Plan investments is provided by the Plan's global custodian from various independent pricing providers. The accounting division in coordination with data management unit of treasury services division evaluates the fair value in determining the hierarchy level. All investments including equity securities, fixed income securities and derivatives are provided by independent pricing providers. Equity securities include common and preferred stocks and mutual funds. Fixed income securities include government or government-guaranteed securities, corporate obligations, asset and mortgage-backed securities, and short-term investments. Derivatives include futures, swaps and currency forward contracts.

The table below provides details of transfers between Levels 1 and 2 for the years ended 31 December 2013 and 2012:

($ thousand)

	2013		2012	
	Level 1	Level 2	Level 1	Level 2
Investments				
Government or government-guaranteed securities				
Transfers into (out of)	$ 11	$ (11)	$ (9)	$ 9
Corporate debt securities				
Transfers into (out of)	9	(9)	35	(35)
Mortgaged/asset-backed securities				
Transfers (out of) into	(2)	2	(40)	40
	$ 18	$ (18)	$ (14)	$ 14

The inter-level transfers are attributed to the availability of market quotes.

continued

The following tables present the changes in the carrying amounts of the pension plan Level 3 financial assets and financial liabilities for the years ended 31 December 2013 and 2012:

($ thousand)

	Investments				
	Common/ preferred stocks	Government or gov't.-guaranteed securities	Corporate debt securities	Mortgage/ Asset-backed securities	Derivatives
Balance, 31 December 2012	$ 0	$ –	$ 24	$ 7	$ 0
Total realized/unrealized (losses)/gains in:					
Net decrease in net assets available for benefits	(0)	(0)	(0)	(0)	(0)
Purchases	–	4	2	11	–
Sales/Maturities	(0)	–	(23)	(2)	–
Settlement and others	–	–	(0)	(3)	–
Transfers into Level 3	–	–	–	0	–
Balance, 31 December 2013	$ 0	$ 4	$ 3	$ 13	$ (0)
Total unrealized gains (losses) included in income related to financial assets and liabilities still held at the reporting date	$ 0	$ (0)	$ (0)	$ (0)	$ –

0 = Less than $500.

($ thousand)

	Investments				
	Common/ preferred stocks	Government or gov't.-guaranteed securities	Corporate debt securities	Mortgage/ Asset-backed securities	Derivatives
Balance, 31 December 2011	$ 0	$ 13	$ 16	$ 18	$ 0
Total realized/unrealized (losses)/gains in:					
Net increase (decrease) in net assets available for benefits	0	0	1	0	(0)
Purchases	–	–	4	–	–
Sales/Maturities	–	(10)	(1)	(1)	–
Settlement and others	–	–	0	(4)	–
Transfers (out of) into Level 3	–	(3)	4	(6)	–
Balance, 31 December 2012	$ 0	$ –	$ 24	$ 7	$ 0
Total unrealized gains included in income related to financial assets and liabilities still held at the reporting date	$ 0	$ –	$ 1	$ –	$ 0

0 = Less than $500.

Transfers into and out of Level 3 in 2013 and 2012 are due to availability of market observable inputs.

NOTE L—OTHER FAIR VALUE DISCLOSURES

As of 31 December 2013 and 2012, the Institute has no assets or liabilities measured at fair value on a non-recurring basis. See Note C for discussions relating to securities purchased under resale arrangements. In all other cases, the carrying amounts of the Institute's assets and liabilities are considered to approximate fair values.

continued

NOTE M—SUBSEQUENT EVENTS

The Institute has evaluated subsequent events after 31 December 2013 through 12 March 2014, the date these Financial Statements are available for issuance. On 8 January 2014, the Institute received the 22nd contribution from the Government of Japan.

PAKISTAN EARTHQUAKE FUND
MANAGEMENT'S REPORT ON INTERNAL CONTROL OVER FINANCIAL REPORTING

The management of Asian Development Bank ("ADB") is responsible for establishing and maintaining adequate internal control over financial reporting. ADB's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles in the United States of America.

ADB's internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of ADB; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles in the United States of America, and that receipts and expenditures of ADB are being made only in accordance with authorizations of management and directors of ADB; and (iii) provide reasonable assurance regarding prevention or timely detection and correction of unauthorized acquisition, use, or disposition of ADB's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

ADB's management assessed the effectiveness of ADB's internal control over financial reporting as of 31 December 2013. In making this assessment, ADB's management used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission in *Internal Control – Integrated Framework (1992)*. Based on that assessment, management believes that as of 31 December 2013, ADB's internal control over financial reporting is effective based upon the criteria established in *Internal Control – Integrated Framework (1992)*.

Takehiko Nakao
President

Thierry de Longuemar
Vice-President (Finance and Risk Management)

Simon T. Bradbury
Controller

12 March 2014

Deloitte.

Deloitte & Touche LLP
Unique Entity No. T08LL0721A
6 Shenton Way #32-00
OUE Downtown 2
Singapore 068809

Tel: +65 6224 8288
Fax: +65 6538 6166
www.deloitte.com/sg

INDEPENDENT AUDITORS' REPORT

To the Board of Directors and the Board of Governors of Asian Development Bank

We have audited management's assertion, included in the accompanying Management's Report on Internal Control over Financial Reporting, that Asian Development Bank ("ADB") maintained effective internal control over financial reporting as of December 31, 2013, based on the criteria established in Internal Control — *Integrated Framework (1992)* issued by the Committee of Sponsoring Organizations of the Treadway Commission. ADB's management is responsible for maintaining effective internal control over financial reporting and for its assertion of the effectiveness of internal control over financial reporting, included in the accompanying Management's Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on management's assertion based on our audit.

We conducted our audit in accordance with attestation standards established by the American Institute of Certified Public Accountants. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audit also included performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

ADB's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with accounting principles generally accepted in the United States of America. ADB's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of ADB; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with accounting principles generally accepted in the United States of America, and that receipts and expenditures of ADB are being made only in accordance with authorizations of management and directors of ADB; and (3) provide reasonable assurance regarding prevention or timely detection and correction of unauthorized acquisition, use, or disposition of ADB's assets that could have a material effect on the financial statements.

Deloitte.

Because of the inherent limitations of internal control over financial reporting, including the possibility of collusion or improper management override of controls, material misstatements due to error or fraud may not be prevented or detected and corrected on a timely basis. Also, projections of any evaluation of the effectiveness of the internal control over financial reporting to future periods are subject to the risk that the controls may become inadequate because of changes in conditions or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, management's assertion that ADB maintained effective internal control over financial reporting as of December 31, 2013, is fairly stated, in all material respects, based on the criteria established in Internal Control — *Integrated Framework (1992)* issued by the Committee of Sponsoring Organizations of the Treadway Commission.

We have also audited, in accordance with auditing standards generally accepted in the United States of America, the accompanying statement of financial position of Asian Development Bank ("ADB") – Pakistan Earthquake Fund as of December 31, 2013 and 2012 and the related statements of activities and changes in net assets, and cash flows for the years then ended and the related notes to the financial statements. Our report dated March 12, 2014 expressed an unqualified opinion on those financial statements.

Deloitte & Touche LLP

Public Accountants and
Chartered Accountants
Singapore

March 12, 2014

Deloitte.

Deloitte & Touche LLP
Unique Entity No. T08LL0721A
6 Shenton Way #32-00
OUE Downtown 2
Singapore 068809

Tel: +65 6224 8288
Fax: +65 6538 6166
www.deloitte.com/sg

INDEPENDENT AUDITORS' REPORT

To the Board of Directors and the Board of Governors of Asian Development Bank

We have audited the accompanying financial statements of Asian Development Bank ("ADB") – Pakistan Earthquake Fund which comprise the statement of financial position as of December 31, 2013 and 2012, and the related statements of activities and changes in net assets, and cash flows for the years then ended, and the related notes to the financial statements.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditors' Responsibility

Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Deloitte.

Opinion

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of ADB – Pakistan Earthquake Fund as of December 31, 2013 and 2012, and the results of its operations and its cash flows for the years then ended in accordance with accounting principles generally accepted in the United States of America.

Report on Management's Assertion on Internal Control over Financial Reporting

We have also audited, in accordance with attestation standards established by the American Institute of Certified Public Accountants, management's assertion that ADB maintained effective internal control over financial reporting as of December 31, 2013, based on the criteria established in Internal Control — *Integrated Framework (1992)* issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated March 12, 2014 expressed an unqualified opinion on management's assertion that ADB maintained effective internal control over financial reporting.

Deloitte & Touche LLP

Public Accountants and
Chartered Accountants
Singapore

March 12, 2014

PEF-1

ASIAN DEVELOPMENT BANK—PAKISTAN EARTHQUAKE FUND
STATEMENT OF FINANCIAL POSITION
31 December 2013 and 2012
Expressed in Thousands of US Dollars

	2013	2012
ASSETS		
DUE FROM BANKS	$ 803	$ 699
INVESTMENTS (Notes C and G)		
Time deposits	17,460	17,728
ACCRUED REVENUE	7	4
ADVANCES FOR GRANTS	–	85
TOTAL	**$ 18,270**	**$ 18,516**
LIABILITIES AND UNCOMMITTED BALANCES		
ACCOUNTS PAYABLE AND OTHER LIABILITIES (Note D)	$ 15	$ 15
UNDISBURSED COMMITMENTS (Notes E and G)	–	14,074
TOTAL LIABILITIES	15	14,089
UNCOMMITTED BALANCES (PEF-2) (Note F), represented by:		
Unrestricted net assets	18,255	4,427
TOTAL	**$ 18,270**	**$ 18,516**

The accompanying notes are an integral part of these financial statements (PEF-4).

ASIAN DEVELOPMENT BANK—PAKISTAN EARTHQUAKE FUND
STATEMENT OF ACTIVITIES AND CHANGES IN NET ASSETS
For the Years Ended 31 December 2013 and 2012
Expressed in Thousands of US Dollars

	2013	2012
CHANGES IN UNRESTRICTED NET ASSETS		
REVENUE		
From investments (Note C)	$ 296	$ 189
From other sources (Note E)	13,952	216
Total	14,248	405
EXPENSES		
Administrative and financial expenses (Note D)	18	128
REVENUE IN EXCESS OF EXPENSES	14,230	277
EXCHANGE LOSSES—net	(402)	(403)
INCREASE (DECREASE) IN NET ASSETS	13,828	(126)
NET ASSETS AT BEGINNING OF YEAR	4,427	4,553
NET ASSETS AT END OF YEAR	**$ 18,255**	**$ 4,427**

The accompanying notes are an integral part of these financial statements (PEF-4).

ASIAN DEVELOPMENT BANK—PAKISTAN EARTHQUAKE FUND
STATEMENT OF CASH FLOWS
For the Years Ended 31 December 2013 and 2012
Expressed in Thousands of US Dollars

	2013	2012
CASH FLOWS FROM OPERATING ACTIVITIES		
Interest on investments received	$ 293	$ 189
Net cash received from other sources	22	215
Grants disbursed	(59)	(2,778)
Administrative and financial expenses paid	(18)	(169)
Net Cash Provided by (Used in) Operating Activities	238	(2,543)
CASH FLOWS FROM INVESTING ACTIVITIES		
Maturities of investments	831,994	592,060
Purchases of investments	(832,081)	(589,180)
Net Cash (Used in) Provided by Investing Activities	(87)	2,880
Effect of Exchange Rate Changes on Due from Banks	(47)	(213)
Net Increase in Due from Banks	104	124
Due from Banks at Beginning of Year	699	575
Due from Banks at End of Year	$ 803	$ 699
RECONCILIATION OF INCREASE (DECREASE) IN NET ASSETS TO NET CASH PROVIDED BY (USED IN) OPERATING ACTIVITIES:		
Increase (Decrease) in net assets (PEF-2)	$ 13,828	$ (126)
Adjustments to reconcile increase (decrease) in net assets to net cash provided by (used in) operating activities:		
Change in accrued revenue	(3)	0
Change in advances for grants	85	2,879
Change in accounts payable and other liabilities	–	(42)
Change in undisbursed commitments	(14,074)	(5,650)
Exchange losses—net	402	396
Net Cash Provided by (Used in) Operating Activities	$ 238	$ (2,543)

0 = less than $500.

The accompanying notes are an integral part of these financial statements (PEF-4).

ASIAN DEVELOPMENT BANK—PAKISTAN EARTHQUAKE FUND
NOTES TO FINANCIAL STATEMENTS
31 December 2013 and 2012

NOTE A—NATURE OF OPERATIONS

The Asian Development Bank (ADB), a multilateral development financial institution, was established in 1966 with its headquarters in Manila, Philippines. ADB and its operations are governed by the Agreement Establishing the Asian Development Bank (the Charter). Its purpose is to foster economic development and co-operation in Asia and the Pacific region and to contribute to the acceleration of the process of economic development of the developing member countries (DMCs) in the region, collectively and individually. Since 1999, ADB's corporate vision and mission has been to help DMCs reduce poverty in the region. This was reaffirmed under the long-term strategic framework for 2008-2020 (Strategy 2020). Under Strategy 2020, ADB's corporate vision continues to be "An Asia and Pacific Free of Poverty" and its mission has been to help its DMCs reduce poverty and improve living conditions and quality of life. ADB has been pursuing its mission and vision by focusing on three complementary strategic agendas: inclusive growth, environmentally sustainable growth, and regional integration. ADB provides financial and technical assistance for projects and programs, which will contribute to achieving this purpose. These are financed through ordinary capital resources (OCR) and Special Funds.[1]

The PEF was established on 14 November 2005 in response to the special circumstances confronted by Pakistan resulting from the effects of an earthquake on 8 October 2005. The objective of the PEF is to deliver emergency grant financing promptly and effectively to Pakistan in the form of technical assistance and investment projects to support reconstruction, rehabilitation, and associated development activities. PEF resources were available to the Government of Pakistan and other suitable entities acceptable to the Government of Pakistan and ADB, including, where appropriate, non-government organizations. PEF's resources may consist of allocations from the net income of OCR and contributions from bilateral, multilateral, and individual sources.

Unless otherwise agreed by the contributors and ADB, PEF was to terminate on the earlier of (i) the date three to four years from the Board approval of the PEF, or (ii) such date as the PEF funds have been fully disbursed by ADB. PEF was terminated on 30 June 2011 and all projects were financially completed as of 30 September 2013. PEF continued to remain open to complete actions necessary to wind up the fund.

ADB is immune from taxation pursuant to Chapter VIII, Article 56, *Exemption from Taxation*, of the Charter.

NOTE B—SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Presentation of the Financial Statements

The financial statements of the PEF are prepared in accordance with accounting principles generally accepted in the United States of America, and are presented on the basis of those for not-for-profit organizations.

PEF reports donors' contributions of cash and other assets as unrestricted assets as these are made available to PEF without conditions other than for the purpose of pursuing its objectives.

Functional and Reporting Currency

The US dollar is the functional and reporting currency, representing the currency of the primary economic operating environment of PEF.

---

[1] Asian Development Fund (ADF), Technical Assistance Special Fund (TASF), Japan Special Fund (JSF), ADB Institute (ADBI), Pakistan Earthquake Fund (PEF), Regional Cooperation and Integration Fund (RCIF), Climate Change Fund (CCF), Asia Pacific Disaster Response Fund (APDRF), and Financial Sector Development Partnership Special Fund (FSDPSF).

continued

Translation of Currencies

ADB adopts the use of daily exchange rates for accounting and financial reporting purposes. This allows transactions denominated in non-US dollar currencies to be translated to the reporting currency using exchange rates applicable at the time of the transactions. Contributions included in the financial statements during the year are recognized at applicable exchange rates as of the respective dates of commitment. At the end of each accounting month, translations of assets, liabilities, and uncommitted balances which are denominated in non-US dollar currencies are adjusted using the applicable rates of exchange at the end of the reporting period. These translation adjustments are accounted for as exchange gains or losses and are credited or charged to operations.

Investments

All investment securities held by PEF are reported at fair value. Realized and unrealized gains and losses are included in revenue.

Interest income on time deposits is recognized as realized and reported in REVENUE From investments.

Contributions

The contributions from donors and the allocations from OCR net income are included in the financial statements, from the date of effectivity of the contribution agreement, and the Board of Governors' approval, respectively.

Technical Assistance, Grants and Undisbursed Commitments

Technical assistance (TA) and grants are recognized in the financial statements when the project is approved and becomes effective. Upon completion of a TA project or cancellation of a grant, any undisbursed amount is written back as a reduction in technical assistance or grants for the year and the corresponding undisbursed commitment is eliminated accordingly.

Advances are provided from TA and grants to the executing agency or co-operating institution, for the purpose of making payments for eligible expenses. The advances are subject to liquidation and charged against undisbursed commitments. Any unutilized portion is required to be returned to the fund. These are included in ADVANCES FOR GRANTS.

Fair Value of Financial Instruments

ASC 820, "Fair Value Measurement" defines fair value as the price that would be received to sell an asset or paid to transfer a liability at measurement date in an orderly transaction among willing participants with an assumption that the transaction takes place in the entity's principal market, or in the absence of principal market, in the most advantageous market for the asset or liability. The most advantageous market is the market where the sale of the asset or transfer of liability would maximize the amount received for the asset or minimize the amount paid to transfer the liability. The fair value measurement is not adjusted for transaction costs.

Fair Value Hierarchy

ASC 820 establishes a fair value hierarchy that gives the highest priority to quoted prices in active markets for identical assets or liabilities (Level 1), next priority to observable market inputs or market corroborated data (Level 2), and the lowest priority to unobservable inputs without market corroborated data (Level 3).

continued

The fair values of ADB's financial assets and liabilities are categorized as follows:

Level 1: fair values are based on unadjusted quoted prices for identical assets or liabilities in active markets.
Level 2: fair values are based on quoted prices for similar assets or liabilities in active markets or markets that are not active; or valuation models for which significant inputs are obtained from market-based data that are observable.
Level 3: fair values are based on prices or valuation models for which significant inputs to the model are unobservable.

Inter-level transfers from one year to another may occur due to changes in market activities affecting the availability of quoted market prices or observable market data.

ADB's policy is to recognize transfers in and transfers out of levels as of the end of the reporting period in which they occur.

Accounting Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make reasonable estimates and assumptions that affect the reported amounts of assets and liabilities and uncommitted balances as of the end of the year and the reported amounts of revenue and expenses during the year. The actual results could differ from those estimates.

Accounting and Reporting Developments

In April 2013, the Financial Accounting Standards Board (FASB) issued Accounting Standards Update (ASU) 2013-06, *"Not-for-Profit Entities (Topic 958),"* to require a recipient not-for-profit entity to recognize all services received from personnel of an affiliate that directly benefit the recipient not-for-profit entity. Those services should be measured at the cost recognized by the affiliate for the personnel providing those services. The amendments in this Update are effective prospectively for fiscal years beginning after 15 June 2014, and interim and annual periods thereafter. ADB is currently assessing the impact of this ASU on PEF's financial statements.

In April 2013, the FASB issued ASU 2013-07, *"Presentation of Financial Statements (Topic 205) – Liquidation Basis of Accounting,"* to require an entity to prepare its financial statements using the liquidation basis of accounting when liquidation is imminent. The amendments are effective for entities that determine liquidation is imminent during annual reporting periods beginning after 15 December 2013, and interim reporting periods therein. This ASU is not expected to impact PEF's financial statements.

Statement of Cash Flows

For the purposes of the Statement of Cash Flows, PEF considers that its cash and cash equivalents are limited to DUE FROM BANKS, which consists of cash on hand and current accounts in banks used for operational disbursements.

NOTE C—INVESTMENTS

The main investment management objective is to maintain security and liquidity. Subject to these parameters, ADB seeks the highest possible return on its investments. Investments are governed by the Investment Authority approved by the Board of Directors.

All investments held as of 31 December 2013 and 2012 were in time deposits.

continued

The currency composition of the investment portfolio as of 31 December 2013 and 2012 expressed in US dollars was as follows:

($ thousand)

Currency	2013	2012
Pakistan rupee	$ 4,257	$ 4,546
US dollar	13,203	13,182
Total	**$ 17,460**	**$ 17,728**

The annualized rate of return on the average investments held during the year, based on the portfolio held at the beginning and end of each month, was 1.80% (1.58% – 2012).

Fair Value Disclosure

The fair value of INVESTMENTS as of 31 December 2013 and 2012 was as follows:

($ thousand)

		Fair Value Measurements		
	31 December 2013	**Level 1**	**Level 2**	**Level 3**
Investments				
Time deposits	$ 17,460	$ –	$ 17,460	$ –

($ thousand)

		Fair Value Measurements		
	31 December 2012	**Level 1**	**Level 2**	**Level 3**
Investments				
Time deposits	$ 17,728	$ –	$ 17,728	$ –

ADB maintains documented processes and internal controls to value investment securities. Time deposits are reported at cost, which approximates fair value.

NOTE D—RELATED PARTY TRANSACTIONS

The OCR and special funds resources are at all times used, committed, and invested entirely separately from each other. The administrative and operational expenses pertaining to PEF are settled regularly with OCR and the other funds. Regional technical assistance projects and programs may be combined activities financed by special and trust funds. ADB charges a service fee to cover ADB's cost for the administration, management, supervision, and operation of the PEF. The service fee is currently 2% of the amount disbursed for technical assistance and investment projects. As of 31 December 2013, there was no payable to OCR ($8,000 – 2012).

NOTE E—UNDISBURSED COMMITMENTS

Undisbursed commitments are denominated in US dollars and represent effective grants not yet disbursed and unliquidated. During 2013, $13,930,000 undisbursed amounts were written back from financially completed and/or cancelled grant (nil – 2012). The fair value of undisbursed commitments approximates the amounts outstanding, because ADB expects that disbursements will substantially be made for all the projects/programs covered by the commitments.

continued

NOTE F—UNCOMMITTED BALANCES

Uncommitted balances comprise amounts which have not been committed by ADB as of 31 December 2013 and 2012.

NOTE G—OTHER FAIR VALUE DISCLOSURES

As of 31 December 2013 and 2012, PEF has no assets or liabilities measured at fair value on a non-recurring basis. See Notes C and E for discussions relating to investments and undisbursed commitments, respectively. In all other cases, the carrying amount of PEF's assets and liabilities is considered to approximate fair value.

NOTE H—SUBSEQUENT EVENTS

ADB has evaluated subsequent events after 31 December 2013 through 12 March 2014, the date these Financial Statements are available for issuance. As a result of this evaluation, there are no subsequent events, as defined, that require recognition or disclosure in the PEF's Financial Statements as of 31 December 2013.

REGIONAL COOPERATION AND INTEGRATION FUND
MANAGEMENT'S REPORT ON INTERNAL CONTROL OVER FINANCIAL REPORTING

The management of Asian Development Bank ("ADB") is responsible for establishing and maintaining adequate internal control over financial reporting. ADB's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles in the United States of America.

ADB's internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of ADB; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles in the United States of America, and that receipts and expenditures of ADB are being made only in accordance with authorizations of management and directors of ADB; and (iii) provide reasonable assurance regarding prevention or timely detection and correction of unauthorized acquisition, use, or disposition of ADB's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

ADB's management assessed the effectiveness of ADB's internal control over financial reporting as of 31 December 2013. In making this assessment, ADB's management used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission in *Internal Control – Integrated Framework (1992).* Based on that assessment, management believes that as of 31 December 2013, ADB's internal control over financial reporting is effective based upon the criteria established in *Internal Control – Integrated Framework (1992).*

Takehiko Nakao
President

Thierry de Longuemar
Vice-President (Finance and Risk Management)

Simon T. Bradbury
Controller

12 March 2014

Deloitte.

Deloitte & Touche LLP
Unique Entity No. T08LL0721A
6 Shenton Way #32-00
OUE Downtown 2
Singapore 068809

Tel: +65 6224 8288
Fax: +65 6538 6166
www.deloitte.com/sg

INDEPENDENT AUDITORS' REPORT

To the Board of Directors and the Board of Governors of Asian Development Bank

We have audited management's assertion, included in the accompanying Management's Report on Internal Control over Financial Reporting, that Asian Development Bank ("ADB") maintained effective internal control over financial reporting as of December 31, 2013, based on the criteria established in Internal Control — *Integrated Framework (1992)* issued by the Committee of Sponsoring Organizations of the Treadway Commission. ADB's management is responsible for maintaining effective internal control over financial reporting and for its assertion of the effectiveness of internal control over financial reporting, included in the accompanying Management's Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on management's assertion based on our audit.

We conducted our audit in accordance with attestation standards established by the American Institute of Certified Public Accountants. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audit also included performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

ADB's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with accounting principles generally accepted in the United States of America. ADB's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of ADB; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with accounting principles generally accepted in the United States of America, and that receipts and expenditures of ADB are being made only in accordance with authorizations of management and directors of ADB; and (3) provide reasonable assurance regarding prevention or timely detection and correction of unauthorized acquisition, use, or disposition of ADB's assets that could have a material effect on the financial statements.

Deloitte.

Because of the inherent limitations of internal control over financial reporting, including the possibility of collusion or improper management override of controls, material misstatements due to error or fraud may not be prevented or detected and corrected on a timely basis. Also, projections of any evaluation of the effectiveness of the internal control over financial reporting to future periods are subject to the risk that the controls may become inadequate because of changes in conditions or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, management's assertion that ADB maintained effective internal control over financial reporting as of December 31, 2013, is fairly stated, in all material respects, based on the criteria established in Internal Control — *Integrated Framework (1992)* issued by the Committee of Sponsoring Organizations of the Treadway Commission.

We have also audited, in accordance with auditing standards generally accepted in the United States of America, the accompanying statement of financial position of Asian Development Bank ("ADB") – Regional Cooperation and Integration Fund as of December 31, 2013 and 2012 and the related statements of activities and changes in net assets, and cash flows for the years then ended and the related notes to the financial statements. Our report dated March 12, 2014 expressed an unqualified opinion on those financial statements.

Deloitte & Touche LLP

Public Accountants and
Chartered Accountants
Singapore

March 12, 2014

Deloitte.

Deloitte & Touche LLP
Unique Entity No. T08LL0721A
6 Shenton Way #32-00
OUE Downtown 2
Singapore 068809

Tel: +65 6224 8288
Fax: +65 6538 6166
www.deloitte.com/sg

INDEPENDENT AUDITORS' REPORT

To the Board of Directors and the Board of Governors of Asian Development Bank

We have audited the accompanying financial statements of Asian Development Bank ("ADB") – Regional Cooperation and Integration Fund which comprise the statement of financial position as of December 31, 2013 and 2012, and the related statements of activities and changes in net assets, and cash flows for the years then ended, and the related notes to the financial statements.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditors' Responsibility

Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

Deloitte.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of ADB – Regional Cooperation and Integration Fund as of December 31, 2013 and 2012, and the results of its operations and its cash flows for the years then ended in accordance with accounting principles generally accepted in the United States of America.

Report on Management's Assertion on Internal Control over Financial Reporting

We have also audited, in accordance with attestation standards established by the American Institute of Certified Public Accountants, management's assertion that ADB maintained effective internal control over financial reporting as of December 31, 2013, based on the criteria established in Internal Control — *Integrated Framework (1992)* issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated March 12, 2014 expressed an unqualified opinion on management's assertion that ADB maintained effective internal control over financial reporting.

Deloitte & Touche LLP

Public Accountants and
Chartered Accountants
Singapore

March 12, 2014

RCIF-1

ASIAN DEVELOPMENT BANK—REGIONAL COOPERATION AND INTEGRATION FUND
STATEMENT OF FINANCIAL POSITION
31 December 2013 and 2012
Expressed in Thousands of US Dollars

	2013	2012
ASSETS		
DUE FROM BANKS	$ 266	$ 251
INVESTMENTS (Notes C and G)		
Time deposits	17,546	17,619
ACCRUED REVENUE	1	1
ADVANCES FOR GRANTS AND OTHER ASSETS (Note D)	815	1,798
TOTAL	**$ 18,628**	**$ 19,669**
LIABILITIES AND UNCOMMITTED BALANCES		
ACCOUNTS PAYABLE AND OTHER LIABILITIES (Note D)	$ 135	$ 61
UNDISBURSED COMMITMENTS (Notes E and G)	13,373	17,957
TOTAL LIABILITIES	13,508	18,018
UNCOMMITTED BALANCES (RCIF-2) (Note F), represented by:		
Unrestricted net assets	5,120	1,651
TOTAL	**$ 18,628**	**$ 19,669**

The accompanying notes are an integral part of these financial statements (RCIF-4).

ASIAN DEVELOPMENT BANK—REGIONAL COOPERATION AND INTEGRATION FUND
STATEMENT OF ACTIVITIES AND CHANGES IN NET ASSETS
For the Years Ended 31 December 2013 and 2012
Expressed in Thousands of US Dollars

	2013	2012
CHANGES IN UNRESTRICTED NET ASSETS		
CONTRIBUTIONS (Note F)	$ 6,000	$ –
REVENUE		
From investments (Note C)	26	36
From other sources	2	0
Total	6,028	36
EXPENSES		
Technical assistance—net (Note E)	2,201	2,103
Administrative and financial expenses (Note D)	355	421
Total	2,556	2,524
CONTRIBUTIONS AND REVENUE IN EXCESS OF (LESS THAN) EXPENSES	3,472	(2,488)
EXCHANGE LOSSES—net	(3)	(4)
INCREASE (DECREASE) IN NET ASSETS	3,469	(2,492)
NET ASSETS AT BEGINNING OF YEAR	1,651	4,143
NET ASSETS AT END OF YEAR	**$ 5,120**	**$ 1,651**

0 = Less than $500.
The accompanying notes are an integral part of these financial statements (RCIF-4).

RCIF-3

ASIAN DEVELOPMENT BANK—REGIONAL COOPERATION AND INTEGRATION FUND
STATEMENT OF CASH FLOWS
For the Years Ended 31 December 2013 and 2012
Expressed in Thousands of US Dollars

	2013	2012
CASH FLOWS FROM OPERATING ACTIVITIES		
Contributions received	$ 6,000	$ –
Interest on investments received	27	36
Cash received from other sources	2	0
Technical assistance disbursed	(5,726)	(7,985)
Administrative and financial expenses paid	(361)	(443)
Net Cash Used in Operating Activities	(58)	(8,392)
CASH FLOWS FROM INVESTING ACTIVITIES		
Maturities of investments	824,161	1,028,408
Purchases of investments	(824,088)	(1,019,944)
Net Cash Provided by Investing Activities	73	8,464
Net Increase in Due From Banks	15	72
Due from Banks at Beginning of Year	251	179
Due from Banks at End of Year	$ 266	$ 251
RECONCILIATION OF INCREASE (DECREASE) IN NET ASSETS TO NET CASH USED IN OPERATING ACTIVITIES:		
Increase (Decrease) in net assets (RCIF-2)	$ 3,469	$ (2,492)
Adjustments to reconcile increase (decrease) in net assets to net cash used in operating activities:		
Change in advances for grants and other assets	979	147
Change in accounts payable and other liabilities	75	(24)
Change in undisbursed commitments	(4,584)	(6,025)
Exchange losses—net	3	2
Net Cash Used in Operating Activities	$ (58)	$ (8,392)

0 = Less than $500.

The accompanying notes are an integral part of these financial statements (RCIF-4).

ASIAN DEVELOPMENT BANK—REGIONAL COOPERATION AND INTEGRATION FUND
NOTES TO FINANCIAL STATEMENTS
31 December 2013 and 2012

NOTE A—NATURE OF OPERATIONS

The Asian Development Bank (ADB), a multilateral development financial institution, was established in 1966 with its headquarters in Manila, Philippines. ADB and its operations are governed by the Agreement Establishing the Asian Development Bank (the Charter). Its purpose is to foster economic development and co-operation in Asia and the Pacific region and to contribute to the acceleration of the process of economic development of the developing member countries (DMCs) in the region, collectively and individually. Since 1999, ADB's corporate vision and mission has been to help DMCs reduce poverty in the region. This was reaffirmed under the long-term strategic framework for 2008-2020 (Strategy 2020). Under Strategy 2020, ADB's corporate vision continues to be "An Asia and Pacific Free of Poverty" and its mission has been to help its DMCs reduce poverty and improve living conditions and quality of life. ADB has been pursuing its mission and vision by focusing on three complementary strategic agendas: inclusive growth, environmentally sustainable growth, and regional integration. ADB provides financial and technical assistance for projects and programs, which will contribute to achieving this purpose. These are financed through ordinary capital resources (OCR) and Special Funds.[1]

The RCIF, together with the Regional Cooperation and Integration (RCI) Trust Funds, was established on 26 February 2007 under the "umbrella" of the Regional Cooperation and Integration Financing Partnership Facility (RCIFPF), in response to the increasing demand for regional cooperation and integration activities among ADB's member countries in Asia and the Pacific. Its main objective is to enhance regional cooperation and integration in Asia and the Pacific by facilitating the pooling and provision of additional financial and knowledge resources to support RCI activities.

Financial assistance will be provided in the form of untied grants for technical assistance (TA), including advisory, project preparatory, and regional TA.

RCIF's resources may consist of contributions from ADB and other bilateral, multilateral, and individual sources, including companies and foundations.

ADB is immune from taxation pursuant to Chapter VIII, Article 56, *Exemption from Taxation*, of the Charter.

NOTE B—SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Presentation of the Financial Statements

The financial statements of the RCIF are prepared in accordance with accounting principles generally accepted in the United States of America (US GAAP), and are presented on the basis of those for not-for-profit organizations.

RCIF reports donors' contributions of cash and other assets as unrestricted assets as these are made available to RCIF without conditions other than for the purpose of pursuing its objectives.

Functional and Reporting Currency

The US dollar is the functional and reporting currency, representing the currency of the primary economic operating environment of RCIF.

---

1 Asian Development Fund (ADF), Technical Assistance Special Fund (TASF), Japan Special Fund (JSF), ADB Institute (ADBI), Pakistan Earthquake Fund (PEF), Regional Cooperation and Integration Fund (RCIF), Climate Change Fund (CCF), Asia Pacific Disaster Response Fund (APDRF), and Financial Sector Development Partnership Special Fund (FSDPSF).

continued

Translation of Currencies

ADB adopts the use of daily exchange rates for accounting and financial reporting purposes. This allows transactions denominated in non-US dollar currencies to be translated to the reporting currency using exchange rates applicable at the time of the transactions. Contributions included in the financial statements during the year are recognized at applicable exchange rates as of the respective dates of commitment. At the end of each accounting month, translations of assets, liabilities, and uncommitted balances which are denominated in non-US dollar currencies are adjusted using the applicable rates of exchange at the end of the reporting period. These translation adjustments are accounted for as exchange gains or losses and are credited or charged to operations.

Investments

All investment securities held by RCIF are reported at fair value. Realized and unrealized gains and losses are included in revenue.

Interest income on time deposits is recognized as realized and reported in REVENUE From investments.

Contributions

The contributions from donors and the allocations from net income of OCR are included in the financial statements, from the date of effectivity of the contributions agreement, and the Board of Governors' approval, respectively.

Technical Assistance, Grants and Undisbursed Commitments

Technical assistance (TA) and grants are recognized in the financial statements when the project is approved and becomes effective. Upon completion of the TA project or cancellation of a grant, any undisbursed amount is written back as a reduction in TA or grants for the year and the corresponding undisbursed commitment is eliminated accordingly.

Advances are provided from TA and grants to the executing agency or co-operating institution, for the purpose of making payments for eligible expenses. The advances are subject to liquidation and charged against undisbursed commitments. Any unutilized portion is required to be returned to the fund. These are included in ADVANCES FOR GRANTS AND OTHER ASSETS.

Fair Value of Financial Instruments

ASC 820, "Fair Value Measurement" defines fair value as the price that would be received to sell an asset or paid to transfer a liability at measurement date in an orderly transaction among willing participants with an assumption that the transaction takes place in the entity's principal market, or in the absence of principal market, in the most advantageous market for the asset or liability. The most advantageous market is the market where the sale of the asset or transfer of liability would maximize the amount received for the asset or minimize the amount paid to transfer the liability. The fair value measurement is not adjusted for transaction costs.

Fair Value Hierarchy

ASC 820 establishes a fair value hierarchy that gives the highest priority to quoted prices in active markets for identical assets or liabilities (Level 1), next priority to observable market inputs or market corroborated data (Level 2), and the lowest priority to unobservable inputs without market corroborated data (Level 3).

continued

The fair values of ADB's financial assets and liabilities are categorized as follows:

Level 1: fair values are based on unadjusted quoted prices for identical assets or liabilities in active markets.
Level 2: fair values are based on quoted prices for similar assets or liabilities in active markets or markets that are not active; or valuation models for which significant inputs are obtained from market-based data that are observable.
Level 3: fair values are based on prices or valuation models for which significant inputs to the model are unobservable.

Inter-level transfers from one year to another may occur due to changes in market activities affecting the availability of quoted market prices or observable market data.

ADB's policy is to recognize transfers in and transfers out of levels as of the end of the reporting period in which they occur.

Accounting Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make reasonable estimates and assumptions that affect the reported amounts of assets and liabilities and uncommitted balances as of the end of the year and the reported amounts of revenue and expenses during the year. The actual results could differ from those estimates.

Accounting and Reporting Developments

In April 2013, the Financial Accounting Standards Board (FASB) issued Accounting Standards Update (ASU) 2013-06, *"Not-for-Profit Entities (Topic 958),"* to require a recipient not-for-profit entity to recognize all services received from personnel of an affiliate that directly benefit the recipient not-for-profit entity. Those services should be measured at the cost recognized by the affiliate for the personnel providing those services. The amendments in this Update are effective prospectively for fiscal years beginning after 15 June 2014, and interim and annual periods thereafter. ADB is currently assessing the impact of this ASU on RCIF's financial statements.

In April 2013, the FASB issued ASU 2013-07, *"Presentation of Financial Statements (Topic 205) – Liquidation Basis of Accounting,"* to require an entity to prepare its financial statements using the liquidation basis of accounting when liquidation is imminent. The amendments are effective for entities that determine liquidation is imminent during annual reporting periods beginning after 15 December 2013, and interim reporting periods therein. This ASU is not expected to impact RCIF's financial statements.

Statement of Cash Flows

For the purposes of the Statement of Cash Flows, RCIF considers that its cash and cash equivalents are limited to DUE FROM BANKS, which consists of cash on hand and current accounts in banks used for operational disbursements.

NOTE C—INVESTMENTS

The main investment management objective is to maintain security and liquidity. Subject to these parameters, ADB seeks the highest possible return on its investments. Investments are governed by the Investment Authority approved by the Board of Directors.

All investments held as of 31 December 2013 and 2012 were in time deposits.

continued

The annualized rate of return on the average investments held during the period ended 31 December 2013, based on the portfolio held at the beginning and end of each month, was 0.16% (0.18% – 2012).

Fair Value Disclosure

The fair value of INVESTMENTS as of 31 December 2013 and 2012 was as follows:

($ thousand)

		Fair Value Measurements		
	31 December 2013	Level 1	Level 2	Level 3
Investments				
Time deposits	$ 17,546	$ –	$ 17,546	$ –

($ thousand)

		Fair Value Measurements		
	31 December 2012	Level 1	Level 2	Level 3
Investments				
Time deposits	$ 17,619	$ –	$ 17,619	$ –

ADB maintains documented processes and internal controls to value investment securities. Time deposits are reported at cost, which approximates fair value.

NOTE D—RELATED PARTY TRANSACTIONS

The OCR and special funds resources are at all times used, committed, and invested entirely separately from each other. The administrative and operational expenses pertaining to RCIF are settled regularly with OCR and the other funds. Regional technical assistance projects and programs may be combined activities financed by special and trust funds. ADB charges a service fee to cover ADB's incremental cost for the administration, management, supervision and operation of the RCIF and RCI Trust Fund, a trust fund administered by ADB. The service fee is currently 5% of the amount disbursed for technical assistance and 2% of the amount disbursed for grant components of investment projects.

The interfund account balances included in ADVANCES FOR GRANTS AND OTHER ASSETS and ACCOUNTS PAYABLE AND OTHER LIABILITIES are as follows:

($ thousand)

	2013	2012
Receivable from:		
Technical Assistance Special Fund	$ –	$ 53
Japan Special Fund	–	7
Climate Change Fund	–	2
Total	$ –	$ 62
Payable to:		
Ordinary capital resources	$ 29	$ 53
Technical Assistance Special Fund	9	–
Japan Special Fund	2	–
Agency Trust Funds—net	24	–
Total	$ 64	$ 53

continued

NOTE E—UNDISBURSED COMMITMENTS

Undisbursed commitments are denominated in US dollars and represent effective technical assistance and grants not yet disbursed and unliquidated. During 2013, $819,000 ($322,000 – 2012) representing completed and canceled TA projects was written back as a reduction in technical assistance of the period and the corresponding undisbursed commitment was eliminated. The fair value of undisbursed commitments approximates the amounts outstanding, because ADB expects that disbursements will substantially be made for all the projects/programs covered by the commitments.

NOTE F—CONTRIBUTIONS AND UNCOMMITTED BALANCES

In May 2013, the Board of Governors approved the transfer of $6,000,000 (nil – 2012) to the RCIF as part of OCR's 2012 net income allocation.

Uncommitted balances comprise amounts which have not been committed by ADB as of 31 December 2013 and 2012.

NOTE G—OTHER FAIR VALUE DISCLOSURES

As of 31 December 2013 and 2012, RCIF has no assets or liabilities measured at fair value on a non-recurring basis. See Notes C and E for discussions relating to investments and undisbursed commitments, respectively. In all other cases, the carrying amount of RCIF's assets and liabilities is considered to approximate fair value.

NOTE H—SUBSEQUENT EVENTS

ADB has evaluated subsequent events after 31 December 2013 through 12 March 2014, the date these Financial Statements are available for issuance. On 6 March 2014, the Government of Japan committed its 1st contribution to the RCIF amounting to ¥246,000,000 ($2,405,000 equivalent).

CLIMATE CHANGE FUND
MANAGEMENT'S REPORT ON INTERNAL CONTROL OVER FINANCIAL REPORTING

The management of Asian Development Bank ("ADB") is responsible for establishing and maintaining adequate internal control over financial reporting. ADB's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles in the United States of America.

ADB's internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of ADB; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles in the United States of America, and that receipts and expenditures of ADB are being made only in accordance with authorizations of management and directors of ADB; and (iii) provide reasonable assurance regarding prevention or timely detection and correction of unauthorized acquisition, use, or disposition of ADB's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

ADB's management assessed the effectiveness of ADB's internal control over financial reporting as of 31 December 2013. In making this assessment, ADB's management used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission in *Internal Control – Integrated Framework (1992).* Based on that assessment, management believes that as of 31 December 2013, ADB's internal control over financial reporting is effective based upon the criteria established in *Internal Control – Integrated Framework (1992).*

Takehiko Nakao
President

Thierry de Longuemar
Vice-President (Finance and Risk Management)

Simon T. Bradbury
Controller

12 March 2014

Deloitte.

Deloitte & Touche LLP
Unique Entity No. T08LL0721A
6 Shenton Way #32-00
OUE Downtown 2
Singapore 068809

Tel: +65 6224 8288
Fax: +65 6538 6166
www.deloitte.com/sg

INDEPENDENT AUDITORS' REPORT

To the Board of Directors and the Board of Governors of Asian Development Bank

We have audited management's assertion, included in the accompanying Management's Report on Internal Control over Financial Reporting, that Asian Development Bank ("ADB") maintained effective internal control over financial reporting as of December 31, 2013, based on the criteria established in Internal Control — *Integrated Framework (1992)* issued by the Committee of Sponsoring Organizations of the Treadway Commission. ADB's management is responsible for maintaining effective internal control over financial reporting and for its assertion of the effectiveness of internal control over financial reporting, included in the accompanying Management's Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on management's assertion based on our audit.

We conducted our audit in accordance with attestation standards established by the American Institute of Certified Public Accountants. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audit also included performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

ADB's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with accounting principles generally accepted in the United States of America. ADB's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of ADB; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with accounting principles generally accepted in the United States of America, and that receipts and expenditures of ADB are being made only in accordance with authorizations of management and directors of ADB; and (3) provide reasonable assurance regarding prevention or timely detection and correction of unauthorized acquisition, use, or disposition of ADB's assets that could have a material effect on the financial statements.

Deloitte.

Because of the inherent limitations of internal control over financial reporting, including the possibility of collusion or improper management override of controls, material misstatements due to error or fraud may not be prevented or detected and corrected on a timely basis. Also, projections of any evaluation of the effectiveness of the internal control over financial reporting to future periods are subject to the risk that the controls may become inadequate because of changes in conditions or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, management's assertion that ADB maintained effective internal control over financial reporting as of December 31, 2013, is fairly stated, in all material respects, based on the criteria established in Internal Control — *Integrated Framework (1992)* issued by the Committee of Sponsoring Organizations of the Treadway Commission.

We have also audited, in accordance with auditing standards generally accepted in the United States of America, the accompanying statement of financial position of Asian Development Bank ("ADB") – Climate Change Fund as of December 31, 2013 and 2012 and the related statements of activities and changes in net assets, and cash flows for the years then ended and the related notes to the financial statements. Our report dated March 12, 2014 expressed an unqualified opinion on those financial statements.

Deloitte & Touche LLP

Public Accountants and
Chartered Accountants
Singapore

March 12, 2014

Deloitte.

Deloitte & Touche LLP
Unique Entity No. T08LL0721A
6 Shenton Way #32-00
OUE Downtown 2
Singapore 068809

Tel: +65 6224 8288
Fax: +65 6538 6166
www.deloitte.com/sg

INDEPENDENT AUDITORS' REPORT

To the Board of Directors and the Board of Governors of Asian Development Bank

We have audited the accompanying financial statements of Asian Development Bank ("ADB") – Climate Change Fund which comprise the statement of financial position as of December 31, 2013 and 2012, and the related statements of activities and changes in net assets, and cash flows for the years then ended, and the related notes to the financial statements.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditors' Responsibility

Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Deloitte.

Opinion

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of ADB – Climate Change Fund as of December 31, 2013 and 2012, and the results of its operations and its cash flows for the years then ended in accordance with accounting principles generally accepted in the United States of America.

Report on Management's Assertion on Internal Control over Financial Reporting

We have also audited, in accordance with attestation standards established by the American Institute of Certified Public Accountants, management's assertion that ADB maintained effective internal control over financial reporting as of December 31, 2013, based on the criteria established in Internal Control — *Integrated Framework (1992)* issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated March 12, 2014 expressed an unqualified opinion on management's assertion that ADB maintained effective internal control over financial reporting.

Deloitte & Touche LLP

Public Accountants and
Chartered Accountants
Singapore

March 12, 2014

CCF-1

ASIAN DEVELOPMENT BANK—CLIMATE CHANGE FUND
STATEMENT OF FINANCIAL POSITION
31 December 2013 and 2012
Expressed in Thousands of US Dollars

	2013	2012
ASSETS		
DUE FROM BANKS	$ 1,676	$ 276
INVESTMENTS (Notes C and G)		
Time deposits	36,943	32,685
ACCRUED REVENUE	2	2
ADVANCES FOR GRANTS AND OTHER ASSETS	1,091	1,496
TOTAL	**$ 39,712**	**$ 34,459**
LIABILITIES AND UNCOMMITTED BALANCES		
ACCOUNTS PAYABLE AND OTHER LIABILITIES (Note D)	$ 49	$ 69
UNDISBURSED COMMITMENTS (Notes E and G)	26,090	26,506
TOTAL LIABILITIES	26,139	26,575
UNCOMMITTED BALANCES (CCF-2) (Note F), represented by:		
Unrestricted net assets	13,573	7,884
TOTAL	**$ 39,712**	**$ 34,459**

The accompanying notes are an integral part of these financial statements (CCF-4).

ASIAN DEVELOPMENT BANK—CLIMATE CHANGE FUND
STATEMENT OF ACTIVITIES AND CHANGES IN NET ASSETS
For the Years Ended 31 December 2013 and 2012
Expressed in Thousands of US Dollars

	2013	2012
CHANGES IN UNRESTRICTED NET ASSETS		
CONTRIBUTIONS (Note F)	$ 9,000	$ –
REVENUE FROM INVESTMENTS (Note C)	58	61
Total	9,058	61
EXPENSES		
Technical assistance and grants—net (Note E)	2,945	6,016
Administrative and financial expenses (Note D)	429	412
Total	3,374	6,428
CONTRIBUTION AND REVENUE IN EXCESS OF (LESS THAN) EXPENSES	5,684	(6,367)
EXCHANGE GAINS—net	5	9
INCREASE (DECREASE) IN NET ASSETS	5,689	(6,358)
NET ASSETS AT BEGINNING OF YEAR	7,884	14,242
NET ASSETS AT END OF YEAR	**$ 13,573**	**$ 7,884**

The accompanying notes are an integral part of these financial statements (CCF-4).

ASIAN DEVELOPMENT BANK—CLIMATE CHANGE FUND
STATEMENT OF CASH FLOWS
For the Years Ended 31 December 2013 and 2012
Expressed in Thousands of US Dollars

	2013	2012
CASH FLOWS FROM OPERATING ACTIVITIES		
Contribution received	$ 9,000	$ –
Interest on investments received	59	60
Technical assistance and grants disbursed	(2,953)	(4,670)
Administrative and financial expenses paid	(447)	(317)
Net Cash Provided by (Used in) Operating Activities	5,659	(4,927)
CASH FLOWS FROM INVESTING ACTIVITIES		
Maturities of investments	1,747,101	1,726,721
Purchases of investments	(1,751,360)	(1,721,682)
Net Cash (Used in) Provided by Investing Activities	(4,259)	5,039
Net Increase in Due From Banks	1,400	112
Due from Banks at Beginning of Year	276	164
Due from Banks at End of Year	$ 1,676	$ 276

RECONCILIATION OF INCREASE (DECREASE) IN NET ASSETS
TO NET CASH PROVIDED BY (USED IN) OPERATING ACTIVITIES:

	2013	2012
Increase (Decrease) in net assets (CCF-2)	$ 5,689	$ (6,358)
Adjustments to reconcile increase (decrease) in net assets to net cash provided by (used in) operating activities:		
Change in advances for grants and other assets	405	(167)
Change in accounts payable and other liabilities	(20)	54
Change in undisbursed commitments	(416)	1,545
Exchange losses (gains)—net	1	(1)
Net Cash Provided by (Used in) Operating Activities	$ 5,659	$ (4,927)

The accompanying notes are an integral part of these financial statements (CCF-4).

CCF-4

ASIAN DEVELOPMENT BANK—CLIMATE CHANGE FUND
NOTES TO FINANCIAL STATEMENTS
31 December 2013 and 2012

NOTE A—NATURE OF OPERATIONS

The Asian Development Bank (ADB), a multilateral development financial institution, was established in 1966 with its headquarters in Manila, Philippines. ADB and its operations are governed by the Agreement Establishing the Asian Development Bank (the Charter). Its purpose is to foster economic development and co-operation in Asia and the Pacific region and to contribute to the acceleration of the process of economic development of the developing member countries (DMCs) in the region, collectively and individually. Since 1999, ADB's corporate vision and mission has been to help DMCs reduce poverty in the region. This was reaffirmed under the long-term strategic framework for 2008-2020 (Strategy 2020). Under Strategy 2020, ADB's corporate vision continues to be "An Asia and Pacific Free of Poverty" and its mission has been to help its DMCs reduce poverty and improve living conditions and quality of life. ADB has been pursuing its mission and vision by focusing on three complementary strategic agendas: inclusive growth, environmentally sustainable growth, and regional integration. ADB provides financial and technical assistance for projects and programs, which will contribute to achieving this purpose. These are financed through ordinary capital resources (OCR) and Special Funds.[1]

The CCF was established on 7 April 2008 to facilitate greater investments in DMCs to address the causes and consequences of climate change alongside ADB's own assistance in various related sectors. The CCF will be a key mechanism to pool resources within ADB to address climate change through (i) technical assistance (TA), (ii) investment components for both private and public sector projects, and (iii) any other form of cooperation that partners and ADB may agree upon for a defined program of activities.

Financial assistance will be provided in the form of untied grants for components of investment projects, for advisory, project preparatory, and regional TA; as well as for any other activities that may be agreed between external contributors and ADB.

CCF's resources may consist of contributions from ADB and other bilateral, multilateral, and individual sources, including companies and foundations.

ADB is immune from taxation pursuant to Chapter VIII, Article 56, *Exemption from Taxation*, of the Charter.

NOTE B—SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Presentation of the Financial Statements

The financial statements of the CCF are prepared in accordance with accounting principles generally accepted in the United States of America (US GAAP), and are presented on the basis of those for not-for-profit organizations.

CCF reports donors' contributions of cash and other assets as unrestricted assets as these are made available to CCF without conditions other than for the purpose of pursuing its objectives.

Functional and Reporting Currency

The US dollar is the functional and reporting currency, representing the currency of the primary economic operating environment of CCF.

---

[1] Asian Development Fund (ADF), Technical Assistance Special Fund (TASF), Japan Special Fund (JSF), ADB Institute (ADBI), Pakistan Earthquake Fund (PEF), Regional Cooperation and Integration Fund (RCIF), Climate Change Fund (CCF), Asia Pacific Disaster Response Fund (APDRF), and Financial Sector Development Partnership Special Fund (FSDPSF).

continued

Translation of Currencies

ADB adopts the use of daily exchange rates for accounting and financial reporting purposes. This allows transactions denominated in non-US dollar currencies to be translated to the reporting currency using exchange rates applicable at the time of the transactions. Contributions included in the financial statements during the year are recognized at applicable exchange rates as of the respective dates of commitment. At the end of each accounting month, translations of assets, liabilities, and uncommitted balances which are denominated in non-US dollar currencies are adjusted using the applicable rates of exchange at the end of the reporting period. These translation adjustments are accounted for as exchange gains or losses and are credited or charged to operations.

Investments

All investment securities held by CCF are reported at fair value. Realized and unrealized gains and losses are included in revenue.

Interest income on time deposits is recognized as realized and reported in REVENUE FROM INVESTMENTS.

Contributions

The contributions from donors and the allocations from net income of OCR are included in the financial statements, from the date of effectivity of the contributions agreement, and the Board of Governors' approval, respectively.

Technical Assistance, Grants and Undisbursed Commitments

Technical assistance and grants are recognized in the financial statements when the project is approved and becomes effective. Upon completion of the TA project or cancellation of a grant, any undisbursed amount is written back as a reduction in TA or grants for the year and the corresponding undisbursed commitment is eliminated accordingly.

Advances are provided from TA and grants to the executing agency or co-operating institution, for the purpose of making payments for eligible expenses. The advances are subject to liquidation and charged against undisbursed commitments. Any unutilized portion is required to be returned to the fund. These are included in ADVANCES FOR GRANTS AND OTHER ASSETS.

Fair Value of Financial Instruments

ASC 820, "Fair Value Measurement" defines fair value as the price that would be received to sell an asset or paid to transfer a liability at measurement date in an orderly transaction among willing participants with an assumption that the transaction takes place in the entity's principal market, or in the absence of principal market, in the most advantageous market for the asset or liability. The most advantageous market is the market where the sale of the asset or transfer of liability would maximize the amount received for the asset or minimize the amount paid to transfer the liability. The fair value measurement is not adjusted for transaction costs.

Fair Value Hierarchy

ASC 820 establishes a fair value hierarchy that gives the highest priority to quoted prices in active markets for identical assets or liabilities (Level 1), next priority to observable market inputs or market corroborated data (Level 2), and the lowest priority to unobservable inputs without market corroborated data (Level 3).

continued

The fair values of ADB's financial assets and liabilities are categorized as follows:

Level 1: fair values are based on unadjusted quoted prices for identical assets or liabilities in active markets.
Level 2: fair values are based on quoted prices for similar assets or liabilities in active markets or markets that are not active; or valuation models for which significant inputs are obtained from market-based data that are observable.
Level 3: fair values are based on prices or valuation models for which significant inputs to the model are unobservable.

Inter-level transfers from one year to another may occur due to changes in market activities affecting the availability of quoted market prices or observable market data.

ADB's policy is to recognize transfers in and transfers out of levels as of the end of the reporting period in which they occur.

Accounting Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make reasonable estimates and assumptions that affect the reported amounts of assets and liabilities and uncommitted balances as of the end of the year and the reported amounts of revenue and expenses during the year. The actual results could differ from those estimates.

Accounting and Reporting Developments

In April 2013, the Financial Accounting Standards Board (FASB) issued Accounting Standards Update (ASU) 2013-06, *"Not-for-Profit Entities (Topic 958),"* to require a recipient not-for-profit entity to recognize all services received from personnel of an affiliate that directly benefit the recipient not-for-profit entity. Those services should be measured at the cost recognized by the affiliate for the personnel providing those services. The amendments in this Update are effective prospectively for fiscal years beginning after 15 June 2014, and interim and annual periods thereafter. ADB is currently assessing the impact of this ASU on CCF's financial statements.

In April 2013, the FASB issued ASU 2013-07, *"Presentation of Financial Statements (Topic 205) – Liquidation Basis of Accounting,"* to require an entity to prepare its financial statements using the liquidation basis of accounting when liquidation is imminent. The amendments are effective for entities that determine liquidation is imminent during annual reporting periods beginning after 15 December 2013, and interim reporting periods therein. This ASU is not expected to impact CCF's financial statements.

Statement of Cash Flows

For the purposes of the Statement of Cash Flows, CCF considers that its cash and cash equivalents are limited to DUE FROM BANKS, which consists of cash on hand and current accounts in banks used for operational disbursements.

NOTE C—INVESTMENTS

The main investment management objective is to maintain security and liquidity. Subject to these parameters, ADB seeks the highest possible return on its investments. Investments are governed by the Investment Authority approved by the Board of Directors.

All investments held as of 31 December 2013 and 2012 were in time deposits.

continued

The annualized rate of return on the average investments held during the period ended 31 December 2013, based on the portfolio held at the beginning and end of each month, was 0.17 % (0.18% – 2012).

Fair Value Disclosure

The fair value of INVESTMENTS as of 31 December 2013 and 2012 was as follows:

($ thousand)

		Fair Value Measurements		
	31 December 2013	Level 1	Level 2	Level 3
Investments				
Time deposits	$ 36,943	$ –	$ 36,943	$ –

($ thousand)

		Fair Value Measurements		
	31 December 2012	Level 1	Level 2	Level 3
Investments				
Time deposits	$ 32,685	$ –	$ 32,685	$ –

ADB maintains documented processes and internal controls to value investment securities. Time deposits are reported at cost, which approximates fair value.

NOTE D—RELATED PARTY TRANSACTIONS

The OCR and special funds resources are at all times used, committed, and invested entirely separately from each other. The administrative and operational expenses pertaining to CCF are settled regularly with OCR and the other funds. Regional technical assistance projects and programs may be combined activities financed by special and trust funds. ADB charges a service fee to cover ADB's incremental cost for the administration, management, supervision and operation of the CCF. The service fee is currently 5% of the amount disbursed for technical assistance and 2% of the amount disbursed for grant components of investment projects.

The interfund account balances included in ACCOUNTS PAYABLE AND OTHER LIABILITIES are as follows:

($ thousand)

	2013	2012
Payable to:		
Ordinary capital resources	$ 25	$ 27
Technical Assistance Special Fund	9	33
Regional Cooperation and Integration Fund	–	2
Total	$ 34	$ 62

continued

NOTE E—UNDISBURSED COMMITMENTS

Undisbursed commitments are denominated in US dollars and represent TA not yet disbursed and unliquidated. During 2013, $377,000 ($1,006,000 – 2012) representing completed and canceled TA projects were written back as a reduction in technical assistance of the period and the corresponding undisbursed commitment was eliminated. The fair value of undisbursed commitments approximates the amounts outstanding, because ADB expects that disbursements will substantially be made for all the projects/programs covered by the commitments.

NOTE F—CONTRIBUTIONS AND UNCOMMITTED BALANCES

In May 2013, the Board of Governors approved the transfer of $9,000,000 (nil – 2012) to the CCF as part of OCR's 2012 net income allocation.

Uncommitted balances comprise amounts which have not been committed by ADB as of 31 December 2013 and 2012.

NOTE G—OTHER FAIR VALUE DISCLOSURES

As of 31 December 2013 and 2012, CCF has no assets or liabilities measured at fair value on a non-recurring basis. See Notes C and E for discussions relating to investments and undisbursed commitments, respectively. In all other cases, the carrying amount of CCF's assets and liabilities is considered to approximate fair value.

NOTE H—SUBSEQUENT EVENTS

ADB has evaluated subsequent events after 31 December 2013 through 12 March 2014, the date these Financial Statements are available for issuance. As a result of this evaluation, there are no subsequent events, as defined, that require recognition or disclosure in the CCF's Financial Statements as of 31 December 2013.

ASIA PACIFIC DISASTER RESPONSE FUND
MANAGEMENT'S REPORT ON INTERNAL CONTROL OVER FINANCIAL REPORTING

The management of Asian Development Bank ("ADB") is responsible for establishing and maintaining adequate internal control over financial reporting. ADB's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles in the United States of America.

ADB's internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of ADB; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles in the United States of America, and that receipts and expenditures of ADB are being made only in accordance with authorizations of management and directors of ADB; and (iii) provide reasonable assurance regarding prevention or timely detection and correction of unauthorized acquisition, use, or disposition of ADB's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

ADB's management assessed the effectiveness of ADB's internal control over financial reporting as of 31 December 2013. In making this assessment, ADB's management used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission in *Internal Control – Integrated Framework (1992).* Based on that assessment, management believes that as of 31 December 2013, ADB's internal control over financial reporting is effective based upon the criteria established in *Internal Control – Integrated Framework (1992).*

Takehiko Nakao
President

Thierry de Longuemar
Vice-President (Finance and Risk Management)

Simon T. Bradbury
Controller

12 March 2014

Deloitte.

Deloitte & Touche LLP
Unique Entity No. T08LL0721A
6 Shenton Way #32-00
OUE Downtown 2
Singapore 068809

Tel: +65 6224 8288
Fax: +65 6538 6166
www.deloitte.com/sg

INDEPENDENT AUDITORS' REPORT

To the Board of Directors and the Board of Governors of Asian Development Bank

We have audited management's assertion, included in the accompanying Management's Report on Internal Control over Financial Reporting, that Asian Development Bank ("ADB") maintained effective internal control over financial reporting as of December 31, 2013, based on the criteria established in Internal Control — *Integrated Framework (1992)* issued by the Committee of Sponsoring Organizations of the Treadway Commission. ADB's management is responsible for maintaining effective internal control over financial reporting and for its assertion of the effectiveness of internal control over financial reporting, included in the accompanying Management's Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on management's assertion based on our audit.

We conducted our audit in accordance with attestation standards established by the American Institute of Certified Public Accountants. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audit also included performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

ADB's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with accounting principles generally accepted in the United States of America. ADB's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of ADB; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with accounting principles generally accepted in the United States of America, and that receipts and expenditures of ADB are being made only in accordance with authorizations of management and directors of ADB; and (3) provide reasonable assurance regarding prevention or timely detection and correction of unauthorized acquisition, use, or disposition of ADB's assets that could have a material effect on the financial statements.

Deloitte.

Because of the inherent limitations of internal control over financial reporting, including the possibility of collusion or improper management override of controls, material misstatements due to error or fraud may not be prevented or detected and corrected on a timely basis. Also, projections of any evaluation of the effectiveness of the internal control over financial reporting to future periods are subject to the risk that the controls may become inadequate because of changes in conditions or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, management's assertion that ADB maintained effective internal control over financial reporting as of December 31, 2013, is fairly stated, in all material respects, based on the criteria established in Internal Control — *Integrated Framework (1992)* issued by the Committee of Sponsoring Organizations of the Treadway Commission.

We have also audited, in accordance with auditing standards generally accepted in the United States of America, the accompanying statement of financial position of Asian Development Bank ("ADB") – Asia Pacific Disaster Response Fund as of December 31, 2013 and 2012 and the related statements of activities and changes in net assets, and cash flows for the years then ended and the related notes to the financial statements. Our report dated March 12, 2014 expressed an unqualified opinion on those financial statements.

Deloitte & Touche LLP

Public Accountants and
Chartered Accountants
Singapore

March 12, 2014

Deloitte.

Deloitte & Touche LLP
Unique Entity No. T08LL0721A
6 Shenton Way #32-00
OUE Downtown 2
Singapore 068809

Tel: +65 6224 8288
Fax: +65 6538 6166
www.deloitte.com/sg

INDEPENDENT AUDITORS' REPORT

To the Board of Directors and the Board of Governors of Asian Development Bank

We have audited the accompanying financial statements of Asian Development Bank ("ADB") – Asia Pacific Disaster Response Fund which comprise the statement of financial position as of December 31, 2013 and 2012, and the related statements of activities and changes in net assets, and cash flows for the years then ended, and the related notes to the financial statements.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditors' Responsibility

Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Deloitte.

Opinion

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of ADB – Asia Pacific Disaster Response Fund as of December 31, 2013 and 2012, and the results of its operations and its cash flows for the years then ended in accordance with accounting principles generally accepted in the United States of America.

Report on Management's Assertion on Internal Control over Financial Reporting

We have also audited, in accordance with attestation standards established by the American Institute of Certified Public Accountants, management's assertion that ADB maintained effective internal control over financial reporting as of December 31, 2013, based on the criteria established in Internal Control — *Integrated Framework (1992)* issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated March 12, 2014 expressed an unqualified opinion on management's assertion that ADB maintained effective internal control over financial reporting.

Deloitte & Touche LLP

Public Accountants and
Chartered Accountants
Singapore

March 12, 2014

APDRF-1

ASIAN DEVELOPMENT BANK—ASIA PACIFIC DISASTER RESPONSE FUND
STATEMENT OF FINANCIAL POSITION
31 December 2013 and 2012
Expressed in Thousands of US Dollars

	2013	2012
ASSETS		
DUE FROM BANKS	$ 4,671	$ 3,180
INVESTMENTS (Notes C and G)		
Time deposits	–	7,171
ADVANCES FOR GRANTS	9,500	11,101
TOTAL	**$ 14,171**	**$ 21,452**
LIABILITIES AND UNCOMMITTED BALANCES		
ACCOUNTS PAYABLE AND OTHER LIABILITIES (Note D)	$ 14	$ 74
UNDISBURSED COMMITMENTS (Notes E and G)	9,500	11,124
TOTAL LIABILITIES	9,514	11,198
UNCOMMITTED BALANCES (APDRF-2) (Note F), represented by:		
Unrestricted net assets	4,657	10,254
TOTAL	**$ 14,171**	**$ 21,452**

The accompanying notes are an integral part of these financial statements (APDRF-4).

ASIAN DEVELOPMENT BANK—ASIA PACIFIC DISASTER RESPONSE FUND
STATEMENT OF ACTIVITIES AND CHANGES IN NET ASSETS
For the Years Ended 31 December 2013 and 2012
Expressed in Thousands of US Dollars

	2013	2012
CHANGES IN UNRESTRICTED NET ASSETS		
REVENUE		
From investments (Note C)	$ 12	$ 9
From other sources	3	1
Total	15	10
EXPENSES		
Grants (Note E)	5,457	2,000
Administrative and financial expenses (Note D)	155	251
Total	5,612	2,251
REVENUE LESS THAN EXPENSES	(5,597)	(2,241)
EXCHANGE GAINS—net	–	135
DECREASE IN NET ASSETS	(5,597)	(2,106)
NET ASSETS AT BEGINNING OF YEAR	10,254	12,360
NET ASSETS AT END OF YEAR	**$ 4,657**	**$ 10,254**

The accompanying notes are an integral part of these financial statements (APDRF-4).

ASIAN DEVELOPMENT BANK—ASIA PACIFIC DISASTER RESPONSE FUND
STATEMENT OF CASH FLOWS
For the Years Ended 31 December 2013 and 2012
Expressed in Thousands of US Dollars

	2013	2012
CASH FLOWS FROM OPERATING ACTIVITIES		
Interest on investments received	$ 12	$ 9
Cash received from other sources	3	1
Refund of advances under grants	1,350	–
Grants disbursed	(6,830)	(4,979)
Administrative and financial expenses paid	(215)	(191)
Net Cash Used in Operating Activities	(5,680)	(5,160)
CASH FLOWS FROM INVESTING ACTIVITIES		
Maturities of investments	376,542	269,501
Purchases of investments	(369,371)	(265,510)
Net Cash Provided by Investing Activities	7,171	3,991
Net Increase (Decrease) in Due From Banks	1,491	(1,169)
Due from Banks at Beginning of Year	3,180	4,349
Due from Banks at End of Year	$ 4,671	$ 3,180
RECONCILIATION OF DECREASE IN NET ASSETS TO NET CASH USED IN OPERATING ACTIVITIES:		
Decrease in net assets (APDRF-2)	$ (5,597)	$ (2,106)
Adjustments to reconcile decrease in net assets to net cash used in operating activities:		
Change in advances for grants	1,601	6,897
Change in accounts payable and other liabilities	(60)	60
Change in undisbursed commitments	(1,624)	(9,876)
Exchange gains—net	–	(135)
Net Cash Used in Operating Activities	$ (5,680)	$ (5,160)

The accompanying notes are an integral part of these financial statements (APDRF-4).

ASIAN DEVELOPMENT BANK—ASIA PACIFIC DISASTER RESPONSE FUND
NOTES TO FINANCIAL STATEMENTS
31 December 2013 and 2012

NOTE A—NATURE OF OPERATIONS

The Asian Development Bank (ADB), a multilateral development financial institution, was established in 1966 with its headquarters in Manila, Philippines. ADB and its operations are governed by the Agreement Establishing the Asian Development Bank (the Charter). Its purpose is to foster economic development and co-operation in Asia and the Pacific region and to contribute to the acceleration of the process of economic development of the developing member countries (DMCs) in the region, collectively and individually. Since 1999, ADB's corporate vision and mission has been to help DMCs reduce poverty in the region. This was reaffirmed under the long-term strategic framework for 2008-2020 (Strategy 2020). Under Strategy 2020, ADB's corporate vision continues to be "An Asia and Pacific Free of Poverty" and its mission has been to help its DMCs reduce poverty and improve living conditions and quality of life. ADB has been pursuing its mission and vision by focusing on three complementary strategic agendas: inclusive growth, environmentally sustainable growth, and regional integration. ADB provides financial and technical assistance for projects and programs, which will contribute to achieving this purpose. These are financed through ordinary capital resources (OCR) and Special Funds.[1]

The APDRF was established on 1 April 2009, to provide, in a timely fashion, incremental grant resources to DMCs affected by a natural disaster. The APDRF will help bridge the gap between existing ADB arrangements that assist DMCs to reduce disaster risk through hazard mitigation loans and grants, and longer-term post-disaster reconstruction lending. The APDRF will provide quick-disbursing grants to assist DMCs in meeting immediate expenses to restore life-saving services to affected populations following a declared disaster and in augmenting aid provided by other donors in times of national crisis.

Financial assistance will be provided in the form of grants in an amount totaling up to $3,000,000 per event.

APDRF's resources may consist of contributions from ADB and other bilateral, multilateral, and individual sources, including companies and foundations.

ADB is immune from taxation pursuant to Chapter VIII, Article 56, *Exemption from Taxation*, of the Charter.

NOTE B—SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Presentation of the Financial Statements

The financial statements of the APDRF are prepared in accordance with accounting principles generally accepted in the United States of America (US GAAP), and are presented on the basis of those for not-for-profit organizations.

APDRF reports donors' contributions of cash and other assets as unrestricted assets as these are made available to APDRF without conditions other than for the purpose of pursuing its objectives.

Functional and Reporting Currency

The US dollar is the functional and reporting currency, representing the currency of the primary economic operating environment of APDRF.

---

[1] Asian Development Fund (ADF), Technical Assistance Special Fund (TASF), Japan Special Fund (JSF), ADB Institute (ADBI), Pakistan Earthquake Fund (PEF), Regional Cooperation and Integration Fund (RCIF), Climate Change Fund (CCF), Asia Pacific Disaster Response Fund (APDRF), and Financial Sector Development Partnership Special Fund (FSDPSF).

continued

Translation of Currencies

ADB adopts the use of daily exchange rates for accounting and financial reporting purposes. This allows transactions denominated in non-US dollar currencies to be translated to the reporting currency using exchange rates applicable at the time of the transactions. Contributions included in the financial statements during the year are recognized at applicable exchange rates as of the respective dates of commitment. At the end of each accounting month, translations of assets, liabilities, and uncommitted balances which are denominated in non-US dollar currencies are adjusted using the applicable rates of exchange at the end of the reporting period. These translation adjustments are accounted for as exchange gains or losses and are credited or charged to operations.

Investments

All investment securities held by APDRF are reported at fair value. Realized and unrealized gains and losses are included in revenue.

Interest income on time deposits is recognized as realized and reported in REVENUE From investments.

Contributions

The contributions from donors and the allocations from net income of OCR are included in the financial statements, from the date of effectivity of the contributions agreement, and the Board of Governors' approval, respectively.

Technical Assistance, Grants and Undisbursed Commitments

Technical assistance (TA) and grants are recognized in the financial statements when the project is approved and becomes effective. Upon completion of the TA project or cancellation of a grant, any undisbursed amount is written back as a reduction in TA or grants for the year and the corresponding undisbursed commitment is eliminated accordingly.

Advances are provided from TA and grants to the executing agency or co-operating institution, for the purpose of making payments for eligible expenses. The advances are subject to liquidation and charged against undisbursed commitments. Any unutilized portion is required to be returned to the fund. These are included in ADVANCES FOR GRANTS.

Fair Value of Financial Instruments

ASC 820, "Fair Value Measurement" defines fair value as the price that would be received to sell an asset or paid to transfer a liability at measurement date in an orderly transaction among willing participants with an assumption that the transaction takes place in the entity's principal market, or in the absence of principal market, in the most advantageous market for the asset or liability. The most advantageous market is the market where the sale of the asset or transfer of liability would maximize the amount received for the asset or minimize the amount paid to transfer the liability. The fair value measurement is not adjusted for transaction costs.

Fair Value Hierarchy

ASC 820 establishes a fair value hierarchy that gives the highest priority to quoted prices in active markets for identical assets or liabilities (Level 1), next priority to observable market inputs or market corroborated data (Level 2), and the lowest priority to unobservable inputs without market corroborated data (Level 3).

continued

The fair values of ADB's financial assets and liabilities are categorized as follows:

Level 1: fair values are based on unadjusted quoted prices for identical assets or liabilities in active markets.
Level 2: fair values are based on quoted prices for similar assets or liabilities in active markets or markets that are not active; or valuation models for which significant inputs are obtained from market-based data that are observable.
Level 3: fair values are based on prices or valuation models for which significant inputs to the model are unobservable.

Inter-level transfers from one year to another may occur due to changes in market activities affecting the availability of quoted market prices or observable market data.

ADB's policy is to recognize transfers in and transfers out of levels as of the end of the reporting period in which they occur.

Accounting Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make reasonable estimates and assumptions that affect the reported amounts of assets and liabilities and uncommitted balances as of the end of the year and the reported amounts of revenue and expenses during the year. The actual results could differ from those estimates.

Accounting and Reporting Developments

In April 2013, the Financial Accounting Standards Board (FASB) issued Accounting Standards Update (ASU) 2013-06, *"Not-for-Profit Entities (Topic 958),"* to require a recipient not-for-profit entity to recognize all services received from personnel of an affiliate that directly benefit the recipient not-for-profit entity. Those services should be measured at the cost recognized by the affiliate for the personnel providing those services. The amendments in this Update are effective prospectively for fiscal years beginning after 15 June 2014, and interim and annual periods thereafter. ADB is currently assessing the impact of this ASU on APDRF's financial statements.

In April 2013, the FASB issued ASU 2013-07, *"Presentation of Financial Statements (Topic 205) – Liquidation Basis of Accounting,"* to require an entity to prepare its financial statements using the liquidation basis of accounting when liquidation is imminent. The amendments are effective for entities that determine liquidation is imminent during annual reporting periods beginning after 15 December 2013, and interim reporting periods therein. This ASU is not expected to impact APDRF's financial statements.

Statement of Cash Flows

For the purposes of the Statement of Cash Flows, APDRF considers that its cash and cash equivalents are limited to DUE FROM BANKS, which consists of cash on hand and current accounts in banks used for operational disbursements.

NOTE C—INVESTMENTS

The main investment management objective is to maintain security and liquidity. Subject to these parameters, ADB seeks the highest possible return on its investments. Investments are governed by the Investment Authority approved by the Board of Directors.

All investments held as of 31 December 2012 were in time deposits. As of 31 December 2013, all time deposit placements have matured.

continued

The annualized rate of return on the average investments held during the period ended 31 December 2013, based on the portfolio held at the beginning and end of each month, was 0.17% (0.17% – 2012).

Fair Value Disclosure

The fair value of INVESTMENTS as of 31 December 2012 was as follows:

($ thousand)

		Fair Value Measurements		
	31 December 2012	Level 1	Level 2	Level 3
Investments				
Time deposits	$ 7,171	$ –	$ 7,171	$ –

ADB maintains documented processes and internal controls to value investment securities. Time deposits are reported at cost, which approximates fair value.

NOTE D—RELATED PARTY TRANSACTIONS

The OCR and special funds resources are at all times used, committed, and invested entirely separately from each other. The administrative and operational expenses pertaining to APDRF are settled regularly with OCR and the other funds. Regional technical assistance projects and programs may be combined activities financed by special and trust funds. ADB charges a service fee to cover ADB's cost for the administration, management, supervision and operation of the APDRF. The service fee is currently 2% of the amount disbursed for investment projects. As of 31 December 2013, there was no payable to OCR ($67,000 – 2012).

NOTE E—UNDISBURSED COMMITMENTS

Undisbursed commitments are denominated in US dollars and represent grants not yet disbursed and unliquidated. During 2013, $1,500,000 undisbursed amounts were written back from financially completed and/or cancelled grant (nil – 2012). The fair value of undisbursed commitments approximates the amounts outstanding, because ADB expects that disbursements will substantially be made for all the projects/programs covered by the commitments.

NOTE F—CONTRIBUTIONS AND UNCOMMITTED BALANCES

No contributions were received during 2013 and 2012.

Uncommitted balances comprise amounts which have not been committed by ADB as of 31 December 2013 and 2012.

NOTE G—OTHER FAIR VALUE DISCLOSURES

As of 31 December 2013 and 2012, APDRF has no assets or liabilities measured at fair value on a non-recurring basis. See Notes C and E for discussions relating to investments and undisbursed commitments, respectively. In all other cases, the carrying amount of APDRF's assets and liabilities is considered to approximate fair value.

continued

NOTE H—SUBSEQUENT EVENTS

ADB has evaluated subsequent events after 31 December 2013 through 12 March 2014, the date these Financial Statements are available for issuance. As a result of this evaluation, there are no subsequent events, as defined, that require recognition or disclosure in the APDRF's Financial Statements as of 31 December 2013.

FINANCIAL SECTOR DEVELOPMENT PARTNERSHIP SPECIAL FUND
MANAGEMENT'S REPORT ON INTERNAL CONTROL OVER FINANCIAL REPORTING

The management of Asian Development Bank ("ADB") is responsible for establishing and maintaining adequate internal control over financial reporting. ADB's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles in the United States of America.

ADB's internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of ADB; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles in the United States of America, and that receipts and expenditures of ADB are being made only in accordance with authorizations of management and directors of ADB; and (iii) provide reasonable assurance regarding prevention or timely detection and correction of unauthorized acquisition, use, or disposition of ADB's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

ADB's management assessed the effectiveness of ADB's internal control over financial reporting as of 31 December 2013. In making this assessment, ADB's management used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission in *Internal Control – Integrated Framework (1992).* Based on that assessment, management believes that as of 31 December 2013, ADB's internal control over financial reporting is effective based upon the criteria established in *Internal Control – Integrated Framework (1992).*

Takehiko Nakao
President

Thierry de Longuemar
Vice-President (Finance and Risk Management)

Simon T. Bradbury
Controller

12 March 2014

Deloitte.

Deloitte & Touche LLP
Unique Entity No. T08LL0721A
6 Shenton Way #32-00
OUE Downtown 2
Singapore 068809

Tel: +65 6224 8288
Fax: +65 6538 6166
www.deloitte.com/sg

INDEPENDENT AUDITORS' REPORT

To the Board of Directors and the Board of Governors of Asian Development Bank

We have audited management's assertion, included in the accompanying Management's Report on Internal Control over Financial Reporting, that Asian Development Bank ("ADB") maintained effective internal control over financial reporting as of December 31, 2013, based on the criteria established in Internal Control — *Integrated Framework (1992)* issued by the Committee of Sponsoring Organizations of the Treadway Commission. ADB's management is responsible for maintaining effective internal control over financial reporting and for its assertion of the effectiveness of internal control over financial reporting, included in the accompanying Management's Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on management's assertion based on our audit.

We conducted our audit in accordance with attestation standards established by the American Institute of Certified Public Accountants. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audit also included performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

ADB's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with accounting principles generally accepted in the United States of America. ADB's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of ADB; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with accounting principles generally accepted in the United States of America, and that receipts and expenditures of ADB are being made only in accordance with authorizations of management and directors of ADB; and (3) provide reasonable assurance regarding prevention or timely detection and correction of unauthorized acquisition, use, or disposition of ADB's assets that could have a material effect on the financial statements.

Deloitte.

Because of the inherent limitations of internal control over financial reporting, including the possibility of collusion or improper management override of controls, material misstatements due to error or fraud may not be prevented or detected and corrected on a timely basis. Also, projections of any evaluation of the effectiveness of the internal control over financial reporting to future periods are subject to the risk that the controls may become inadequate because of changes in conditions or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, management's assertion that ADB maintained effective internal control over financial reporting as of December 31, 2013, is fairly stated, in all material respects, based on the criteria established in Internal Control — *Integrated Framework (1992)* issued by the Committee of Sponsoring Organizations of the Treadway Commission.

We have also audited, in accordance with auditing standards generally accepted in the United States of America, the accompanying statement of financial position of Asian Development Bank ("ADB") – Financial Sector Development Partnership Special Fund as of December 31, 2013 and the related statements of activities and changes in net assets, and cash flows for the period from January 31, 2013 (establishment of the Fund) to December 31, 2013 and the related notes to the financial statements. Our report dated March 12, 2014 expressed an unqualified opinion on those financial statements.

Deloitte & Touche LLP

Public Accountants and
Chartered Accountants
Singapore

March 12, 2014

Deloitte.

Deloitte & Touche LLP
Unique Entity No. T08LL0721A
6 Shenton Way #32-00
OUE Downtown 2
Singapore 068809

Tel: +65 6224 8288
Fax: +65 6538 6166
www.deloitte.com/sg

INDEPENDENT AUDITORS' REPORT

To the Board of Directors and the Board of Governors of Asian Development Bank

We have audited the accompanying financial statements of Asian Development Bank ("ADB") – Financial Sector Development Partnership Special Fund which comprise the statement of financial position as of December 31, 2013, and the related statements of activities and changes in net assets, and cash flows for the period from January 31, 2013 (establishment of the Fund) to December 31, 2013, and the related notes to the financial statements.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditors' Responsibility

Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

Deloitte.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of ADB – Financial Sector Development Partnership Special Fund as of December 31, 2013, and the results of its operations and its cash flows for the period from January 31, 2013 (establishment of the Fund) to December 31, 2013 in accordance with accounting principles generally accepted in the United States of America.

Report on Management's Assertion on Internal Control over Financial Reporting

We have also audited, in accordance with attestation standards established by the American Institute of Certified Public Accountants, management's assertion that ADB maintained effective internal control over financial reporting as of December 31, 2013, based on the criteria established in Internal Control — *Integrated Framework (1992)* issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated March 12, 2014 expressed an unqualified opinion on management's assertion that ADB maintained effective internal control over financial reporting.

Deloitte & Touche LLP

Public Accountants and
Chartered Accountants
Singapore

March 12, 2014

ASIAN DEVELOPMENT BANK—FINANCIAL SECTOR DEVELOPMENT PARTNERSHIP SPECIAL FUND
STATEMENT OF FINANCIAL POSITION
31 December 2013
Expressed in Thousands of US Dollars

		2013
ASSETS		
DUE FROM BANKS	$	302
INVESTMENTS (Notes C and G)		
Time deposits		4,800
DUE FROM CONTRIBUTORS (Note F)		2,070
TOTAL	**$**	**7,172**
LIABILITIES AND UNCOMMITTED BALANCES		
ACCOUNTS PAYABLE AND OTHER LIABILITIES (Note D)	$	9
UNCOMMITTED BALANCES (FSDPSF-2) (Note F), represented by:		7,163
Unrestricted net assets		
TOTAL	**$**	**7,172**

The accompanying notes are an integral part of these financial statements (FSDPSF-4).

ASIAN DEVELOPMENT BANK—FINANCIAL SECTOR DEVELOPMENT PARTNERSHIP SPECIAL FUND
STATEMENT OF ACTIVITIES AND CHANGES IN NET ASSETS
For the Period 31 January to 31 December 2013
Expressed in Thousands of US Dollars

	2013
CHANGES IN UNRESTRICTED NET ASSETS	
CONTRIBUTIONS (Note F)	$ 7,137
REVENUE FROM OTHER SOURCES	2
Total	7,139
EXPENSES	
Administrative and financial expenses (Note D)	9
CONTRIBUTION AND REVENUE IN EXCESS OF EXPENSES	7,130
EXCHANGE GAINS—net	33
INCREASE IN NET ASSETS	7,163
NET ASSETS AT BEGINNING OF YEAR	–
NET ASSETS AT END OF YEAR	**$ 7,163**

The accompanying notes are an integral part of these financial statements (FSDPSF-4).

FSDPSF-3

ASIAN DEVELOPMENT BANK—FINANCIAL SECTOR DEVELOPMENT PARTNERSHIP SPECIAL FUND
STATEMENT OF CASH FLOWS
For the Period 31 January to 31 December 2013
Expressed in Thousands of US Dollars

	2013
CASH FLOWS FROM OPERATING ACTIVITIES	
Contributions received	$ 5,100
Cash received from other sources	2
Net Cash Provided by Operating Activities	5,102
CASH FLOWS FROM INVESTING ACTIVITIES	
Purchases of investments	(4,800)
Net Cash Used in Investing Activities	(4,800)
Net Increase in Due From Banks	302
Due from Banks at Beginning of Year	–
Due from Banks at End of Year	$ 302
RECONCILIATION OF INCREASE IN NET ASSETS TO NET CASH PROVIDED BY OPERATING ACTIVITIES:	
Increase in net assets (FSDPSF-2)	$ 7,163
Adjustments to reconcile increase in net assets to net cash provided by operating activities:	
Change in accounts payable and other liabilities	9
Change in due from contributors	(2,070)
Net Cash Provided by Operating Activities	$ 5,102

The accompanying notes are an integral part of these financial statements (FSDPSF-4).

ASIAN DEVELOPMENT BANK—FINANCIAL SECTOR DEVELOPMENT PARTNERSHIP SPECIAL FUND
NOTES TO FINANCIAL STATEMENTS
For the Period 31 January to 31 December 2013

NOTE A—NATURE OF OPERATIONS

The Asian Development Bank (ADB), a multilateral development financial institution, was established in 1966 with its headquarters in Manila, Philippines. ADB and its operations are governed by the Agreement Establishing the Asian Development Bank (the Charter). Its purpose is to foster economic development and co-operation in Asia and the Pacific region and to contribute to the acceleration of the process of economic development of the developing member countries (DMCs) in the region, collectively and individually. Since 1999, ADB's corporate vision and mission has been to help DMCs reduce poverty in the region. This was reaffirmed under the long-term strategic framework for 2008-2020 (Strategy 2020). Under Strategy 2020, ADB's corporate vision continues to be "An Asia and Pacific Free of Poverty" and its mission has been to help its DMCs reduce poverty and improve living conditions and quality of life. ADB has been pursuing its mission and vision by focusing on three complementary strategic agendas: inclusive growth, environmentally sustainable growth, and regional integration. ADB provides financial and technical assistance for projects and programs, which will contribute to achieving this purpose. These are financed through ordinary capital resources (OCR) and Special Funds.[1]

The Financial Sector Development Partnership Special Fund (FSDPSF) was approved by the Board of Directors and established on 31 January 2013 to strengthen regional, subregional, and national financial systems in Asia and the Pacific. The FSDPSF will provide financial assistance through grants for components of investments projects and TA projects.

FSDPSF's resources may consist of contributions from ADB and other bilateral, multilateral, and individual sources, including companies and foundations.

ADB is immune from taxation pursuant to Chapter VIII, Article 56, *Exemption from Taxation*, of the Charter.

NOTE B—SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Presentation of the Financial Statements

The financial statements of the FSDPSF are prepared in accordance with accounting principles generally accepted in the United States of America (US GAAP), and are presented on the basis of those for not-for-profit organizations. The financial statements are for the first period of FSDPSF's activities and consequently do not include prior year comparative amounts.

FSDPSF reports donors' contributions of cash and other assets as unrestricted assets as these are made available to FSDPSF without conditions other than for the purpose of pursuing its objectives.

Functional and Reporting Currency

The US dollar is the functional and reporting currency, representing the currency of the primary economic operating environment of FSDPSF.

---

[1] Asian Development Fund (ADF), Technical Assistance Special Fund (TASF), Japan Special Fund (JSF), ADB Institute (ADBI), Pakistan Earthquake Fund (PEF), Regional Cooperation and Integration Fund (RCIF), Climate Change Fund (CCF), Asia Pacific Disaster Response Fund (APDRF), and Financial Sector Development Partnership Special Fund (FSDPSF).

continued

Translation of Currencies

ADB adopts the use of daily exchange rates for accounting and financial reporting purposes. This allows transactions denominated in non-US dollar currencies to be translated to the reporting currency using exchange rates applicable at the time of the transactions. Contributions included in the financial statements during the year are recognized at applicable exchange rates as of the respective dates of commitment. At the end of each accounting month, translations of assets, liabilities, and uncommitted balances which are denominated in non-US dollar currencies are adjusted using the applicable rates of exchange at the end of the reporting period. These translation adjustments are accounted for as exchange gains or losses and are credited or charged to operations.

Investments

All investment securities held by FSDPSF are reported at fair value. Realized and unrealized gains and losses are included in revenue.

Interest income on time deposits is recognized as realized and reported in revenue from investments.

Contributions

The contributions from donors and the allocations from net income of OCR are included in the financial statements, from the date of effectivity of the contributions agreement, and the Board of Governors' approval, respectively.

Technical Assistance, Grants and Undisbursed Commitments

Technical assistance (TA) and grants are recognized in the financial statements when the project is approved and becomes effective. Upon completion of the TA project or cancellation of a grant, any undisbursed amount is written back as a reduction in TA or grants for the year and the corresponding undisbursed commitment is eliminated accordingly.

Advances are provided from TA and grants to the executing agency or co-operating institution, for the purpose of making payments for eligible expenses. The advances are subject to liquidation and charged against undisbursed commitments. Any unutilized portion is required to be returned to the fund.

Fair Value of Financial Instruments

ASC 820, "Fair Value Measurement" defines fair value as the price that would be received to sell an asset or paid to transfer a liability at measurement date in an orderly transaction among willing participants with an assumption that the transaction takes place in the entity's principal market, or in the absence of principal market, in the most advantageous market for the asset or liability. The most advantageous market is the market where the sale of the asset or transfer of liability would maximize the amount received for the asset or minimize the amount paid to transfer the liability. The fair value measurement is not adjusted for transaction costs.

Fair Value Hierarchy

ASC 820 establishes a fair value hierarchy that gives the highest priority to quoted prices in active markets for identical assets or liabilities (Level 1), next priority to observable market inputs or market corroborated data (Level 2), and the lowest priority to unobservable inputs without market corroborated data (Level 3).

continued

The fair values of ADB's financial assets and liabilities are categorized as follows:

Level 1: fair values are based on unadjusted quoted prices for identical assets or liabilities in active markets.
Level 2: fair values are based on quoted prices for similar assets or liabilities in active markets or markets that are not active; or valuation models for which significant inputs are obtained from market-based data that are observable.
Level 3: fair values are based on prices or valuation models for which significant inputs to the model are unobservable.

Inter-level transfers from one year to another may occur due to changes in market activities affecting the availability of quoted market prices or observable market data.

ADB's policy is to recognize transfers in and transfers out of levels as of the end of the reporting period in which they occur.

Accounting Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make reasonable estimates and assumptions that affect the reported amounts of assets and liabilities and uncommitted balances as of the end of the year and the reported amounts of revenue and expenses during the year. The actual results could differ from those estimates.

Accounting and Reporting Developments

In April 2013, the Financial Accounting Standards Board (FASB) issued Accounting Standards Update (ASU) 2013-06, *"Not-for-Profit Entities (Topic 958),"* to require a recipient not-for-profit entity to recognize all services received from personnel of an affiliate that directly benefit the recipient not-for-profit entity. Those services should be measured at the cost recognized by the affiliate for the personnel providing those services. The amendments in this Update are effective prospectively for fiscal years beginning after 15 June 2014, and interim and annual periods thereafter. ADB is currently assessing the impact of this ASU on FSDPSF's financial statements.

In April 2013, the FASB issued ASU 2013-07, *"Presentation of Financial Statements (Topic 205) – Liquidation Basis of Accounting,"* to require an entity to prepare its financial statements using the liquidation basis of accounting when liquidation is imminent. The amendments are effective for entities that determine liquidation is imminent during annual reporting periods beginning after 15 December 2013, and interim reporting periods therein. This ASU is not expected to impact FSDPSF's financial statements.

Statement of Cash Flows

For the purposes of the Statement of Cash Flows, FSDPSF considers that its cash and cash equivalents are limited to DUE FROM BANKS, which consists of cash on hand and current accounts in banks used for operational disbursements.

NOTE C—INVESTMENTS

The main investment management objective is to maintain security and liquidity. Subject to these parameters, ADB seeks the highest possible return on its investments. Investments are governed by the Investment Authority approved by the Board of Directors.

All investments held as of 31 December 2013 were in time deposits.

continued

The annualized rate of return on the average investments held during the period ended 31 December 2013, based on the portfolio held at the beginning and end of each month, was 0.002%

Fair Value Disclosure

The fair value of INVESTMENTS as of 31 December 2013 was as follows:

($ thousand)

		Fair Value Measurements		
	31 December 2013	Level 1	Level 2	Level 3
Investments				
Time deposits	$ 4,800	$ –	$ 4,800	$ –

ADB maintains documented processes and internal controls to value investment securities. Time deposits are reported at cost, which approximates fair value.

NOTE D—RELATED PARTY TRANSACTIONS

The ordinary capital resources (OCR) and special funds resources are at all times used, committed, and invested entirely separately from each other. The administrative and operational expenses pertaining to FSDPSF will be settled regularly with OCR and the other funds. Grant programs may be combined activities financed by special and trust funds. ADB will charge a service fee to cover ADB's incremental cost for the administration, management, supervision, and operation of the FSDPSF. The service fees are set at (i) 5% of amounts disbursed for TA projects; and (ii) 5% of amounts disbursed for grant components of investment projects up to $5,000,000, or 2% of amounts disbursed for grant components of investment projects above $5,000,000 with a minimum of $250,000, whichever is greater.

NOTE E—UNDISBURSED COMMITMENTS

Undisbursed commitments are denominated in US dollars and represent grants not yet disbursed and unliquidated. The fair value of undisbursed commitments approximates the amounts outstanding, because ADB expects that disbursements will substantially be made for all the projects/programs covered by the commitments.

NOTE F—CONTRIBUTIONS AND UNCOMMITTED BALANCES

In May 2013, the Board of Governors approved the transfer of $2,700,000 to the FSDPSF as part of OCR's 2012 net income allocation.

In October 2013, the Government of Luxembourg committed its 1st contribution amounting to $2,400,000.

In November 2013, the Government of Luxembourg committed an additional contribution amounting to €1,500,000 ($2,037,000 equivalent). As at 31 December 2013, the amount committed was reported in the Statement of Financial Position as DUE FROM CONTRIBUTORS.

Uncommitted balances comprise amounts which have not been committed by ADB as of 31 December 2013.

continued

NOTE G—OTHER FAIR VALUE DISCLOSURES

As of 31 December 2013, FSDPSF has no assets or liabilities measured at fair value on a non-recurring basis. See Notes C and E for discussions relating to investments and undisbursed commitments, respectively. In all other cases, the carrying amount of FSDPSF's assets and liabilities is considered to approximate fair value.

NOTE H—SUBSEQUENT EVENTS

ADB has evaluated subsequent events after 31 December 2013 through 12 March 2014, the date these Financial Statements are available for issuance. On 6 January 2014, FSDPSF received the additional contribution from the Government of Luxembourg.

